Form 20-F
period 2010-12-31
TEKMIRA PHARMACEUTICALS CORP
filed 2011-06-03
CIK 1447028

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER: 001-34949

TEKMIRA PHARMACEUTICALS CORPORATION

(Exact name of Registrant as specified in its charter)

British Columbia

(Jurisdiction of incorporation or organization)

100—8900 Glenlyon Parkway

Burnaby, British Columbia, Canada, V5J 5J8

(Address of principal executive offices)

Mark J. Murray

100—8900 Glenlyon Parkway

Burnaby, British Columbia, Canada, V5J 5J8

Telephone: +1 604 419 3200

Facsimile: +1 604 419 3202

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
Common Shares, without par value	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

N/A

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2010 was 10,338,703 common shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐        Accelerated filer  ☐        Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

GENERAL INTRODUCTION AND USE OF CERTAIN TERMS

In this Annual Report, references to:

•	“Company” means Tekmira Pharmaceuticals Corporation, a British Columbia company;

•	“Protiva” means Protiva Biotherapeutics Inc., a British Columbia company and a wholly-owned subsidiary of Tekmira; and

•	“We”, “us”, “our”, and “Tekmira” means Tekmira together with Protiva.

We use the Canadian dollar as our reporting currency. All references in this document to “dollars” or “$” are to Canadian dollars unless otherwise indicated.

Except as noted, the information set forth in this Annual Report is as of December 31, 2010 and, except as noted, all information included in this document should only be considered correct as of such date.

FORWARD LOOKING STATEMENTS

Much of the information included in this Annual Report includes or is based upon estimates, projections or other “forward-looking statements”. Such forward-looking statements include any projections or estimates made by us and our management in connection with our business operations. These statements relate to future events or our future financial performance. In some cases you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of those terms or other comparable terminology. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Such estimates, projections or other forward-looking statements involve various risks and uncertainties and other factors, including the risks in the section titled “Risk Factors” below, which may cause our actual results, levels of activities, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform those statements to actual results.

The statements contained in Item 4.B.—the “Business Overview”, Item 5—“Operating and Financial Review and Prospects” and Item 11—“Quantitative and Qualitative Disclosures About Market Risk” are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly.

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3	KEY INFORMATION

3A.	Selected Financial Data

The following table presents selected financial data derived from Tekmira’s audited consolidated financial statements for the fiscal years ended December 31, 2010, 2009, 2008, 2007 and 2006. The operating data for the years ending December 31 2010, 2009 and 2008 is derived from financial statements prepared under U.S. GAAP. The operating data for the years ending December 31, 2007 and 2006 is derived from financial statements prepared under Canadian GAAP and then reconciled to U.S. GAAP. The balance sheet data at December 31, 2010 and 2009 is derived from financial statements prepared under U.S. GAAP. The balance sheet data at December 31, 2008, 2007 and 2006 is derived from financial statements prepared under Canadian GAAP and then reconciled to U.S. GAAP. You should read this information in conjunction with our financial statements for the periods presented, as well as Item 4 “Information on the Company” and Item 5 “Operating and Financial Review and Prospects” included elsewhere in this Annual Report. The financial information presented in this 20-F has been prepared in accordance with generally accepted accounting principles of the United States of America, or U.S. GAAP. Historically we prepared our consolidated financial statements in conformity with Canadian generally accepted accounting principles. The Canadian Securities Administrators’ National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency, permits Canadian public companies who are also U.S. Securities and Exchange Commission (SEC) registrants the option of preparing their financial statements under U.S. GAAP. Based on a number of our peers and collaborators reporting under U.S. GAAP we concluded that U.S. GAAP is more relevant to the users of our financial statements than Canadian GAAP. Therefore, effective December 31, 2010, we adopted U.S. GAAP as the reporting standard for our consolidated financial statements. All comparative financial information contained in our December 31, 2010 consolidated financial statements and in this 20-F has been presented as if we had historically reported in accordance with U.S. GAAP. These policies are consistent with Canadian GAAP in all material respects for Tekmira except, under Canadian GAAP, the in-process research and development acquired from Protiva on May 30, 2008 would be recorded on our Balance Sheet as intangible assets and would be amortized over its estimated useful life of 16 years. Under U.S. GAAP, the in-process research and development acquired from Protiva was expensed at the time of acquisition as it has no alternative future use. The impact of this difference for years ended and as at December 31, 2008, 2009 and 2010 is described in note 14 to the consolidated financial statements.

Summary Financial Information

Under U.S. GAAP (in thousands of Canadian dollars, except per share amounts)

	Year Ended December 31,
	2010	2009	2008	2007	2006
	$	$	$	$	$

Operating Data
Revenue	21,355	14,428	11,732	15,769	15,857
Expenses	33,870	22,905	40,716	13,155	17,817
Income (Loss) from operations	(12,515)	(8,477)	(28,984)	2,613	(1,960)
Net and comprehensive income (loss)	(12,415)	(8,749)	(29,920)	(2,558)	21,075
Weighted average number of common shares—basic(1)	10,333	10,325	8,116	4,770	3,857
Weighted average number of common shares—diluted(1)	10,333	10,325	8,116	4,770	3,857
Income (Loss) per common share—basic	(1.20)	(0.85)	(3.69)	(0.54)	5.46
Income (Loss) per common share—diluted	(1.20)	(0.85)	(3.69)	(0.54)	5.46
Balance Sheet Data
Total current assets	17,909	25,958	33,261	23,068	6,451
Total assets	21,022	29,279	35,871	24,593	7,034
Total liabilities	10,290	6,816	4,933	6,401	6,853
Share capital	229,492	229,427	229,412	195,317	180,238

	Year Ended December 31,
	2010	2009	2008	2007	2006
	$	$	$	$	$
Total Stockholders’ equity	10,733	22,463	30,938	18,192	181
Number of shares outstanding(1)	10,339	10,329	10,325	4,913	3,857

(1)	On April 30, 2007, Inex’s (Tekmira’s predecessor company) common shares were consolidated on a basis of two current common shares for one new common share. On November 4, 2010, Tekmira completed a consolidation of its common shares whereby five old common shares of Tekmira were exchanged for one new common share of Tekmira. Except as otherwise indicated, all references to common shares, common shares outstanding, average number of common shares outstanding, per share amounts and options in this document have been restated to reflect the common shares consolidation on a retroactive basis.

We have never declared or paid any cash dividends.

Exchange Rate

The closing exchange rate between the Canadian dollar and the U.S. dollar was CDN$0.9464 per US$1.00 (or US$1.0566 per CDN$1.00) using the Bank of Canada exchange rate on April 30, 2011.

The average exchange rates for the financial periods of Tekmira listed above (based on the average exchange rate for each period using the average of the closing exchange rates on the last day of each month during the period in accordance with the exchange rates provided by the Bank of Canada) are as follows:

	Year Ended December 31,
	2010	2009	2008	2007	2006
Period end	$0.9946	$1.0466	$1.2246	$0.9881	$1.1653
Average	$1.0304	$1.1374	$1.0716	$1.0659	$1.1308
High	$1.0745	$1.3000	$1.2970	$1.1853	$1.1726
Low	$0.9360	$1.0292	$0.9719	$0.9170	$1.0990

The high and low exchange rates between the Canadian dollar and the U.S. dollar for the past six months (provided by the Bank of Canada) are as follows:

Month	Exchange rate CDN$ per US$1.00
	High	Low
May 2011	$0.9816	$0.9479
April 2011	$0.9675	$0.9464
March 2011	$0.9918	$0.9687
February 2011	$0.9958	$0.9714
January 2011	$1.0015	$0.9869
December 2010	$1.0175	$0.9946

3B.	Capitalization and Indebtedness

Not applicable.

3C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3D.	Risk Factors

An investment in our common shares is highly speculative and involves a high degree of risk. We may face a variety of risks that may affect our operations or financial results, and many of those risks are driven by factors that we cannot control or predict. Before investing in our common shares, investors should carefully consider the following risks. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be materially adversely affected. In that case, investors may lose all or a part of their investment. You should not consider an investment in our common shares unless you are capable of sustaining an economic loss of the entire investment.

Risks Related to Our Business

We are in the early stages of our development and because we have a short development history with Ribonucleic Acid interference (“RNAi”), there is a limited amount of information about us upon which you can evaluate our RNAi business and prospects.

We have not begun to market or generate revenues from the commercialization of any products. We have only a limited history upon which one can evaluate our RNAi business and prospects as our RNAi therapeutic products are still at an early stage of development and thus we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical area. For example, to execute our business plan, we will need to successfully:

•	execute product development activities using an unproven technology;

•	build, maintain and protect a strong intellectual property portfolio;

•	gain acceptance for the development and commercialization of any product we develop;

•	develop and maintain successful strategic relationships; and

•	manage our spending as our expenses are expected to increase due to clinical trials, regulatory approvals, commercialization and our recently launched lawsuit against Alnylam.

If we are unsuccessful in accomplishing these objectives, we may not be able to develop products, raise capital, expand our business or continue our operations.

The approach we are taking to discover and develop novel drug products is unproven and may never lead to marketable drug products.

We intend to concentrate our internal research and development efforts in the future on RNAi technology, and our future success depends in part on the successful development of RNAi technology and products based on RNAi technology. While RNAi technology is based on a naturally occurring process that takes place inside cells, which can suppress the production of specific proteins, and has the potential to generate therapeutic drugs that take advantage of that process, neither we nor any other company has received regulatory approval to market a therapeutic product based on RNAi technology. The scientific discoveries that form the basis for our efforts to discover and develop new products are relatively new. While there are a number of RNAi therapeutics in development, very few product candidates based on these discoveries have ever been tested in humans and there can be no assurance that any RNAi therapeutic product will be approved for commercial use.

Further, our focus solely on RNAi technology for developing products, as opposed to multiple, more proven technologies for product development, increases our risks. If we are not successful in developing a product candidate using RNAi technology, we may be required to change the scope and direction of our product development activities. In that case, we may not be able to identify and implement successfully an alternative product development strategy.

Risks Related to Our Financial Results and Need for Financing

We will require substantial additional capital to fund our operations. If additional capital is not available, we may need to delay, limit or eliminate our research, development and commercialization processes and may need to undertake a restructuring.

At December 31, 2010 we had $7.6 million in working capital and $11.8 million in working capital excluding deferred revenue. We believe that our current funds on hand plus expected income including funds from our collaborative partners and the U.S. Government will be sufficient to continue our product development into the second quarter of 2012. Substantial additional funds will be required to continue with the active development of our pipeline products and technologies. In particular, our funding needs may vary depending on a number of factors including:

•	legal costs incurred in connection with our lawsuit against Alnylam;

•	revenues earned from our collaborative partnerships, including Alnylam;

•	revenues earned from our U.S. Government contract to develop TKM-Ebola;

•	the extent to which we continue the development of our product candidates or form collaborative relationships to advance our products;

•	our decisions to in-license or acquire additional products or technology for development, in particular for our RNAi therapeutics programs;

•	our ability to attract and retain corporate partners, and their effectiveness in carrying out the development and ultimate commercialization of our product candidates;

•	whether batches of drugs that we manufacture fail to meet specifications resulting in delays and investigational and remanufacturing costs;

•	the decisions, and the timing of decisions, made by health regulatory agencies regarding our technology and products;

•	competing technological and market developments; and

•	prosecuting and enforcing our patent claims and other intellectual property rights.

We will seek to obtain funding to maintain and advance our business from a variety of sources including public or private equity or debt financing, collaborative arrangements with pharmaceutical companies and government grants and contracts. There can be no assurance that funding will be available at all or on acceptable terms to permit further development of our products especially in light of the current difficult climate for investment in early stage biotechnology companies. In addition, we have not established bank financing arrangements and there can be no assurance that we will be able to establish such arrangements or that bank financing can be arranged on satisfactory terms, or at all.

If adequate funding is not available, we may be required to delay, reduce or eliminate one or more of our research or development programs or reduce expenses associated with non-core activities. We may need to obtain funds through arrangements with collaborators or others that may require us to relinquish most or all of our rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise seek if we were better funded. Insufficient financing may also mean failing to prosecute our patents or relinquishing rights to some of our technologies that we would otherwise develop or commercialize.

We have incurred losses in nearly every year since our inception and we anticipate that we will not achieve sustained profits for the foreseeable future. To date, we have had no product revenues.

With the exception of the year ended December 31, 2006, we have incurred losses since inception and have not received any revenues other than from research and development collaborations, license fees and milestone payments. From inception to December 31, 2010, we have an accumulated net deficit of $248.9 million. As we continue our research and development and clinical trials and seek regulatory approval for the sale of our product candidates, we do not expect to attain sustained profitability for the foreseeable future. We do not expect to achieve sustained profits until such time as strategic alliance payments, product sales and royalty payments, if any, generate sufficient revenues to fund our continuing operations. We cannot predict if we will ever achieve profitability and, if we do, we may not be able to remain consistently profitable or increase our profitability.

Risks Related to Our Dependence on Third Parties

We expect to depend on our existing and new collaborators for a significant portion of our revenues and to develop, conduct clinical trials with, obtain regulatory approvals for, and manufacture, market and sell some of our product candidates. If these collaborations are unsuccessful, our business could be adversely affected.

We expect that we will depend in part on our Alnylam collaboration to provide revenue to fund our operations, especially in the near term. This collaboration represented 29% of our operating revenue for the fiscal year 2010. Furthermore, our strategy is to enter into various additional arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, manufacturing, marketing and commercialization of our products. We may be unable to continue to establish such collaborations, and any collaborative arrangements we do establish may be unsuccessful.

Should any collaborative partner fail to develop or ultimately successfully commercialize any of the products to which it has obtained rights, our business may be adversely affected. In addition, once initiated, there can be no assurance that any of these collaborations will be continued or result in successfully commercialized products. In particular, there is now a risk that our collaboration with Alnylam could be adversely affected, following our initiation of a lawsuit against Alnylam. Failure of a collaborative partner to continue funding any particular program could delay or halt the development or commercialization of any products arising out of such program. In addition, there can be no assurance that the collaborative partners will not pursue alternative technologies or develop alternative products either on their own or in collaboration with others, including our competitors, as a means for developing treatments for the diseases targeted by our programs.

We expect the U.S. Government to fund our TKM-Ebola program through to completion of a Phase 1 human safety clinical trial and possibly beyond that to FDA drug approval. The quantum and timing of funding may not be what we have projected and the U.S. Government could cancel this funding at any time.

The contract we signed with the U.S. Government on July 14, 2010 is for funding of up to US$34.7 million for our TKM-Ebola program through to the completion of a Phase 1 human safety clinical trial. The U.S. Government may later extend the contract to cover the entire TKM-Ebola program through to FDA drug approval.

This is our first U.S. Government contract of any notable size. Our lack of experience in dealing with the U.S. Government brings uncertainty into our cash flow projections and uncertainty into our ability to execute the contract within U.S. Government requirements. Furthermore, there is inherent risk in projecting cash flows years ahead for such a complex program.

The quantum and timing of funding for the TKM-Ebola program may not be what we have projected and under the terms of the contract the U.S. Government could cancel this funding, which is paid through monthly reimbursements, at any time.

We rely on third parties to conduct our clinical trials, and if they fail to fulfill their obligations, our development plans may be adversely affected.

We rely on independent clinical investigators, contract research organizations and other third-party service providers to assist us in managing, monitoring and otherwise carrying out our clinical trials. We have contracted with, and we plan to continue to contract with, certain third parties to provide certain services, including site selection, enrolment, monitoring and data management services. Although we depend heavily on these parties, we do not control them and therefore, we cannot be assured that these third parties will adequately perform all of their contractual obligations to us. If our third-party service providers cannot adequately fulfill their obligations to us on a timely and satisfactory basis or if the quality or accuracy of our clinical trial data is compromised due to failure to adhere to our protocols or regulatory requirements, or if such third parties otherwise fail to meet deadlines, our development plans may be delayed or terminated.

We have no sales, marketing or distribution experience and would have to invest significant financial and management resources to establish these capabilities.

We have no sales, marketing or distribution experience. We currently expect to rely heavily on third parties to launch and market certain of our products, if approved. However, if we elect to develop internal sales, distribution and marketing capabilities, we will need to invest significant financial and management resources. For products where we decide to perform sales, marketing and distribution functions ourselves, we could face a number of additional risks, including:

•	we may not be able to attract and build a significant marketing or sales force;

•	the cost of establishing a marketing or sales force may not be justifiable in light of the revenues generated by any particular product; and

•	our direct sales and marketing efforts may not be successful.

If we are unable to develop our own sales, marketing and distribution capabilities, we will not be able to successfully commercialize our products, if approved, without reliance on third parties.

We will rely on third-party manufacturers to manufacture our products (if approved) in commercial quantities, which could delay, prevent or increase the costs associated with the future commercialization of our products.

Our product candidates have not yet been manufactured for commercial use. If any of our product candidates becomes approved for commercial sale, in order to supply our or our collaborators’ commercial requirements for such an approved product, we will need to establish third-party manufacturing capacity. Any third-party manufacturing partner may be required to fund capital improvements to support the scale-up of manufacturing and related activities. The third-party manufacturer may not be able to establish scaled manufacturing capacity for any an approved product in a timely or economic manner, if at all. If any manufacturer is unable to provide commercial quantities of such an approved product, we will have to successfully transfer manufacturing technology to a new manufacturer. Engaging a new manufacturer for such an approved product could require us to conduct comparative studies or utilize other means to determine bioequivalence of the new and prior manufacturers’ products, which could delay or prevent our ability to commercialize such an approved product. If any of these manufacturers is unable or unwilling to increase its manufacturing capacity or if we are unable to establish alternative arrangements on a timely basis or on acceptable terms, the development and commercialization of such an approved product may be delayed or there may be a shortage in supply. Any inability to manufacture our products in sufficient quantities when needed would seriously harm our business.

Manufacturers of our approved products, if any, must comply with cGMP requirements enforced by the FDA and Health Canada through facilities inspection programs. These requirements include quality control, quality assurance, and the maintenance of records and documentation. Manufacturers of our approved products, if any, may be unable to comply with these cGMP requirements and with other FDA, Health Canada, state, and foreign regulatory requirements. We have little control over our manufacturers’ compliance with these regulations and standards. A failure to comply with these requirements may result in fines and civil penalties, suspension of production, suspension or delay in product approval, product seizure or recall, or withdrawal of product approval. If the safety of any quantities supplied is compromised due to our manufacturer’s failure to adhere to applicable laws or for other reasons, we may not be able to obtain regulatory approval for or successfully commercialize our products, which would seriously harm our business.

Risks Related to Managing Our Operations

We are dependent on certain members of our management and scientific staff. The loss of services of one or more of these staff members could adversely affect us.

We depend on our senior executive officers as well as key scientific, management and other personnel. The competition for qualified personnel in the biotechnology field is intense. We rely heavily on our ability to attract and retain qualified managerial, scientific and technical personnel. While we currently have employment contracts with our key personnel and are not aware that any are planning to leave or retire, we may not be able to successfully attract and retain skilled and experienced personnel in the future. In particular, we rely on our President and Chief Executive Officer, Mark J. Murray, Ph.D., and our Executive Vice President and Chief Science Officer, Ian MacLachlan, Ph.D. Drs. Murray and MacLachlan both joined us in May 2008 concurrent with the closing the business combination between Tekmira and Protiva and were both founders of and occupied positions of senior leadership at Protiva. Dr. Murray has over 20 years of experience in both the R&D and business development and management facets of the biotechnology industry and Dr. MacLachlan has been active in molecular therapeutics for more than a decade. If we were to lose either of their services, our ability to develop our technology, add to our pipeline, advance our product candidates and our ability to manage our operations and relationships with third parties would be adversely affected.

We may have difficulty managing our growth and expanding our operations successfully as we seek to evolve from a company primarily involved in discovery and pre-clinical testing into one that develops and commercializes products.

As product candidates we develop enter and advance through clinical trials, we will need to expand our development, regulatory, manufacturing, clinical and medical capabilities or contract with other organizations to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with various collaborators, suppliers and other organizations. Our ability to manage our operations and growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems or controls.

We could face liability from our controlled use of hazardous and radioactive materials in our research and development processes.

We use certain radioactive materials, biological materials and chemicals, including organic solvents, acids and gases stored under pressure, in our research and development activities. Our use of radioactive materials is regulated by the Canadian Nuclear Safety Commission for the possession, transfer, import, export, use, storage, handling and disposal of radioactive materials. Our use of biological materials and chemicals, including the use, manufacture, storage, handling and disposal of such materials and certain waste products is regulated by a number of federal, provincial and local laws and regulations. Although we believe that our safety procedures for handling such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources. We are not specifically insured with respect to this liability.

Our business and operations could suffer in the event of information technology system failures.

Despite the implementation of security measures, our internal computer systems and those of our contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war, and telecommunication and electrical failures. Such events could cause interruption of our operations. For example, the loss of pre-clinical trial data or data from completed or ongoing clinical trials for our product candidates could result in delays in our regulatory filings and development efforts and significantly increase our costs. To the extent that any disruption or security breach were to result in a loss of or damage to our data, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the development of our product candidates could be delayed.

Increased costs associated with corporate governance compliance may significantly affect our results of operations.

Compliance with the Sarbanes-Oxley Act of 2002 may require changes in some of our corporate governance and securities disclosure and compliance practices, and will require thorough documentation and evaluation of our internal control procedures. We expect this to increase our legal compliance and financial reporting costs. This could also make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur higher costs to obtain coverage. In addition, this could make it more difficult for us to attract and retain qualified members of our board of directors, or qualified executive officers.

Our internal controls over financial reporting may not be adequate and our independent auditors may not be able to certify as to their adequacy, which could have a significant and adverse effect on our business and reputation.

Our current reporting on internal controls over financial reporting (ICFR), complies with Canadian public company requirements under National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. Under National Instrument 52-109 our certifying officers can use whatever means they consider appropriate to satisfy themselves that disclosure of material weaknesses and changes in ICFR are appropriately disclosed in our Management’s Discussion and Analysis. To date, we have not reported any material weaknesses or changes in our ICFR. Under the U.S. Securities Exchange Commission rules that apply to us since listing on the NASDAQ Capital Market if our market capitalization, excluding affiliated stockholders, at June 30 of any fiscal year is greater than US$75 million then we will be required to obtain independent registered public accounting firm certification on the adequacy of our internal controls over financial reporting for that fiscal year, as required by Section 404 of the Sarbanes Oxley Act of 2002 (“SOX Section 404”). Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. As an early-stage company, our internal controls may be weaker than those of more established corporations.

We have not tested our internal controls over financial reporting in accordance with SOX Section 404. If we were unable to implement the appropriate controls and procedures required by SOX Section 404 in a timely manner or otherwise to comply with SOX Section 404, management might not be able to certify, and our independent registered public accounting firm might not be able to report on, the adequacy of our internal controls over financial reporting. As a result, there could be an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel.

Risks Related to Our Industry

Risks Related to Development, Clinical Testing and Regulatory Approval of Our Product Candidates

The manufacture and sale of human therapeutic products are governed by a variety of statutes and regulations. There can be no assurance that our product candidates will obtain regulatory approval.

To obtain marketing approval, U.S. and Canadian laws require:

•	controlled research and human clinical testing;

•	establishment of the safety and efficacy of the product for each use sought;

•	government review and approval of a submission containing manufacturing, preclinical and clinical data;

•	adherence to Good Manufacturing Practice Regulations during production and storage; and

•	control of marketing activities, including advertising and labelling.

The product candidates we currently have under development will require significant development, preclinical and clinical testing and investment of significant funds before their commercialization. Some of our product candidates, if approved, will require the completion of post-market studies. There can be no assurance that such products will be developed. The process of completing clinical testing and obtaining required approvals is likely to take a number of years and require the use of substantial resources. If we fail to obtain regulatory approvals, our operations will be adversely affected. Further, there can be no assurance that future product candidates will be shown to be safe and effective in clinical trials or receive applicable regulatory approvals.

Other markets have regulations and restrictions similar to those in the U.S. and Canada. Investors should be aware of the risks, problems, delays, expenses and difficulties which we may encounter in view of the extensive regulatory environment which affects our business.

If testing of a particular product candidate does not yield successful results, then we will be unable to commercialize that product candidate.

We must demonstrate our product candidates’ safety and efficacy in humans through extensive clinical testing. Our research and development programs are at an early stage of development. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of any products, including the following:

•	the results of preclinical studies may be inconclusive, or they may not be indicative of results that will be obtained in human clinical trials;

•	safety and efficacy results attained in early human clinical trials may not be indicative of results that are obtained in later clinical trials;

•	after reviewing test results, we or our collaborators may abandon projects that we might previously have believed to be promising;

•	we, our collaborators or regulators, may suspend or terminate clinical trials because the participating subjects or patients are being exposed to unacceptable health risks; and

•	our product candidates may not have the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved.

Clinical testing is very expensive, can take many years, and the outcome is uncertain. The data collected from our clinical trials may not be sufficient to support approval of our product candidates by the regulatory authorities. The clinical trials of our product candidates may not be completed on schedule, and the regulatory authorities may not ultimately approve any of our product candidates for commercial sale. If we fail to adequately demonstrate the safety and efficacy of a product candidate, this would delay or prevent regulatory approval of the product candidate, which could prevent us from achieving profitability.

It may take us longer than we are currently projecting to complete our clinical trials, and we may not be able to complete them at all.

Although for planning purposes we project the commencement, continuation and completion of our clinical trials, a number of factors, including scheduling conflicts with participating clinicians and clinical institutions, and difficulties in identifying or enrolling patients who meet trial eligibility criteria, may cause significant delays. We may not commence or complete clinical trials involving any of our product candidates as projected or may not conduct them successfully.

We rely on academic institutions or clinical research organizations to conduct, supervise or monitor some or all aspects of clinical trials involving our product candidates. We will have less control over the timing and other aspects of these clinical trials than if we conducted them entirely on our own. If we fail to commence or complete, or if we experience delays in, any of our planned clinical trials, our ability to conduct business as currently planned could be harmed.

Even if we achieve regulatory approval, future regulatory reviews or inspections may result in the suspension or withdrawal of one or more of our products, closure of a facility or enforcement of substantial fines.

If regulatory approval to sell any of our product candidates is received, regulatory agencies may, nevertheless, limit the categories of patients who can use them. In addition, regulatory agencies subject a marketed product, its manufacture and the manufacturers’ facilities to continual review and periodic inspection. If previously unknown problems with a product or manufacturing and laboratory facility are discovered or we fail to comply with applicable regulatory approval requirements, a regulatory agency may impose restrictions on that product or on us. The agency may require the withdrawal of the product from the market, closure of the facility or enforcement of substantial fines.

Our ability to successfully commercialize human therapeutic products may depend in part on reimbursement for the cost of such products and related treatments from government health administration authorities, private health coverage insurers and other organizations.

Third-party payers are increasingly challenging the price of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and adequate third-party coverage may not be available to establish price levels sufficient for us to realize an appropriate return on our investment in product development. When we partner our product candidates we will typically be relying on that partner to obtain cost reimbursement from third parties for the product candidate.

Product candidates we develop, if approved for marketing, may be slow to achieve market acceptance or gain market acceptance at all.

The product candidates that we are trying to develop will compete with a number of drugs and therapies currently on the market, as well as products currently under development. The rate and degree of market acceptance of our products will depend on a number of factors, including the establishment and demonstration in the medical community of the clinical efficacy and safety of our products and their potential advantage over alternative treatments. There is no assurance that physicians, patients or the medical community in general will accept and utilize any products that we may develop.

We face potential product liability exposure, and if successful claims are brought against us, we may incur substantial liability for a product candidate and may have to limit its commercialization.

The use of our product candidates in clinical trials and the sale of any products for which we obtain marketing approval expose us to the risk of product liability claims. Product liability claims might be brought against us by consumers, health-care providers, pharmaceutical companies, or others selling our products. If we cannot successfully defend ourselves against these claims, we will incur substantial liabilities. Regardless of merit or eventual outcome, product liability claims may result in:

•	decreased demand for our product candidates;

•	impairment of our business reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients or other claimants;

•	loss of revenues; and

•	the inability to commercialize our product candidates.

Although we currently have product liability insurance coverage for our clinical trials for expenses or losses, our insurance coverage is limited to US$10 million per occurrence, and US$10 million in the aggregate, and may not reimburse us or may not be sufficient to reimburse us for any or all expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for our product candidates in development, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. On occasion, large judgments have been awarded in class action lawsuits based on products that had unanticipated side effects. A successful product liability claim or series of claims brought against us could cause our stock price to fall and, if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business.

Risks Related to Patents, Licenses and Trade Secrets

Other companies or organizations may assert patent rights that prevent us from developing or commercializing our products.

RNA interference is a relatively new scientific field that has generated many different patent applications from organizations and individuals seeking to obtain patents in the field. These applications claim many different methods, compositions and processes relating to the discovery, development and commercialization of RNAi therapeutic products. Because the field is so new, very few of these patent applications have been fully processed by government patent offices around the world, and there is a great deal of uncertainty about which patents will be issued, when, to whom, and with what claims. It is likely that there will be litigation and other proceedings, such as interference and opposition proceedings in various patent offices, relating to patent rights in the RNAi field.

In addition, there are many issued and pending patents that claim aspects of small interfering RNA (“siRNA”) chemistry technology that we may need to apply to our product candidates. There are also many issued patents that claim genes or portions of genes that may be relevant for siRNA drug products we wish to develop. Thus, it is possible that one or more organizations will hold patent rights to which we will need a license. If those organizations refuse to grant us a license to such patent rights on reasonable terms, we will not be able to market products or perform research and development or other activities covered by these patents.

Our patents and patent applications may be challenged and may be found to be invalid, which could adversely affect our business.

Certain Canadian, U.S. and international patents and patent applications we own involve complex legal and factual questions for which important legal principles are largely unresolved. For example, no consistent policy has emerged for the breadth of biotechnology patent claims that are granted by the U.S. Patent and Trademark Office or enforced by the U.S. federal courts. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued. Also, we face the following intellectual property risks:

•	some or all patent applications may not result in the issuance of a patent;

•	patents issued may not provide the holder with any competitive advantages;

•	patents could be challenged by third parties;

•	the patents of others, including Alnylam, could impede our ability to do business;

•	competitors may find ways to design around our patents; and

•	competitors could independently develop products which duplicate our products.

A number of industry competitors, including Alnylam, and institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to or affect our business. Some of these technologies, applications or patents may conflict with our technologies or patent applications. Such conflict could limit the scope of the patents, if any, that we may be able to obtain or result in the denial of our patent applications. In addition, if patents that cover our activities are issued to other companies, there can be no assurance that we would be able to obtain licenses to these patents at a reasonable cost or be able to develop or obtain alternative technology. If we do not obtain such licenses, we could encounter delays in the introduction of products, or could find that the development, manufacture or sale of products requiring such licenses is prohibited. In addition, we could incur substantial costs in defending patent infringement suits brought against us or in filing suits against others to have such patents declared invalid.

As publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain we or any licensor was the first creator of inventions covered by pending patent applications or that we or such licensor was the first to file patent applications for such inventions. If we were to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, this could result in substantial costs, even if the eventual outcome were favourable. There can be no assurance that our patents, if issued, will be held valid or enforceable by a court or that a competitor’s technology or product would be found to infringe such patents.

Our business depends on our ability to use RNAi technology that we have licensed or will in the future license from third parties, including Alnylam, and, if these licenses were terminated or if we were unable to license additional technology we may need in the future, our business will be adversely affected.

We currently hold licenses for certain technologies that are or may be applicable to our current and subsequent product candidates. These include licenses to core siRNA patents held or applied for by Alnylam and certain lipid nanoparticle delivery technologies from the University of British Columbia (UBC). The Alnylam licenses are subject to termination if we were to challenge the validity of Alnylam patents licensed to us or otherwise applicable to products Alnylam may develop or commercialize under licenses from us, or in the event of a breach by us of the licenses or of certain of our other agreements with Alnylam, if we fail to cure the breach following notice and the passage of a cure period. The UBC license is subject to termination with respect to one or more particular patents if we and Alnylam were to cease patent prosecution or maintenance activities with respect to such patent(s), or in the event of a breach by us of the license, if we fail to cure the breach following notice and the passage of a cure period. There can be no assurance that these licenses will not be terminated, especially in light of our recently filed lawsuit against Alnylam. We may also need to acquire additional licenses in the future to technologies developed by others, including Alnylam. For example, our agreement with Alnylam allows us to develop products on our own, using specified intellectual property held by Alnylam, with respect to up to eight gene targets. We have selected five of these gene targets, ApoB, PLK1, Ebola, WEE1 and CSN5, for which our licenses from Alnylam are non-exclusive. We have rights to select the gene targets for up to three more exclusive licenses from Alnylam. These additional three gene targets will be available to us only if they have not been previously selected by Alnylam or one of its other partners. This will limit the targets available for selection by us, and we may never be able to select gene targets or may be required to make our selection from gene targets that have minimal commercial potential. Furthermore, future license agreements may require us to make substantial milestone payments. We will also be obligated to make royalty payments on the sales, if any, of products resulting from licensed RNAi technology. For some of our licensed RNAi technology, we are responsible for the costs of filing and prosecuting patent applications. The termination of a license or the inability to license future technologies on acceptable terms may adversely affect our ability to develop or sell our products.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights which could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our common shares to decline.

There has been significant litigation in the biotechnology industry over patents and other proprietary rights, and we are or may become involved in various types of litigation that arise from time to time. Involvement in litigation could consume a substantial portion of our resources, regardless of the outcome of the litigation. Counterparties in litigation may be better able to sustain the costs of litigation because they have substantially greater resources. If claims against us are successful, in addition to any potential liability for damages, we could be required to obtain a license, grant cross-licenses, and pay substantial royalties in order to continue to manufacture or market the affected products. Involvement and continuation of involvement in litigation may result in significant and unsustainable expense, and divert management’s attention from ongoing business concerns and interfere with our normal operations. Litigation is also inherently uncertain with respect to the time and expenses associated therewith, and involves risks and uncertainties in the litigation process itself, such as discovery of new evidence or acceptance of unanticipated or novel legal theories, changes in interpretation of the law due to decisions in other cases, the inherent difficulty in predicting the decisions of judges and juries and the possibility of appeals. Ultimately we could be prevented from commercializing a product or be forced to cease some aspect of our business operations as a result of claims of patent infringement or violation of other intellectual property rights and the costs associated with litigation, which could have a material adverse effect on our business, financial condition, and operating results and could cause the market value of our common shares to decline.

On March 16, 2011 we announced that we had filed a lawsuit against Alnylam. On April 6, 2011 Alnylam filed an answer and counterclaim to our suit. On June 3, 2011, we filed an amended complaint against Alnylam. The final outcome of this litigation is not presently determinable or estimable and may result in an outcome that is unfavorable to Tekmira. There may be no basis for which Tekmira has any rights or entitlement to damages from Alnylam in the quantum anticipated by Tekmira, or at all. Additionally, we could be subject to further counterclaims or other actions in Alnylam’s defense strategy that may require us to respond or take action, which could require us to incur additional expense. Legal expenses and the outcome of the litigation with Alnylam are uncertain and may exceed current estimates, which may have a material adverse effect on our financial position and ongoing business strategy. See “Litigation” for more detail on the ligation with Alnylam.

Confidentiality agreements with employees and others, including collaborators, may not adequately prevent disclosure of trade secrets and other proprietary information.

Much of our know-how and RNAi technology may constitute trade secrets. There can be no assurance, however, that we will be able to meaningfully protect our trade secrets. In order to protect our proprietary RNAi technology and processes, we rely in part on confidentiality agreements with our collaborators, employees, vendors, consultants, outside scientific collaborators and sponsored researchers, and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Risks Related to Competition

The pharmaceutical market is intensely competitive. If we are unable to compete effectively with existing drugs, new treatment methods and new technologies, we may be unable to successfully commercialize any product candidates that we develop.

The pharmaceutical market is intensely competitive and rapidly changing. Many large pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations are pursuing the development of novel drugs for the same diseases that we are targeting or expect to target. Many of our competitors have:

•	much greater financial, technical and human resources than we have at every stage of the discovery, development, manufacture and commercialization process;

•	more extensive experience in pre-clinical testing, conducting clinical trials, obtaining regulatory approvals, and in manufacturing, marketing and selling pharmaceutical products;

•	product candidates that are based on previously tested or accepted technologies;

•	products that have been approved or are in late stages of development; and

•	collaborative arrangements in our target markets with leading companies and research institutions.

We will face intense competition from products that have already been approved and accepted by the medical community for the treatment of the conditions for which we are currently developing products. We also expect to face competition from new products that enter the market. We believe a significant number of products are currently under development, and may become commercially available in the future, for the treatment of conditions for which we may try to develop products. These products, or other of our competitors’ products, may be more effective, safer, less expensive or marketed and sold more effectively, than any products we develop.

We are aware of other companies developing drugs to treat high cholesterol, some with compounds at a later stage of development than our product candidate TKM-ApoB. There are several drugs currently approved for treatment of high cholesterol including the statins, such as Lipitor and Crestor, fibrates and bile acid sequestrant drugs. Many new agents are in development for the treatment of high cholesterol including an antisense drug targeting ApoB (mipomersen, ISIS 301012) which is being developed by Isis Pharmaceuticals, Inc. and Genzyme Corporation, a wholly-owned subsidiary of Sanofi-aventis. Mipomersen has shown promising clinical activity in recently completed Phase 3 studies and according to Genzyme drug approval will be sought in 2011.

There are also a large number of companies that are developing new agents for use in cancer therapy including RNAi therapeutics, and there are other companies developing small molecule drugs designed to inhibit the PLK1 target, including Boehringer Ingelheim. These agents may be competitive with our product candidate TKM-PLK1.

If we successfully develop product candidates, and obtain approval for them, we will face competition based on many different factors, including:

•	the safety and effectiveness of our products;

•	the ease with which our products can be administered and the extent to which patients accept new routes of administration;

•	the timing and scope of regulatory approvals for these products;

•	the availability and cost of manufacturing, marketing and sales capabilities;

•	price;

•	reimbursement coverage; and

•	patent position.

Our competitors may develop or commercialize products with significant advantages over any products we develop based on any of the factors listed above or on other factors. Our competitors may therefore be more successful in commercializing their products than we are, which could adversely affect our competitive position and business. Competitive products may make any products we develop obsolete or noncompetitive before we can recover the expenses of developing and commercializing our product candidates. Such competitors could also recruit our employees, which could negatively impact our level of expertise and the ability to execute on our business plan. Furthermore, we also face competition from existing and new treatment methods that reduce or eliminate the need for drugs, such as the use of advanced medical devices. The development of new medical devices or other treatment methods for the diseases we are targeting and may target could make our product candidates noncompetitive, obsolete or uneconomical.

We face competition from other companies that are working to develop novel products using technology similar to ours. If these companies develop products more rapidly than we do or their technologies, including delivery technologies, are more effective than ours, then our ability to successfully commercialize products will be adversely affected.

In addition to the competition we face from competing products in general, we also face competition from other companies working to develop novel products using technology that competes more directly with our own. There are multiple companies that are working in the field of RNAi, including major pharmaceutical companies such as Novartis International AG, Takeda Pharmaceutical Company Limited, and Merck, and biotechnology companies such as Alnylam, Quark Pharmaceuticals, Inc., Silence Therapeutics plc, Calando Pharmaceuticals Inc., Marina Biotech, Inc., RXi Pharmaceuticals Corporation, Dicerna Pharmaceuticals, Inc. and Opko Health, Inc. Any of these companies may develop its RNAi technology more rapidly and more effectively than we do or may develop products against the same target or disease indication that we are pursuing.

We also compete with companies working to develop antisense-based drugs. Like RNAi therapeutic products, antisense drugs target messenger RNAs, or mRNAs, in order to suppress the activity of specific genes. Isis Pharmaceuticals, Inc. is the developer of a currently approved antisense drug and has several antisense product candidates in clinical trials. Isis has also licensed its antisense technology to a number of other companies that are developing antisense-based drugs. The development of antisense drugs is more advanced than that of RNAi therapeutic products, and antisense technology may become the preferred technology for products that target mRNAs to silence specific genes.

In addition to competition with respect to RNAi and with respect to specific products, we face substantial competition to discover and develop safe and effective means to deliver siRNAs to the relevant cell and tissue types. Our competitors may develop safer and more effective means to deliver siRNAs to the relevant cell and tissue types than our existing lipid nanoparticle delivery technology, and our ability to successfully commercialize our products would be adversely affected. In addition, substantial resources are being expended by third parties in the effort to discover and develop alternative means of delivering siRNAs into the relevant cell and tissue types, both in academic laboratories and in the corporate sector. Some of our competitors have substantially greater resources than we do, and if our competitors are able to negotiate exclusive access to those delivery solutions developed by third parties, we may be unable to successfully commercialize our product candidates.

Risks Related to the ownership of our stock

If our stock price fluctuates, our investors could incur substantial losses.

The market price of our common shares may fluctuate significantly in response to factors that are beyond our control. The stock market in general has recently experienced extreme price and volume fluctuations. The market prices of securities of pharmaceutical and biotechnology companies have been extremely volatile, and have experienced fluctuations that often have been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could result in extreme fluctuations in the price of our common shares, which could cause our investors to incur substantial losses.

We are incorporated in Canada and all of our assets, the majority of our officers and a significant number of our directors reside outside the United States, with the result that it may be difficult for investors to enforce any judgments obtained against us or some of our directors or officers.

We and our wholly-owned subsidiary, Protiva, are each incorporated under the laws of the Province of British Columbia and all of our assets are located outside the United States. In addition, the majority of our officers and a significant number of our directors are nationals or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. While we have appointed National Registered Agents, Inc. as our agent for service of process to effect service of process within the United States upon us, it may not be possible for you to enforce against us or those persons in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. In addition, there is doubt as to whether original action could be brought in Canada against us or our directors or officers based solely upon U.S. federal or state securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of U.S. federal or state securities laws.

As a foreign private issuer, we are subject to different United States securities laws and rules than a domestic United States issuer, which may limit the information publicly available to our shareholders.

We are a “foreign private issuer” as defined under U.S. securities laws. As a result, even though we are subject to the informational requirements of the Exchange Act, as a foreign private issuer, we are exempt from certain informational requirements of the Exchange Act which domestic U.S. issuers are subject to, including, the annual report on Form 10-K, quarterly report on Form 10-Q, current reports on Form 8-K upon the occurrence of certain material events and the proxy rules under Section 14 of the Exchange Act. In addition, as a foreign private issuer we are exempt from the proxy solicitation rules under the Exchange Act. Furthermore, the insider reporting and short-profit provisions under Section 16 of the Exchange Act are not be applicable to us, therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell our common shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer. We intend to fulfill all informational requirements that do apply to us as a foreign private issuer under the Exchange Act by filing the more limited version of the annual report for foreign private issuers on Form 20-F and current reports on Form 6-K with the SEC, which contains information disclosed in response to the informational requirements of the securities commissions in all provinces of Canada.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

In order to maintain our current status as a foreign private issuer, a majority of our common shares must be either directly or indirectly owned by non-residents of the United States, unless we satisfy all of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of our common shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. If we are not a foreign private issuer, we would not be eligible to use certain foreign issuer forms and would be required to file periodic and current reports and registration statements on United States domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers. Further, if we engage in capital raising activities after losing our foreign private issuer status, there is a higher likelihood that investors may require us to file resale registration statements with the SEC as a condition to any such financing.

We believe we were classified as a passive foreign investment company for United States tax purposes for the fiscal year ended December 31, 2008 and for certain prior years. This may have adverse tax consequences for U.S. holders of our shares.

For the fiscal year ended December 31, 2008 and certain prior years we believe we were classified for United States income tax purposes as a passive foreign investment company (“PFIC”). We do not believe we are classified as a PFIC for the fiscal year ended December 31, 2009. We also do not believe that we are classified as a PFIC for the fiscal year ended December 31, 2010, although we have not requested or received an opinion from our U.S. tax advisor as to whether this is true. We could be classified as a PFIC in future fiscal years. If you are a U.S. holder of our shares and you purchased your shares in 2008 or certain prior years then any dividends we pay you may be taxed as ordinary income and not at preferential qualifying dividend tax rates, and upon any sale of our common shares, any capital gain may be taxed as ordinary income and not at preferential capital gains rates. The U.S. federal income tax consequences to a U.S. holder on the acquisition, ownership and disposition of common shares will also depend on whether such U.S. holder makes an election to treat us as a qualified electing fund, or QEF, under Section 1295 of the U.S. internal revenue code or a mark-to-market election under Section 1296 of the U.S. internal revenue code.

Our articles and certain Canadian laws could delay or deter a change of control.

Our preferred shares are available for issuance from time to time at the discretion of our board of directors, without shareholder approval. Our articles allow our board, without shareholder approval, to determine the special rights to be attached to our preferred shares, and such rights may be superior to those of our common shares.

In addition, limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act in Canada. This legislation permits the Commissioner of Competition of Canada to review any acquisition of a significant interest in us. This legislation grants the Commissioner jurisdiction to challenge such an acquisition before the Canadian Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada. The Investment Canada Act subjects an acquisition of control of a company by a non-Canadian to government review if the value of our assets, as calculated pursuant to the legislation, exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to result in a net benefit to Canada. Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities for our shareholders to sell their shares.

The exercise of all or any number of outstanding stock options, the award of any additional options, bonus shares or other stock-based awards or any issuance of shares to raise funds or acquire a business may dilute your common shares.

We have in the past and may in the future grant to some or all of our directors, officers and employees options to purchase our common shares and other stock-based awards as non-cash incentives to those persons. The issuance of any equity securities could, and the issuance of any additional shares will, cause our existing shareholders to experience dilution of their ownership interests.

Any additional issuance of shares or a decision to acquire other businesses through the sale of equity securities, may dilute our investors’ interests, and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. Such issuance may cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the price of our common shares or a change in control.

We do not expect to pay dividends for the foreseeable future.

We have not paid any dividends to date and we do not intend to declare dividends for the foreseeable future, as we anticipate that we will reinvest future earnings, if any, in the development and growth of our business. Therefore, investors will not receive any funds unless they sell their common shares, and shareholders may be unable to sell their shares on favourable terms or at all. We cannot assure you of a positive return on investment or that you will not lose the entire amount of your investment in our common shares. Prospective investors seeking or needing dividend income or liquidity should not purchase our common shares.

The value of our securities, including our common shares, might be affected by matters not related to our operating performance and could subject us to securities litigation.

The value of our common shares may be reduced for a number of reasons, many of which are outside our control:

•	developments in our lawsuit against Alnylam;

•	general economic and political conditions in Canada, the United States and globally;

•	governmental regulation of the health care and pharmaceutical industries;

•	failure to achieve desired drug discovery outcomes by us or our collaborators;

•	failure to obtain industry partner and other third party consents and approvals, when required;

•	stock market volatility and market valuations;

•	competition for, among other things, capital, drug targets and skilled personnel;

•	the need to obtain required approvals from regulatory authorities;

•	revenue and operating results failing to meet expectations in any particular period;

•	investor perception of the health care and pharmaceutical industries;

•	limited trading volume of our common shares;

•	announcements relating to our business or the businesses of our competitors; and

•	our ability or inability to raise additional funds.

In the past, companies that have experienced volatility in their value have been the subject of securities class action litigation. There can be no assurance that we will not become involved in securities class action litigation in the future. Such litigation often results in substantial costs and diversion of management’s attention and resources.

ITEM 4	INFORMATION ON THE COMPANY

We are a biopharmaceutical business focused on developing novel RNA interference therapeutics and providing our lipid nanoparticle delivery technology to pharmaceutical partners. We presently do not have any products approved for sale.

4A.	History and Development of the Company

Name

Our legal and commercial name is Tekmira Pharmaceuticals Corporation.

Principal and Registered Offices

Our head office and principal place of business is located at 100—8900 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8 (telephone: (604) 419-3200). Our registered and records office is located at 700 West Georgia St, 25th Floor, Vancouver, British Columbia, Canada, V7Y 1B3.

Corporate History

Tekmira was incorporated pursuant to the British Columbia Business Corporations Act, or BCBCA, on October 6, 2005 and commenced active business on April 30, 2007 when Tekmira and its parent company, Inex Pharmaceuticals Corporation, or Inex, were reorganized under a statutory plan of arrangement (the Reorganization) completed under the provisions of the BCBCA. The Reorganization saw Inex’s entire business transferred to and continued by Tekmira. In this discussion of corporate history the terms “we”, “us” and “our” refer to the business of Inex for the time prior to the Reorganization and the business of Tekmira for the time after the Reorganization.

Since our formation in 1992, we have focused on developing lipid delivery technologies for different classes of therapeutic agents, including chemotherapy drugs and nucleic acid drugs. Our technology was applied to the development of Marqibo, a liposomal formulation of the chemotherapy drug vincristine. Marqibo, along with two other liposomal chemotherapy products, Alocrest (vinorelbine) and Brakiva (topotecan), were licensed to Talon Therapeutics, Inc. (Talon, formerly Hana Biosciences, Inc.) in 2006. Talon is now responsible for all future development of these products and we are entitled to receive milestone and royalty payments based on the successful development and commercialization of these three product candidates.

Since 2005, we have focused on developing lipid-based delivery technology for a class of nucleic acid drugs called small interfering RNA, or siRNA, molecules that mediate RNA interference, or RNAi. In 2006, we initiated a research collaboration with Alnylam Pharmaceuticals, Inc., or Alnylam, to combine their expertise in RNAi technology with our RNAi delivery technology. In January 2007, we entered into a License and Collaboration Agreement with Alnylam where we obtained, among other things, a worldwide license to certain Alnylam intellectual property for the research, development, manufacturing and commercialization of RNAi products directed at up to three gene targets for the treatment of human diseases, and Alnylam obtained exclusive access to Tekmira’s delivery technology for siRNA and microRNA.

On May 30, 2008, we combined our business with that of Protiva Biotherapeutics, Inc., or Protiva. At the time of acquisition, Protiva was a private, venture-backed company incorporated under the laws of Canada and since 2003 had focused its business on developing lipid nanoparticle, or LNP, delivery technology for siRNA, a business similar to ours. Since commencing work on the delivery of siRNA, Protiva has filed several patent applications covering different LNP formulations, manufacturing processes and siRNA design to remove any immune stimulatory properties. At the time of acquisition, Protiva had licensed its LNP technology on a non-exclusive basis to Alnylam and Merck and had access to Alnylam’s intellectual property for the research, development and commercialization of RNAi products directed at four gene targets.

The business combination was completed through our acquisition, under a share purchase agreement, of all the then outstanding shares of Protiva in consideration for common shares of Tekmira. Protiva is now our wholly-owned subsidiary. Concurrent with the completion of the business combination with Protiva, we entered into initial research agreements with F. Hoffman-La Roche Ltd and Hoffman La-Roche Inc., which we refer to together as Roche, and completed private placement investments of US$5.0 million (CDN$5.0 million) with Alnylam and CDN$5.0 million with an affiliate of Roche.

Since the completion of the business combination, we have focused on advancing our own collective RNAi therapeutic products and providing our lipid nanoparticle delivery technology to pharmaceutical partners. See Item 4.B. “Business Overview,” below.

Reporting Issuer Status under Canadian Securities Laws

We are a reporting issuer in Canada under the securities laws of each of the Provinces of Canada.

Capital Expenditures and Divestitures

In 2008, 2009 and 2010 we invested $1.2 million, $1.7 million and $0.8 million in property and equipment. In 2008 we purchased laboratory and manufacturing equipment and we upgraded certain of our information technology systems. Our 2009 and 2010 capital investment relates largely to facility improvements and manufacturing equipment. In 2010 we completed upgrades to our in-house clean room facility. The ability to manufacture in-house gives us more flexibility and more control over our manufacturing process and timelines. We did not make any capital divestures in the last three fiscal years.

We are not currently planning any corporate investments, mergers, acquisitions or divestures.

Our current and planned investment in property, plant and equipment is described below.

Takeover Offers

We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our last and current financial years.

4B.	Business Overview

Business Strategy

Our business strategy is to develop our own internal RNAi therapeutic product candidates and to support our pharmaceutical partners as they advance RNAi product candidates using our lipid nanoparticle delivery technology.

Technology, product development and licensing agreements

Our therapeutic product pipeline consists of product candidates being developed internally with our research and development resources. We also support the development of some of our partners’ product candidates and are developing an Ebola antiviral (TKM-Ebola) under a Transformational Medical Technologies contract with the U.S. Department of Defense. Our focus is on advancing product candidates that utilize our proprietary lipid nanoparticle, or LNP, technology, for the delivery of RNAi drug products. We have previously referred to our LNP technology as SNALP for Stable Nucleic Acid Lipid Particles. These product candidates are intended to treat diseases through a process known as RNAi which prevents the production of proteins that are associated with various diseases.

Our most advanced internal product candidates are:

•	TKM-PLK1, for the treatment of cancer;

•	TKM-Ebola for the treatment of Ebola infection; and

•	TKM-ApoB, for the treatment of high cholesterol.

In the field of RNAi therapeutic products, we have licensed our lipid nanoparticle delivery technology to Alnylam Pharmaceuticals Inc. (Alnylam) and Merck & Co., Inc. (Merck). Alnylam has granted non-exclusive access to some of our intellectual property to certain of its partners, including Roche, Regulus Therapeutics, Inc. (which is a joint venture between Alnylam and Isis Pharmaceuticals, Inc.) and Takeda Pharmaceutical Company Limited (Takeda). In addition, we have ongoing research relationships with Bristol-Myers Squibb Company (BMS) and the United States National Cancer Institute as well as other undisclosed pharmaceutical and biotechnology companies. Outside the RNAi field, we have legacy licensing agreements with Talon and Aradigm Corporation (Aradigm).

RNA Interference Therapeutics

RNAi is considered to be one of the most important discoveries in the field of biology in the last decade. The scientists who discovered the mechanism were awarded the 2006 Nobel Prize in Medicine for their discovery. RNAi is a naturally occurring process that takes place inside cells, and includes processes whereby small interfering RNA (“siRNA”) molecules can profoundly suppress the production of specific proteins. Scientists first noted this powerful effect while attempting to improve the purple color of petunias. Intense research activity has now uncovered a complex molecular mechanism responsible for RNAi that is transforming the method by which drug targets are discovered and validated. Furthermore, synthetic siRNA molecules are being developed as drug candidates to specifically suppress the production of disease-related proteins through RNAi.

In the cell, DNA carries the genetic information to make a specific protein. Genes are first copied or transcribed into messenger RNA (“mRNA”), which, in turn, gets translated into protein. The molecular origin of nearly all diseases results from either the absence of or over-production of a specific protein. If too much of a particular protein is the cause of disease then the therapeutic approach is to try to reduce its activity or amount. For example, a tumor can be caused by the over-production of a protein that stimulates cell growth.

Sequencing of the human genome has provided information needed to design siRNA molecules directed against a wide range of disease-causing proteins. Based on the mRNA sequence for the target protein, siRNA molecules can be designed relatively quickly compared to the time needed to synthesize and screen conventional drugs. siRNA-based therapeutics are short segments of synthetic double stranded RNA made up of a sense strand and an antisense strand. The sequence of the siRNA is designed so that the antisense strand will bind specifically to a complementary sequence on the mRNA coding for the target protein. When siRNA are introduced into the cell cytoplasm they are rapidly incorporated into an RNA-induced silencing complex (“RISC”). As illustrated in the diagram below, during this process the sense strand is unwound and discarded but the antisense strand remains in the RISC and guides the RISC complex to interact specifically with mRNA coding for the target protein, which mRNA is then cut and destroyed, preventing the subsequent production of the target protein. Importantly, this process is catalytic and RISC associated siRNA can remain stable inside the cell for weeks, destroying many more copies of the target mRNA and maintaining target protein suppression for long periods of time.

Lipid Nanoparticle (LNP)-Enabled Delivery of siRNA and Mechanism of RNA Interference in Cells

RNAi has the potential to generate a broad new class of therapeutic drugs that take advantage of certain of the body’s own natural processes to silence genes—or more specifically to eliminate specific gene-products, or proteins, from the cell. While there are no RNAi therapeutic products currently approved for commercial use, there are a number of RNAi therapeutic products in development and several in human clinical trials. RNAi therapeutic products have wide potential applicability as they can silence, or eliminate the production of disease causing proteins from cells, thus creating opportunities for therapeutic intervention that have not been achievable with conventional drugs. Development of RNAi therapeutic products is currently limited by the instability of the siRNA molecules in the bloodstream and the inability of these molecules to access target cells or organs, following intravenous, or systemic, administration, and their inability to gain entry into the cell cytoplasm, where they carry out their action. Delivery technology is necessary to protect these drugs in the blood stream following administration, allow efficient delivery to the target cells and facilitate cellular uptake and release into the cytoplasm of the cell. Our LNP technology has been shown in preclinical studies to enable RNAi therapeutic products by overcoming these limitations, allowing efficient and selective ‘silencing’ or reduction of certain target proteins. We believe that we are strongly positioned to take advantage of the need for delivery technology that can efficiently encapsulate siRNA molecules and deliver them to sites of disease. We and our partners are advancing RNAi therapeutic product candidates using our LNP technology as the delivery vehicle to access target tissues and cells.

Tekmira’s LNP Technology

Our LNP delivery technology allows siRNA to be encapsulated in a particle made of lipids or fats that can be administered intravenously and travel through the blood stream to target organs or sites of disease. The nanoparticles are designed to stay in the circulation for periods of time to allow the particle to efficiently accumulate at sites of disease such as the liver or cancerous tumors. As illustrated in the diagram above, once the nanoparticles have accumulated at the target or tissue site, the cells take up the particle by a process called endocytosis in which the cell’s membrane surrounds the particle. This envelope or endosome pinches off from the cell’s membrane and migrates to the inside of the cell. The lipid nanoparticles undergo an interaction with the endosomal membrane and in the process the siRNA are released inside the cell’s cytoplasm. The released siRNA molecules disperse throughout the cell and engage the RISC complex in the cytoplasm, mediating RNAi.

Internal Product Development

Our most advanced RNAi product candidates are TKM-ApoB, TKM-PLK1 and TKM-Ebola. Alnylam has granted us a worldwide license to their core technology and intellectual property for the discovery, development and commercialization of RNAi products directed to eight RNAi gene targets—three exclusive and five non-exclusive licenses. Five of the targets, ApoB, PLK1, Ebola, WEE1 and CSN5, have already been selected on a non-exclusive basis, and we may select up to three additional targets in the future under the selection procedures described more fully below.

TKM-PLK1

Our lead oncology siRNA product candidate, TKM-PLK1, has been shown in preclinical animal studies to selectively kill cancer cells, while sparing normal cells in healthy tissue. TKM-PLK1 is targeted against PLK1 (polo-like kinase 1), a protein involved in tumor cell proliferation and a validated oncology target. Inhibition of PLK1 prevents the tumor cell from completing cell division, resulting in cell cycle arrest and death of the cancer cell.

Our preclinical studies have demonstrated that a single, systemic intravenous administration of TKM-PLK1 blocked PLK1 expression in liver tumors causing extensive tumor cell death. After repeat dosing, this result translated into significant inhibition of tumor growth and prolonged survival without evidence of toxicities often associated with oncology drugs. The TKM-PLK1 anti-tumor efficacy results were confirmed to be the result of silencing PLK1 via RNA interference. Furthermore, certain LNP formulations also provided potent anti-tumor efficacy in preclinical models of tumors outside the liver.

On June 2, 2011 we announced that we have secured non-exclusive licenses from Alnylam targeting two validated oncology targets: WEE1 and CSN5. We are conducting preclinical work to further evaluate these targets before initiating formal toxicology studies.

On December 22, 2010 we announced the initiation of patient dosing in a Phase 1 human clinical trial for TKM-PLK1. The Phase 1 clinical trial, conducted at three medical centers in the United States, is an open label, multi-dose, dose escalation study designed to evaluate the safety, tolerability and pharmacokinetics of TKM-PLK1 as well as determining the maximum tolerated dose. The trial will enroll up to 52 patients with advanced solid tumors. Secondary objectives of the trial are to measure tumor response as well as the pharmacodynamic effects of TKM-PLK1 in patients providing biopsies.

TKM-Ebola

On May 28, 2010 we announced the publication of a series of studies demonstrating the ability of an RNAi therapeutic utilizing our LNP technology to protect non-human primates from Ebola virus, a highly contagious and lethal human infectious disease.

We conducted the studies in collaboration with infectious disease researchers from Boston University and the United States Army Medical Research Institute for Infectious diseases (“USAMRIID”) and were funded in part by the U.S. Government’s Transformational Medical Technologies (TMT) program. The results, which were published in the medical journal, The Lancet, describe antiviral activity of siRNA in LNPs targeting the Ebola virus (TKM-Ebola). When used to treat infected non-human primates, TKM-Ebola resulted in complete protection from an otherwise lethal dose of Zaire Ebola virus. For many years, the Zaire species of Ebola virus (“ZEBOV”) has been associated with periodic outbreaks of hemorrhagic fever in human populations with mortality rates reaching 90%. There are currently no treatments for Ebola or other hemorrhagic fever viruses.

In the published studies, non-human primates were infected with a lethal dose of ZEBOV and were then treated with seven daily doses of TKM-Ebola. The TKM-Ebola therapeutic delivered three different siRNAs targeting three separate viral gene products thereby inactivating the virus in three different parts of its life cycle. The three siRNAs were encapsulated in our proprietary LNP delivery technology engineered for delivery to the cells where the Ebola virus is known to replicate. All of the non-human primates treated with TKM-Ebola survived the infection and were shown to be free of ZEBOV virus infection within 14 days after inoculation with a lethal dose of ZEBOV virus.

On July 14, 2010, we signed a contract with the United States Government to advance an RNAi therapeutic utilizing our LNP technology to treat Ebola virus infection. In the initial phase of the contract, which is expected to last approximately three years and is funded under the TMT program, we are eligible to receive up to US$34.7 million. This initial funding is for the development of TKM-Ebola including completion of preclinical development, filing an IND application with the FDA and completing a Phase 1 human safety clinical trial. We expect to file an IND for TKM-Ebola in the second half of 2011.

The United States Government has the option of extending the contract beyond the initial funding period to support the advancement of TKM-Ebola through to the completion of clinical development and FDA approval. Based on the budget for the extended contract this would provide the Company with a total of up to US$140.0 million in funding for the entire program.

Under the contract we will invoice the United States Government for direct labor and third party costs plus an apportionment of overheads plus a profit margin.

TKM-Ebola will be developed under specific regulatory guidelines to advance therapeutics that cannot meet the requirements for traditional approval because human efficacy studies are not feasible. We believe this could significantly accelerate the approval of TKM-Ebola.

TKM-ApoB

On July 2, 2009 we announced that we had initiated a Phase 1 human clinical trial for TKM-ApoB (formerly known as ApoB SNALP). TKM-ApoB is being developed as a treatment for patients with high levels of low-density lipoprotein (LDL) cholesterol, or “bad” cholesterol, who are not well served by current therapy. TKM-ApoB is designed to reduce the production of apolipoprotein B 100 (ApoB), a protein produced in the liver that plays a central role in cholesterol metabolism.

Our therapeutic approach is to target ApoB, a protein synthesized in the liver that is essential to the assembly and secretion of very low density lipoprotein (VLDL), a precursor to LDL, both of which are required for the transport and metabolism of cholesterol. TKM-ApoB consists of siRNA, designed to silence ApoB, encapsulated in a LNP formulation. TKM-ApoB is delivered into the liver hepatocytes, the cells which produce ApoB, where the siRNA acts to silence the messenger RNA coding for ApoB protein resulting in a decrease in circulating VLDL and LDL.

On January 7, 2010 we announced the completion of the Phase 1 TKM-ApoB clinical trial. We enrolled a total of 23 subjects in the trial. Of the 23 subjects enrolled, 17 subjects received a single dose of TKM-ApoB at one of seven different dosing levels and six subjects received a placebo.

The primary endpoints of the TKM-ApoB Phase 1 clinical trial were measures of safety and tolerability. TKM-ApoB was well tolerated overall in this study with no evidence of liver toxicity, which was the anticipated dose-limiting toxicity observed in preclinical studies. Of the two subjects treated at the highest dose level, one subject experienced an adverse event comprised of flu-like symptoms, cytokine release and transient hypotension consistent with stimulation of the immune system caused by the ApoB siRNA payload. The other subject treated at the highest dose level experienced no side effects. Based on the potential for the immune stimulation to interfere with further dose escalation, we decided to conclude the trial.

Based on a review of subsequent non-clinical data for TKM-ApoB, we have decided to delay the initiation of our next TKM-ApoB clinical trial. We had originally planned to initiate a Phase 1-2 clinical trial for TKM-ApoB by the end of 2010. In non-clinical studies, the performance characteristics of the specific lipid nanoparticle formulation being evaluated for use in the TKM-ApoB product candidate have not met our expectations for the intended application. We tailor LNP formulations for each intended application. We continue to make significant advances in LNP formulation development and there are several alternative LNP formulations with improved characteristics that are currently being evaluated for TKM-ApoB development.

Partnerships and Collaborations

Alnylam collaborations and licenses

On January 8, 2007, we entered into a licensing and collaboration agreement with Alnylam, which was amended and restated in May 2008, giving them an exclusive license to certain lipid nanoparticle intellectual property for the discovery, development, and commercialization of RNAi therapeutic products.

Protiva, which is now a wholly owned subsidiary of ours, and Alnylam entered into a cross-license in August 2007, which was amended and restated in May 2008, granting Alnylam non-exclusive access to Protiva’s intellectual property in the RNAi field and required Alnylam to fund a certain level of collaborative research for two years. The research collaboration element of the Alnylam agreement expired in August 2009. We are, however, continuing to make LNP research batches for Alnylam under a manufacturing agreement which is discussed below.

In August 2007, pursuant to the terms of the cross-license, Alnylam made a payment of US$3.0 million that gives Alnylam the right to “opt-in” to our PLK1 project and share equally in any future product revenues, provided that Alnylam contributes 50% of the TKM-PLK1 product development costs. Alnylam has until the start of a TKM-PLK1 Phase 2 clinical trial to exercise their opt-in right. In the event that Alnylam chooses to exercise that right, the US$3.0 million already paid will be credited towards Alnylam’s 50% share of project costs to date.

In addition, we are eligible to receive from Alnylam up to US$16.0 million in milestones for each RNAi therapeutic advanced by Alnylam or its partners that utilizes our intellectual property, and single-digit royalties on product sales.

The agreements with Alnylam grant us intellectual property rights to develop our own proprietary RNAi therapeutic products. Alnylam has granted us a worldwide license for the discovery, development and commercialization of RNAi products directed to eight gene targets—three exclusive and five non-exclusive licenses—provided that they have not been committed by Alnylam to a third party or are not otherwise unavailable as a result of the exercise of a right of first refusal held by a third party or are part of an ongoing or planned development program of Alnylam. Licenses for five targets, ApoB, PLK1, Ebola, WEE1 and CSN5, have already been granted on a non-exclusive basis and we may select three additional gene targets to develop RNAi therapeutic products. In consideration for this license, we have agreed to pay single-digit royalties to Alnylam on product sales and have milestone obligations of up to US$8.5 million on each of the four non-exclusive licenses (with the exception of TKM-Ebola, which has no milestone obligations, and TKM-PLK1 if Alnylam opts–in to the development program). We will have no milestone obligation to Alnylam on the three exclusive licenses.

In April 2009, Alnylam announced that they had initiated a Phase 1 human clinical trial for a product candidate that utilizes our LNP technology. The Alnylam product candidate, ALN-VSP, is being developed as a treatment for liver cancer and cancers with liver involvement. ALN-VSP comprises siRNA molecules delivered systemically using our LNP technology. We are responsible for manufacturing the ALN-VSP drug product. The initiation of the ALN-VSP Phase 1 clinical trial triggered a milestone payment of CDN$0.6 million (US$0.5 million) which we received in May 2009. Interim ALN-VSP data were presented at the 2010 Annual Meeting of the American Society of Clinical Oncology (ASCO) in May 2010 and at the Chemotherapy Foundation Symposium in November 2010. Alnylam expects to report additional ALN-VSP clinical data in the second quarter of 2011.

Alnylam are advancing two ALN-TTR formulations, ALN-TTR01 and ALN-TTR02. Both formulations are RNAi therapeutics targeting transthyretin (TTR) for the treatment of TTR amyloidosis, a systemic disease caused by mutations in the TTR gene. ALN-TTR01 and ALN-TTR02 utilize our LNP technology and are being manufactured by us. On July 7, 2010, Alnylam announced the initiation of a Phase 1 human clinical trial for ALN-TTR01 which triggered a US$0.5 million milestone payment to us and Alnylam expects to report data from this trial in the third quarter of 2011.

Under a manufacturing agreement entered into in January 2009, we continue to be the exclusive manufacturer of any products that utilize our technology, as required by Alnylam through the end of Phase 2 clinical trials. Alnylam will pay for the provision of staff and for external costs incurred. Pursuant to the terms of this agreement, there is a contractual minimum of CDN$11.2 million payable by Alnylam for the three years from 2009 to 2011.

Alnylam has agreed that, without the approval of our board of directors, it will not acquire more than 10% of our outstanding shares calculated on a fully diluted basis or solicit proxies to vote our shares, nor assist any third party in doing so, at any time prior to January 8, 2012. Except in the case of “permitted investors” or a public offering of securities, Alnylam will be released from these restrictions if a third party makes a bona fide proposal or indicates an intention to acquire shares that exceed the 10% limit or solicit proxies to vote our shares and that proposal or intention is disclosed publicly (other than by Alnylam) or we engage in substantive discussions with such third party concerning the proposal or intention. A permitted investor for purposes of these provisions is defined as any investor, other than a pharmaceutical or biotechnology company, who holds less than 20% of our issued and outstanding voting securities (calculated on a fully diluted basis), so long as such investor does not seek to influence our management other than by voting the share the investor holds.

On March 16, 2011, we announced the filing of a complaint against Alnylam for misappropriation and misuse of trade secrets, know-how and other confidential information, unfair and deceptive trade practices, unjust enrichment, unfair competition and false advertising. The suit, filed in the Business Litigation Session of the Massachusetts Superior Court, alleges Alnylam exploited its confidential relationship with us as a collaborator to engage in inappropriate and harmful conduct concerning our proprietary LNP technology, resulting in damage to our intellectual property and business interests. On April 6, 2011, Alnylam filed an answer and counterclaim to our claim. On June 3, 2011 we filed an amended complaint against Alnylam. See “Item 8.A Legal Proceedings” section of this Annual Report for more information.

Roche product development and research agreements

On May 30, 2008, we signed an initial research agreement with Roche. This initial research agreement expired at the end of 2008 and was replaced by a research agreement (Roche Research Agreement) dated February 11, 2009. Work under the Roche Research Agreement was completed in the first half of 2009.

On May 11, 2009 we announced a product development agreement with Roche (Roche Product Development Agreement) that provides for product development up to the filing of an IND by Roche. The product development activities under this agreement expand the activities that were formerly covered by the Roche Research Agreement. Under the Roche Product Development Agreement Roche paid for the provision of our staff and for external costs incurred up to US$8.8 million, for us to support the advancement of a Roche RNAi product candidate using our LNP technology through to the filing of an IND application.

On November 17, 2010, Roche announced that, as part of a corporate restructuring, they intend to discontinue research and development in the field of RNAi. Following the announcement, Roche confirmed that, except for completing some product stability studies, they would be discontinuing product development with Tekmira.

Merck license agreement

Protiva, our wholly owned subsidiary, is party to a non-exclusive royalty-bearing world-wide license agreement with Merck. Under the license, Merck will pay up to US$17.0 million in milestones for each product they develop covered by Protiva’s intellectual property, except for the first product, for which Merck will pay up to US$15.0 million in milestones, and will pay single-digit royalties on product sales. Merck has also granted a license to us for some of its patents. The license agreement with Merck was entered into as part of the settlement of litigation between Protiva and a Merck subsidiary.

Bristol-Myers Squibb research agreement

On May 10, 2010 we announced the expansion of our research collaboration with Bristol-Myers Squibb. Under the new agreement, Bristol-Myers Squibb will use siRNA molecules formulated by us in lipid nanoparticles to silence target genes of interest. Bristol-Myers Squibb will conduct the preclinical work to validate the function of certain genes and share the data with us. We can use the preclinical data to develop RNAi therapeutic products against the therapeutic targets of interest. Bristol-Myers Squibb paid us US$3.0 million concurrent with the signing of the agreement. We are required to provide a pre-determined number of lipid nanoparticle batches over the four-year agreement. Bristol-Myers Squibb will have a first right to negotiate a licensing agreement on certain RNAi products developed by us that evolve from Bristol-Myers Squibb validated gene targets. On May 17, 2011 we announced a further expansion of the collaboration to include broader applications of our LNP technology and additional target validation work.

USAMRIID research agreement

In 2005 we signed a five-year research agreement with the United States Army Medical Research Institute for Infectious Diseases (“USAMRIID”) to collaborate on the development of siRNA-based therapy against filovirus infections, including Ebola, using LNPs. In 2010 we received the final payment under this grant. Further development of our TKM-Ebola product is being funded by the U.S. Government under the Transformational Medical Technologies (“TMT”) program as discussed in “TKM-Ebola” section above.

Takeda research agreement

We have a research agreement with Takeda entered into in December 2008. In the first quarter of 2010, we expanded our agreement with Takeda to provide additional LNP batches as Takeda continues to evaluate our technology.

Takeda has, through Alnylam, a non-exclusive sublicense to some of our intellectual property. Under our agreements with Alnylam we are eligible to receive up to US$16.0 million in milestones plus single-digit royalties on each Takeda product that uses our technology.

Legacy Agreements

Talon Therapeutics, Inc. (Talon, formerly Hana Biosciences, Inc.) license agreement

Talon is developing targeted chemotherapy products under a legacy license agreement entered into in May 2006. Marqibo (Optisomal Vincristine), Alocrest (formerly INX-0125, Optisomal Vinorelbine) and Brakiva (formerly INX-0076, Optisomal Topotecan), products originally developed by us, have been exclusively licensed to Talon. Talon has agreed to pay us milestones and single-digit royalties and is responsible for all future development and future expenses. In May 2009, the license agreement with Talon was amended to decrease the size of near-term milestone payments and increase the size of long-term milestone payments. On September 20, 2010, the license agreement with Talon was amended a second time such that Talon paid $5.9 million (US$5.75 million) in consideration for reducing certain future payments associated with the product candidates. The payment of $5.9 million (US$5.75 million) from Talon has been paid to our contingent creditors in full settlement of a contingent obligation. See “Other Corporate Developments – Purchase and settlement of the exchangeable and development notes (the Notes)”. We are now eligible to receive milestone payments from Talon of up to US$19.0 million upon achievement of further development and regulatory milestones and we are also eligible to receive single-digit royalties on product sales. The milestone payments can be made in common shares of Talon. If Talon sublicenses any of the product candidates, Tekmira is eligible to receive a percentage of any upfront fees or milestone payments received by Talon. Depending on the royalty rates Talon receives from its sublicensees, our royalty rate may be lower on product sales by the sublicensees. The royalty rate will be reduced to low single digits if there is generic competition.

Marqibo is a proprietary sphingosomal formulation of the widely used, off-patent cancer chemotherapeutic vincristine. The FDA has granted Talon orphan drug and fast track designations for the use of Marqibo in adult acute lymphoblastic leukemia, or ALL. In August 2007, Talon initiated a Phase 2 Marqibo registration-enabling clinical trial in relapsed ALL and in November 2007 initiated a Phase 2 clinical trial investigating Marqibo as a treatment for uveal melanoma. In December 2009, Talon announced the results of its Phase 2 relapsed ALL clinical trial. Talon intends to submit a New Drug Application for Marqibo in 2011. Talon has announced that it is planning to commence Phase 3 randomized trials for Marqibo in elderly patients with ALL and patients with non-Hodgkin’s lymphoma.

Alocrest is an extended delivery formulation of the commercially available anticancer drug vinorelbine. Vinorelbine is an approved chemotherapeutic drug that is off-patent in the United States. Talon initiated a Phase 1 clinical trial for Alocrest in August 2006 and released preliminary data in October 2007. Talon is currently seeking a partner to continue the advancement of Alocrest through clinical trials.

Brakiva is a lipid encapsulated formulation of the approved anti-cancer and off-patent drug topotecan. Talon initiated a Phase 1 clinical trial for Brakiva in November 2008 in patients with advanced solid tumors.

Aradigm Corporation license agreement

In December 2004, we entered into a licensing agreement with Aradigm under which Aradigm exclusively licensed certain of our liposomal intellectual property for the pulmonary delivery of Ciprofloxacin. As amended, this agreement calls for milestone payments totalling US$4.5 and US$4.75 million, respectively, for the first two disease indications pursued by Aradigm using our technology, and for single-digit royalties on sales revenue from products using our technology. Aradigm has asserted that it is not using our technology in its current products.

University of British Columbia

Certain early work on lipid nanoparticle delivery systems and related inventions was done at the University of British Columbia (“UBC”). These inventions are exclusively licensed to us by UBC under a license agreement, initially entered in 1998 and thereafter restated and amended. This agreement calls for revenue sharing on payments received from sublicenses that range from 10% for intellectual property related to certain technology used for the delivery of oligonucleotides and up to approximately 20% for intellectual property covering certain legacy product candidates being advanced by Talon and Aradigm. The agreement calls for single-digit royalties on product sales made by us under the licensed patents. The patents licensed to us by UBC under this license agreement have been expanded over the years to include patents, if any, on additional inventions discovered by UBC and us in our prior collaborations with UBC or otherwise in the course of our prior collaboration with Alnylam. These collaborations with UBC and with Alnylam ended at the end of 2008. We have granted sublicenses under the UBC license both to our subsidiary Protiva, and to Alnylam as well as to Talon and Aradigm. While Alnylam’s sublicense is exclusive in the RNAi field, Alnylam has in turn sublicensed us and our subsidiary Protiva under the licensed UBC patents for discovery, development and commercialization of RNAi products directed to the same gene targets described above in our description of our Alnylam collaborations and licenses.

In mid-2009, we and our subsidiary Protiva entered into a supplemental agreement with UBC, Alnylam and AlCana Technologies, Inc., in relation to a separate research collaboration to be conducted among UBC, Alnylam and AlCana. We are licensed under the supplemental agreement to inventions discovered in this on-going collaboration. This license is on terms essentially similar to those of our license from UBC described above, and has similarly been sublicensed by us to Alnylam, and similarly sublicensed to us and Protiva by Alnylam for the same gene targets, except that we are to pay milestones of up to US$1,325,000 and low single-digit royalties directly to UBC if we use any AlCana intellectual property generated under this supplemental agreement.

Patents and Proprietary Rights

In addition to the expertise we have developed and maintain in confidence, we own a portfolio of patents and patent applications directed to LNP inventions, the formulation and manufacture of LNP-based pharmaceuticals, chemical modification of RNAi molecules, and RNAi drugs and processes directed at particular disease indications.

Patent applications that we have filed with the United States Patent and Trademark Office have not, to date, been the subject of interferences, with the exception of one recent interference with an Alnylam patent. We have filed many patent applications with the European Patent Office that have been granted. In Europe, upon grant, a period of nine months is allowed for notification of opposition to such granted patents. If our patents are subjected to interference or opposition proceedings, we would incur significant costs to defend them. Further, our failure to prevail in any such proceedings could limit the patent protection available to our RNAi platform, including TKM-ApoB, TKM-PLK1 and TKM-Ebola.

On March 16, 2011, we announced that we have filed a lawsuit against Alnylam for various actions that we contest have damaged our intellectual property – see “Item 8.A Legal Proceedings”.

Our portfolio includes over 120 active cases, with 55 - issued/granted patents and allowed patent applications, including the following:

Invention Category	Title	Priority Filing Date*	Status**	Expiration Date***
LNP	Lipid Encapsulated Interfering RNA	07/16/2003	Granted in New Zealand (NZ), Singapore (SG); allowed in Australia (AU); pending in Canada (CA), China (CN), Europe (EP), Hong Kong (HK), Israel (IL), India (IN), Japan (JP), South Korea (KR), United States (US)	07/16/2024

LNP	Lipid Encapsulated Interfering RNA	06/07/2004	US Pat. No. 7,799,565; Granted in CN; pending in AU, CA, EP, HK, JP	06/07/2025

LNP	Novel Lipid Formulations for Nucleic Acid Delivery	04/15/2008	Pending in AU, CA, CN, EP, IL, IN, JP, NZ, SG, US	04/15/2029

LNP	Novel Lipid Formulations for Delivery of Therapeutic Agents to Solid Tumors	07/01/2009	Pending in US and Patent Cooperation Treaty (PCT) member states	06/30/2030

LNP Manufacturing	Liposomal Apparatus and Manufacturing Methods	06/28/2002	US Pat. No. 7,901,708; Granted in AU, EP; pending in CA, JP	06/28/2023

LNP Manufacturing	Systems and Methods for Manufacturing Liposomes	07/27/2005	Pending in AU, CA, CN, EP, JP, US	07/27/2026

Novel Lipids	Cationic Lipids and Methods of Use	06/07/2004	US Pat. No. 7,745,651; pending in AU, CA, CN, EP, HK, JP	06/07/2025

Novel Lipids	Polyethyleneglycol-Modified Lipid Compounds and Uses Thereof	09/15/2003	US Pat. No. 7,803,397; Granted in SG; allowed in NZ; pending in AU, CA, CN, EP, IL, IN, JP, KR	09/15/2024

Invention Category	Title	Priority Filing Date*	Status**	Expiration Date***
Novel Lipids	Improved Cationic Lipids and Methods for the Delivery of Therapeutic Agents	07/01/2009	Pending in PCT member states	06/30/2030

Chemical Modifications	Modified siRNA Molecules and Uses Thereof	11/02/2005	Pending in AU, CA, CN, EP, HK, IL, IN, JP, US	11/02/2026

Chemical Modifications	Modified siRNA Molecules and Uses Thereof	06/09/2006	US Pat. No. 7,915,399	06/08/2027

Therapeutic Target	siRNA Silencing of Apolipoprotein B	11/17/2004	Pending in AU, CA, EP, HK, US	11/17/2025

Therapeutic Target	Compositions and Methods for Silencing Apolipoprotein B	07/01/2009	Pending in US and PCT member states	06/30/2030

Therapeutic Target	siRNA Silencing of Filovirus Gene Expression	10/20/2005	US Pat. No. 7,838,658	10/20/2026

Therapeutic Target	Compositions and Methods for Silencing Ebola Virus Gene Expression	07/20/2009	Pending in US and PCT member states	07/20/2030

Therapeutic Target	Silencing of Polo-Like Kinase Expression using Interfering RNA	12/27/2007	Pending in AU, CA, EP, JP, US	12/27/2028

*	Priority filing dates are based on the filing dates of provisional patent applications. Provisional applications expire unless they are converted to non-provisional applications within one year.
**	An “allowed” patent application is an active case that has been found by the patent office to contain patentable subject matter, subject to the payment of issue/grant fees by the applicant.
***	Once issued, the term of a US patent first filed after mid-1995 generally extends until the 20th anniversary of the filing date of the first non-provisional application to which such patent claims priority. It is important to note, however, that the United States Patent & Trademark Office, or USPTO, sometimes requires the filing of a Terminal Disclaimer during prosecution, which may shorten the term of the patent. On the other hand, certain patent term adjustments may be available based on USPTO delays during prosecution. Similarly, in the pharmaceutical area, certain patent term extensions may be available based on the history of the drug in clinical trials. We cannot predict whether or not any such adjustments or extensions will be available or the length of any such adjustments or extensions.

4C.	Organizational structure

We have two wholly owned subsidiaries, Protiva Biotherapeutics Inc., which is incorporated under the laws of British Columbia and is directly held by us, and Protiva Biotherapeutics (USA) Inc., which is incorporated in the State of Delaware and is a direct subsidiary of Protiva Biotherapeutics Inc.

4D.	Property, plant and equipment

Facilities

Our head office and primary research and development facility is located in Burnaby, British Columbia. The lease for this approximately 51,000 square foot facility expires in July 2014, but can be further extended to 2017 and then to 2022 and then to 2027.

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following should be read in conjunction with our financial statements, forming a part of this Annual Report and Item 4 “Information on the Company” of this Annual Report. The financial statements for 2010 and 2009 have been prepared in accordance with in accordance with generally accepted accounting principles in the United States of America except as otherwise stated. The information presented below is in Canadian dollars unless otherwise stated. Our financial statement notes include reconciliations of material measurement differences between U.S. GAAP and Canadian GAAP.

Overview

Tekmira is a biopharmaceutical company focused on advancing novel RNA interference therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners.

Reorganization and Acquisition

Tekmira Pharmaceuticals Corporation was incorporated on October 6, 2005 as an inactive wholly owned subsidiary of Inex Pharmaceuticals Corporation (“Inex”). Pursuant to a reorganization effective April 30, 2007 the business and substantially all of the assets and liabilities of Inex were transferred to the Company. The consolidated financial statements for all periods presented herein include the consolidated operations of Inex until April 30, 2007 and the operations of the Company thereafter.

On May 30, 2008, we completed the acquisition of all of the outstanding shares of Protiva. At the time of the acquisition, Protiva was a privately owned Canadian company developing lipid nanoparticle delivery technology for small interfering RNA, or siRNA, a business similar to that of Tekmira. The acquisition of Protiva permitted us to combined our assets and focus them on the develop RNAi therapeutic products using our lipid nanoparticle delivery technology which we refer to as LNP or lipid nanoparticles. The business combination was completed through the acquisition by Tekmira, under a share purchase agreement, of all the outstanding shares of Protiva in consideration for common shares of Tekmira. Tekmira also agreed to issue common shares on the exercise of any Protiva share purchase options that remained outstanding at the closing.

Concurrent with the completion of the business combination with Protiva, we entered into initial research agreements with F. Hoffman-La Roche Ltd and Hoffman La-Roche Inc., which we refer to together as Roche, and completed private placement investments of 416,667 common shares for US$5.0 million (CDN$5.0 million, CDN$12.00 per share) with Alnylam Pharmaceuticals, Inc., or Alnylam, and 416,667 common shares for CDN$5.0 million (CDN$12.00 per share) with a Roche affiliate.

The Protiva acquisition was accounted for using the purchase method of accounting.

Inflation

Inflation has not had a material impact on our operations.

Foreign Currency Fluctuations

We purchase goods and services in both Canadian and U.S. dollars and earn a significant portion of our revenues in U.S. dollars. We manage our U.S. dollar currency risk by using cash received from U.S. dollar revenues to pay U.S. dollar expenses. We have not entered into any agreements or purchased any instruments to hedge possible currency risks at this time. Towards the end of 2008 we converted the majority of our U.S. dollar cash and cash equivalent holdings into Canadian dollars which reduced our exposure to foreign exchange rate fluctuations. Thereafter our policy has been to hold only working capital levels of U.S. dollars. However, as a large portion of our revenues and expenses are in U.S. dollars, exchange rate fluctuations will continue to create gains or losses as we continue holding U.S. denominated cash, cash investments, accounts receivable and accounts payable.

Foreign exchange losses were $0.01 million in 2010 as compared to $0.44 million in 2009 and gains of $2.1 million in 2008. Our foreign exchange gains and losses relate almost entirely to changes in the US dollar to Canadian dollar exchange rate. The foreign exchange gains in 2008 relate largely to the positive effect on our US denominated cash investments and accounts receivable from the strengthening of the US dollar as compared to the Canadian dollar. Towards the end of 2008 we converted the majority of our US dollar cash and cash equivalent holdings into Canadian dollars which reduced our exposure to foreign exchange rate fluctuations in 2009. We have some US dollar denominated cash and receivables which provide a natural exchange rate hedge against our US dollar denominated payables and we now keep our US dollar cash and investment balances to a working capital level to avoid exchange rate risk.

Government Regulation

We operate within a highly regulated environment. Regional and country specific laws and regulations define the data required to show safety and efficacy of product candidates such as ours, as well as govern testing, approval, manufacturing, labeling and marketing of these products. These regulatory requirements are a major factor in determining whether a product may be successfully developed and the amount of time and expense associated with this development. For a biopharmaceutical company to launch a new product, it must demonstrate to the national regulatory authorities in the countries in which it intends to market the new product, such as the Food and Drug Administration, or FDA, in the United States and the Therapeutic Products Directorate of Health Canada, or TPD, in Canada that the product is both effective and safe. The system of new drug approvals in North America is one of the most rigorous in the world.

A potential new product must first be tested in the laboratory, referred to as in vitro studies, and in several animal species, referred to as pre-clinical, before being evaluated in humans, referred to as clinical studies. Pre-clinical studies primarily involve in vitro evaluations of the therapeutic activity of the product and pre-clinical evaluations of the pharmacokinetic, metabolic and toxic effects of the product in selected animal species. Ultimately, based on data generated during pre-clinical studies, extrapolations will be made to evaluate the potential risks versus the potential benefits of use of the product in humans under specific conditions of use. Upon successful completion of the pre-clinical studies, the product typically undergoes a series of evaluations in humans, including healthy volunteers and patients with the targeted disease.

Before undertaking clinical studies, the pharmaceutical company sponsoring the new product must submit to the FDA, TPD, or other applicable regulatory body, an Investigational New Drug (IND) submission. The IND application must contain specified information including the results of the pre-clinical or clinical tests completed at the time of the application. Since the method of manufacture may affect the efficacy and safety of a product, information on manufacturing methods and standards and the stability of the product substance and dosage form must also be presented.

The activities which are typically completed prior to obtaining approval for marketing in North America may be summarized as follows:

•

pre-clinical studies, which includes pharmacological and efficacy testing in animals, toxicology testing and formulation work based on in vitro results, performed to assess the safety and potential efficacy of the product, and subject to good laboratory practice requirements;

•

Phase 1 clinical trials, the initial introduction of the product into human subjects, under which the compound is generally tested for safety, dosage, tolerance, metabolic interaction, distribution, excretion and pharmacokinetics;

•

Phase 2 clinical trials involving studies in a limited patient population to: determine the efficacy of the product for specific, targeted indications, determine optimal dosage, and identify possible adverse effects and safety risks; and

•

Phase 3 clinical trials which are undertaken to further evaluate clinical efficacy of the product and to further test for its safety within an expanded patient population at geographically dispersed clinical study sites in order to support marketing authorization.

Following Phase 3, the product sponsor submits a New Drug Application to the FDA or a New Drug Submission to the TPD for marketing approval. Once the data is reviewed and approved by the appropriate regulatory authorities such as TPD and FDA, the product may be sold on a commercial basis.

The approval process for new drugs in Europe is comparable to the approval process of the FDA.

Critical accounting policies and estimates

The significant accounting policies that we believe to be most critical in fully understanding and evaluating our financial results are revenue recognition and stock-based compensation. These accounting policies require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable, based upon information available to us at the time that these estimates and assumptions are made. Actual results may differ from our estimates. Areas where critical accounting estimates are made include revenue recognition and amounts recorded as stock-based compensation. Our critical accounting estimates affect our net loss calculation.

Revenue Recognition / Our primary sources of revenue have been derived from research and development collaborations and contracts, and licensing fees comprised of initial fees and milestone payments. Payments received under research and development agreements and contracts, which are non-refundable, are recorded as revenue as services are performed and as the related expenditures are incurred pursuant to the agreement, provided collectability is reasonably assured. Revenue earned under research and development manufacturing collaborations where we bear some or all of the risk of a product manufacture failure is recognized when the purchaser accepts the product and there are no remaining rights of return. Revenue earned under research and development collaborations and contracts where we do not bear any risk of product manufacture failure is recognized in the period the work is performed. Initial fees and milestone payments which require our ongoing involvement are deferred and amortized into income over the estimated period of our involvement as we fulfill our obligations under our agreements. Revenue earned under contractual arrangements upon the occurrence of specified milestones is recognized as the milestones are achieved and collection is reasonably assured.

The revenue that we recognize is a critical accounting estimate because of the volume and nature of the revenues we receive. Some of the research, development and licensing agreements that we have entered into contain multiple revenue elements that are to be recognized for accounting in accordance with our revenue recognition policy. We need to make estimates as to what period the services will be delivered with respect to up-front licensing fees and milestone payments received because these payments are deferred and amortized into income over the estimated period of our ongoing involvement. The actual period of our ongoing involvement may differ from the estimated period determined at the time the payment is initially received and recorded as deferred revenue. This may result in a different amount of revenue that should have been recorded in the period and a longer or shorter period of revenue amortization. When an estimated period changes we amortize the remaining deferred revenue over the estimated remaining time to completion. The rate at which we recognize revenue from payments received for services to be provided under research and development agreements depends on our estimate of work completed to date and total work to be provided. The actual total services provided to earn such payments may differ from our estimates.

Our revenue for 2010 was $21.4 million (2009 - $14.4 million; 2008 - $11.7 million) and deferred revenue at December 31, 2010 was $4.1 million (December 31, 2009 - $1.2 million).

Stock-based compensation / The stock based compensation that we record is a critical accounting estimate due to the value of compensation recorded, the volume of our stock option activity, and the many assumptions that are required to be made to calculate the compensation expense.

Compensation expense is recorded for stock options issued to employees and directors using the fair value method. We must calculate the fair value of stock options issued and amortize the fair value to stock compensation expense over the vesting period, and adjust the expense for stock option forfeitures and cancellations. We use the Black-Scholes model to calculate the fair value of stock options issued which requires that certain assumptions, including the expected life of the option and expected volatility of the stock, be estimated at the time that the options are issued. This accounting estimate is reasonably likely to change from period to period as further stock options are issued and adjustments are made for stock option forfeitures and cancellations. We make an estimate for stock option forfeitures at the time of grant and revise this estimate in subsequent periods if actual forfeitures differ. The term “forfeitures” is distinct from “cancellations” or “expirations” and represents only the unvested portion of the surrendered stock option. We amortize the fair value of stock options using the straight-line method over the vesting period of the options, generally a period of three years for employees and immediate vesting for directors.

We recorded stock compensation expense in 2010 of $0.7 million (2009 - $0.3 million; 2008 - $1.8 million).

Changes in Accounting Policies and Adoption of New Standards

Differences between United States of America and Canadian GAAP

Historically we prepared our consolidated financial statements in conformity with Canadian generally accepted accounting principles (GAAP) and for fiscal 2010 interim periods we provided a supplemental reconciliation to United States (U.S.) GAAP. The Canadian Securities Administrators’ National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency, permits Canadian public companies who are also U.S. Securities and Exchange Commission (SEC) registrants the option of preparing their financial statements under U.S. GAAP. Based on a number of our peers and collaborators reporting under U.S. GAAP we concluded that U.S. GAAP is more relevant to the users of our financial statements than Canadian GAAP. Therefore, effective December 31, 2010, we adopted U.S. GAAP as the reporting standard for our consolidated financial statements. All comparative financial information contained in our December 31, 2010 consolidated financial statements and in this Annual Report has been recast to reflect our results as if we had historically reported in accordance with U.S. GAAP. These policies are consistent with Canadian GAAP in all material respects for Tekmira except, under Canadian GAAP, the in-process research and development acquired from Protiva on May 30, 2008 would be recorded on our Balance Sheet as intangible assets and would be amortized over its estimated useful life of 16 years. Under U.S. GAAP, the in-process research and development acquired from Protiva was expensed at the time of acquisition as it has no alternative future use. The impact of this difference for years ended and as at December 31, 2008, 2009 and 2010 is described in note 14 to the consolidated financial statements. The impact of this difference on our 2010 and 2009 quarterly results is as follows:

(in millions Cdn$ except per share data) - unaudited

	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Net loss, U.S. GAAP	$(4.2)	$(4.0)	$(2.4)	$(1.9)
Adjustment for in–process research and development	(0.3)	(0.3)	(0.3)	(0.3)

Net loss, Canadian GAAP	(4.4)	(4.2)	(2.7)	(2.1)
Basic and diluted loss per common share, Canadian GAAP	$(0.43)	$(0.41)	$(0.26)	$(0.20)

	Q1 2009	Q2 2009	Q3 2009	Q4 2009
Net loss, U.S. GAAP	$(1.8)	$(2.0)	$(2.6)	$(2.4)
Adjustment for in–process research and development	(0.3)	(0.3)	(0.3)	(0.3)

Net loss, Canadian GAAP	(2.1)	(2.3)	(2.8)	(2.6)
Basic and diluted loss per common share, Canadian GAAP	$(0.20)	$(0.22)	$(0.27)	$(0.25)

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (FASB) issued EITF 08-01, Revenue Arrangements with Multiple Deliverables (currently within the scope of FASB Accounting Standards Codification (ASC) Subtopic 605-25). This statement provides principles for allocation of consideration among its multiple-elements, allowing more flexibility in identifying and accounting for separate deliverables under an arrangement. The EITF introduces an estimated selling price method for valuing the elements of a bundled arrangement if vendor-specific objective evidence or third-party evidence of selling price is not available, and significantly expands related disclosure requirements. This standard is effective on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Alternatively, adoption may be on a retrospective basis, and early application is permitted. We adopted this pronouncement in the three month period ending March 31, 2011. Adoption of the pronouncement did not have a material impact on our financial statements.

In March 2010, the FASB ratified the EITF final consensus on Issue ASC 2010-17, Milestone Method of Revenue Recognition. The guidance in this consensus allows the milestone method as an acceptable revenue recognition methodology when an arrangement includes substantive milestones. The guidance provides a definition of a substantive milestone and should be applied regardless of whether the arrangement includes single or multiple deliverables or units of accounting. The scope of this consensus is limited to transactions involving milestones relating to research and development deliverables. The guidance includes enhanced disclosure requirements about each arrangement, individual milestones and related contingent consideration, information about substantive milestones and factors considered in the determination. The consensus is effective prospectively to milestones achieved in fiscal years, and interim periods within those years, after June 15, 2010. Early application and retrospective application are permitted. We adopted this pronouncement in the three month period ending March 31, 2011. Adoption of the pronouncement did not have a material impact on our financial statements.

In July 2010, the FASB issued ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which amends ASC 310 by requiring more robust and disaggregated disclosures about the credit quality of an entity’s financing receivables and its allowance for credit losses. The enhanced disclosure will provide financial statement users with an improved understanding of (1) the nature of an entity’s credit risk associated with its financing receivables and (2) the entity’s assessment of that risk in estimating its allowance for credit losses as well as changes in the allowance and the reasons for those changes. This standard is effective on a prospective basis for the first interim or annual period beginning after December 15, 2010. We adopted this standard in the three month period ending March 31, 2011. Adoption of the standard did not have a material impact on disclosures in our financial statements.

5A.	Operating Results

Year ended December 31, 2010 compared to the year ended December 31, 2009

For the fiscal year ended December 31, 2010, our net loss was $12.4 million ($1.20 per common share) as compared to a net loss of $8.7 million ($0.85 per common share) for 2009.

The primary reason for the increase in net losses is increased research, development, collaborations and contracts spending across our internal and partnered programs. Also, in 2010, we have incurred professional and listing fees for our NASDAQ listing.

Revenue / Revenue was $21.4 million in 2010 as compared to $14.4 million in 2009. In Q3 2010 we received a $5.9 million license fee amendment payment from Talon which was subsequently paid on to contingent creditors and is further explained in Off-Balance Sheet Arrangements below. Revenue streams from our ongoing collaborations and contracts changed significantly in 2010 as discussed below.

Revenue is detailed in the following table:

(in millions Cdn$)	2010	2009

Collaborations and contracts
Alnylam	$6.3	$8.8
U.S. Government	3.6	—
Roche	4.5	4.8
BMS	0.2	0.2
Other RNAi collaborators	0.4	—

Total collaborations and contracts	14.9	13.8
Alnylam milestone payments	0.5	0.6
Talon license amendment payment	5.9	—

Total revenue	$21.4	$14.4

Alnylam revenue / Under an agreement with Alnylam they were required to make collaborative research payments at a minimum rate of US$2.0 million per annum for the provision of our research staff. This agreement expired on August 13, 2009 and we no longer receive research funding from Alnylam. We are, however, continuing to make LNP research and clinical trial batches for Alnylam under the Alnylam Manufacturing Agreement.

Under the Alnylam Manufacturing Agreement we are the exclusive manufacturer of any products required by Alnylam that utilize our technology through to the end of Phase 2 clinical trials. Under the Alnylam Manufacturing Agreement there is a contractual minimum payment for the provision of staff in each of the three years from 2009 to 2011 and Alnylam is reimbursing us for any external costs incurred. Revenue from external costs related to the Alnylam Manufacturing Agreement is being recorded in the period that Alnylam is invoiced for those costs except where we bear the risk of batch failure in which case revenue is recognized only once Alnylam accepts the batch. The total payment for the provision of staff from 2009 to 2011 is a minimum of $11.2 million.

In Q2 2009 and in Q3 2010 we received US$0.5 million (Q2 2009 - $0.5 million; Q3 2010 - $0.6 million) milestone payments from Alnylam following their initiation of Phase 1 human clinical trials for two separate products enabled by our LNP delivery technology.

U.S. Government revenue / On July 14, 2010, we signed a contract with the United States Government to advance an RNAi therapeutic utilizing our LNP technology to treat Ebola virus infection (see Overview for further discussion). The initial phase of the contract, which is funded under a Transformational Medical Technologies program, is budgeted at US$34.7 million and is expected to last approximately three years. This initial funding is for the development of TKM-Ebola including completion of preclinical development, filing an IND application with the FDA and completing a Phase 1 human safety clinical trial.

Under the contract we are being reimbursed for costs incurred, including an allocation of overheads, and we are being paid an incentive fee. The cost of equipment purchased for the contract, and revenue from the reimbursement of that cost, is initially recorded as deferred costs and revenue and is then amortized to the income statement over the expected contract period.

Roche revenue / Under the Roche Product Development Agreement dated May 2009 Roche are paying us for the provision of staff and for certain external costs incurred. We are recognizing revenue from the Roche Product Development Agreement in proportion to the services provided up to the reporting date by comparing actual hours spent to estimated total project hours. Revenue from external costs incurred under the Roche Product Development Agreement is recorded in the period that Roche is invoiced for those costs. The difference between service revenue recognized and cash received is being recorded in the balance sheet as accrued or deferred revenue, as appropriate. In November 2010, Roche announced that, as part of a corporate restructuring, they intend to discontinue research and development in the field of RNAi. Following the announcement, Roche confirmed that, except for completing some product stability studies, they would be discontinuing product development with Tekmira. As at December 31, 2010, we have retained a deferred revenue balance of $0.04 million to cover a small amount of stability study work to be completed for Roche. The balance of Roche deferred revenue was brought into income in 2010.

We earned $0.8 million in collaborations revenue during the first half of 2009 for work under a separate Roche Research Agreement that ended in June 2009.

BMS revenue / BMS revenue in 2009 and 2010 relates to a research collaboration agreement. In May 2010 we signed a formulation agreement with BMS under which BMS paid us $3.2 million (US$3.0 million) to make a certain number of LNP formulations over the next four years. Revenue from this agreement will be recognized as batches are produced. No batches have yet been produced under the new BMS agreement so deferred revenue as at December 31, 2010 includes $3.2 million in this respect.

Other RNAi collaborators revenue / We have active research agreements with a number of other RNAi collaborators.

Talon license amendment payment / On September 20, 2010, the license agreement with Talon was amended such that Talon paid $5.9 million (US$5.75 million) in consideration for reducing certain future payments associated with the product candidates. The payment of $5.9 million from Talon has been paid on to contingent creditors in full settlement of a contingent obligation - see “Off-Balance Sheet Arrangements.” We are now eligible to receive milestone payments from Talon of up to US$19.0 million upon achievement of further development and regulatory milestones and we are also eligible to receive single-digit royalties on product sales. If Talon sublicenses any of the product candidates, Tekmira is eligible to receive a percentage of any upfront fees or milestone payments received by Talon.

Expenses / Research, development, collaborations and contracts / Research, development, collaborations and contracts expenses increased to $22.1 million in 2010 as compared to $17.8 million in 2009.

In Q3 2010 we signed a contract with the U.S. Government to develop TKM-Ebola and incurred significant program costs such as materials and preclinical studies that have been included in research, development, collaborations and contracts expenses. These costs are being reimbursed by the U.S. Government who is also paying for TKM-Ebola related labour costs and overheads and an incentive fee.

In 2010 we also incurred more reimbursable costs on our Alnylam collaboration as compared to 2009. Overall costs incurred on our TKM-PLK1, TKM-ApoB and other research and formulation development are at similar levels in 2009 and 2010.

Research, development, collaborations and contracts compensation expenses increased in 2010 as compared to 2009. This was due to increasing staff numbers and an increase in stock option expense in 2010. Our research and development staff numbers have increased to 82 at December 31, 2010 (total staff 92) as compared to 64 (total staff 78) at December 31, 2009. Ordinarily, we issue an annual grant of stock options to all staff and directors at the end of our fiscal year but due to a stock trading black-out our annual grant was delayed until Q1 2010. Our 2010 annual grant of stock options occurred as planned in December 2010. Typically, a portion of our stock options vest immediately so there is a peak in stock option expense in the period when options are granted.

General and administrative / General and administrative expenses increased to $4.8 million in 2010 from $4.2 million in 2009. The increase in 2010 generally relates to professional and listing fees for our NASDAQ share listing.

Depreciation of property and equipment / Depreciation of property and equipment was steady at $1.0 million in 2010 and $1.0 million in 2009.

Loss on purchase and settlement of exchangeable and development notes / The $5.9 million license amendment payment and related $5.9 million loss on the purchase and settlement of exchangeable and development notes is discussed in the Overview and Off-balance sheet arrangements sections of this MD&A.

Other income (losses) / Interest income / Interest income was $0.1 million in 2010 and $0.2 million in 2009. The decrease is due to lower cash investment balances in 2010 as compared to 2009. In the future, interest income will continue to fluctuate in relation to cash balances and interest yields.

Other income (losses) / Foreign exchange gains (losses) / Foreign exchange losses were $0.01 million in 2010 as compared to $0.44 million in 2009. Our foreign exchange gains and losses relate almost entirely to changes in the US dollar to Canadian dollar exchange rate. The US dollar to Canadian dollar exchange saw greater fluctuations in 2009 than in 2010. We have some US dollar denominated cash and receivables which provide a natural exchange rate hedge against our US dollar denominated payables and we keep our US dollar cash and investment balances to a working capital level to avoid exchange rate risk.

Year ended December 31, 2009 compared to the year ended December 31, 2008

For the fiscal year ended December 31, 2009, our net loss was $8.7 million ($0.85 per common share, basic and fully diluted) as compared to a net loss of $29.9 million ($3.69 per common share, basic and fully diluted) for 2008.

There are a number of factors contributing to changes in our results in 2009 as compared to 2008 the largest of which was the expensing of in-process research and development acquired through the business combination with Protiva.

Revenue / Revenue was $14.4 million in 2009 as compared to $11.7 million in 2008. Looking at collaborations and contracts revenue, the expiration of our research collaboration with Alnylam in August 2009 has been offset by expansion of manufacturing services provided to Alnylam and the expansion of our collaboration with Roche. Licensing fees and milestone payments revenue is lower in 2009 as compared to 2008 as up-front payments from Alnylam were fully amortized into revenue by the end of 2008 and the only 2009 receipt was an Alnylam milestone payment of $0.6 million.

Revenue is detailed in the following table:

(in millions Cdn$)	2009	2008

Collaborations and contracts
Alnylam	$8.8	$6.1
Roche	4.8	0.1
Other RNAi collaborators	0.2	0.3
Talon	—	0.1

Total collaborations and contracts	13.8	6.6
Licensing fees and milestone payments from Alnylam	0.6	5.1

Total revenue	$14.4	$11.7

Alnylam revenue / Under an agreement with Alnylam they were required to make collaborative research payments at a minimum rate of US$2.0 million per annum for the provision of our research staff. This agreement expired on August 13, 2009 and we no longer receive research funding from Alnylam. We are, however, continuing to make LNP research and clinical trial batches for Alnylam under the Alnylam Manufacturing Agreement.

On April 3, 2009 Alnylam announced that they had initiated a Phase 1 human clinical trial for ALN-VSP, a product candidate that utilizes our LNP technology. The initiation of the ALN-VSP Phase 1 clinical trial triggered a milestone payment of $0.6 million (US$0.5 million) that we received and recorded as revenue in 2009.

Roche revenue / Under the Roche Product Development Agreement dated May 2009 they are paying us for the provision of staff and for certain external costs incurred. We are recognizing revenue from the Roche Product Development Agreement in proportion to the services provided up to the reporting date by comparing actual hours spent to estimated total project hours. Revenue from external costs incurred under the Roche Product Development Agreement is recorded in the period that Roche is invoiced for those costs. The difference between service revenue recognized and cash received is being recorded in the balance sheet as accrued or deferred revenue, as appropriate.

We earned $0.9 million (US$0.8 million) in research and development collaborations revenue during the first half of 2009 for work completed under a separate Roche Research Agreement.

Other RNAi collaborators / We have research agreements with a number of other RNAi collaborators including Bristol-Myers Squibb and Takeda.

Expenses / Research, development, collaborations and contracts / Research and development expenses increased to $17.8 million in 2009 as compared to $16.1 million in 2008 due, in part, to the following factors:

•	As a result of the business combination with Protiva completed on May 30, 2008, the level and cost of our research and development activities generally increased.

•	With the business combination our intellectual property portfolio and related expenses expanded.

•

Spending on our TKM-ApoB program was significantly higher in 2008 as compared to 2009. In 2008 we took TKM-ApoB through preclinical toxicology studies and the manufacture of drug product for human clinical trials. In 2009 our TKM-ApoB program moved into Phase 1 of clinical trials.

•	In 2009 TKM-PLK1 spending increased significantly over 2008 as we commenced preclinical toxicology studies and the manufacture of human clinical trial drug product.

•

Costs marked up and passed through to our collaborators were higher in 2009 as we supported a number of Alnylam products that utilize our LNP technology and in May 2009 our collaboration with Roche expanded into product development.

•

Research and development wage expenses increased significantly following the business combination on May 30, 2008 and continued to be higher in 2009 as staffing levels were maintained to support our two lead internal programs and two major collaborative partners, Alnylam and Roche. However, research and development total compensation expenses in 2008 were unusually high as stock based compensation was $0.3 million in 2009 as compared to $1.8 million in 2008. In 2008 our Board approved the accelerated vesting of all Tekmira stock options concurrent with the announcement of the business combination with Protiva.

Our research, development and collaboration expenses and laboratory equipment costs are reported net of funding from USAMRIID of $0.8 million in 2009 and $0.2 million in 2008.

Our research and development staff numbers increased to 64 at December 31, 2009 (total staff 78) as compared to 61 (total staff 76) at December 31, 2008.

General and administrative / General and administrative expenses decreased to $4.2 million in 2009 as compared to $4.4 million in 2008. General and administrative expenses increased with the addition of Protiva expenses following the business combination on May 30, 2008. This increase in expenses fell off as the two businesses were integrated.

Termination and restructuring expenses / Termination and restructuring expenses were $nil in 2009 and $3.2 million in 2008. In May 2008, as a condition of closing the business combination with Protiva, the employment contract of Tekmira’s Chief Executive Officer was terminated and an expense of $2.0 million was recorded. In October 2008, as part of the integration of the operations of Tekmira and Protiva, we completed a restructuring that resulted in a reduction in workforce of 15 employees and recorded an expense of $1.2 million.

Depreciation of property and equipment / Depreciation of property and equipment was $1.0 million in 2009 as compared to $0.8 million in 2008. Our results from May 30, 2008 onwards include Protiva’s depreciation charges. Also, capital asset purchases and depreciation thereof has increased steadily in line with growth in the manufacturing side of our business.

In-process research and development acquired from Protiva / In-process research and development acquired through the business combination with Protiva in May 2008 was expensed at $16.3 million the time of acquisition as it has no alternative future use.

Other income (losses) / Interest income / Interest income was $0.2 million in 2009 as compared to $0.9 million in 2008. Our average cash, cash equivalent and short-term investment balances were at similar levels in 2009 and 2008 but average interest rates were significantly lower in 2009 as compared to 2008. In the future, interest income will continue to fluctuate in relation to cash balances and interest yields.

Impairment loss on goodwill / A down-turn in financial markets led us to carry out a goodwill impairment test as at September 30, 2008. Based on Tekmira’s market capitalization as at September 30, 2008 we determined that the fair value of goodwill arising from the acquisition of Protiva was nil and an impairment loss of $3.9 million, the full value of goodwill, was recorded in the Consolidated statement of operations and comprehensive loss.

Foreign exchange gains (losses) / Foreign exchange gains (losses) showed losses of $0.4 million in 2009 as compared to gains of $2.1 million in 2008. The foreign exchange gains in 2008 relate largely to the positive effect on our US denominated cash investments and accounts receivable from the strengthening of the US dollar as compared to the Canadian dollar. Conversely, foreign exchange losses in 2009 relate to the weakening of the US dollar as compared to the Canadian dollar.

Towards the end of 2008 we converted the majority of our US dollar cash and cash equivalent holdings into Canadian dollars which reduced our exposure to foreign exchange rate fluctuations in 2009.

5B.	Liquidity and Capital Resources

Since our incorporation, we have financed our operations through the sales of shares, debt, revenues from research and development collaborations and licenses with corporate partners, interest income on funds available for investment, and government contracts, grants and tax credits.

At December 31, 2010, we had cash and cash equivalents of approximately $12.3 million as compared to $24.4 million at December 31, 2009.

Operating activities used cash of $11.2 million in 2010 as compared to $5.5 million in 2009. Excluding changes in non-cash operations items, cash used in operating activities in 2010 was $10.7 million as compared to $7.2 million in 2009 due, largely, to increasing expenses as discussed earlier. Accounts receivable increased by $2.3 million in 2010 as a great deal of work was undertaken and invoiced for the TKM-Ebola U.S. Government contract towards the end of 2010. Deferred revenue increased by $3.0 million in 2010 primarily due to the $3.2 million May 2010 payment from BMS related to the signing of a new collaborative agreement as discussed earlier.

Investing activities used $0.8 million in cash in 2010 as compared to investing activities providing $4.0 million in cash in 2009. Proceeds from short-term investments were $5.7 million in 2009 as we moved maturing short-term investments into high interest saving accounts with a major Canadian bank. The high-interest savings account is classified as “cash and cash equivalents” in our balance sheet. Property and equipment cash outflows in both 2009 and 2010 relate largely to facility improvements and manufacturing equipment. In Q3 2010 we completed upgrades to our in-house clean room facility. Manufacturing in-house gives us more flexibility and more control over our manufacturing process and timelines. Net cash provided by financing activities was $0.03 million in 2010 as compared to $0.01 million 2009. The only financing activity in 2010 and 2009 was from the exercise of stock options.

We believe that our current funds on hand plus expected income including funds from our collaborative partners and the U.S. Government will be sufficient to continue our product development into the second quarter of 2012 (see Item 3.D. “Risk Factors).

Financial Instruments

We are exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our assets and liabilities. We invest our cash reserves in a high interest savings account and in bankers’ acceptances with varying terms to maturity (not exceeding two years) issued by major Canadian banks, selected with regard to the expected timing of expenditures for continuing operations and prevailing interest rates. Investments with a maturity greater than three months are classified in our Balance Sheet as held-for-trading short-term investments and are recorded at cost plus accrued interest. The fair value of our cash investments as at December 31, 2010 is at least equal to the face value of those investments and the value reported in our Balance Sheet. Due to the relatively short-term nature of the investments that we hold, we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio. We purchase goods and services in both Canadian and U.S. dollars and earn a significant portion of our revenues in U.S. dollars. We manage our U.S. dollar currency risk by using cash received from U.S. dollar revenues to pay U.S. dollar expenses and by limiting holdings of U.S. dollar cash and cash equivalent balances to working capital levels. We have not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Material Commitments for Capital Expenditures

As at the date of this Annual Report our only material commitments to capital expenditure are for lab and manufacturing equipment related to our TKM-Ebola program and we expect these purchases to be reimbursed by the U.S. Government as the contractor for this program (see Item 4.D. “Property, plant and equipment”).

5C.	Research and Development, Patents and Licences

Cost associated with our research, development, patents and licences are discussed in Item 5.A. “Operating results” and Item 4.B. “Business Overview.”

5D.	Trend Information

The following table presents our unaudited quarterly results of operations for each of our last eight quarters. These data have been derived from our unaudited consolidated financial statements, which were prepared on the same basis as our annual audited financial statements and, in our opinion, include all adjustments necessary, consisting solely of normal recurring adjustments, for the fair presentation of such information.

(in millions Cdn$ except per share data) - unaudited

	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010

Revenue
Collaborations and contracts:
Alnylam	$2.4	$2.2	$2.2	$2.0	$0.9	$1.4	$1.8	$2.1
U.S. Government	—	—	—	—	—	—	1.2	2.4
Roche	0.4	1.0	1.0	2.4	1.3	0.9	0.7	1.7
Other	0.1	—	0.1	0.1	0.3	—	0.3	—

	2.9	3.2	3.3	4.5	2.5	2.3	3.9	6.2
Alnylam licensing fees and milestone payments	—	0.6	—	—	—	—	0.5	—
Talon license amendment payment	—	—	—	—	—	—	5.9	—
Total revenue	2.9	3.8	3.3	4.5	2.5	2.3	10.4	6.2

Net loss	(1.8)	(2.0)	(2.6)	(2.4)	(4.2)	(4.0)	(2.4)	(1.9)

Basic and diluted net loss per share	$(0.18)	$(0.19)	$(0.25)	$(0.23)	$(0.40)	$(0.38)	$(0.24)	$(0.18)

Quarterly Trends / Our revenue is derived from research and development collaborations and contracts, licensing fees and milestone payments. Over the past two years, our principal sources of ongoing revenue have been our Alnylam partnership entered into in March 2006, our Roche partnership which was expanded in May 2009 and our contract with the U.S. Government to advance TKM-Ebola which began in July 2010.

We had a collaborative research agreement with Alnylam that was completed in August 2009. In January 2009 we signed a Manufacturing Agreement with Alnylam. Revenue from the Alnylam Manufacturing Agreement was higher than usual in Q3 2009, Q4 2009, Q3 2010 and Q4 2010 when deferred revenue related to minimum FTE payments was recognized based on our estimate of percentage of completion of the annual commitment. In Q1 2010 Alnylam revenue was relatively low as fewer batches were requested for manufacture.

In Q3 2010 we began to earn revenue under a contract with the U.S. Government to develop TKM-Ebola.

Revenue from our Roche collaboration increased throughout 2009 to $2.4 million in Q4 2009 when we manufactured a number of drug batches. In November 2010, Roche announced that, as part of a corporate restructuring, they intend to discontinue research and development in the field of RNAi. Following the announcement, Roche confirmed that, except for completing some product stability studies, they would be discontinuing product development with Tekmira. The balance of Roche deferred revenue, except for a provision for the stability study work, was brought into income in Q4 2010.

In Q2 2009 and in Q3 2010 we received US$0.5 million milestone payments from Alnylam following their initiation of phase 1 human clinical trials for two separate products enabled by our LNP delivery technology.

Also in Q3 2010 we received a $5.9 million license amendment payment from Talon. The $5.9 million was then paid to contingent creditors (see Off-balance sheet arrangements – Debt retirement) so is also included as an “other loss” in our Q3 2010 income statement.

We expect revenue to continue to fluctuate particularly due to the variability in demand for our manufacturing services, the development stage of the TKM-Ebola contract and the timing of licensing payments and milestone receipts.

Net losses from Q3 2009 to Q2 2010 generally increased due to increased spending on our TKM-ApoB and TKM-PLK1 programs. In particular, in Q1 and Q2 2010, we were manufacturing materials for preclinical and clinical trials and conducting toxicology studies in preparation for clinical development of both programs.

Net losses in the second half of 2010 are generally lower than the first half of 2010 as revenues increased significantly.

5E.	Off-Balance Sheet Arrangements

Debt retirement / We had a contingent obligation that arose through a Purchase and Settlement Agreement dated June 20, 2006 whereby we retired exchangeable and development notes in exchange for contingent consideration including certain future milestone and royalty payments from Talon. Concurrent with signing the second amendment of the license agreement with Talon we signed a Waiver and Release with contingent creditors, the “Former Noteholders”. The balance of the contingent obligation related to the Talon milestones and royalties immediately prior to signing the Waiver and Release was US$22.8 million. As per the terms of the Waiver and Release we paid the Former Noteholders $5.9 million (US$5.75 million) in full settlement of the contingent obligation and we included this in our 2010 other income (losses) as loss on purchase and settlement of exchangeable and development notes. We now have no further obligation to the Former Noteholders and we will retain any future milestones or royalties received from Talon.

Protiva promissory notes / On March 25, 2008, our subsidiary, Protiva, declared dividends totaling US$12.0 million. The dividend was paid by issuing promissory notes on May 23, 2008. Recourse for payment of the promissory notes will be limited to our receipt, if any, of up to US$12.0 million in payments from a third party. We will pay these funds, if and when we receive them, to the former Protiva shareholders in satisfaction of the promissory notes. As contingent obligations that would not need to be funded by the Company, the US$12.0 million receivable and the related promissory notes payable are not included in our consolidated balance sheet.

5F.	Tabular Disclosure of Contractual Obligations

The following table sets forth Tekmira’s contractual obligations as at December 31, 2010:

Payments due by period (in millions of dollars)
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Contractual Obligations	—	—	—	—	—
Long-Term Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations(1)	4.2	1.1	2.4	0.7	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities	—	—	—	—	—

Total	4.2	1.1	2.4	0.7	—

(1)	The operating lease for our laboratory and office premises expires in July 2014 but we have the option to extend the lease to 2017 and then to 2022 and then to 2027. The operating lease obligations shown above are net of sublease income.

We also have collaborative arrangements that require us to undertake certain research and development work as further explained elsewhere in this Annual Report.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.	Directors and Management

The following table sets forth information relating to our directors and executives as at the date of this Annual Report:

Name (1)	Residence	Position
Michael J. Abrams(3) (4)	Custer, Washington, U.S.A.	Director

Arthur M. Bruskin(4)	Huntington Station, New York, U.S.A.	Director

Kenneth Galbraith(2) (4)	Surrey, British Columbia, Canada	Director

Donald G. Jewell(2)	West Vancouver, British Columbia, Canada	Director

Frank Karbe(2)	Mill Valley, California, U.S.A.	Director

Daniel Kisner(4)	Rancho Santa Fe, California, U.S.A.	Director (Chairman)

R. Ian Lennox(3)	Jupiter, Florida, U.S.A	Director

Mark J. Murray	Seattle, Washington, U.S.A.	President, Chief Executive Officer and Director

Ian C. Mortimer	North Vancouver, British Columbia, Canada	Executive Vice President, Finance and Chief Financial Officer

Ian MacLachlan	Mission, British Columbia, Canada	Executive Vice President and Chief Scientific Officer

Peter Lutwyche	Vancouver, British Columbia, Canada	Senior Vice President, Pharmaceutical Development

Paul Brennan	White Rock, British Columbia, Canada	Senior Vice President, Business Development

R, Hector MacKay-Dunn, Q.C.	Vancouver, British Columbia, Canada	Corporate Secretary

(1)	Neither age nor date of birth of directors or senior managers is required to be reported in our home country (Canada) nor otherwise publicly disclosed.
(2)	Member of Audit Committee.
(3)	Member of Executive Compensation and Human Resources Committee.
(4)	Member of Corporate Governance and Nominating Committee.

To the knowledge of management, no director is, at the date hereof, or has been, within ten years before the date hereof, a director, chief executive officer or chief financial officer of any company that: (i) was subject to a cease trade order or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Other than as disclosed below, to the knowledge of management, no director or a holding company of such director: (i) is, as at the date hereof, or has been within ten years before the date hereof, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold assets of the director. Certain of the investee companies that Dr. Daniel Kisner served on the board of directors in Dr. Kisner’s capacity as representative of Aberdare Ventures became bankrupt, made a proposal under legislation relating to bankruptcy or insolvency or were subject to or instituted proceedings, arrangements or compromises with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Other than as disclosed below, to the knowledge of management, no director or a holding company of such director has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a director. Mr. Ian Lennox entered into a settlement agreement with the Ontario Securities Commission, or OSC, in March 2006 with regard to his purchase in the market of 25,000 shares of Labopharm Inc. while he was a director of Labopharm. The purchase was made outside a Labopharm imposed blackout period and Mr. Lennox properly filed all insider trading reports. Subsequent to the share purchase, Labopharm entered into a licensing agreement. The possibility of entering into such agreement had been discussed with the Labopharm board before Mr. Lennox made his share purchases. Mr. Lennox initiated contact with the OSC on the matter and cooperated fully with OSC staff.

Mark J. Murray, Ph.D., President, Chief Executive Officer and Director. Dr. Murray has served as our President, Chief Executive Officer and Director since May 2008, when Dr. Murray joined Tekmira in connection with the closing of the business combination between Tekmira and Protiva. He previously was the President and CEO and founder of Protiva since its inception in the summer of 2000. Dr. Murray has over 20 years of experience in both the R&D and business development and management facets of the biotechnology industry. Dr. Murray has held senior management positions at ZymoGenetics and Xcyte Therapies prior to joining Protiva. Since entering the biotechnology industry Dr. Murray has successfully completed numerous and varied partnering deals, directed successful product development programs, been responsible for strategic planning programs, raised over $30 million in venture capital and executed extensive business development initiatives in the U.S., Europe and Asia. During his R&D career, Dr. Murray worked extensively on three programs that resulted in FDA approved drugs, including the first growth factor protein approved for human use, a program he led for several years following his discovery. Dr. Murray obtained his Ph.D. in Biochemistry from the University of Oregon Health Sciences University and was a Damon Runyon-Walter Winchell post-doctoral research fellow for three years at the Massachusetts Institute of Technology.

Daniel Kisner, M.D., Chairman and Director. Dr. Kisner has served as the Chairman of our Board since January 2010. Dr. Kisner is currently an independent consultant. From 2003 until December 2010, Dr. Kisner was a Partner at Aberdare Ventures. Prior to Aberdare, Dr. Kisner served as President and CEO of Caliper Technologies, a leader in microfluidic lab-on-a-chip technology. He led Caliper from a technology-focused start up to a publicly traded, commercially oriented organization. Prior to Caliper, he was President and COO of Isis Pharmaceuticals, Inc. Previously, Dr. Kisner was Division VP of Pharmaceutical Development for Abbott Laboratories and VP of Clinical Research and Development at SmithKline Beckman Pharmaceuticals. In addition, he held a tenured position in the Division of Oncology at the University of Texas, San Antonio School of Medicine and is certified by the American Board of Internal Medicine in Internal Medicine and Medical Oncology. Dr. Kisner holds a B.A. from Rutgers University and an M.D. from Georgetown University.

Michael J. Abrams, Ph.D., Director. Dr. Abrams has served as our Director since May 2008. Dr. Abrams has been active in the research, discovery and development of pharmaceuticals for over 20 years. In 1984, Dr. Abrams joined Johnson Matthey plc and in 1991, was promoted to Manager, Biomedical Research, worldwide for Johnson Matthey. In June 1996 Dr. Abrams initiated the Canadian venture-backed financing of AnorMED Inc. He is an inventor on the patents that led to the development of the Lantheus technetium-99m heart imaging agent, Cardiolite® and is a co-inventor on several products currently in clinical trials. He is also a named inventor on an additional 15 patents and has authored over 60 scientific articles. Dr. Abrams served as CEO and a director of AnorMED Inc. until May 2006 and as a director of Migenix Inc. until August 2008 and is currently a director for the Centre for Drug and Research Development and viDA Therapeutics Inc. and Chairman for Indel Therapeutics Inc. In 2009, Dr. Abrams joined Inimex Pharmaceuticals as President and CEO. He is also an Adjunct Professor at the University of British Columbia.

Arthur M. Bruskin, Ph.D., Director. Dr. Bruskin has served as our Director since May 2008. Dr. Bruskin is currently an independent consultant in the biotechnology and pharmaceutical industry. He earned his BA and MA (Microbiology) at the University of Connecticut and his Ph.D. (Biology) at Indiana University. Following his postdoctoral training at the University of California, San Francisco, Dr. Bruksin took a position at Applied Biotechnology (ABT), a Cambridge, MA biotechnology company where he was responsible for their cancer therapeutic program from 1987 to 1991. Following the merger of ABT with Oncogene Science in 1991 (now OSI Pharmaceuticals (NASDAQ:OSIP)), Dr. Bruksin held a variety of positions at OSI including Executive Vice President, Global Research. Dr. Bruskin was responsible for all of OSI’s preclinical research in the areas of Oncology and Diabetes and was involved in the discovery and development of Tarceva. After leaving OSI in 2002, Dr. Bruskin has been the Chief Scientific Officer of Interpath Pharmaceuticals Inc. (2005-2006) and the Chief Operating Officer of Eutropics Pharmaceuticals Inc. (2006-2008) and part-time Chief Scientific Officer at America Stem Cell, Inc., a privately held biotechnology company (2009-2010).

Kenneth Galbraith, C.A., Director. Dr. Galbraith has served as our Director since January 2010. Mr. Galbraith is currently a General Partner at Ventures West. He joined Ventures West in 2007 and leads the firm’s biotechnology practice. Prior to joining Ventures West, Mr. Galbraith was Chairman and Interim CEO of AnorMED, a biopharmaceutical company focused on new therapeutic products in hematology, HIV and oncology, until its sale to Genzyme Corp. in a cash transaction worth almost US$600 million. Previously, Mr. Galbraith spent 13 years in senior management with QLT Inc., a global biopharmaceutical company specializing in developing treatments for eye diseases, retiring in 2000 from his position as

Executive VP and CFO. Mr. Galbraith was a founding Director of the BC Biotechnology Alliance and served as Chairman of the Canadian Bacterial Diseases Network, one of Canada’s federally-funded Networks for Centers of Excellence (NCE). He was also a Director of the Michael Smith Foundation for Health Research and the Fraser Health Authority. He currently serves on the Board of Directors of a number of private biotechnology companies as well as the Vancouver Aquarium Marine Science Centre, one of the world’s leading aquariums and Genome BC and has previously served on the Board of Directors of a number of Nasdaq-listed biotechnology companies, including Cardiome Pharma and Angiotech Pharmaceuticals. Mr. Galbraith earned a Bachelor of Commerce (Honours) degree from the University of British Columbia and is a Chartered Accountant.

Donald G. Jewell, C.A., Director. Mr. Jewell has served as our Director since May 2008. Mr. Jewell is a Chartered Accountant with over 30 years of business experience. Mr. Jewell spent 20 years with KPMG and at the time of his departure, he was the managing partner in charge of KPMG’s management consulting practice in British Columbia. Until March 2010 Mr. Jewell was Chairman of Cal Investments Limited, a London based hedge fund. Mr. Jewell is currently the managing director of a private Canadian holding company; Trustee of a two substantial Canadian private trusts; and on the Board of the trusts’ major operating companies. He is also on the Board of Directors of Lantic Inc.

Frank Karbe, Director. Mr. Karbe has served as our Director since January 2010. Mr. Karbe is currently the Executive Vice President and Chief Financial Officer of Exelixis, Inc., a Nasdaq-listed biotechnology company. Prior to joining Exelixis in 2004, Mr. Karbe worked as an investment banker for Goldman Sachs & Co., where he served most recently as Vice President in the healthcare group focusing on corporate finance and mergers and acquisitions in the biotechnology industry. Prior to joining Goldman Sachs in 1997, Mr. Karbe held various positions in the finance department of The Royal Dutch/Shell Group in Europe. Mr. Karbe holds a Diplom-Kaufmann from the WHU—Otto Beisheim Graduate School of Management, Koblenz, Germany (equivalent to a U.S. Masters of Business Administration).

R. Ian Lennox, M.B.A., Director. Mr. Lennox has served as our Director since May 2008. Mr. Lennox is currently Chairman and CEO of Ricerca Biosciences, LLC, a contract research organization for the pharmaceutical industry and he is also director of several life sciences companies in North America. From 2000 to 2004, Mr. Lennox held leadership positions at MDS Inc. (“MDS”), first as president and chief executive officer, drug discovery and development, and later as president and chief executive officer, pharmaceutical and biotechnology markets. Prior to joining MDS, Mr. Lennox was president and chief executive officer of Phoenix International Life Sciences, a NASDAQ Stock Exchange company, and chairman and chief executive officer of Drug Royalty Corporation, a Toronto Stock Exchange listed company. From 1978 to 1997, Mr. Lennox held progressively senior managerial positions at Monsanto Company in the U.S., Europe and Latin America, including six years as president and chief executive officer of Monsanto (Canada), based in Toronto. Mr. Lennox has also served as director of a number of life sciences companies and charitable foundations in North America. Mr. Lennox holds an Honours B.S. degree in physiology and pharmacology and an M.B.A. from the University of Western Ontario. He has also completed the executive management program in finance at the Columbia School of Business.

Ian C. Mortimer, M.B.A., Executive Vice President, Finance and Chief Financial Officer. Mr. Mortimer has served as our Executive Vice President, Finance, and Chief Financial Officer since April 2007. Mr. Mortimer became the Chief Financial Officer of Tekmira after its spin-out from Inex Pharmaceuticals Corporation in 2007 and has responsibilities for Finance, Investor Relations, Human Resources and Information Technology. From 2004 to 2007, Mr. Mortimer was Chief Financial Officer of Inex. From 1997 to 2004, Mr. Mortimer held positions of increasing responsibility at Inex including leading Inex’s investor relations efforts and evaluation of product in-licensing opportunities. He has a B.Sc. in Microbiology from the University of British Columbia, an M.B.A. from Queen’s University and is a Certified Management Accountant.

Ian MacLachlan, Ph.D., Executive Vice President, Chief Scientific Officer. Dr. MacLachlan has served as our Executive Vice President and Chief Scientific Officer since May 2008, when Dr. MacLachlan joined Tekmira in connection with the closing of the business combination between Tekmira and Protiva. Dr. MacLachlan was a founder of Protiva in 2000 and led Protiva’s R&D program since the company’s inception. A graduate of the University of Alberta, where he received both his B.Sc. and Ph.D. in Biochemistry, Dr. MacLachlan spent two years at the Vienna Bio-Center where some of the first experiments in systemic gene delivery were performed. Following this, Dr. MacLachlan conducted postdoctoral research at the Howard Hughes Medical Institute at the University of Michigan in the laboratory of Dr. Gary Nabel, a pioneer in the development of DNA-based therapeutics. Active in molecular therapeutics for more than a decade, he joined Protiva after five years leading the development of the gene transfer technology at Inex Pharmaceuticals. Dr. MacLachlan has been an invited speaker on nucleic acid delivery at the National Institutes of Health, the National Cancer Institute, numerous academic institutions and most major scientific meetings dealing with molecular therapy. He is a member of the New York Academy of Sciences, the Oligonucleotide Therapeutics Society and the American Society of Gene Therapy and serves on the Editorial Board of the journals Molecular Therapy and Oligonucleotides.

Peter Lutwyche, Ph.D., Senior Vice President, Pharmaceutical Development. Dr. Lutwyche has served as our Senior Vice President, Pharmaceutical Development since May 2008, when Dr. Lutwyche joined Tekmira in connection with the completion of the business combination between Tekmira and Protiva. Dr. Lutwyche joined Protiva in February 2008. His responsibilities at Tekmira include manufacturing, process development and quality control for all Tekmira product candidates as well as supporting Tekmira’s collaborative partners as they advance products that utilize Tekmira’s technology. Dr. Lutwyche joined Protiva from QLT Inc., where he was employed for ten years, most recently as Director,

Pharmaceutical Development. During his tenure at QLT, Dr. Lutwyche contributed to the development and commercialization of Visudyne as well as leading manufacturing and chemistry efforts for numerous preclinical and clinical stage products. Prior to QLT, he was a research scientist at Inex Pharmaceuticals Corporation working with lipid-based formulations of nucleic acids and antibiotics. Dr. Lutwyche holds a Ph.D. in Chemistry from the University of British Columbia.

Paul Brennan, M.Sc., Senior Vice President, Business Development. Mr. Brennan has served as our Senior Vice President, Business Development since September 2010. Mr. Brennan has over 20 years of experience working for pharmaceutical and biotechnology companies in general management, business development, marketing and regulatory affairs. Prior to joining Tekmira, Mr. Brennan was a principal at Pacific BioPartners, a consulting company focused on supporting biotechnology companies with general management and business development expertise. Prior to that he served as CEO of Altair Therapeutics, an emerging biopharmaceutical company based in San Diego, which focused on developing inhaled oligonucleotides for respiratory diseases. Prior to Altair, Mr. Brennan was Senior Vice President, Business Development at Aspreva Pharmaceuticals and was involved in the sale of Aspreva to Vifor Pharma for $915 million. Prior to Aspreva, Mr. Brennan was at AnorMED where he held a number of roles including Acting President during which time he was involved in the sale of AnorMED to Genzyme for $580 million. Mr. Brennan has also held senior positions in business development and regulatory affairs at AstraZeneca, where he worked in Sweden, the United Kingdom and Canada. Mr. Brennan has a MSc and BSc from Queen’s University in Kingston, Ontario.

R. Hector MacKay-Dunn, Q.C., Corporate Secretary. Mr. MacKay-Dunn has served as our Corporate Secretary since May 2010. Mr. MacKay-Dunn is a Senior Partner at Farris, Vaughan, Wills & Murphy LLP. Mr. MacKay-Dunn advises and has served as a director and corporate secretary of private and public growth companies in a broad range of industries on domestic and cross-border private and public securities offerings, mergers and acquisitions, tender offers, and international partnering transactions. Mr. MacKay-Dunn was appointed Queen’s Counsel in 2003. Mr. MacKay-Dunn is the immediate past Chair of the British Columbia Innovation Council, the Province’s lead agency with the mandate to advance ideas into investment-ready companies in the areas of science and technology, a director of British Columbia Leading Edge Endowment Fund, British Columbia’s CDN $60 million program to attract top researchers to B.C.’s universities and LifeSciences BC and a former director of Genome British Columbia. Mr. Mackay-Dunn holds a B.A. and LL.B. from the University of British Columbia.

6B.	Compensation

The following disclosure sets out the compensation for our Named Executive Officers and directors for the financial year ended December 31, 2010. For the purposes herein, our Named Executive Officers includes our Chief Executive Officer, Chief Financial Officer, Chief Scientific Officer, Vice President of Pharmaceutical Development and Vice President of Strategic Planning and Business Development, as indicated in the “Summary Compensation Table” below.

Compensation Discussion and Analysis

Principles, Components and Policies

The Executive Compensation and Human Resources Committee, or the Compensation Committee, is responsible for recommending the compensation of our executive officers to the Board of Directors. In establishing compensation levels for executive officers, the Compensation Committee seeks to accomplish the following goals:

•

to recruit and subsequently retain highly qualified executive officers by offering overall compensation which is competitive with that offered for comparable positions in other biotechnology companies;

•	to motivate executives to achieve important corporate performance objectives and reward them when such objectives are met; and

•	to align the interests of executive officers with the long-term interests of shareholders through participation in our share option plan, which we refer to as our Share Option Plan.

Currently, our executive compensation package consists of the following components: base salary, discretionary annual incentive cash bonuses, long-term incentives in the form of share options and health and retirement benefits generally available to all of our employees. We have not granted any share appreciation rights to its directors and officers. We have established the above components for its executive compensation package because it believes a competitive base salary and opportunity for annual cash bonuses are required to retain key executives and participation in the Share Option Plan enables our executive officers to participate in our long term success and aligns their interests with those of the shareholders. Additional details on the compensation package for Named Executive Officers are described in the following sections.

Base Salary

The Named Executive Officers are paid a salary in order to ensure that the compensation package offered by us is in line with that offered by other comparable companies in the biotechnology industry, and as an immediate means of rewarding the Named Executive Officer for efforts expended on our behalf. In the third quarter of 2010, LaneCaputo Compensation Inc. was engaged to review Executive and Director Compensation. LaneCaputo used the following companies to benchmark compensation: AEterna Zentaris Inc., AVI Biopharma, Inc., Celldex Therapeutics, Inc., Cleveland BioLabs Inc., Curis, Inc.,

Idera Pharmaceuticals, Inc., Inhibitex, Inc., Inovio Pharmaceuticals, Inc., Neuralstem, Inc., NovaBay Pharmaceuticals, Inc., OncoGenex Pharmaceuticals, Inc., Peregrine Pharmaceuticals Inc., Rexahn Pharmaceuticals, Inc., Sangamo BioSciences, Inc., Transition Therapeutics Inc. and YM BioSciences Inc. Base salaries for Named Executive Officers are evaluated against the responsibilities inherent in the position held and the individual’s experience and past performance. Base salaries for Dr. Murray, Mr. Mortimer, Dr. MacLachlan and Dr. Lutwyche were established as part of the business combination negotiations completed in May 2008 and no formal compensation survey was completed in 2008.

Effective January 1, 2009 the base salary of Dr. Murray was increased by 6% to $345,000 and Dr. Lutwyche’s salary was increased 11% to $205,000. Mr. Mortimer’s and Dr. MacLachlan’s base salaries remained unchanged at $285,000.

Effective January 1, 2010 the base salary of Dr. MacLachlan was increased to $295,000. Dr. Lutwyche’s salary was increased 5% to $215,000 on January 1, 2010 and by a further 5% to $225,000 in May 2010 when he was promoted to Senior Vice President of Pharmaceutical Development. Dr. Murray’s and Mr. Mortimer’s salaries remained unchanged in 2010. Mr. Brennan commenced employment with Tekmira as Senior Vice President of Business Development in September 2010 with a base salary of $230,000 per year. Tekmira engaged a third party firm to evaluate Tekmira’s Named Executive Officer compensation, including base salaries, in the third quarter of 2010. Based on the recommendations of the third party firm, no changes were made to the base salaries of the Named Executive Officers except for Dr. Murray whose salary became US$350,000 effective January 1, 2011.

Annual Incentive Cash Bonuses

The Board of Directors approve annual corporate objectives, which are used by the Compensation Committee for the purpose of determining recommendations to the Board of Directors on annual cash incentive bonuses, giving due consideration to our stage of development. The Compensation Committee meets regularly with our Chief Executive Officer to discuss corporate objectives. Determinations regarding individual achievement for purposes of cash bonuses are made solely at the discretion of the Board of Directors. We paid no cash bonuses to Named Executive Officers in fiscal 2008, in order to conserve our cash resources given the market conditions at that time and taking into consideration the total compensation of the Named Executive Officers.

Starting in 2009, we changed our policy of reviewing performance and paying bonuses only at year end to a policy of paying bonuses if and when we achieve major corporate objectives as determined by the Compensation Committee and Board of Directors. Cash bonus payments remain at the full discretion of the Board of Directors. Our objectives for 2009, as established by the Board of Directors included, filing an Investigational New Drug (IND) application for TKM-ApoB; advancing TKM-PLK1 toward clinical development; selecting a third product candidate; supporting our pharmaceutical partners by providing research, development and manufacturing services; and, maintaining a strong cash position. For 2009, Dr. Murray, Mr. Mortimer and Dr. MacLachlan were eligible to earn cash bonuses of up to a maximum of 50% of their respective base salaries based on the Board of Directors determination of achievement of corporate goals. For 2009, Dr. Lutwyche was eligible to earn a cash bonus up to a maximum of 35% of his base salary based on the Board of Directors determination of achievement of corporate goals. The Compensation Committee recommended, and the Board of Directors approved, the payment of 60% of the maximum cash bonus for 2009 in May 2009 following the completion of two major corporate objectives: filing an IND application for TKM-ApoB and signing a product development agreement with Roche. The recommendation of our Compensation Committee, and the determination of our Board of Directors, to pay 60% of the maximum cash bonus was based on the significance of the combined achievement of these corporate objectives relative to the remaining corporate objectives described above and a recognition of the collective efforts of our Named Executive Officers in achieving them, but was not derived based on any quantitative weighting of the corporate performance goals or other formulaic process. There were no further bonuses paid or payable with respect to 2009.

Maximum percentage bonus potential for Drs. Murray, MacLachlan and Lutwyche and Mr. Mortimer for 2010 was the same as for 2009. Mr. Brennan, who joined Tekmira in September 2010, was eligible to earn a cash bonus up to a maximum of 35% of his base salary in 2010. Our objectives for 2010, as established by the Board of Directors included, initiating a Phase 1-2 clinical trial for TKM-ApoB; advancing TKM-PLK1 into a Phase 1 human clinical trial; selecting a third product candidate; supporting our pharmaceutical partners by providing research, development and manufacturing services; and, maintaining a strong cash position. The Compensation Committee recommended, and the Board of Directors approved, the payment of 50% of the maximum cash bonus for 2010 in August 2010 following the award of a contract with the U.S. Government to further develop TKM-Ebola. The bonus payment was based on the significance of this new contract combined with progress on some of our other corporate objectives relative to the remaining corporate objectives described above. The bonus is not based on any quantitative weighting of the corporate performance goals or other formulaic process. There were no further bonuses paid or payable to the Named Executive Officers with respect to 2010.

Long-Term Incentives—Share Options

Share options are granted to reward individuals for current performance, expected future performance and to align the long term interest of Named Executive Officers with shareholders. Share options are generally granted in December of each year as part of the annual compensation review. The number of share options granted to Named Executive Officers is based on performance during the current year and expectations of our future needs. Mr. Mortimer was granted 6,000 options on

April 1, 2008. These options were the 2007 end of year annual options that could not be granted until Tekmira’s share trading black-out was lifted following the announcement of the business combination with Protiva. Mr. Mortimer was also awarded 8,000 options on April 1, 2008 in recognition of his long-standing service to us. Following the announcement of the business combination of Tekmira and Protiva, additional options were granted to Dr. Murray, Mr. Mortimer and Dr. MacLachlan. Mr. Mortimer was granted a further 70,000 options on April 1, 2008 concurrent with the announcement of the business combination and Drs. Murray and MacLachlan were each granted 30,000 options on August 31, 2008 upon signing new employment agreements. These share option grants were determined and approved by all independent Directors based on the need to retain key Named Executive Officers to lead the new organization after the business combination of Tekmira and Protiva. In December 2008, based on corporate and individual performance and our needs for the upcoming fiscal year, Dr. Murray was granted 25,000 options, Dr. MacLachlan 16,000 options, Mr. Mortimer 11,000 options and Dr. Lutwyche 18,000 options.

We were in a share trading black-out at the end of 2009 so we were not able to grant share options at that time. In January 2010, once the share trading black-out had been lifted, we granted 25,000 options to Dr. Murray and 16,000 options to each of Mr. Mortimer, Dr. MacLachlan and Dr. Lutwyche. These share option grants were recommended by the Compensation Committee and approved by independent Directors based on corporate and individual performance and our needs for fiscal 2010.

Mr. Brennan was granted 20,000 new hire options in September 2010. Tekmira staff were granted options in December 2010, as is our usual practice. The Named Executive Officers and Board members were not, however, granted any options at that time as the Company wishes to maintain a balance of ungranted options for use in future periods.

Share option grants are not based on pre-determined performance goals, either personal or corporate. Awards reflect the qualitative judgment of the Board of Directors as to whether a grant should be awarded for retention or incentive purposes and if so what the size and timing of such awards should be as well as taking into consideration the third party compensation survey completed for us in the third quarter of 2010.

Equity Compensation Plans

The only ongoing equity compensation plan which the Company has in place is the Share Option Plan. This plan was approved by shareholders of Tekmira’s predecessor corporation in January 1996, adopted by the Board in April 2007 on the transfer of the business of that predecessor corporation to Tekmira, and last amended on May 12, 2009.

The Share Option Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Share Option Plan is administered by the directors of the Company. The Share Option Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. Shareholders have approved the issuance of a maximum of 1,369,255 common shares of Tekmira under the Share Option Plan which represents approximately 13.2% of the Company’s issued and outstanding common shares at April 30, 2011.

Since January 1996, the equivalent of 91,854 common shares of Tekmira have been issued pursuant to the exercise of options granted under the Share Option Plan (which represents approximately 0.9% of the Company’s issued and outstanding common shares), and as of April 30, 2011, there were 1,080,611 common shares of Tekmira subject to options outstanding under the Share Option Plan (which represents approximately 10.4% of the Company’s current issued and outstanding common shares). The number of common shares of Tekmira remaining available for future grants of options as at April 30, 2011 was 196,790 (which represents approximately 1.9% of the Company’s current issued and outstanding common shares).

The following table sets out Share Option Plan information as at the end of the financial year ended December 31, 2010.

Equity compensation plans approved by securityholders	Number of securities to be issued upon exercise of outstanding options (“Column A Securities”)	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding Column A Securities)
Share Option Plan	1,083,436	$7.95	193,965

In addition to the Share Option Plan, we have obligations to issue common shares on the exercise of options issued by Protiva before its acquisition by Tekmira. The issue of these shares was approved by shareholders when they authorized the acquisition of Protiva. We reserved 350,457 common shares for issue on the exercise of Protiva share options, or Protiva Reserved Shares. These shares are reserved for the issue to those shareholders who did not exercise their Protiva share options and exchange the shares of Protiva issuable on exercise for common shares of Tekmira on the closing of the business combination with Protiva. By agreement with these option holders, on the exercise of their Protiva stock options they will be issued our common shares. The Protiva Reserved Shares equal the same number of Tekmira common shares they would have received if the Protiva option holder had exercised their options and transferred the shares to Tekmira or approximately 0.675 Tekmira shares for each Protiva option. The Protiva Reserved Shares are not part of the Share Option Plan. The Protiva share options all have a $0.30 exercise price and expire on dates ranging from August 30, 2011 to March 1, 2018. As of April 30, 2011, 5,636 Protiva share options had been exercised and converted into 3,805 shares of Tekmira.

Terms of the Share Option Plan

The Share Option Plan provides that the Board of Directors may, from time to time, grant options to acquire all or part of the shares subject to the Share Option Plan to any person who is an employee or director of the Company or any of its subsidiaries, or any other person or company engaged to provide ongoing management, financial and scientific consulting or like services for the Company or any of its subsidiaries. The exercise price of options granted under the Share Option Plan will be determined by the directors, but will be at least equal to the closing trading price for the common shares of Tekmira on the day before the grant date. The term of option granted may not exceed 10 years from the date of grant of the option.

Tekmira options may not be exercised after an optionee ceases to be an eligible recipient under the Share Option Plan, except as follows:

•

in the case of death, all unvested options of the optionee will be deemed to have become fully vested immediately before death, and the personal representatives of the optionee will be entitled to exercise the options at any time by the earlier of (a) the expiry date, and (b) the first anniversary of the date of death;

•

in the case of retirement, all unvested options of the optionee will be deemed to have become fully vested immediately before retirement, and the options will be exercisable by the earlier of (a) the expiry date, or (b) the first anniversary of the date of retirement;

•

in the case of an optionee becoming unable to work due to illness, injury or disability, all option rights will vest, and the options will be exercisable, on the same terms as if the optionee had continued to be an eligible recipient under the Share Option Plan; and

•

in the case of an optionee resigning his office, or terminating his employment or service, or being dismissed without cause, the option rights that have accrued to such optionee up to the time of termination will be exercisable within the 30 days after the date of termination.

In the case of an optionee being dismissed from office, employment or service for cause, all option rights that had accrued to the optionee to the date of termination will immediately terminate.

Any option granted is also subject to certain vesting provisions, typically over three years for employees and immediate vesting for directors. Except in the case of the death of an optionee, an option may be exercisable only by the optionee to whom it is granted and may not be assigned. The Share Option Plan does not provide for any financial assistance to Plan members in exercising their options.

As specifically provided for in the Share Option Plan, the number of common shares of Tekmira that, under all share compensation arrangements:

•	may be reserved for issuance to all insiders, may not exceed 10% of the common shares of Tekmira outstanding on a non-diluted basis (the “Outstanding Issue”) at that time;

•	may be issued to all insiders within a one-year period may not exceed 10% of the Outstanding Issue at that time;

•	to any one insider and his or her associates, within a one-year period, may not exceed 5% of the Outstanding Issue at that time; and

•	may be reserved for issuance to non-employee directors, may not exceed 2% of the Outstanding Issue at that time (the “Non-Employee Director Cap”).

The Board reserves the right, in its absolute discretion, to at any time amend, modify or terminate the Share Option Plan. Any amendment to any provision of the Share Option Plan will be subject to any necessary approvals by shareholders and any stock exchange or regulatory body having jurisdiction over the securities of the Company.

Shareholder approval is required for any amendment or modification to the Share Option Plan that does any of the following:

•	increases the number of common shares of Tekmira reserved for issuance under the Share Option Plan;

•

reduces the exercise price of an option except for the purpose of maintaining option value in connection with a subdivision or consolidation of, or payment of a dividend payable in, common shares of Tekmira or a reorganization, reclassification or other change or event affecting the common shares of Tekmira (for this purpose, cancellation or termination of an option of a Share Option Plan participant prior to its expiry date for the purpose of reissuing options to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an option);

•	extends the term of an option beyond the expiry date or allow for the expiry date to be greater than 10 years (except where an expiry date would have fallen within a blackout period of the Company);

•	permits options to be assigned or exercised by persons other than the optionholder except for normal estate planning or estate settlement purposes;

•	permits equity compensation, other than Tekmira options, to be made under the Share Option Plan; or

•	changes to the Non-Employee Director Cap from a maximum of 2% of the Outstanding Issue at that time.

Except for the above noted matters, the Board retains the power to approve all other changes to the Share Option Plan without shareholder approval. Such amendments may include the following:

•

amendments to the terms and conditions of this Plan necessary to ensure that the Share Option Plan complies with the applicable regulatory requirements, including without limitation the rules of the Toronto Stock Exchange or any national securities exchange or system on which the common shares of Tekmira are then listed or reported, or by any regulatory body having jurisdiction with respect thereto;

•	making adjustments to outstanding options in the event of certain corporate transactions;

•

the addition of a cashless exercise feature, payable in cash or securities, whether or not such feature provides for a full deduction of the number of underlying securities from the number of common shares of Tekmira reserved for issuance under the Share Option Plan;

•	a change to the termination provisions of a security or the Share Option Plan which does not entail an extension beyond the original expiry date;

•	amendments to the provisions of the Share Option Plan respecting administration of the Share Option Plan and eligibility for participation under the Share Option Plan;

•

amendments to the provisions of the Share Option Plan respecting the terms and conditions on which options may be granted pursuant to the Share Option Plan, including the provisions relating to the exercise price, option period, and vesting schedule; and

•	amendments to the Share Option Plan that are of a “housekeeping nature”.

Summary Compensation Table

The following table sets out the compensation paid, payable or otherwise provided to the Company’s Named Executive Officers during the Company’s three most recently completed financial years ending on December 31. All amounts are expressed in Canadian dollars unless otherwise noted.

Name and principal position	Year	Salary ($)	Option-based awards(1) ($)	Annual incentive cash bonuses (2) ($)	All other compensation (3) ($)	Total compensation ($)

Dr. Mark J. Murray(4) President and Chief Executive Officer	2010 2009 2008	345,000 345,000 189,583	88,453 — 168,646	86,250 103,500 —	55,584 90,237 14,727	575,287 538,737 372,956

Ian C. Mortimer Executive Vice President, Finance and Chief Financial Officer	2010 2009 2008	285,000 285,000 260,313	56,610 — 448,391	71,250 85,500 —	— 133,550 7,909	412,860 504,050 716,613

Dr. Ian MacLachlan(5) Executive Vice President and Chief Scientific Officer	2010 2009 2008	295,000 285,000 166,250	56,610 — 153,867	73,750 85,500 —	2,965 8,550 7,520	428,325 379,050 327,637

Dr. Peter Lutwyche(6) Senior Vice President of Pharmaceutical Development	2010 2009 2008	221,327 205,000 107,917	56,610 — 29,599	39,375 43,050 —	— 6,150 4,963	317,312 254,200 142,479

Paul A. Brennan(7) Senior Vice President of Business Development	2010 2009 2008	73,128 — —	151,517 — —	— — —	— — —	224,645 — —

Notes:

(1)	The fair value of each option is estimated as at the date of grant using the most widely accepted option pricing model, Black-Scholes. The weighted average option pricing assumptions and the resultant fair values for options awarded in 2008 are as follows: expected average option term of eight years; a zero dividend yield; a weighted average expected volatility of 117.4%; and, a weighted average risk-free interest rate of 2.95%. No option-based awards were issued to the Named Executive Officers during the year ended December 31, 2009. The weighted average option pricing assumptions and the resultant fair values for options awarded in 2010 are as follows: expected average option term of eight years; a zero dividend yield; a weighted average expected volatility of 120.3%; and, a weighted average risk-free interest rate of 2.67%.
(2)	No bonuses were awarded to the Named Executive Officers in 2008. The Executive Compensation and Human Resources Committee approved the payment of 60% of the available executive bonus pool during 2009. The Executive Compensation and Human Resources Committee approved the payment of 50% of the available executive bonus pool during 2010.

(3)	All other compensation in 2008 and 2009 includes Registered Retirement Savings Plan, or RRSP, or equivalent matching payments of the lower of 3% of salary and 50% of the maximum annual contribution allowed by the Canada Revenue Agency. In 2008 and 2009 all of our full-time employees and executives were eligible for RRSP or equivalent matching payments. In 2010 RRSP match payments were suspended indefinitely to conserve cash. In 2009 Dr. Murray also received a tax gross-up payment of $46,425 in respect of his earnings prior to the business combination with Protiva. Under Dr. Murray’s previous employment agreement, which was replaced effective May 30, 2008 following the business combination with Protiva, he was eligible for a tax gross-up payment which ensures that he is no worse off as a result of paying taxes on his earnings from us in Canada as compared to if he had worked and paid taxes only in the United States. The payment was calculated and paid in 2009 once Dr. Murray had filed his 2008 U.S. and Canadian tax returns. Dr. Murray’s employment agreement with Tekmira, effective May 30, 2008, does not include a tax gross-up clause. Dr. Murrary’s other compensation also includes reimbursement of personal tax filing service fees up to a maximum of $10,000 per year as per his contract. Dr. Murray’s and Dr. MacLachlan’s other compensation also includes amounts claimed under their contractual entitlement to reimbursement of any health expenses incurred, including their families’ health expenses, that are not covered by insurance. On May 31, 2009, a year and a day after the business combination with Protiva, Mr. Mortimer received a one time retention bonus of $125,000.
(4)	Dr. Murray entered into an employment agreement with Tekmira after completion of the business combination with Protiva effective May 30, 2008. Under this agreement, Dr. Murray earned a salary of $189,583 in 2008 which is a salary of $325,000 on an annualized basis. Effective January 1, 2009 Dr. Murray’s annual salary was increased to $345,000. Dr. Murray’s compensation is earned in Canadian dollars but is converted to U.S. dollars before payment using the Bank of Canada’s exchange rate as at the end of the month prior to the month of payment.
(5)	Dr. MacLachlan entered into an employment agreement with Tekmira after completion of the business combination with Protiva effective May 30, 2008. Under this agreement, Dr. MacLachlan earned a salary in 2008 of $166,250 which is a salary of $285,000 on an annualized basis. Dr. MacLachlan salary was increased to $295,000 on January 1, 2010.
(6)	In 2008 Dr. Lutwyche earned a salary of $107,917 which is a base salary of $185,000 on an annualized basis. Effective January 1, 2009, Dr. Lutwyche’s annual salary was increased to $205,000. Dr. Lutwyche’s annual salary was increased to $215,000 on January 1, 2010 and to $225,000 in May 2010.
(7)	Mr. Brennan commenced employment with in September 2010 with an annual salary of $230,000.

Option Based Awards

Share options are generally awarded to executive officers at commencement of employment and periodically thereafter after taking into consideration, among other things, the number of share options held by an executive officer. Options are generally granted to corporate executives in December of each year as part of the annual compensation review. Any special compensation other than cash bonuses is typically granted in the form of options. Options are granted at other times of the year to individuals commencing employment with us or in special circumstances. The exercise price for the options is the closing price of the Common Shares on the last trading day before the grant of the option.

Named Executive Officer Incentive Plan Awards—Outstanding Option-based Awards

The following table sets out all option-based awards and share-based awards outstanding as at December 31, 2010, for each Named Executive Officer:

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)
Dr. Mark Murray (2)	2,025	0.44	January 22, 2011	8,213
	81	0.44	January 22, 2011	329
	27	0.44	February 16, 2011	110
	72	0.44	April 30, 2011	292
	54	0.44	June 3, 2011	219
	270	0.44	July 16, 2011	1,095
	27	0.44	July 23, 2011	110
	14,973	0.44	August 30, 2011	60,726
	27	0.44	December 19, 2011	110
	81	0.44	January 22, 2012	329

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)
	27	0.44	June 8, 2012	110
	27	0.44	July 23, 2012	110
	8,193	0.44	July 29, 2012	33,228
	219,428	0.44	September 12, 2015	889,926
	27,007	0.44	March 1, 2018	109,532
	30,000	4.65	August 30, 2018	0
	25,000	1.80	December 8, 2018	67,500
	25,000	3.85	January 27, 2020	16,250

Ian C. Mortimer	3,000	7.00	December 14, 2014	0
	15,000	3.10	July 25, 2015	21,000
	10,000	5.40	March 28, 2016	0
	15,000	3.00	August 2, 2016	22,500
	10,000	6.50	August 6, 2017	0
	84,000	5.60	March 31, 2018	0
	11,000	1.80	December 8, 2018	29,700
	16,000	3.85	January 27, 2020	10,400

Dr. Ian MacLachlan	30,000	4.65	August 30, 2018	0
	16,000	1.80	December 8, 2018	43,200
	16,000	3.85	January 27, 2020	10,400

Dr. Peter Lutwyche	18,000	1.80	December 8, 2018	48,600
	16,000	3.85	January 27, 2020	10,400

Paul A. Brennan	20,000	8.20	September 6, 2020	0

Notes:

(1)	This amount is based on the difference between Tekmira’s year end TSX share price of $4.50 and the exercise price of the option.
(2)	Dr. Murray holds options to purchase 403,337 common shares of Protiva, a wholly-owned subsidiary of Tekmira, with an exercise price of $0.30. As part of the business combination between Tekmira and Protiva, Tekmira agreed to issue 272,319 common shares of Tekmira on the exercise of these stock options giving an effective cost per Tekmira stock option of $0.44. The shares reserved for issue on the exercise of the Protiva options are equal to the number of Tekmira common shares that would have been issued if the options had been exercised before the completion of the business combination and the shares issued on exercise of the options had then been exchanged for Tekmira common shares. See “Securities Authorized for Issuance Under Equity Compensation Plans – Additional Shares Subject to Issue”.

Named Executive Officer Incentive Plan Awards—Value Vested During the Year

The aggregate value of executive options vesting during the year ended December 31, 2010 measured at their date of vesting by comparing option exercise price to closing market price on that day was:

Name	Option-based awards – Value vested during the year ($)
Dr. Mark J. Murray	0
Ian C. Mortimer	0
Dr. Ian MacLachlan	0
Dr. Peter Lutwyche	0
Paul A. Brennan	0

Termination and Change of Control Benefits

The following table provides information concerning the value of payments and benefits following the termination of employment of the Named Executive Officers under various circumstances. Payments vary based on the reason for termination and the timing of a departure. The below amounts are calculated as if the Named Executive Officer’s employment had been terminated on December 31, 2010. Receipt of payments on termination is contingent on the Named Executive Officer delivering a release to Tekmira.

Payment Type	Dr. Mark J. Murray	Dr. Ian MacLachlan	Ian C. Mortimer	Dr. Peter Lutwyche	Paul A. Brennan
Involuntary Termination by Tekmira for cause or upon death
Cash payment	$0	$0	$0	$0	$0
Option values (1)	$1,157,659	$35,000	$68,375	$39,050	$0
Benefits (2)	$0	$0	$0	$0	$0
Involuntary Termination by Tekmira without cause or by Executive with good reason (3)
Cash payment	$1,035,000	$885,000	$855,000	$150,000	$115,000
Option values (4)	$1,184,121	$51,000	$81,000	$41,650	$0
Benefits (2)	$185,742	$22,630	$16,664	$5,483	$4,116

Notes:

(1)	This amount is based on the difference between Tekmira’s year end share price of $4.50 and the exercise price of the options that were vested as at December 31, 2010.
(2)	Ongoing benefit coverage has been estimated assuming that benefits will be payable for the full length of the severance period which would be the case if new employment was not taken up during the severance period. Benefits include extended health and dental coverage that is afforded to all of the Company’s full time employees. Dr. Murray’s benefits also include a $2,000,000 life insurance policy, the reimbursement of up to $10,000 per annum in professional fees related to the filing of his tax returns. Dr. Murray and Dr. MacLachlan’s benefits also include an estimate of the costs of reimbursement of health expenses incurred, including their families’ health expenses, that are not covered by insurance.
(3)	Paid in circumstances of the Named Executive Officer departing for “good reason”, which includes an adverse change in the Named Executive Officer’s duties or responsibilities or a reduction in compensation and benefits.
(4)	This amount is based on the difference between Tekmira’s year end share price of $4.50 and the exercise price of the options that were vested as at December 31, 2010 and options that would vest during the severance period.

Long-Term Incentive Plan Awards for Named Executive Officer

We do not have any long-term incentives for our Named Executive Officers other than stock options.

Pension, Retirement or Similar Benefits for Named Executive Officer

We do not have any amounts set aside or accrued to provide for pension, retirement or similar benefits for our Named Executive Officers.

Director Compensation

The Board of Directors, or the Board, has adopted formal policies for compensation of non-executive directors. In order to align the interests of directors with the long-term interests of shareholders, the directors have determined that the most appropriate form of payment for their services as directors is through participation in the Share Option Plan as well as an annual cash retainer and fees for meeting attendance. Directors who also serve as a member of our management team receive no additional consideration for acting as a director.

The Board has adopted a policy that non-executive directors are granted options upon appointment as a director and are eligible for annual grants thereafter. Following the business combination with Protiva, the Board reviewed its fee schedule and effective September 1, 2008, adopted the following fee schedule: an annual cash retainer of US$18,000 per annum (US$25,500 for the Chairman of the Board; an additional US$5,000 for the Chairman of the Audit Committee; an additional US$2,500 for members of the Audit Committee; and an additional US$2,500 for the Chairman of any other Board constituted committees) and meeting fees of US$500 to US$1,750. The fee schedule was adjusted to increase the annual retainer and lower per meeting fees in line with companies comparable to Tekmira which lowered the overall cash compensation on an annual basis.

Non-executive directors earned cash compensation of $294,786 in 2010 as annual retainer and meeting attendance fees. The Company also, reimburses directors for expenses they incur on behalf of the Company, including attending meetings of the Board.

The compensation provided to the directors, excluding Dr. Murray who is included in the Named Executive Officer disclosure above, for the Company’s most recently completed financial year of December 31, 2010 is:

Name	Fees earned ($)	Option- based awards (1) ($)	Total ($)

Daniel Kisner	38,908	35,381	74,289
Don Jewell	35,928	17,691	53,619
Frank Karbe (Audit Committee Chair)	34,980	17,691	52,671
Kenneth Galbraith	33,933	17,691	51,624
R. Ian Lennox	35,948	17,691	53,639
Michael J. Abrams	38,632	17,691	56,323
Arthur M. Bruskin	33,132	17,691	50,823
James W. Hudson	21,324	17,691	39,015
Gary E. Frashier	18,699	17,691	36,390
K. Michael Forrest	3,301	—	3,301

Notes:

(1)	The fair value of each option is estimated as at the date of grant using the most widely accepted option pricing model, Black-Scholes. The weighted average option pricing assumptions and the resultant fair values for options awarded in 2010 are as follows: expected average option term of eight years; a zero dividend yield; a weighted average expected volatility of 119.6%; and, a weighted average risk-free interest rate of 2.81%.

Director Incentive Plan Awards

Outstanding Option-based Awards and Share-based Awards

The following table sets out all option-based awards and share-based awards outstanding as at December 31, 2010, for each director serving for at least a portion of 2010.

	Option-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)
Daniel Kisner	10,000	3.85	January 27, 2020	6,500

Don Jewell	5,000	1.80	December 8, 2018	13,500
	5,000	3.85	January 27, 2020	3,250

Frank Karbe	5,000	3.85	January 27, 2020	3,250

Kenneth Galbraith	5,000	3.85	January 27, 2020	3,250

R. Ian Lennox	5,000	1.80	December 8, 2018	13,500
	5,000	3.85	January 27, 2020	3,250

Michael J. Abrams (2)	675	0.44	January 22, 2011	2,738
	675	0.44	January 22, 2012	2,738
	675	0.44	January 21, 2013	2,738
	675	0.44	January 21, 2014	2,738
	675	0.44	January 22, 2015	2,738
	17,044	0.44	September 12, 2015	69,125
	5,445	0.44	December 31, 2015	22,083
	675	0.44	April 3, 2017	2,738
	13,503	0.44	May 27, 2017	54,764
	5,000	1.80	December 8, 2018	13,500
	5,000	3.85	January 27, 2020	3,250

Arthur M. Bruskin	4,000	5.60	March 31, 2018	0
	5,000	1.80	December 8, 2018	13,500
	5,000	3.85	January 27, 2020	3,250

Option-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)
James W. Hudson (3)	1,500 2,500 5,000 5,000 9,000 5,000 5,000	7.00 5.40 3.00 6.50 5.60 1.80 3.85	December 14, 2014 March 28, 2016 August 2, 2016 August 6, 2017 March 31, 2018 December 8, 2018 January 27, 2020	0 0 7,500 0 0 13,500 3,250

Gary E. Frashier (3)	1,500 2,500 5,000 5,000 9,000 5,000 5,000	7.00 5.40 3.00 6.50 5.60 1.80 3.85	December 14, 2014 March 28, 2016 August 2, 2016 August 6, 2017 March 31, 2018 December 8, 2018 January 27, 2020	0 0 7,500 0 0 13,500 3,250

K. Michael Forrest (4)	1,500 2,500 5,000 5,000 12,000 5,000	7.00 5.40 3.00 6.80 5.60 1.80	December 14, 2014 March 28, 2016 August 2, 2016 August 6, 2017 March 31, 2018 December 8, 2018	0 0 7,500 0 0 13,500

Notes:

(1)	This amount is based on the difference between Tekmira’s year end share price of $4.50 and the exercise price of the option.
(2)	All of Dr. Abrams’s options with an exercise price of $0.44 were granted to Dr. Abrams as a Director of Protiva. The shares reserved for these options are equal to the number of Tekmira common shares that would have been received if the options had been exercised prior to the business combination and subsequently exchanged for Tekmira common shares such that Dr. Abrams will receive Temkira common share upon exercise of these options.
(3)	Messrs. Hudson and Frashier resigned as directors on June 23, 2010, the date of the last Annual General Meeting.
(4)	Mr. Forrest resigned as a director on January 28, 2010.

Director options are priced at the closing market price of the previous trading day and vest immediately upon granting. The Company typically grants options to directors at the time of their first appointment to the Board and then on an annual basis at the end of the fiscal year. The Company was in a share trading black-out at the end of 2009 so was not able to grant share options at the end of the fiscal year. In January 2010, once the share trading black-out had been lifted, the Company granted 5,000 share options to each of the directors except for the newly appointed Chairman, Dr. Daniel Kisner, who was granted 10,000 share options. The Named Executive Officers and Board members were not granted any options at the end of 2010 as the Company wishes to maintain a balance of ungranted options for use in future periods.

Benefits on Termination of Employment of Directors

We do not have any contractual obligations arising if it terminates a director. However, historical practice has been to waive the stock options plan’s post termination 30 day cancellation and extend stock options through to their original expiration date.

Long-Term Incentive Plan Awards for our Directors

We do not have any long-term incentives for our Directors other than stock options.

Pension, Retirement or Similar Benefit for our Directors

We do not have any amounts set aside or accrued to provide for pension, retirement or similar benefits for our Directors.

Directors’ and Officers’ Liability Insurance

We purchase annual insurance coverage for our directors’ and officers’ (executives’) liability.

6C.	Board Practices

Our Directors have served in their respective capacities since their election or appointment and will serve until our next annual general meeting or until a successor is duly elected and qualified, unless their office is earlier vacated in accordance with the Law of Canada and our articles of incorporation. Our executives serve at the discretion of the board. The following table sets information on our directors as of June 23, 2010, the date of our last Annual General Meeting:

Name	Director Since
Michael J. Abrams	May 30, 2008(1)
Arthur M. Bruskin, Ph.D.	May 1, 2008
Kenneth Galbraith	January 28, 2010
Donald G. Jewell	May 30, 2008(1)
Frank Karbe	January 28, 2010
Daniel Kisner	January 28, 2010
R. Ian Lennox	May 30, 2008(1)
Mark J. Murray Ph.D.	May 30, 2008(1)

(1)	Messrs. Abrams, Jewell, Lennox and Murray were directors of Protiva before it was acquired by Tekmira on May 30, 2008.

Benefits on Termination of Employment of Directors

We do not have any contractual obligations arising if it terminates a director. However, historical practice has been to waive the stock options plan’s post termination 30 day cancellation and extend stock options through to their original expiration date.

Audit Committee

The members of our Audit Committee are Mr. Karbe, Mr. Jewell and Mr. Galbraith, each of whom is a non-employee member of our Board of Directors. Mr. Karbe chairs the Audit Committee. Our Board of Directors has determined that each of the members of the Audit Committe is financially literate and have financial expertise (as is currently defined under the applicable SEC rules). Our Board of Directors has determined that each member of our Audit Committee is an independent member of our Board of Directors under the current requirements of the NASDAQ and the rules and regulations of the SEC and Canadian provincial securities regulatory authorities.

Our Audit Committee is responsible for overseeing our financial reporting processes on behalf of our Board of Directors. Our auditor and independent registered public accounting firm reports directly to our Audit Committee. Specific responsibilities of our Audit Committee include:

•	overseeing the work of the auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company;

•

evaluating the performance, and assessing the qualifications, of our auditor and recommending to our Board of Directors the appointment of, and compensation for, our auditor for the purpose of preparing or issuing an auditor report or performing other audit, review or attest services;

•	subject to the appointment of our auditor in accordance with applicable corporate formalities, determining and approving the engagement of, and compensation to be paid to, our auditor;

•	determining and approving the engagement, prior to the commencement of such engagement, of, and compensation for, our auditor and to perform any proposed permissible non-audit services;

•

reviewing our financial statements and management’s discussion and analysis of financial condition and results of operations and recommending to our Board of Directors whether or not such financial statements and management’s discussion and analysis of financial condition and results of operations should be approved by our Board of Directors;

•	conferring with our auditor and with our management regarding the scope, adequacy and effectiveness of internal financial reporting controls in effect;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•

reviewing and discussing with our management and auditor, as appropriate, our guidelines and policies with respect to risk assessment and risk management, including our major financial risk exposures and investment and hedging policies and the steps taken by our management to monitor and control these exposures.

See “Directors and Officers – Audit Committee”, “Directors and Officers – Pre-Approval Policies and Procedures of Non-Audit Services” and “Directors and Officers – External Auditor Service Fees” in the Company’s Annual Information Form for the year ended December 31, 2010 (available at www.sedar.com) for more information concerning the Audit Committee and its members.

A copy of our Audit Committee’s charter is attached to our Annual Information Form for the year ended December 31, 2010 and is available at www.sedar.com.

Executive Compensation and Human Resources Committee

The members of our Executive Compensation and Human Resources Committee (the “Compensation Committee”) are Mr. Lennox, Dr. Abrams and Dr. Kisner. Mr. Lennox chairs the Compensation Committee. Our Board of Directors has determined that each member of our Compensation Committee is an independent member of our Board of Directors under the current requirements of the NASDAQ and as defined in the rules and regulations of the Canadian provincial securities regulatory authorities.

Specific responsibilities of our Compensation Committee include:

•

reviewing and making recommendations to our Board of Directors for our chief executive officer and other executive officers: annual base salary; annual incentive bonus, including the specific goals and amount; equity compensation; employment agreements, severance arrangements and change in control agreements/provisions; and any other benefits, compensations, compensation policies or arrangements;

•	reviewing and making recommendations to our Board of Directors regarding the Company’s overall compensation plans and structure, including incentive compensation and equity based plans;

•

reviewing and making recommendations to our Board of Directors regarding the compensation to be paid to our non-employee directors, including any retainer, committee and committee chair fees and/or equity compensation;

•	reviewing any report to be included in our periodic filings or proxy statement; and

•	acting as administrator of our equity compensation plans.

We engaged a third party firm, LaneCaputo Compensation Inc., to evaluate our Named Executive Officer compensation, including base salaries, in the third quarter of 2010.

A copy of our Compensation Committee’s charter is available on our website at www.tekmirapharm.com.

Corporate Governance and Nominating Committee

The members of our Corporate Governance and Nominating Committee are Mr. Galbraith, Dr. Bruskin and Dr. Kisner. Mr. Galbraith chairs the committee. Our Board of Directors has determined that each member of our Corporate Governance and Nominating Committee is an independent member of our Board of Directors under the current requirements of the NASDAQ and as defined in the rules and regulations of the Canadian provincial securities regulatory authorities.

Specific responsibilities of our Corporate Governance and Nominating Committee include:

•	establishing criteria for Board membership and identifying, evaluating, reviewing and recommending qualified candidates to serve on the Board;

•	evaluating, reviewing and considering the recommendation for nomination of incumbent directors for re-election to the Board;

•	periodically reviewing and assessing the performance of our Board, including Board committees;

•	developing and reviewing a set of corporate governance principles for Tekmira.

A copy of our Corporate Governance and Nominating Committee’s charter is available on our website at www.tekmirapharm.com.

Our Board of Directors is responsible for approving nominees for election as directors. However, as is described above, our Corporate Governance and Nominating Committee is responsible for reviewing, soliciting and recommending nominees to our Board of Directors.

In evaluating prospective nominees, our Corporate Governance and Nominating Committee looks for the following minimum qualifications: strong business acumen, extensive previous experience as an executive or director with successful companies, the highest standards of integrity and ethics, and a willingness and ability to make the necessary time commitment to diligently perform the duties of a director. Nominees are selected with a view to our best interests as a whole, rather than as representative of any particular stakeholder or category of stakeholders. Our Corporate Governance and Nominating Committee will also consider the skill sets of the incumbent directors when recruiting replacements to fill vacancies in our Board of Directors. Our Board of Directors prefers a mix of experience among its members to maintain a diversity of viewpoints and ensure that our Board of Directors can achieve its objectives. When a vacancy on our Board of Directors occurs, in searching for a new director, the Corporate Governance and Nominating Committee will identify particular areas of specialization which it considers beneficial, in addition to the general qualifications, having regard to the skill sets of the other members of our Board of Directors. Potential nominees and their respective references are interviewed extensively in person by the Corporate Governance and Nominating Committee before any nomination is endorsed by that committee. All nominations proposed by the Corporate Governance and Nominating Committee must receive the approval of our Board of Directors.

Science Committee

The members of our Science Committee are Dr. Bruskin, Dr. Abrams and Dr. Kisner. Dr. Bruskin chairs the Science Committee. Our Board of Directors has determined that each member of our Science Committee is an independent member of our Board of Directors under the current requirements of the NASDAQ and as defined in the rules and regulations of the Canadian provincial securities regulatory authorities.

Specific responsibilities of our Science Committee include:

•	review with management and report to the Board of Directors on the research programs of Tekmira and on relevant developments in the field of RNAi research; and

•	attend meetings of any external scientific advisory groups including the Scientific Advisory Board.

A copy of our Science Committee’s charter is available on our website at www.tekmirapharm.com.

6D.	Employees

The number of employees as at December 31 of each of the last three fiscal years is as follows:

	2010	2009	2008
Research and development	81	74	61
General and administrative	13	11	15

Total	94	85	76

Staff numbers increased significantly in 2008 as a result of the business combination with Protiva.

None of our employees are covered by collective bargaining agreements.

6E.	Share Ownership

The shareholdings and share options of our directors, secretary and executives as of April 30, 2011 are as follows:

Name and Position	Number of Common Shares	Percentage of Outstanding Common Shares Owned(1)	Number of Common Share Options	Percentage of Outstanding Common Shares Owned on a fully diluted basis(2)
Michael J. Abrams, Director	3,175	0.03%	49,367	0.44%
Arthur M. Bruskin, Ph.D., Director	400	0.00%	14,000	0.12%
Kenneth Galbraith, Director	15,240	0.15%	5,000	0.17%

Name and Position	Number of Common Shares	Percentage of Outstanding Common Shares Owned(1)	Number of Common Share Options	Percentage of Outstanding Common Shares Owned on a fully diluted basis(2)
Donald G. Jewell, Director	270,276	2.61%	10,000	2.34%
Frank Karbe, Director	—	—%	5,000	0.04%
Daniel Kisner, Director (Chairman)	—	—%	10,000	0.08%
R. Ian Lennox, Director	—	—%	10,000	0.08%
Mark J. Murray Ph.D., President, Chief Executive Officer and Director	16,633	0.16%	349,763	3.06%
Ian C. Mortimer, Executive Vice President, Finance and Chief Financial Officer	12,000	0.12%	164,000	1.47%
Ian MacLachlan, Ph.D., Executive Vice President and Chief Scientific Officer	161,534	1.56%	62,000	1.87%
Peter Lutwyche, Ph.D., Senior Vice President, Pharmaceutical Development	33,758	0.33%	34,000	0.57%
Paul Brennan, M.Sc., Senior Vice President, Business Development	5,000	0.05%	20,000	0.21%
R. Hector MacKay-Dunn, Q.C., Corporate Secretary	—	—%	—	—%

Total	518,017	5.01%	733,130	10.45%

(1)	Based on 10,341,934 common shares issued and outstanding as of April 30, 2011.
(2)	Based on 11,965,987 common shares on a fully diluted basis as of April 30, 2011.

Options

Details of the stock options held by our officers and directors are set forth below.

Executive Outstanding Option-based Awards

The following table sets out all option-based awards and share-based awards outstanding as of April 30, 2011, for each Named Executive Officer:

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date
Dr. Mark Murray (1)	14,973 27 81 27 27 8,193 219,428 27,007 30,000 25,000 25,000	0.44 0.44 0.44 0.44 0.44 0.44 0.44 0.44 4.65 1.80 3.85	August 30, 2011 December 19, 2011 January 22, 2012 June 8, 2012 July 23, 2012 July 29, 2012 September 12, 2015 March 1, 2018 August 30, 2018 December 8, 2018 January 27, 2020

Ian C. Mortimer	3,000 15,000 10,000 15,000 10,000 84,000 11,000 16,000	7.00 3.10 5.40 3.00 6.50 5.60 1.80 3.85	December 14, 2014 July 25, 2015 March 28, 2016 August 2, 2016 August 6, 2017 March 31, 2018 December 8, 2018 January 27, 2020

Dr. Ian MacLachlan	30,000 16,000 16,000	4.65 1.80 3.85	August 30, 2018 December 8, 2018 January 27, 2020

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date
Dr. Peter Lutwyche	18,000 16,000	1.80 3.85	December 8, 2018 January 27, 2020

Paul A. Brennan	20,000	8.20	September 6, 2020

Notes:

(1)	Dr. Murray holds options to purchase 399,551 common shares of Protiva, a wholly-owned subsidiary of Tekmira, with an exercise price of $0.30. As part of the business combination between Tekmira and Protiva, Tekmira agreed to issue 269,763 common shares of Tekmira on the exercise of these stock options giving an effective cost per Tekmira stock option of $0.44. The shares reserved for issue on the exercise of the Protiva options are equal to the number of Tekmira common shares that would have been issued if the options had been exercised before the completion of the business combination and the shares issued on exercise of the options had then been exchanged for Tekmira common shares. See “Securities Authorized for Issuance Under Equity Compensation Plans – Additional Shares Subject to Issue”.

Director Outstanding Option-based Awards

The following table sets out all option-based awards and share-based awards outstanding as of April 30, 2011, for each director:

Option-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date
Daniel Kisner	10,000	3.85	January 27, 2020

Don Jewell	5,000 5,000	1.80 3.85	December 8, 2018 January 27, 2020

Frank Karbe	5,000	3.85	January 27, 2020

Kenneth Galbraith	5,000	3.85	January 27, 2020

R. Ian Lennox	5,000 5,000	1.80 3.85	December 8, 2018 January 27, 2020

Michael J. Abrams (1)	675 675 675 675 17,044 5,445 675 13,503 5,000 5,000	0.44 0.44 0.44 0.44 0.44 0.44 0.44 0.44 1.80 3.85	January 22, 2012 January 21, 2013 January 21, 2014 January 22, 2015 September 12, 2015 December 31, 2015 April 3, 2017 May 27, 2017 December 8, 2018 January 27, 2020

Arthur M. Bruskin	4,000 5,000 5,000	5.60 1.80 3.85	March 31, 2018 December 8, 2018 January 27, 2020

James W. Hudson (2)	1,500 2,500 5,000 5,000 9,000 5,000 5,000	7.00 5.40 3.00 6.50 5.60 1.80 3.85	December 14, 2014 March 28, 2016 August 2, 2016 August 6, 2017 March 31, 2018 December 8, 2018 January 27, 2020

Gary E. Frashier (2)	1,500 2,500 5,000 5,000 9,000 5,000 5,000	7.00 5.40 3.00 6.50 5.60 1.80 3.85	December 14, 2014 March 28, 2016 August 2, 2016 August 6, 2017 March 31, 2018 December 8, 2018 January 27, 2020

Option-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date
K. Michael Forrest (3)	1,500 2,500 5,000 5,000 12,000 5,000	7.00 5.40 3.00 6.80 5.60 1.80	December 14, 2014 March 28, 2016 August 2, 2016 August 6, 2017 March 31, 2018 December 8, 2018

Notes:

(1)	All of Dr. Abrams’s options with an exercise price of $0.44 were granted to Dr. Abrams as a Director of Protiva. The shares reserved for these options are equal to the number of Tekmira common shares that would have been received if the options had been exercised prior to the business combination and subsequently exchanged for Tekmira common shares such that Dr. Abrams will receive Tekmira common share upon exercise of these options.
(2)	Messrs. Hudson and Frashier resigned as directors on June 23, 2010, the date of the last Annual General Meeting.
(3)	Mr. Forrest resigned as a director on January 28, 2010.

Director options are priced at the closing market price of the previous trading day and vest immediately upon granting. The Company typically grants options to directors at the time of their first appointment to the Board and then on an annual basis at the end of the fiscal year. The Company was in a share trading black-out at the end of 2009 so was not able to grant share options at the end of the fiscal year. In January 2010, once the share trading black-out had been lifted, the Company granted 5,000 share options to each of the directors except for the newly appointed Chairman, Dr. Daniel Kisner, who was granted 10,000 share options. The Named Executive Officers and Board members were not granted any options at the end of 2010 as the Company wishes to maintain a balance of ungranted options for use in future periods

ITEM 7	MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

7A.	Major Shareholders

Major Shareholders

We are a publicly-held corporation, with our shares held by residents of the United States, Canada and other countries. As a reporting issuer under the securities laws of the Provinces of Canada, only insiders (generally officers, directors and holders of 10% or more of our shares) are required to file reports disclosing their ownership of securities of Tekmira. Based on a review of publicly available information in Canada, as of April 30, 2011 no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of our common shares, except as follows:

Name and Municipality of Residence	Number of Common Shares Owned(1)	Percentage(2)
Growth Works Capital Ltd. & Affiliates., Vancouver, British Columbia	1,404,421	13.6%

Totals:	1,404,421	13.6%

(1)	For these purposes, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. Unless otherwise indicated, each shareholder listed has sole voting or dispositive power with respect to such common shares.
(2)	Based on 10,341,934 common shares issued and outstanding as of April 30, 2011.

Each of our common shares entitles the holder thereof to one vote.

Geographic Breakdown of Shareholders

As of April 14, 2011, our shareholder register indicates that our common shares are held as follows:

Location	Number of Shares	Percentage of Total Shares	Number of Registered Shareholders of Record
Canada	9,905,842	95.8%	97
United States	432,055	4.2%	8
Other	809	0.0%	21

Total	10,338,706	100%	126

Our securities are recorded in registered form on the books of our transfer agent, Canadian Stock Transfer Company Inc. (formerly CIBC Mellon Trust Company of Canada), located at 1600-1066 West Hastings Street, Vancouver, BC V6E 3X1. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). We do not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries.

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located.

Control

To the best of our knowledge, we are not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly. To the best of our knowledge, there are no arrangements currently in place which may at a subsequent date result in a change in control of Tekmira.

Insider Reports under the Securities Act (British Columbia)

Under the policies promulgated under the Securities Act (British Columbia), insiders (generally officers, directors and holders of 10% or more of our shares) are required to file insider reports of changes in their ownership within 5 days following a trade in our securities. Insider reports must be filed electronically within the deadline outlined above, and the public is able to access these reports at www.sedi.ca.

7B.	Related Party Transactions

No director or executive of Tekmira, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any proposed transaction, which in either such case has materially affected or will materially affect us or our predecessors since January 1, 2010.

7C.	Interests of Experts and Counsel

Not applicable.

ITEM 8	FINANCIAL INFORMATION

8A.	Consolidated Statements and Other Financial Information

Financial Statements

The financial statements required as part of this Annual Report are filed under Item 18 of this Annual Report.

Legal Proceedings

On March 16, 2011, we filed a complaint against Alnylam for misappropriation and misuse of trade secrets, know-how and other confidential information, unfair and deceptive trade practices, unjust enrichment, unfair competition and false advertising. The suit, filed in the Business Litigation Session of the Massachusetts Superior Court, alleges Alnylam exploited its confidential relationship with us as a collaborator to engage in inappropriate and harmful conduct concerning our proprietary LNP technology, resulting in damage to our intellectual property and business interests.

On April 6, 2011, Alnylam filed an answer to our complaint denying our claims and filed a counterclaim asserting breach of contract, defamation, breach of covenant not to sue and breach of patent prosecution and non-use provisions. Alnylam is seeking dismissal of our claim as well as damages and equitable relief.

On June 3, 2011, we filed an amended complaint against Alnylam. Our amended complaint adds new claims alleging breach of contract, breach of the implied covenant of good faith and fair dealing, tortious interference with contractual relationships, and civil conspiracy. The amended complaint also adds AlCana Technologies, Inc. (Alcana) as a defendant and asserts claims alleging misappropriation of trade secrets, tortious interference with contractual relations, unjust enrichment, unfair and deceptive acts and trade practices, and civil conspiracy against AlCana. We are seeking damages based on Alnylam’s conduct as alleged in the amended complaint including termination of Alnylam’s license to our technology.

Dividends

We have not paid any dividends on our common shares since incorporation and do not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at our board of directors’ discretion after taking into account many factors including our operating results, financial condition and current and anticipated cash needs.

8B.	Significant Changes

We have not experienced any significant changes since December 31, 2010.

ITEM 9	THE OFFER AND LISTING

Common Shares

On November 2, 2010 we completed a 5-to-1 consolidation of our Common Shares. Each 5 Common Shares were consolidated to represent 1 Common Share as of such date with fractional shares rounded down to the nearest whole share. Issued and outstanding stock options were consolidated on a 5-to-1 basis and exercise prices were adjusted to give effect to the consolidation. All Common Share, Common Share price, stock option, per share and exercise price data set forth in this prospectus have been adjusted to give retroactive effect to our 5-to-1 share consolidation. For the purpose of giving retroactive effect to the proposed Common Share Consolidation, we have rounded fractional shares to the nearest whole share and rounded fractional dollar information to the nearest whole number with fractions of 0.5 or greater rounded up and fractions less than 0.5 rounded down. Actual amounts may differ.

Our authorized share capital consists of an unlimited number of Common shares without par value, of which 10,338,703 were issued and outstanding as at February 28, 2011, and an unlimited number of Preferred shares without par value of which none were issued and outstanding as at February 28, 2011. In addition, we have outstanding certain incentive options to purchase Common shares as noted in Item 6.B. Compensation of this Annual Report.

9A.	Offer and Listing Details

Trading Markets

Our common shares are traded on the Toronto Stock Exchange in the Canada under the symbol “TKM”. The following table shows the progression in the high and low trading prices of our common shares on the Toronto Stock Exchange for the periods listed:

	High(1)	Low(1)
	(CDN$)	(CDN$)
Annual (fiscal year)
2010	9.75	3.45
2009	7.45	2.25
2008	7.25	1.40
2007	19.90	3.30
2006	7.20	1.30
2005	10.90	1.10

Quarterly
Fiscal 2010
Fourth Quarter	8.75	5.60
Third Quarter	9.75	5.95
Second Quarter	9.20	4.30
First Quarter	4.80	3.45
Fiscal 2009
Fourth Quarter	5.90	4.00
Third Quarter	6.00	4.50
Second Quarter	7.45	3.20
First Quarter	3.70	2.25
Fiscal 2008
Fourth Quarter	3.55	1.40
Third Quarter	5.30	3.30
Second Quarter	7.25	4.50
First Quarter	7.25	3.25

Monthly
May 2011	3.30	2.60
April 2011	3.25	2.56
March 2011	4.95	2.90
February 2011	6.15	4.80
January 2011	7.64	4.50
December 2010	5.26	4.39

(1)	Our common shares were consolidated on April 30, 2007, on a basis of two common shares for one new common share. On November 2, 2010 we completed a 5 -to- 1 consolidation of our Common Shares in order to meet requirements for trading on the NASDAQ Capital Market. Annual trading information in the table has been restated to reflect these share consolidations on a retroactive basis.

On November 15, 2010, our common shares began to trade on the NASDAQ Capital Market under the symbol “TKMR”. This listing is in addition to our listing on the Toronto Stock Exchange under the symbol “TKM”.

The following table sets forth the reported high and low prices in US dollars and the average volume of trading of our common shares on the NASDAQ for the months shown:

Month	High	Low
December, 2010	$6.25	$4.48

Month	High	Low
January, 2011	$7.94	$4.50
February, 2011	$6.26	$4.50
March 2011	$5.04	$2.94
April 2011	$3.25	$2.69
May 2011	$3.40	$2.69

9B.	Plan of Distribution

Not applicable.

9C.	Markets

Our common shares trade on Toronto Stock Exchange under the symbol “TKM” and, since November 15, 2010, on the NASDAQ Capital Market under the symbol “TKMR”.

9D.	Selling Shareholders

Not applicable.

9E.	Dilution

Not applicable.

9F.	Expenses of the Issue

Not applicable.

ITEM 10	ADDITIONAL INFORMATION

10A.	Share Capital

Not applicable.

10B.	Notice of Articles and Articles

The following is a summary of certain material provisions of our Notice of Articles and Articles and material provisions of the BCBCA that apply to us:

1.	Objects and Purposes

Our Notice of Articles and Articles do not specify objects or purposes. We are entitled under the BCBCA to carry on all lawful businesses which can be carried on by a natural person.

2.	Directors

Director and senior officer’s power to vote on a proposal, arrangement or contract in which the director or senior officer is interested.

Our Articles state that a director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with his or her duty or interest as a director or senior officer must disclose the nature and extent of the conflict in accordance with the provisions of the Act. A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposed to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

According to the BCBCA, a director or senior officer does not hold a disclosable interest in a contract or transaction merely because:

(i)	the contract or transaction is an arrangement by way of security granted by us for money loaned to, or obligations undertaken by, the director or senior officer, or a person in whom the director or senior officer has a material interest, for the benefit of us or an affiliate of ours;

(ii)	the contract or transaction relates to an indemnity or insurance of officers and directors under the Act;

(iii)	the contract or transaction relates to the remuneration of the director or senior officer in that person’s capacity as director, officer, employee or agent of the Company or an affiliate of ours;

(iv)	the contract or transaction relates to a loan to us, and the director or senior officer or a person in whom the director or senior officer has a material interest, is or is to be a guarantor of some or all of the loan; or

(v)	the contract or transaction has been or will be made with or for the benefit of a corporation that is affiliated with us and the director or senior officer is also a director or senior officer of that corporation or an affiliate of that corporation.

Directors’ power to vote compensation to themselves.

Our Articles provide that the directors are entitled to remuneration for acting as directors, if any, as the directors may determine from time to time.

Borrowing powers exercisable by the directors.

Under our Articles, our board may:

1.	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

2.	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;

3.	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

4.	mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Retirement and non-retirement of directors under an age limit requirement.

There are no such provisions applicable to us under our Articles or the BCBCA.

Number of shares required for a director’s qualification.

Directors need not own any of our shares in order to qualify as directors.

3.	Rights, Preferences and Restrictions Attaching to Each Class of Shares

Dividends

Dividends may be declared by our Board and paid to our shareholders according to their respective rights and interests in us. The BCBCA provides that dividends may not be declared or paid if there are reasonable grounds for believing that the Company is insolvent, or the payment of the dividend would render the Company insolvent.

Voting Rights

Each of our shares is entitled to one vote on matters to which common shares ordinarily vote including the annual election of directors, the appointment of auditors and the approval of corporate changes. Our directors are elected yearly to hold office until the close of the next annual meeting of shareholders. Where directors fail to be elected at any such meeting then the incumbent directors will continue in office until their successors are elected or they cease to hold office under the Act or our Articles. We do not permit cumulative voting rights.

Rights to Profits and Liquidation Rights

All of our common shares participate rateably in any of our net profit or loss and shares participate rateably in any of our available assets in the event of a winding up or other liquidation.

Redemption

We currently have no redeemable securities authorized or issued.

Sinking Fund Provisions

We have no sinking fund provisions or similar obligations.

Shares Fully Paid

All of our shares must, by applicable law, be issued as fully paid for cash, property or services. They are therefore non-assessable and not subject to further calls for payment.

Pre-emptive Rights

There is nothing in our Notice of Articles or Articles, or the BCBCA, which grants shareholders with any pre-emptive rights to participate in any equity or other securities offering. We have granted certain contractual pre-emptive rights described earlier in this Item under “Share Capital”.

With respect to the rights, preferences and restrictions attaching to our common shares, there are generally no significant differences between Canadian and United States law as the shareholders, or the applicable corporate statute, will determine the rights, preferences and restrictions attaching to each class of our shares.

4.	Special Rights and Restrictions to Shares

Subject to the Act, our Articles provide that we may, by ordinary resolution of our shareholders:

(a)	create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(b)	vary or delete any special rights or restrictions attached to those shares of any class or series of shares, whether or not any or all of those shares have been issued, and alter our Notice of Articles and Articles accordingly.

Generally, there are no significant differences between Canadian and United States law with respect to changing the rights of shareholders as most state corporation statutes require shareholder approval (usually a majority) for any such changes that affect the rights of shareholders.

5.	Meetings of Shareholders

Our Articles provide that we must hold our annual general meeting at least once in each calendar year and not more than 15 months from our last annual general meeting. Our Board also has the power to call special meetings. Our Articles provide that in addition to any location in British Columbia, any shareholder meeting may be held in a location outside British Columbia approved by a resolution of the directors. Shareholder meetings are governed by our Articles, but many important shareholder protections are also contained in provincial securities legislation and the BCBCA. Our Articles provide that we provide at least 21 days notice of a shareholder meeting. Our directors may fix in advance a date, which is no fewer than 21 days prior to the date of the meeting for the purpose of determining shareholders entitled to receive notice of and to attend and vote at a general meeting.

The provincial securities legislation and the BCBCA superimpose requirements that generally provide that shareholder meetings require notice in excess of 50 days prior to the date of the meeting, and that we make a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting materials (including proxies) can be sent via to our beneficial shareholders. The form and content of information circulars, proxies and like matters are governed by provincial securities legislation. This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions. We must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder’s determination.

Most state corporation statutes in the United States require a public company to hold an annual meeting for the election of directors and for the consideration of other appropriate matters. The state statutes also include general provisions relating to shareholder voting and meetings. Apart from the timing of when an annual meeting must be held and the percentage of shareholders required to call an annual meeting, or an extraordinary meeting, there are generally no material differences between Canadian and United States law respecting annual meetings and extraordinary meetings.

6.	Rights to Own Securities

There are no limitations under our Notice of Articles and Articles, or in the BCBCA that address the right of persons who are not citizens of Canada to hold or vote common shares. Certain provisions of the Investment Canada Act (Canada), or the Investment Act, may affect the ability of a non-resident to hold or vote our common shares.

The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire our common shares. It is general only, it is not a substitute for independent legal advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments.

The Investment Canada Act is legislation of general application which regulates investments in Canadian businesses by non-Canadians. The Act is enforced by Industry Canada, other than an acquisition of a cultural business which is enforced by the Department of Canadian Heritage. The Act requires that non-Canadians notify Investment Canada regarding the acquisition of Canadian businesses. In addition, certain investments are subject to review and may not be proceeded with until the responsible Minister has determined that the investment will be a net benefit to Canada.

Under the Act, investments are reviewable if the investor is directly acquiring assets of a Canadian business with a value of $5 million or more or indirectly acquiring assets of a Canadian business with a value of $50 million or more. This monetary threshold is increased for “WTO investors” (meaning investors that are controlled by persons who are residents of

WTO member countries). The current threshold for WTO investors is $299 million and is indexed to inflation. Under recent amendments to the Act, the review thresholds for WTO Investors will be increased in three stages from $600 million to $1 billion and be annually adjusted thereafter.

A party to a reviewable transaction must provide certain prescribed information to Investment Canada. The responsible Minister has 45 days from receipt of the information to complete the review and may elect to extend this period by an additional 30 days. A party to a non-reviewable transaction must provide notice of the transaction and certain prescribed information to Investment Canada which can be provided within 30 days after completion of a transaction.

The responsible Minister is required to assess a number of factors to determine if an investment will be a “net benefit to Canada”. These factors include economic activity in Canada, employment, exports, participation by Canadians in the business, productivity, technological development, national policies, competition in Canada and Canada’s ability to compete in world markets.

Certain transactions in relation to our common shares would be exempt from review from the Investment Act, including:

•	acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

•

acquisition or control of us in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

•

acquisition or control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through the ownership of voting interests, remains unchanged.

7.	Restrictions on Changes in Control, Mergers, Acquisitions or Corporate Restructuring of Us

We have not implemented any shareholders’ rights or other “poison pill” protections against possible take-overs and we do not have any agreements which are triggered by a take-over or other change of control. There are no provisions in our Articles triggered by or affected by a change in outstanding shares which gives rise to a change in control.

The BCBCA does not contain any provision that would have the effect of delaying, deferring or preventing a change of control of a company.

Generally, there are no significant differences between Canadian and United States law in this regard, as many state corporation statutes also do not contain such provisions and only empower a company’s board of directors to adopt such provisions.

8.	Ownership Threshold Requiring Public Disclosure

Neither our Notice of Articles or Articles require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to our shareholders. There are no requirements under Canadian corporate law to report ownership of shares but the provincial securities legislation currently requires insiders (generally officers, directors and holders of 10% of voting shares) to file insider reports of changes in their ownership within 10 days following a trade in our securities. As a result of recent changes to the policies promulgated under the Securities Act (British Columbia), insiders will be required to file insider reports of changes in their ownership within 5 days following a trade in our securities that occurs after October 31, 2010. Insider reports must be filed electronically within the deadlines outlined above, and the public is able to access these reports at www.sedi.ca. Shareholders acquiring 10% or more of the voting securities of a reporting issuer are required to file a publicly available “early warning report”, and update such report upon further acquisitions exceeding certain thresholds, up to 20% ownership, at which time such acquirer will generally be subject to Canadian takeover bid rules.

Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company that is subject to the reporting requirements of the Securities Exchange Act of 1934 to disclose, in its annual reports filed with the Securities and Exchange Commission those shareholders who own more than 5% of a corporation’s issued and outstanding shares.

9.	Differences in Law between the U.S. and Canada

Differences in the law between the United States and Canada, where applicable, have been explained above within each category.

10.	Changes in Our Capital

There are no conditions imposed by our Articles which are more stringent than those required by the BCBCA.

10C.	Material Contracts

The material contracts, other than contracts entered into in the ordinary course of business, which we entered into during the last two years are as follows:

•	The agreement with U.S. Government to develop TKM-Ebola described under Item 4.B. “Business Overview—Internal Product Development—TKM-Ebola”;

•	The Manufacturing Agreement with Alnylam described under Item 4.B. “Business Overview—Partnerships and Collaborations”;

•	The Product Development Agreement with Roche described under Item 4.B. “Business Overview—Partnerships and Collaborations”; and

•

The Amendment No. 1 to the Amended and Restated Agreement, between us (formerly Inex Pharmaceuticals Corporation) and Hana Biosciences, Inc. described under Item 4.B. “Business Overview—Partnerships and Collaborations.”

•

The Amendment No. 2 to the Amended and Restated Agreement, between us (formerly Inex Pharmaceuticals Corporation) and Hana Biosciences, Inc. described under Item 4.B. “Business Overview—Partnerships and Collaborations.”

10D.	Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of our common shares, other than withholding tax requirements. See Item 10.E. “Taxation.”

10E.	Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of our shares by a holder (in this summary, a U.S. holder), who, (a) for the purposes of the Income Tax Act (Canada), or the Tax Act, and at all relevant times, is not resident in Canada, deals at arm’s length with us, is not affiliated with us, holds our shares as capital property and does not use or hold and is not deemed to use or hold our shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980, or the Treaty, and at all relevant times, is a resident of the U.S. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other holder in special circumstances.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and our understanding of the current administrative practice of the Canada Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. The summary does not take into account Canadian provincial, U.S. federal (which follows further below), state or other foreign income tax law or practice. The tax consequences to any particular U.S. holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder’s particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. holder. All U.S. holders are advised to consult with their own tax advisors regarding their particular circumstances. The discussion below is qualified accordingly.

Dividends

Dividends paid or deemed to be paid to a U.S. holder by us will be subject to Canadian withholding tax. The Tax Act requires a 25% withholding unless reduced under a tax treaty. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. holder that is the beneficial owner of such dividends is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. holder is a corporation and beneficially owns at least 10% of our voting shares). We will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the U.S. holder’s account.

Disposition

For purposes of the following discussion, we have assumed that our shares will remain listed on the Toronto Stock Exchange. A U.S. holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of our shares in the open market unless the shares are “taxable Canadian property” to the holder thereof and the U.S. holder is not entitled to relief under the Treaty. Our shares will be taxable Canadian property to a U.S. holder (a) if, at any time during the 60 months preceding the disposition, the U.S. holder or persons with whom the U.S. holder did not deal at arm’s length alone or together owned 25% or more of our issued shares of any class or series, and more than 50% of the fair market value of the shares was derived directly or indirectly from any one or combination of (i) real or immovable property situated in Canada,

(ii) Canadian resource properties, (iii) timer resource properties, and (iv) options in respect of, or interests in, or for civil rights law rights in, property described in any of (i) to (iii), whether or not that property exists. Notwithstanding the foregoing, in other specific circumstances, including where shares were acquired for other securities in a tax-deferred transaction, our shares could be deemed to be taxable Canadian property.

If our shares constitute taxable Canadian property to the holder, the holder will (unless relieved under the Treaty) be subject to Canadian income tax on any gain. The taxpayer’s capital gain or loss from a disposition of the share is the amount, if any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base and reasonable expenses of disposition. One-half of the capital gain is included in income and one-half of the capital loss is deductible from capital gains realized in the same year. Unused capital losses may be carried back three taxation years or forward indefinitely and applied to reduce capital gains realized in those years.

A U.S. holder whose shares do constitute taxable Canadian property should consult with the holder’s own tax advisors regarding any possible relief (if any) from Canadian tax under the Treaty based on applicable circumstances at the relevant time. Such Treaty relief should not be anticipated under current circumstances.

United States Tax Consequences

United States Federal Income Tax Consequences

The following is a discussion of certain material United States federal income tax consequences, under current law, generally applicable to a U.S. holder (as described below) of our common shares. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. holder. In addition, this discussion does not cover any state, local or foreign tax consequences or estate and gift tax consequences. (See Item 10.E. “Taxation—Material Canadian Federal Income Tax Consequences for United States Residents” above). Accordingly, we urge holders and prospective holders of our common shares to consult their own tax advisors about the specific federal, state, local and foreign tax consequences to them of purchasing, owning and disposing of our common shares, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations, published Internal Revenue Service, or the IRS, rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. holders

As used herein, a U.S. holder means a beneficial owner of our common shares who is a citizen or individual resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an entity created or organized in or under the laws of the United States or of any political subdivision thereof which has elected to be treated as a corporation for United States federal income tax purposes (under Treasury Regulation Section 301.7701-3), an estate whose income is taxable in the United States irrespective of source or a trust that is either (a) subject to the primary supervision of a court within the United States and one or more a United States fiduciaries as described in Section 7701(a)(30) of the Code have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. A non-U.S. holder means a beneficial owner of common shares that is, for U.S. federal income tax purposes, a nonresident alien or a corporation, estate or trust that is not a U.S. holder. If a partnership or other passthrough entity is the holder of our common stock, the tax treatment of a partner in a partnership or an owner of the passthrough entity will depend upon the status of the partner or the owner and the activities of the partnership or the entity. If you are a partner in a partnership or an owner of a passthrough entity holding our common stock, you should consult a tax advisor.

This summary does not address the tax consequences to, and U.S. holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. holders who own our common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of our total outstanding stock. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Our Common Shares

In general, U.S. holders receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at Item 10.E. “Taxation—Foreign Tax Credit” below). To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property.

For taxable years beginning before January 1, 2011, a dividend paid by us generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) we are a qualified foreign corporation, (b) the U.S. holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on our common shares that have been held by such U.S. holder for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. There are currently no preferential tax rates for long-term capital gains for a U.S. holder which is a corporation. A qualified foreign corporation includes certain foreign corporations that are eligible for benefits of a comprehensive income tax treaty with the United States which the Secretary of the Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program. In addition, a foreign corporation not otherwise treated as a qualified foreign corporation is so treated with respect to any dividend it pays if the stock with respect to which it pays such dividend is readily tradable on an established securities market in the United States. However, we will not be treated as a qualified foreign corporation if we are a passive foreign investment company for the taxable year during which we pay a dividend or for the preceding taxable year. As discussed below, in 2008 and certain prior years we were classified for United States income tax purposes as a passive foreign investment company (See Item 10.E. “Taxation—Passive Foreign Investment Company,” below).

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. Dividends paid on our common shares generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. holder which is a corporation and which owns shares representing at least 10% of our voting power and value may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. holder owns shares representing at least 20% of our voting power and value) deduction of the United States source portion of dividends received from us (unless we qualify as a passive foreign investment company, as discussed below). We do not anticipate that we will earn any United States income, however, and therefore we do not anticipate that any U.S. holder will be eligible for the dividends received deduction.

Dividends paid on our common shares, if any, and the proceeds from a sale of our common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the U.S. backup withholding tax at the rate of 28% (which rate is scheduled to increase to 31% after 2010), unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. holder’s United States income tax liability that the U.S. holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” and “general income”. Dividends distributed by us will generally constitute “passive income”. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Our Common Shares

In general, U.S. holders will recognize gain or loss upon the sale, exchange or other disposition of our common shares (including a liquidation, dissolution or as a result of a non-pro rata redemption of Common Shares that qualified for treatment as a sale or exchange for United States federal income tax purposes) equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in our common shares. Preferential tax rates apply to long-term capital gains of U.S. holders which are individuals, estates or trusts. In general, gain or loss on the sale of our common shares will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. U.S. holders that are individuals may deduct capital losses to the extent of capital gains plus up to $3,000 ($1,500 for married individuals filing separate returns) and may carry forward capital losses indefinitely. For U.S. holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

Passive Foreign Investment Company

We believe we were classified for United States income tax purposes as a passive foreign investment company, or PFIC, for the fiscal year ended December 31, 2008, and for certain prior fiscal years. We do not believe we are classified as a PFIC for the fiscal year ended December 31, 2009. In addition, we do not expect to be classified as a PFIC for the fiscal year ending December 31, 2010 or other future fiscal years, although we cannot be certain of this at this time as we have not requested or received an opinion from our U.S. tax advisor as to whether this is true. Each of our U.S. holders is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. holder’s tax situation. Each of our U.S. holders who hold stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. holder. The following is a discussion of such alternative tax regimes applied to such U.S. holders of our stock. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a controlled foreign corporation, as discussed below, and a U.S. holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at Item 10.E. “Taxation—Controlled Foreign Corporation” below).

United States income tax law contains rules governing PFICs, which can have significant tax effects on U.S. holders of foreign corporations. These rules do not apply to non-U.S. holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average quarterly fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. For purposes of the above tests, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. For purposes of the second test: (a) any cash and cash invested in short-term, interest bearing, debt instruments, or bank deposits that are readily convertible into cash will generally count as producing passive income or held for the production of passive income, and (b) the total value of our assets is calculated based on our market capitalization.

A U.S. holder who elects to treat us as a qualified electing fund, or QEF, will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which we qualify as a PFIC on his pro rata share of our (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder’s taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed. This means you could have a tax liability for the earnings or gain without a corresponding receipt of cash. A U.S. holder’s tax basis in the common shares will be increased by any such amount that is included in income but not distributed. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in our common shares and will not be taxed again as a distribution to you.

The procedure a U.S. holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. holder’s holding period in which we are a PFIC. If the U.S. holder makes a QEF election in such first year, i.e., a “timely” QEF election, then the U.S. holder may make the QEF election by simply filing the appropriate documents at the time the U.S. holder files his tax return for such first year. If, however, we qualified as a PFIC in a prior year during the U.S. holder’s holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein) (i) any gain that he would otherwise recognize if the U.S. holder sold his stock on the qualification date or (ii) if we are a controlled foreign corporation, the U.S. holder’s pro rata share of our post-1986 earnings and profits as of the qualification date. The qualification date is the first day of our first tax year in which we qualified as a QEF with respect to such U.S. holder. For purposes of this discussion, a U.S. holder who makes (i) a timely QEF election or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an Electing U.S. holder. A U.S. holder who holds common shares at any time during a year in which we are a PFIC and who is not an Electing U.S. holder (including a U.S. holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a Non-Electing U.S. holder. An Electing U.S. holder (i) generally treats any gain realized on the disposition of his common shares as capital gain and (ii) may either avoid interest charges resulting from PFIC status altogether or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of our annual realized net capital gain and ordinary earnings subject, however, to an interest charge.

In order for a U.S. holder to make (or maintain) a valid QEF election, we must provide certain information regarding our net capital gains and ordinary earnings and permit our books and records to be examined to verify such information. We intend to make the necessary information available to U.S. holders to permit them to make (and maintain) QEF elections with respect to us. We urge each U.S. holder to consult a tax advisor regarding the availability of, and procedure for making, the QEF election.

A QEF election, once made with respect to us, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. holder and we cease to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which we do not qualify as a PFIC. Therefore, if we again qualify as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. holder will be subject to the rules described above for Electing U.S. holders in such tax year and any subsequent tax years in which we qualify as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. holder even after such U.S. holder disposes of all of his or its direct and indirect interest in our shares. Therefore, if such U.S. holder reacquires an interest in us, that U.S. holder will be subject to the rules described above for Electing U.S. holders for each tax year in which we qualify as a PFIC.

In the case of a Non-Electing U.S. holder, you would generally be subject to additional taxes and interest charges on (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of your common shares and (ii) certain “excess distributions,” as defined in Section 1291(b) of the Code, by us regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to dispose of your common shares.

To compute the tax on “excess distributions” or any gain, (a) the “excess distribution” or the gain would be allocated ratably to each day in your holding period of our common shares, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (d) an interest charge at the rate for underpayment of taxes for any period described under (c) above would be imposed with respect to any portion of the “excess distribution” or gain that is allocated to such period. A Non-Electing U.S. holder that is not a corporation must treat this interest charge as “personal interest” which is wholly non-deductible. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. holder.

If we are a PFIC for any taxable year during which a Non-Electing U.S. holder holds our common shares, then we will continue to be treated as a PFIC with respect to such common shares, even if we are no longer by definition a PFIC. A Non-Electing U.S. holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. holders) as if such common shares had been sold on the last day of the last taxable year for which we were a PFIC.

U.S. holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually, or a mark-to-market election. If such an election is made, such U.S. holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to our common shares. A U.S. holder who makes the mark-to-market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of our common shares as of the close of such tax year over such U.S. holder’s adjusted basis in such common shares. The income inclusion resulting from this election would be taxed at ordinary income rates. In addition, the U.S. holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for our common shares included by such U.S. holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. holder’s adjusted tax basis in our common shares will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless our common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. holders should consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether our common shares are marketable for these purposes or whether the election will be available.

The IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of our common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. holder upon death, for example, the transferee’s basis is generally equal to the fair market value of the Electing U.S. holder’s common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. holder of our shares is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. holder makes a timely QEF election with respect to our common shares, certain adverse rules may apply in the event that we are a PFIC and any foreign corporation in which we directly or indirectly hold shares is a PFIC, or a lower-tier PFIC. Pursuant to certain Proposed Treasury Regulations, a U.S. holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. holder makes a timely QEF election with respect thereto. We currently have two wholly owned subsidiaries and we intend to make the necessary information available to U.S. holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of ours that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) a distribution on the shares of a lower-tier PFIC and (ii) an indirect disposition of the lower-tier PFIC shares, both as if you directly held the shares of such lower-tier PFIC. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by us (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. holder’s proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by us (or an intermediate entity). Accordingly, each prospective U.S. holder should be aware that he or it could be subject to tax even if such U.S. holder receives no distributions from us and does not dispose of its common shares. We strongly urge each prospective U.S. holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. holders of lower-tier PFIC shares.

Certain special, generally adverse, rules will apply with respect to our common shares while we are a PFIC unless the U.S. holder makes a timely QEF election. For example under Section 1298(b)(6) of the Code, a U.S. holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

If we were a PFIC for any taxable year during which you held our common shares, you must file IRS Form 8621 for each taxable year in which you recognize any gain on the sale or other disposition of your common shares, receive deemed or actual distributions from us, or make certain elections (including a QEF and mark-to-market election) with respect to your common shares. In addition, recently enacted legislation imposes an annual filing requirement for U.S. persons owning shares of a PFIC. Under recently issued IRS guidance, this new filing requirement will apply for taxable years beginning on or after March 18, 2010, and therefore should not apply to a calendar year shareholder until 2011. You should consult your own tax advisor as to the application of any information reporting requirements to you resulting from our status as a PFIC. We cannot ensure you that we will provide you with all of the information you would need make or maintain any PFIC related elections for any taxable year.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all our of shares entitled to vote or the total value of our shares is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all of our classes of shares entitled to vote, each, a U.S. shareholder, we could be treated as a controlled foreign corporation, or CFC, under Subpart F of the Code. This classification would affect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The U.S. generally taxes U.S. shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. holder of our common shares which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to U.S. shareholders of the CFC. Special rules apply to U.S. shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. We do not believe that we currently qualify as a CFC. However, there can be no assurance that we will not be considered a CFC for the current or any future taxable year.

10F.	Dividends and Paying Agents

Not applicable.

10G.	Statement by Experts

Not applicable.

10H.	Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file reports, registration statements and other information with the SEC. However, we are a “foreign private issuer” as defined under U.S. securities laws. As a result, , we are exempt from certain informational requirements of the Securities Exchange Act of 1934 which domestic issuers are subject to, including the proxy rules under Section 14 of the Securities Exchange Act of 1934, the insider reporting and short-profit provisions under Section 16 of the Securities Exchange Act of 1934 and the requirement to file current reports Form 8-K upon the occurrence of certain material events. We intend to fulfill all informational requirements that do apply to us as a foreign private issuer under Securities Exchange Act of 1934 by filing all such information with the SEC. We are also subject to the full informational requirements of the securities commissions in all provinces of Canada. Our reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C. 20549. You are also invited to read and copy any reports, statements or other information, other than confidential filings, that we intend to file with the Canadian provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

10I.	Subsidiary Information

See Item 4.C. “Organizational Structure” of this Annual Report.

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

a)	Transaction Risk and Currency Risk Management

Our operations do not employ complex financial instruments or derivatives, and given that we keep our excess funds in high-grade short-term instruments, we have determined that we have no material market risk. In the event we experience substantial growth in the future, our business and results of operations may be materially affected by the granting of credit options to our customers and certain other credit risks associated with our operations.

b)	Interest Rate Risk and Equity Price Risk

We are equity financed and do not have any debt which could be subject to significant interest rate change risks. We have raised equity funding through the sale of securities denominated in Canadian and U.S. dollars, and will likely raise additional equity funding denominated in Canadian and U.S. dollars in the future.

We invest our cash reserves in a high interest savings account and in bankers’ acceptances with varying terms to maturity (not exceeding two years) issued by major Canadian banks, selected with regard to the expected timing of expenditures for continuing operations and prevailing interest rates. Investments with a maturity greater than three months are classified in our Balance Sheet as held-for-trading short-term investments and are recorded at cost plus accrued interest. The fair value of our cash investments as at December 31, 2010 is at least equal to the face value of those investments and the value reported in our Balance Sheet. Due to the relatively short-term nature of the investments that we hold, we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio.

c)	Exchange Rate Sensitivity

A significant portion of our administrative operations are in Canada. We purchase goods and services in both Canadian and U.S. dollars and earn a significant portion of our revenues in U.S. dollars. We manage our U.S. dollar currency risk by using cash received from U.S. dollar revenues to pay U.S. dollar expenses and by limiting holdings of U.S. dollar cash and cash equivalent balances to working capital levels. We have not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

d)	Commodity Price Risk

Not applicable.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12A.	Debt Securities

Not applicable.

12B.	Warrants and Rights

Not applicable.

12C.	Other Securities

Not applicable.

12D.	American Depository Shares

Not applicable.

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS/ USE OF PROCEEDS

Not applicable.

ITEM 15	CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Our Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures for the year ending December 31, 2010 and have concluded that our disclosure controls and procedures are effective.

Our Chief Executive Officer and the Chief Financial Officer are also responsible for the design and effectiveness of internal controls over financial reporting within the Company in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. They have evaluated our internal controls and procedures over financial reporting as of the end of the period covered by the annual filings and believe them to be effective. They also concluded that there were no changes in controls during 2010 that materially affected the Company’s internal control over financial reporting and disclosure controls and procedures.

(b)	Management’s Annual Report on internal control over financial reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

(c)	Attestation report of the registered public accounting firm

See “—Management’s Annual Report on internal control over financial reporting”.

(d)	Changes in internal control over financial reporting

None.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERTS

The Audit Committee meets with the financial officers of the Company and the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures, and the audit procedures and plans. The committee also makes recommendations to the Board regarding the appointment of independent auditors. In addition, the committee reviews and recommends to the Board for approval the annual financial statements and the annual report and certain other documents including the interim financial statements required by the regulatory authorities. The committee is also responsible for approving the policies under which the financial officers of the Company may invest the funds in excess of those required for current operations. In 2010, the Audit Committee charter was revised to reflect our upcoming listing on the NASDAQ Capital Market. In its August 11, 2010 meeting, the Board of Directors approved the revised Audit Committee charter. The charter, in its most recently approved form, is attached as an appendix to this Annual Report.

The committee has also adopted a policy that requires its approval of non-audit services to be provided by the Company’s auditors.

The committee is currently composed of Messrs. Jewell, Galbraith and Karbe (the committee chairman), none of whom are current or former executive officers of the Company. Our Board has determined that all three members of the Audit Committee are “audit committee financial experts,” as defined by the SEC because they meet the additional criteria for independence of Audit Committee members under the NASDAQ rules, they are financially literate, and based on either their training as a professional accountant or experience as a chief executive officer or chief financial officer. See “Biographies of Directors and Executive Officers” for a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member.

ITEM 16B	CODE OF ETHICS

The Board of Directors of Tekmira Pharmaceuticals Corporation has adopted a Code of Business Conduct (the “Code”) for all directors, officers and employees of the Company. In this code, “We” and “Us” mean all Tekmira directors, officers and employees. The “Company” or “Tekmira” includes Tekmira Pharmaceuticals Corporation and all of its subsidiaries.

The purpose of this Code is to promote:

•	Honest and ethical conduct, including ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•

Full, fair, accurate, timely, and understandable disclosure in the reports that Tekmira is required to file with such securities exchange or quotation system or regulatory agency as may from time to time apply to Tekmira and in other public communications made by Tekmira;

•	Compliance with all applicable laws, rules and regulations.

The Company’s Code of Business Conduct and related documents have been posted on Tekmira’s website at www.tekmirapharm.com.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed for professional services rendered by KPMG for the years ended December 31, 2010 and December 31, 2009 are as follows:

	December 31, 2010	December 31, 2009
Audit fees(1)	$288,600	$130,848
Tax fees(2)	$53,941	$66,755
Total fees	$342,541	$197,603

(1)	Quarterly reviews, review of SEC listing documents, review of prospectus, consultations on the accounting or disclosure treatment of transactions reflected in the financial statements.
(2)	Tax compliance and tax planning.

Audit Committee Pre-Approval Policies and Procedures

(1) Disclose the audit committee’s pre-approval policies and procedures described in paragraph (c)(7)(i) of Rule 2-01of Regulation S-X.

(2) Disclose the percentage of services described in each of paragraphs (b) through (d) of this Item that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

The Company has complied with the Canadian Institute of Chartered Accountants’ Rules of Professional Conduct on auditor independence (the Rules) by adopting pre-approval policies and procedures for non-audit services to be provided by the Company’s auditors, KPMG LLP (KPMG). As they relate to public companies these Rules are very similar to the revised independence rules of the Securities and Exchange Commission (SEC) that became effective on May 6, 2003. They include prohibitions or restrictions on services that may be provided to audit clients and require that all services provided to a listed entity audit client, including its subsidiaries, be pre-approved by the client’s audit committee.

The Rules identify the following ten types of non-audit services that are deemed inconsistent with an auditors’ independence (“Prohibited Services”): bookkeeping or other services related to the audit client’s accounting records or financial statements; financial information systems design and implementation; appraisal or valuation services for financial reporting purposes; actuarial services for items recorded in the financial statements; internal audit outsourcing services; management functions; human resources; certain corporate finance and other services; legal services; certain expert services unrelated to the audit.

The Rules provide further details as to the specific nature of services within these categories that are prohibited. The Company and its subsidiaries will not engage KPMG to carry out any Prohibited Service. For services that are not prohibited the following pre-approval policies will apply:

•

The Audit Committee will pre-approve all audit services provided by KPMG through their recommendation of KPMG as shareholders’ auditors at the Company’s annual meeting and through the Audit Committee’s review of KPMG’s annual audit plan.

•

Annually, the Audit Committee will review a list of audit, audit-related, tax and other non-audit services and recommend pre-approval of these services for the upcoming year. Any additional requests will be addressed on a case-by-case specific engagement basis as described below. The Audit Committee will be informed quarterly of the services on the pre-approved list for which the auditor has been engaged.

•

All requests to engage KPMG for other services will be addressed on a case-by-case specific engagement basis. The Company employee making the request is to submit the request for service to the Company’s Executive Vice President, Finance. The request for service should include a description of the service, the estimated fee, a statement that the service is not a Prohibited Service and the reason KPMG is being engaged.

For services where the aggregate fees are estimated to be less than or equal to $20,000, recommendations, in respect of each engagement, will be submitted by Executive Vice President, Finance, the official responsible for coordinating services with KPMG to the chairman of the Audit Committee for consideration and approval. The full Audit Committee will subsequently be informed of the service, at its next meeting. The engagement may commence upon approval of the chairman of the Audit Committee. For services where the aggregate fees are estimated to be greater than $20,000, recommendations, in respect of each engagement, will be submitted by the Company’s Executive Vice President, Finance to the full Audit Committee for consideration and approval, generally at its next meeting. The engagement may commence upon approval of the Committee.

(f)

If greater than 50 percent, disclose the percentage of hours expended on the principal accountant’s engagement to audit the registrant’s financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees.

ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G	CORPORATE GOVERNANCE

Tekmira believes in building a strong governance foundation. We are subject to many provisions of the Sarbanes-Oxley Act of 2002 and related rules of the SEC, the governance standards of the NASDAQ and the rules and policies of the Canadian provincial securities regulators regarding audit committees, corporate governance and the certification of certain annual and interim filings. The Board of Directors continues to further its commitment to corporate governance by ensuring that all corporate governance documents are current, including the following documents:

•	Audit Committee Charter;

•	Corporate Governance and Nominating Committee Charter;

•	Executive Compensation and Human Resource Committee Charter;

•	Code of Conduct for Directors, Officers and Employees;

•	Whistleblower Policy; and

•	Insider Trading Policy.

With respect to monitoring compliance with our Code of Business Conduct and Code of Ethics for Senior Financial Officers our employees signed a declaration confirming that they had read and understood the codes. Employees are periodically re-trained on the Code.

The Board of Directors approved all current Committee Charters and Guidelines on August 11, 2010. All of the above listed documents are publicly available on the Tekmira website at www.tekmirapharm.com.

NASDAQ Corporate Governance Exemptions

As a Canadian corporation listed on the NASDAQ Capital Market, we are not required to comply with most of the NASDAQ corporate governance requirements, so long as we comply with Canadian corporate governance practices. In order to claim such an exemption, we must disclose the significant differences between our corporate governance practices and those required to be followed by U.S. domestic issuers under NASDAQ’s corporate governance requirements. We are in compliance with the NASDAQ corporate governance requirements except as described below:

(1) Quorum Requirements

Rule 5620(c) of the NASDAQ Marketplace Rules requires that the minimum quorum requirement for a meeting of shareholders is 33.33% of the outstanding common shares. In addition, Rule 5620(c) requires that an issuer listed on NASDAQ state its quorum requirement in its byaws. Our articles provide that a quorum for purposes of any meeting of shareholders of the Company consists of at least two persons who are, or who represent by proxy, one or more shareholders who, in the aggregate, hold at least 5% of the issues shares entitled to be voted at a meeting of shareholders. Our common shares are also listed on the Toronto Stock Exchange, the primary stock exchange in Canada, which does not prescribe a minimum quorum requirement. We follow applicable Canadian laws with respect to quorum requirements.

(2) Shareholder Approval

Rule 5635 of the NASDAQ Marketplace Rules requires shareholder approval to be obtained prior to the issuance of securities in connection with the undertaking of certain corporate actions. The circumstances under which shareholder approval is required under the NASDAQ Marketplace Rules are not identical to the circumstances under which shareholder approval is required under Canadian law and the requirements of the Toronto Stock Exchange. For example, but without limitation, Rule 5635 requires shareholder approval of most equity compensation plans and material revisions to such plans. This requirement covers plans that provide for the delivery of both newly issued and treasury securities. We follow the Toronto Stock Exchange rules with respect to the requirements for shareholder approval of potential transactions, including, without limitation, shareholder approval of equity compensation plans and material revisions to such plans.

PART III

ITEM 17	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18	FINANCIAL STATEMENTS

Our consolidated financial statements are included in this Annual Report beginning on page F-1.

ITEM 19	EXHIBITS

The following exhibits are included in this Annual Report:

Exhibit Number	Description
1.1	Notice of Articles and Articles of the Company

2.1	Subscription Agreement, between the Company and Alnylam Pharmaceuticals, Inc., dated March 28, 2008

2.2	Subscription Agreement, between the Company and Roche Finance Ltd., dated March 31, 2008

4.1†	Amendment No. 1 to the Amended and Restated Agreement, between the Company (formerly Inex Pharmaceuticals Corporation) and Hana Biosciences, Inc., effective as of May 27, 2009

4.2†	Amended and Restated License Agreement, between Inex Pharmaceuticals Corporation and Hana Biosciences, Inc, dated April 30, 2007

4.3†	Sublicense Agreement, between Inex Pharmaceuticals Corporation and Alnylam Pharmaceuticals, Inc., dated January 8, 2007

4.4†	Amended and Restated License and Collaboration Agreement, between the Company and Alnylam Pharmaceuticals, Inc., effective as of May 30, 2008

4.5†	Amended and Restated Cross-License Agreement, between Alnylam Pharmaceuticals, Inc. and Protiva Biotherapeutics Inc., dated May 30, 2008

4.6†	License Agreement, between Inex Pharmaceuticals and Aradigm Corporation, dated December 8, 2004

4.7†	Settlement Agreement, between Sirna Therapeutics, Inc. and Merck & Co., Inc. and Protiva Biotherapeutics Inc. and Protiva Biotherapeutics (USA), Inc., effective as of October 9, 2007

4.8†	Development, Manufacturing and Supply Agreement, between the Company and Alnylam Pharmaceuticals, Inc., dated January 2, 2009

4.9	Executive Employment Agreement with Ian Mortimer, dated March 26, 2008

4.10	Executive Employment Agreement with Ian MacLachlan, dated May 30, 2008

4.11	Executive Employment Agreement with Mark Murray, dated May 30, 2008

4.12	Executive Employment Agreement with Peter Lutwyche, dated January 1, 2009

4.13	Share Option Plan amended through May 12, 2009 (including form stock option agreements)

4.14	Lease Agreement with Canada Lands Company CLC Limited dated December 15, 1997, as amended

4.15	Form of Indemnity Agreement

4.16†	Award Contract with USASMDC/ARSTRAT effective date July 14, 2010

4.17†	License Agreement between the University of British Columbia and Inex Pharmaceuticals Corporation executed on July 30, 2001

4.18†	Amendment Agreement between the University of British Columbia and Inex Pharmaceuticals Corporation dated July 11, 2006

4.19†	Second Amendment Agreement between the University of British Columbia and Inex Pharmaceuticals Corporation dated January 8, 2007

4.20†	Consent Agreement of the University of British Columbia to Inex/Alnylam Sublicense Agreement dated January 8, 2007

Exhibit Number	Description
4.21†	Amendment No. 2 to the Amended and Restated Agreement, between the Company (formerly Inex Pharmaceuticals Corporation) and Hana Biosciences, Inc., effective as of September 20, 2010.

8.1	List of Subsidiaries

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of KPMG LLP

†	Portions of this exhibit have been omitted based on an application for confidential treatment from the SEC. The omitted portions of these exhibits have been submitted separately with the SEC.

INDEX TO THE FINANCIAL STATEMENTS

For the period ended December 31, 2010

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements contained in this report have been prepared by management in accordance with generally accepted accounting principles in the United States of America and have been approved by the Board of Directors. The integrity and objectivity of these consolidated financial statements are the responsibility of management.

In support of this responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safe-guarding of assets. The consolidated financial statements include amounts which are based on the best estimates and judgments of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control and exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three directors not involved in the daily operations of the Company. The Audit Committee meets with management and meets independently with the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, KPMG LLP, conduct an independent examination, in accordance with Canadian generally accepted auditing standards and the public company accounting oversight board (United States), and express their opinion on the consolidated financial statements. Their examination includes a review of the Company’s system of internal controls and appropriate tests and procedures to provide reasonable assurance that the consolidated financial statements are, in all material respects, presented fairly and in accordance with accounting principles generally accepted in the United States of America. The external auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

/s/ Mark J. Murray	/s/ Ian C. Mortimer

Dr. Mark J. Murray	Ian C. Mortimer
President and	Executive Vice President, Finance and
Chief Executive Officer	Chief Financial Officer

June 3, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

We have audited the accompanying consolidated financial statements of Tekmira Pharmaceuticals Corporation, which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009, the consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with generally accepted accounting principles in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Tekmira Pharmaceuticals Corporation as at December 31, 2010 and December 31, 2009 and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with generally accepted accounting principles in the United States of America.

Chartered Accountants

/s/ KPMG LLP

March 30, 2011, except for notes 14 (b) and (c), which are as of June 3, 2011

Vancouver, Canada

TEKMIRA PHARMACEUTICALS CORPORATION

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

(Prepared in accordance with U.S. GAAP)

	December 31 2010	December 31 2009 As adjusted (note 2)
Assets
Current assets:
Cash and cash equivalents	$12,346,010	$24,397,740
Accounts receivable	3,318,729	1,052,895
Accrued revenue	817,464	—
Deferred expenses	557,256	—
Investment tax credits receivable	403,580	280,132
Finished goods inventory	150,731	—
Prepaid expenses and other assets	315,057	226,981

Total current assets	17,908,827	25,957,748

Property and equipment (note 5)	3,113,416	3,321,041

Total assets	$21,022,243	$29,278,789

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities (note 13)	$6,151,923	$5,653,827
Deferred revenue current portion (note 4)	1,982,264	1,162,437

Total current liabilities	8,134,187	6,816,264
Deferred revenue, net of current portion (note 4)	2,155,478	—

Total liabilities	10,289,665	6,816,264
Commitments and contingencies (note 10)
Stockholders’ equity:
Common shares (note 6)
Authorized - unlimited number with no par value
Issued and outstanding - 10,338,703 (2009 - 10,328,588)	229,491,529	229,426,757
Additional paid-in capital	30,151,810	29,531,049
Deficit	(248,910,761)	(236,495,281)

Total stockholders’ equity	10,732,578	22,462,525

Total liabilities and stockholders’ equity	$21,022,243	$29,278,789

Basis of presentation and future operations (note 1)

Business acquisition (note 3)

Subsequent event (note 14)

See accompanying notes to the consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in Canadian Dollars)

(Prepared in accordance with U.S. GAAP)

	Year ended December 31
	2010	2009 As adjusted (note 2)	2008 As adjusted (note 2)
Revenue (note 4)
Collaborations and contracts	$14,923,860	$13,831,916	$6,649,273
Licensing fees and milestone payments	514,129	596,500	5,082,303
License amendment payment (note 4(f))	5,916,750	—	—

	21,354,739	14,428,416	11,731,576

Expenses
Research, development, collaborations and contracts	22,133,983	17,764,379	16,123,203
General and administrative	4,780,745	4,152,540	4,404,028
Termination and restructuring expenses (note 8)	—	—	3,172,544
Depreciation of property and equipment	1,038,573	988,659	764,247
In-process research and development acquired from Protiva (note 3)	—	—	16,252,000
Loss on purchase and settlement of exchangeable and development notes (note 4(f))	5,916,750	—	—

	33,870,051	22,905,578	40,716,022

Loss from operations	(12,515,312)	(8,477,162)	(28,984,446)

Other income (losses)
Interest income	106,957	163,696	898,600
Impairment loss on goodwill (note 3)	—	—	(3,890,749)
Foreign exchange gains (losses)	(7,125)	(435,691)	2,056,192

Net loss and comprehensive loss	$(12,415,480)	$(8,749,157)	$(29,920,403)

Weighted average number of common shares
Basic and diluted	10,332,941	10,325,023	8,116,350

Loss per common share
Basic and diluted	$(1.20)	$(0.85)	$(3.69)

See accompanying notes to the consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2010, 2009 and 2008

(Expressed in Canadian Dollars)

(Prepared in accordance with U.S. GAAP)

	Number of shares	Share capital	Additional paid-in capital	Deficit	Total stockholders’ equity
Balance, December 31, 2007 as adjusted (note 2)	4,913,136	$195,317,270	$20,700,522	$(197,825,721)	$18,192,071
Stock-based compensation (note 6)	—	—	1,772,351	—	1,772,351
Issuance of common shares pursuant to exercise of options (note 6)	8,548	55,740	(25,623)	—	30,117
Issuance of common shares pursuant to acquisition of Protiva Biotherapeutics Inc. (note 3)	4,569,718	28,789,221	—	—	28,789,221
Common shares issuable upon exercise of Protiva Biotherapeutics Inc. stock options (note 3)	—	—	2,109,754	—	2,109,754
Issuance of common shares pursuant to private placement (note 3)	833,333	5,249,999	4,715,001	—	9,965,000
Net loss	—	—	—	(29,920,403)	(29,920,403)

Balance, December 31, 2008 as adjusted (note 2)	10,324,735	$229,412,230	$29,272,005	$(227,746,124)	$30,938,111
Stock-based compensation (note 6)	—	—	265,685	—	265,685
Issuance of common shares pursuant to exercise of options (note 6)	3,852	14,527	(6,641)	—	7,886
Net loss	—	—	—	(8,749,157)	(8,749,157)

Balance, December 31, 2009 as adjusted (note 2)	10,328,588	$229,426,757	$29,531,049	$(236,495,281)	$22,462,525
Stock-based compensation (note 6)	—	—	650,620	—	650,620
Issuance of common shares pursuant to exercise of options (note 6)	10,115	64,772	(29,859)	—	34,913
Net loss	—	—	—	(12,415,480)	(12,415,480)

Balance, December 31, 2010	10,338,703	$229,491,529	$30,151,810	$(248,910,761)	$10,732,578

See accompanying notes to the consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Consolidated Statements of Cash Flow

(Expressed in Canadian Dollars)

(Prepared in accordance with U.S. GAAP)

	Year ended December 31
	2010	2009 As adjusted (note 2)	2008 As adjusted (note 2)
OPERATIONS
Loss for the year	$(12,415,480)	$(8,749,157)	$(29,920,403)
Items not involving cash:
Depreciation of property and equipment	1,038,573	988,659	764,247
Stock-based compensation expense (note 6)	650,620	265,685	1,772,351
Impairment loss on goodwill	—	—	3,890,749
Foreign exchange (gains) losses arising on foreign currency cash balances	7,187	325,742	(1,501,722)
Net change in non-cash operating items:
Accounts receivable	(2,265,834)	(420,456)	2,310,444
Accrued revenue	(817,464)	—	—
Deferred expenses	(557,256)	—	—
Investment tax credits receivable	(123,448)	124,321	(102,574)
Inventory	(150,731)	174,524	38,495
Prepaid expenses and other assets	(88,076)	(126,621)	91,367
Accounts payable and accrued liabilities	498,096	1,180,215	923,691
Deferred revenue	2,975,305	703,343	(4,596,557)

	(11,248,508)	(5,533,745)	(26,329,912)

INVESTMENTS
Proceeds from (acquisition of) short-term investments, net	—	5,730,507	2,606,652
Acquisition of property and equipment	(830,948)	(1,699,508)	(1,176,160)
In-process research and development acquired through acquisition of Protiva (note 3)	—	—	16,252,000
Cash acquired through acquisition of Protiva
Biotherapeutics Inc., net of acquisition costs (note 3)	—	—	2,519,095

	(830,948)	4,030,999	20,201,587

FINANCING
Issuance of common shares pursuant to private placements (note 3)	—	—	9,965,000
Issuance of common shares pursuant to exercise of options	34,913	7,886	30,117
Repayment of obligations under capital leases	—	—	(75,688)

	34,913	7,886	9,919,429

Foreign exchange gains (losses) arising on foreign currency cash balances	(7,187)	(325,742)	1,501,722

Decrease in cash and cash equivalents	(12,051,730)	(1,820,602)	5,292,826
Cash and cash equivalents, beginning of year	24,397,740	26,218,342	20,925,516

Cash and cash equivalents, end of year	$12,346,010	$24,397,740	$26,218,342

Supplemental cash flow information

Interest paid	$—	$—	$3,668
Investment tax credits received	$36,613	$275,965	$—
Fair value of shares issued to Protiva Biotherapeutics Inc. shareholders pursuant to business acquisition (note 3)	$—	$—	$28,789,221
Fair value of shares reserved for the exercise of Protiva Biotherapeutics Inc. stock options (note 3)	$—	$—	$2,109,754

See accompanying notes to the consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

1.	Nature of business and future operations

Tekmira Pharmaceuticals Corporation (the “Company”) is a Canadian biopharmaceutical business focused on advancing novel RNA interference therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners.

The success of the Company is dependent on obtaining the necessary regulatory approvals to bring its products to market and achieve profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs in the future.

2.	Significant accounting policies

Basis of presentation

Tekmira Pharmaceuticals Corporation was incorporated on October 6, 2005 as an inactive wholly owned subsidiary of Inex Pharmaceuticals Corporation (“Inex”). Pursuant to a “Plan of Arrangement” effective April 30, 2007 the business and substantially all of the assets and liabilities of Inex were transferred to the Company. The consolidated financial statements for all periods presented herein include the consolidated operations of Inex until April 30, 2007 and the operations of the Company thereafter.

These consolidated financial statements include the accounts of the Company and its two wholly-owned subsidiaries, Protiva Biotherapeutics Inc. and Protiva Biotherapeutics (USA), Inc., which were acquired on May 30, 2008 (note 3). All intercompany transactions and balances have been eliminated on consolidation.

The Company previously prepared its consolidated financial statements in conformity with Canadian generally accepted accounting principles (GAAP) and provided a supplemental reconciliation to United States of America GAAP (U.S. GAAP). Effective December 31, 2010, the Company prepared its consolidated financial statements under U.S. GAAP. These audited consolidated financial statements have been prepared by management in accordance with U.S. GAAP and are presented in Canadian dollars. All comparative financial information contained herein has been recast to reflect the Company’s results as if the Company had historically reported in accordance with U.S. GAAP. These policies are consistent with Canadian GAAP in all material respects for the Company, except as described and reconciled in note 15.

On November 4, 2010 the Company’s common shares were consolidated on a basis of five current common shares for one new common share. All references to common stock, common shares outstanding, average number of common shares outstanding, per share amounts and options in these financial statements and notes thereto have been restated to reflect the common stock consolidation on a retroactive basis.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amounts of assets, liabilities, revenue, expenses, contingent assets and contingent liabilities as at the end or during the reporting period. Actual results could significantly differ from those estimates. Significant areas requiring the use of management estimates relate to the valuation of goodwill, the valuation of acquired in-process research and development, the useful lives of property and equipment for the purpose of amortization, recognition of revenue, stock-based compensation, and the amounts recorded as accrued liabilities.

Cash and cash equivalents

Cash and cash equivalents are all highly liquid instruments with an original maturity of three months or less when purchased. Cash equivalents are recorded at cost plus accrued interest. The carrying value of these cash equivalents approximates their fair value.

Fair value of financial instruments

We measure certain financial instruments and other items at fair value. Unrealized gains and losses on items for which the fair value option have been elected are reported in earnings. Upon adoption of this policy on January 1, 2008, we did not elect to apply the fair value option to any of our eligible instruments; therefore there was no impact on our consolidated financial statements.

To determine the fair value, we use the fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use to value an asset or liability and are developed based on market data obtained from independent sources. Unobservable inputs are inputs based on assumptions about the factors market participants would use to value an asset or liability. The three levels of inputs that may be used to measure fair value are as follows:

•	Level 1 inputs are quoted market prices for identical instruments available in active markets.

•

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset of liability either directly or indirectly. If the asset or liability has a contractual term, the input must be observable for substantially the full term. An example includes quoted market prices for similar assets or liabilities in active markets.

•	Level 3 inputs are unobservable inputs for the asset or liability and will reflect management’s assumptions about market assumptions that would be used to price the asset or liability.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, investment tax credits receivable, accounts payable and accrued liabilities and promissory notes.

The carrying values of cash and cash equivalents are recorded at fair value based on quoted prices in active markets. The carrying values of accounts receivable, investment tax credits receivable and accounts payable and accrued liabilities approximate their fair values due to the immediate or short-term maturity of these financial instruments.

Inventory

Inventory includes materials assigned for the manufacture of products for collaborative partners and manufacturing costs for products awaiting acceptance by collaborative partners. Inventory is carried at the lower of cost and net realizable value. The cost of inventories includes all costs of purchase, costs of manufacturing and other costs incurred in bringing the inventories to their present location and condition.

Property and equipment

Property and equipment is recorded at cost less impairment losses, accumulated depreciation, related government grants and investment tax credits. The Company records depreciation using the straight-line method over the estimated useful lives of the capital assets as follows:

Rate
Laboratory equipment	5 years
Computer and office equipment	2-5 years
Furniture and fixtures	5 years

Leasehold improvements are depreciated over their estimated useful lives but in no case longer than the lease term, except where lease renewal is reasonably assured. Assets held under capital leases that do not allow for ownership to pass to the Company are depreciated using the straight-line method over their useful life, not exceeding the lease term.

Intangible assets

The costs incurred in establishing and maintaining patents for intellectual property developed internally are expensed in the period incurred.

Impairment of long-lived assets

If there is a major event indicating that the carrying value of property and equipment may be impaired then management will perform an impairment test and if the recoverable value, based on undiscounted future cash flows, exceeds carrying value then such assets are written down to their fair values.

Revenue recognition

The Company earns revenue from research and development collaboration and contract services, licensing fees and milestone payments. Revenues associated with multiple element arrangements are attributed to the various elements based on their relative fair values or are recognized as a single unit of accounting when relative fair values are not determinable. Non-refundable payments received under collaborative research and development agreements are recorded as revenue as services are performed and related expenditures are incurred. Non-refundable upfront license fees from collaborative licensing and development arrangements are recognized as the Company fulfills its obligations related to the various elements within the agreements, in accordance with the contractual arrangements with third parties and the term over which the underlying benefit is being conferred. Revenue earned under contractual arrangements upon the occurrence of specified milestones is recognized as the milestones are achieved and collection is reasonably assured.

Revenue earned under research and development manufacturing collaborations where the Company bears some or all of the risk of a product manufacturing failure is recognized when the purchaser accepts the product and there are no remaining rights of return.

Revenue earned under research and development collaborations where the Company does not bear any risk of product manufacturing failure is recognized in the period the work is performed.

Revenue and expenses under the contract with the United States Government are being recorded using the percentage-of-completion method. Contract progress is based on costs incurred to date. Expenses under the contract are recorded in the Company’s consolidated statement of operations and comprehensive loss as they are incurred. Government contract revenues related to expenses incurred under the contract are recorded in the same period as those expenses. Expenses accrued under the contract but not yet invoiced are recorded in the Company’s balance sheet as accrued liabilities and accrued revenues. Equipment purchased under the contract is recorded to the Company’s balance sheet as deferred expense and deferred revenue and amortized, on a straight-line basis, over the life of the contract.

Cash or other compensation received in advance of meeting the revenue recognition criteria is recorded on the balance sheet as deferred revenue. Revenue meeting recognition criteria but not yet received or receivable is recorded on the balance sheet as accrued revenue.

Leases and lease inducements

Leases entered into are classified as either capital or operating leases. Leases which substantially transfer all benefits and risks of ownership of property to the Company are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded together with its related long-term obligation to reflect the purchase and financing.

All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Lease inducements represent leasehold improvement allowances and reduced or free rent periods and are amortized on a straight-line basis over the term of the lease and are recorded as a reduction of rent expense.

Research and development costs

Research and development costs, including acquired in-process research and development expenses for which there is no alternative future use, are charged as an expense in the period in which they are incurred.

Income or loss per share

Income or loss per share is calculated based on the weighted average number of common shares outstanding. Diluted loss per share does not differ from basic loss per share since the effect of the Company’s stock options are anti-dilutive. Diluted income per share is calculated using the treasury stock method which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common shares from outstanding stock options.

Government assistance

Government assistance provided for current expenses is included in the determination of income or loss for the year, as a reduction of the expenses to which it relates. Government assistance towards the acquisition of property and equipment is deducted from the cost of the related property and equipment.

Foreign currency translation

The functional currency of the Company is the Canadian dollar. For the Company and its integrated subsidiaries (Protiva Biotherapeutics Inc. and Protiva Biotherapeutics (USA), Inc.), foreign currency monetary assets and liabilities are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates. The previous month’s closing rate of exchange is used to translate revenue and expense transactions. Exchange gains and losses are included in income or loss for the period.

Future income taxes

Income taxes are accounted for using the asset and liability method of accounting. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases and for loss carry-forwards. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the periods in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax laws or rates is included in earnings in the period that includes the enactment date. When realization of future income tax assets does not meet the more-likely-than-not criterion for recognition, a valuation allowance is provided.

Stock-based compensation

The Company grants stock options to employees and directors pursuant to a share incentive plan described in note 6. Compensation expense is recorded for issued stock options using the fair value method with a corresponding increase in additional paid-in capital. Any consideration received on the exercise of stock options is credited to share capital.

The fair value of stock options is typically measured at the grant date and amortized on a straight-line basis over the vesting period.

Segment information

The Company operates in a single reporting segment, the research and development of RNA interference therapeutics. Substantially all of the Company’s revenues to date were earned in the United States. Substantially of the Company’s premises, property and equipment is located in Canada.

Recent accounting pronouncements

In October 2009, the Financial Accounting Standards Board (FASB) issued EITF 08-01, Revenue Arrangements with Multiple Deliverables (currently within the scope of FASB Accounting Standards Codification (ASC) Subtopic 605-25). This statement provides principles for allocation of consideration among its multiple-elements, allowing more flexibility in identifying and accounting for separate deliverables under an arrangement. The EITF introduces an estimated selling price method for valuing the elements of a bundled arrangement if vendor-specific objective evidence or third-party evidence of selling price is not available, and significantly expands related disclosure requirements. This standard is effective on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Alternatively, adoption may be on a retrospective basis, and early application is permitted. It is not expected the adoption of this pronouncement will have a material impact on the Company’s financial condition, results of operations or cash flows.

In March 2010, the FASB ratified the EITF final consensus on Issue ASC 2010-17, Milestone Method of Revenue Recognition. The guidance in this consensus allows the milestone method as an acceptable revenue recognition methodology when an arrangement includes substantive milestones. The guidance provides a definition of a substantive milestone and should be applied regardless of whether the arrangement includes single or multiple deliverables or units of accounting. The scope of this consensus is limited to transactions involving milestones relating to research and development deliverables. The guidance includes enhanced disclosure requirements about each arrangement, individual milestones and related contingent consideration, information about substantive milestones and factors considered in the determination. The consensus is effective prospectively to milestones achieved in fiscal years, and interim periods within those years, after June 15, 2010. Early application and retrospective application are permitted. The Company is currently evaluating this new consensus.

In July 2010, the FASB issued ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which amends ASC 310 by requiring more robust and disaggregated disclosures about the credit quality of an entity’s financing receivables and its allowance for credit losses. The enhanced disclosure will provide financial statement users with an improved understanding of (1) the nature of an entity’s credit risk associated with its financing receivables and (2) the entity’s assessment of that risk in estimating its allowance for credit losses as well as changes in the allowance and the reasons for those changes. This standard is effective on a prospective basis for the first interim or annual period beginning after December 15, 2010. The Company does not expect the adoption of this pronouncement to have a material impact on its financial condition, results of operations or cash flows.

3.	Business acquisition

On May 30, 2008, the Company completed the acquisition of 100% of the outstanding shares of Protiva Biotherapeutics, Inc. (“Protiva”), a privately owned Canadian company developing lipid nanoparticle delivery technology for small interfering RNA (“siRNA”), for $31,761,255. Concurrent with the acquisition, the Company entered into initial research agreements with F. Hoffman-La Roche Ltd and Hoffman La-Roche Inc. (collectively “Roche”).

The acquisition of Protiva and related financing and other transactions were first announced by the Company on March 30, 2008 and the acquisition closed on May 30, 2008.

The primary purpose of the Protiva acquisition is to give the Company broader technology and intellectual property in the field of lipid nanoparticle delivery, including the delivery of siRNA as well as RNAi product candidates.

Cost of acquisition

The Company issued 4,569,718 common shares to acquire 100% of the outstanding shares of Protiva. The fair value of the Company’s shares has been determined based on the weighted average closing price of the shares traded on the Toronto Stock Exchange from March 27, 2008 to April 2, 2008, being $6.30 per share. The Company used the Black-Scholes option pricing model to estimate the fair value of the 350,459 shares reserved at the acquisition date for the exercise of assumed Protiva stock options using the following weighted average assumptions: dividend yield of 0%; risk free interest rate of 3.03%; volatility factor of the expected market price of the Company’s common stock of 131%; and a weighted average expected life of the options of six years.

The acquisition was accounted for under the purchase method of accounting. Accordingly, the assets, liabilities, revenues and expenses of Protiva are consolidated with those of the Company from May 30, 2008. Total fair value of the consideration given was allocated to the assets acquired and liabilities assumed based upon their estimated fair values, as follows:

Cost of acquisition:
Common shares issued	$28,789,221
Common shares issuable upon exercise of Protiva stock options	2,109,754
Direct acquisition costs	862,280

$31,761,255

Allocated at estimated fair values:
Cash	$3,381,375
Short-term investments	8,337,159
Accounts receivable	1,148,928
Prepaid expenses and other assets	82,573
Investment tax credit receivable	275,695
Property and equipment	635,911
In-process research and development	16,252,000
Goodwill	3,890,749
Accounts payable and accrued liabilities	(1,794,500)
Deferred revenue	(448,635)

$31,761,255

Allocation of fair values

A valuation of Protiva’s property and equipment and in-process research and development was completed.

The Company used the income approach and considered potential cash flows from both internal and partnered products to determine the fair value of the in-process research and development. The excess purchase price over the fair value of the net identifiable assets acquired has been allocated to goodwill.

Various factors contributed to the establishment of goodwill, including: the value of Protiva’s highly skilled and knowledgeable work force as of the acquisition date; the expected revenue growth over time that is attributable to new and expanded collaborative partnerships; and the synergies expected to result from combining workforces and infrastructures.

At September 30, 2008 the Company carried out a goodwill impairment test. Based on the Company’s evaluation, including its market capitalization as at September 30, 2008 the Company determined that the fair value of goodwill was nil and an impairment loss of $3,890,749 was recorded in the statement of operations and comprehensive loss.

The in-process research and development acquired includes licenses and intellectual property. The in-process research and development was expensed in the Company’s consolidated statement of operations and comprehensive loss at the time of acquisition as it has no alternative future use.

The Company does not anticipate a future tax liability as a result of the differences between the tax values and allocated fair values of the assets, based on available tax deductions. At the time of the acquisition, Protiva had approximately $19,000,000 of unused non-capital losses available to reduce taxable income of future years and expiring between 2008 and 2027 and approximately $1,000,000 of investment tax credits available to reduce income taxes of future years expiring between 2011 and 2027. Furthermore, Protiva had Scientific Research and Experimental Development expenditures of approximately $11,500,000 available for carry-forward indefinitely against future taxable income. The tax value of goodwill arising on the acquisition is approximately $2,918,000. The potential income tax benefits relating to these future tax assets have not been recognized in the purchase price allocation as their realization does not meet the requirements of “more likely than not” under the liability method of tax allocation.

On March 25, 2008, Protiva declared dividends totaling US$12,000,000. The dividend was paid by Protiva issuing promissory notes on May 23, 2008. Recourse against Protiva for payment of the promissory notes will be limited to Protiva’s receipt, if any, of up to US$12,000,000 in payments from a certain third party. Protiva will pay these funds if and when it receives them, to the former Protiva shareholders in satisfaction of the promissory notes. As contingent obligations that would not need to be funded by the Company at the acquisition, the US$12,000,000 receivable and the related promissory notes payable are not included in the purchase equation above and are not recorded in the Company’s consolidated balance sheet.

Private placement investment

Concurrent with the acquisition, the Company completed a private placement investment of 416,667 newly issued common shares for $4,965,000 (US$5,000,000, US$12.00 per share) with Alnylam Pharmaceuticals, Inc. (“Alnylam”) and a private placement investment of 416,667 newly issued common shares for $5,000,000 (CAD$12.00 per share) with a Roche affiliate for an aggregate investment of $9,965,000. The fair value of the Company’s shares issued to Alnylam and the Roche affiliate of $5,249,999 ($6.30 per share) was determined based on the weighted average closing price of the shares traded on the Toronto Stock Exchange on the five days around the March 30, 2008 acquisition and investment announcement being March 27, 2008 to April 2, 2008 and has been recorded as share capital. Based on this fair value, the share premium paid by Alnylam and the Roche affiliate was an aggregate of $4,715,001 and has been recorded as additional paid-in capital.

Pro forma information

The following pro forma information presents the Company’s operating results by giving effect to the purchase price allocations set out above as if the acquisition had been completed as of January 1, 2008. The pro forma amounts are not intended to be indicative of the results that would have actually been obtained if the acquisition occurred as of January 1, 2008 or that may be obtained in the future. If the acquisition of Protiva had occurred as of January 1, 2008, the pro forma operating results would have been as follows:

2008

Revenue	$12,905,944
Net loss and comprehensive loss	(40,072,388)
Loss per common share, basic and diluted	$(4.94)

4.	Collaborations, contracts and licensing agreements

The following tables set forth revenue recognized under collaborations, contracts and licensing agreements:

	Year ended December 31
	2010	2009	2008

Collaborations and contracts
Alnylam (a)	$6,258,535	$8,831,250	$6,079,681
U.S. Government (b)	3,560,711	—	—
Roche (c)	4,499,689	4,757,842	159,465
BMS (d)	227,995	165,776	359,112
Other RNAi collaborators (e)	376,930	77,048	—
Talon (f)	—	—	51,015

Total research and development collaborations and contracts	14,923,860	13,831,916	6,649,273
Alnylam licensing fees and milestone payments (a)	514,129	596,500	5,082,303
Talon license amendment payment (f)	5,916,750	—	—

Total revenue	$21,354,739	$14,428,416	$11,731,576

The following table sets forth deferred collaborations and contracts revenue:

	December 31
	2010	2009

Alnylam (a)	$—	$35,987
U.S. Government (b)	760,924	—
Roche (c)	40,232	792,583
BMS current portion (d)	1,181,108	333,867

Deferred revenue, current portion	1,982,264	1,162,437

BMS long-term portion(d)	2,155,478	—

Total deferred revenue	$4,137,742	$1,162,437

(a)	License and collaboration with Alnylam Pharmaceuticals, Inc. (“Alnylam”)

License and Collaboration Agreement with Alnylam through Tekmira

On January 8, 2007, the Company entered into a licensing and collaboration agreement with Alnylam (“Alnylam License and Collaboration”) giving them an exclusive license to certain of the Company’s historical lipid nanoparticle intellectual property for the discovery, development, and commercialization of ribonucleic acid interference (“RNAi”) therapeutics.

Cross-License with Alnylam acquired through Protiva

As a result of the acquisition of Protiva on May 30, 2008, the Company acquired a Cross-License Agreement between Protiva and Alnylam dated August 14, 2007 (the “Alnylam Cross-License”). Alnylam was granted a non-exclusive license to the Protiva intellectual property. Under the Alnylam Cross-License, Alnylam was required to make collaborative research payments at a minimum rate of US$2,000,000 per annum for the provision of the Company’s research staff. The research collaboration under the Alnylam Cross-License expired on August 13, 2009.

Research and development collaboration with Alnylam

Up until December 31, 2008, Alnylam was making collaborative agreement payments to both Tekmira and Protiva. Effective January 1, 2009, all collaborative research with Alnylam is performed under the Alnylam Cross-License and manufacturing is performed under a manufacturing agreement (the “Alnylam Manufacturing Agreement”). Under the Alnylam Manufacturing Agreement the Company continues to be the exclusive manufacturer of any products required by Alnylam through to the end of Phase 2 clinical trials that utilize the Company’s technology. Alnylam pays the Company for the provision of staff and for external costs incurred. Time charged to Alnylam is at a fixed rate and under the Alnylam Manufacturing Agreement there is a contractual minimum for the provision of staff of $11,200,000 over the three years commencing January 1, 2009.

Licensing fees and milestone payments

In 2007, under the Alnylam License and Collaboration, the Company received 361,990 newly issued shares of Alnylam common stock which the Company sold for the net amount of $8,938,867 (US$7,594,619) and a subsequent cash payment of $475,720 (US$405,381) to bring the total up-front payment to $9,414,587 (US$8,000,000). Under a license agreement with the University of British Columbia (“UBC”), the Company made a milestone payment of $941,459, in respect of the up-front payment from Alnylam. In accordance with the Company’s revenue recognition policy, the up-front payment of $9,414,587 and the milestone payment to UBC of $941,459, were deferred and were amortized on a straight-line basis to licensing fee revenue and expense respectively to December 31, 2008, the period over which the Company provided research support under the Alnylam License and Collaboration.

Alnylam has provided non-exclusive access to the Company’s lipid nanoparticle intellectual property to F. Hoffman-La Roche Ltd (“Roche”) and Takeda Pharmaceutical Company Limited (“Takeda”). The Company is eligible to receive up to US$16,000,000 in milestone payments for each RNAi therapeutic advanced by Alnylam or its partners. The Company is also eligible for royalties on product sales. These milestones and royalties will pass through Alnylam. Of the US$16,000,000 potential milestone payments, US$4,500,000 relate to pre-regulatory approval milestones and US$11,500,000 relate to the milestones of regulatory approval and cumulative product sales of over US$500,000,000.

In the year ended December 31, 2010 the Company received a $514,129 (US$500,000) milestone payment from Alnylam in respect of the initiation of Alnylam’s ALN-TTR01 Phase 1 human clinical trial. In the year ended December 31, 2009, the Company received a $596,500 (US$500,000) milestone payment from Alnylam in respect of the initiation of Alnylam’s ALN-VSP Phase 1 human clinical trial.

(b)	Contract with U.S. Government to develop TKM-Ebola

On July 14, 2010, the Company signed a contract with the United States Government to advance TKM-Ebola, an RNAi therapeutic utilizing the Company’s lipid nanoparticle technology to treat Ebola virus infection.

In the initial phase of the contract, which is expected to last approximately three years and is funded as part of the Transformational Medical Technologies program, the Company is eligible to receive up to US$34.7 million. This initial funding is for the development of TKM-Ebola including completion of preclinical development, filing an Investigational New Drug application with the United States Food and Drug Administration (“FDA”) and completing a Phase 1 human safety clinical trial.

The U.S. Government has the option of extending the contract beyond the initial funding period to support the advancement of TKM-Ebola through to the completion of clinical development and FDA approval. Based on the contract’s budget this would provide the Company with up to US$140.0 million in funding for the entire program.

Under the contract the Company is reimbursed for costs incurred, including an allocation of overhead costs, and is paid an incentive fee. If the contract is not completed as originally budgeted then the incentive fee may be increased or decreased.

(c)	Roche collaboration

On May 11, 2009 the Company announced a product development agreement with Roche (the “Roche Product Development Agreement”). Under the Roche Product Development Agreement Roche was to pay the Company up to US$8,800,000 to support the advancement of each Roche RNAi product candidate using the Company’s lipid nanoparticle technology through to the filing of an Investigational New Drug (“IND”) application.

Under the Roche Product Development Agreement Roche is paying the Company for the provision of staff and for external costs incurred. The Company is recognizing revenue in proportion to the services provided up to the reporting date by comparing actual hours spent to estimated total hours for each product under the contract. Revenue from external costs incurred on Roche product candidates is recorded in the period that Roche was invoiced for those costs. The difference between service revenue recognized and cash received is recorded in the Company’s balance sheet as deferred revenue.

On November 17, 2010, Roche announced that, as part of a corporate restructuring, they intend to discontinue research and development in the field of RNAi. Following the announcement Roche confirmed that, except for completing some product stability studies, they would be discontinuing product development with the Company. As at December 31, 2010, the Company retained a deferred revenue balance sufficient to cover the cost of completing those stability studies.

Under a separate February 11, 2009 research agreement with Roche the Company received $923,151 (US$765,000) that was recorded as revenue in 2009.

(d)	Bristol-Myers Squibb collaboration

On May 10, 2010 the Company announced the expansion of its research collaboration with Bristol-Myers Squibb Company (“Bristol-Myers Squibb”). Under the new agreement, Bristol-Myers Squibb will use small interfering RNA (“siRNA”) molecules formulated by the Company in lipid nanoparticles (“LNPs”) to silence target genes of interest. Bristol-Myers Squibb will conduct the preclinical work to validate the function of certain genes and share the data with the Company. The Company can use the preclinical data to develop RNAi therapeutic drugs against the therapeutic targets of interest. The Company received $3,233,400 (US$3,000,000) from Bristol-Myers Squibb concurrent with the signing of the agreement and recorded the amount as deferred revenue. The Company will be required to provide a pre-determined number of LNP batches over the four-year agreement. Bristol-Myers Squibb will have a first right to negotiate a licensing agreement on certain RNAi products developed by the Company that evolve from Bristol-Myers Squibb validated gene targets.

Revenue from the May 10, 2010 agreement with Bristol-Myers Squibb is being recognized as the Company produces the related LNP batches.

(e)	Other RNAi collaborators

The Company has active research agreements with a number of other RNAi collaborators.

(f)	Agreements with Talon Therapeutics, Inc. (“Talon”, formerly Hana Biosciences, Inc.) and related contingent obligation

On May 6, 2006, the Company signed a number of agreements with Talon including the grant of worldwide licenses (the “Talon License Agreement”) for three of the Company’s chemotherapy products, Marqibo®, AlocrestTM (formerly INX-0125, Optisomal Vinorelbine) and BrakivaTM (formerly INX-0076, Optisomal Topotecan).

On May 27, 2009, the Talon License Agreement was amended to decrease the size of near-term milestone payments and increase the size of long-term milestone payments. On September 20, 2010, the Talon License Agreement was amended a second time such that Talon paid $5,916,750 (US$5,750,000) in consideration for reducing certain future payments associated with the product candidates. The payment of $5,916,750 has been recorded as license amendment revenue. The Company is now eligible for future Talon milestones of up to US$19,000,000 upon achievement of further development and regulatory milestones and is also eligible to receive royalties on product sales. If Talon sublicenses any of the product candidates, Tekmira is eligible to receive a percentage of any upfront fees or milestone payments received by Talon.

The Company had a contingent obligation that arose through a Purchase and Settlement Agreement dated June 20, 2006 whereby the Company retired exchangeable and development notes in exchange for contingent consideration including certain future milestone and royalty payments from Talon. Concurrent with signing the second amendment of the Talon License Agreement the Company signed a Waiver and Release with certain contingent creditors, the “Former Noteholders”. The balance of the contingent obligation related to the Talon milestones and royalties immediately prior to signing the Waiver and Release was US$22,835,476. As per the terms of the Waiver and Release the Company paid the Former Noteholders $5,916,750 (US$5,750,000) in full settlement of the contingent obligation and recorded the payment as a loss on the purchase and settlement of the exchangeable and development notes. The Company has no further obligation to the Former Noteholders and will retain any future milestones or royalties received from Talon.

(g)	Aradigm Corporation (“Aradigm”)

The Company entered into a licensing agreement with Aradigm on December 8, 2004 under which Aradigm licensed certain of the Company’s technology. Under this agreement, the Company is eligible to receive up to US$4,750,000 in milestone payments for each disease indication, to a maximum of two, pursued by Aradigm as well as royalties on product revenue resulting from products utilizing the licensed technology. The milestone payments are only payable twice regardless of the number of disease indications pursued.

In 2007 the Company recorded a US$250,000 payment from Aradigm. The Company has not received any subsequent payments from Aradigm.

(h)	License agreement with Merck & Co., Inc. (“Merck”)

As a result of the acquisition of Protiva the Company received a non-exclusive royalty-bearing world-wide license, of certain intellectual property acquired by Merck. Under the license Merck will pay up to US$17,000,000 in milestones for each product it develops using the acquired intellectual property except for the first product for which Merck will pay up to US$15,000,000 in milestones. Merck will also pay royalties on product sales. The license agreement with Merck was entered into as part of a settlement of litigation between Protiva and a Merck subsidiary.

Merck has granted a license to the Company to certain of its intellectual property.

5.	Property and equipment

December 31, 2010	Cost	Accumulated depreciation and impairment	Net book value

Laboratory equipment	$7,668,582	$(6,554,699)	$1,113,883
Leasehold improvements	7,256,186	(5,730,396)	1,525,790
Computer and office equipment	3,080,100	(2,621,522)	458,578
Furniture and fixtures	664,029	(648,864)	15,165

	$18,668,897	$(15,555,481)	$3,113,416

December 31, 2009	Cost	Accumulated depreciation and impairment	Net book value

Laboratory equipment	$7,352,191	$(6,116,631)	$1,235,560
Leasehold improvements	5,671,752	(4,377,986)	1,293,766
Computer and office equipment	3,248,679	(2,478,688)	769,991
Furniture and fixtures	662,242	(640,518)	21,724

	$16,934,864	$(13,613,823)	$3,321,041

6.	Share capital

(a)	Authorized

The Company’s authorized share capital consists of an unlimited number of common and preferred shares without par value.

(b)	Consolidation of common shares

On November 4, 2010 the Company’s common shares were consolidated on a basis of five current common shares for one new common share. All references to common stock, common shares outstanding, average number of common shares outstanding, per share amounts and options in these financial statements and notes thereto have been restated to reflect the common stock consolidation on a retroactive basis.

(c)	Stock-based compensation

The Company has two stock option plans, the 1996 Stock Option Plan and a Protiva Option Plan.

1996 Stock Option Plan

Under the Company’s 1996 Stock Option Plan the Board of Directors may grant options to employees and directors. The exercise price of the options is determined by the Company’s Board of Directors but will be at least equal to the closing market price of the common shares on the day preceding the date of grant and the term may not exceed 10 years. Options granted generally vest over three years for employees and immediately for directors.

Concurrent with the announcement of the acquisition of Protiva on March 28, 2008, the Company’s Board approved the accelerated vesting of all options outstanding under the Company’s 1996 Share Option Plan such that all options outstanding at that date became fully vested and exercisable. Any stock based compensation expense not yet recognized with respect to the options with accelerated vesting was recognized on May 30, 2008, the date that Protiva was acquired.

On May 28, 2008 and May 12, 2009, the shareholders of the Company approved increases to the number of shares reserved for issuance under the Company’s 1996 Stock Option Plan of 297,400 and 266,200, respectively, thereby increasing the maximum common shares available under the plan to 1,369,255 of which 193,965 common shares remain available for future allocation as at December 31, 2010.

Stock option activity for the Company’s 1996 Stock Option Plan

	Number of optioned common shares	Weighted average exercise price	Aggregate intrinsic value

Balance, December 31, 2007	522,699	$17.40	$1,205,332
Options granted	526,990	4.25
Options exercised	(8,548)	3.50	25,550
Options forfeited, cancelled or expired	(123,456)	7.95

Balance, December 31, 2008	917,685	11.25	32,546
Options granted	2,640	4.85
Options exercised	(3,852)	2.05	11,515
Options forfeited, cancelled or expired	(50,845)	30.90

Balance, December 31, 2009	865,628	10.10	705,885
Options granted	275,225	4.40
Options exercised	(9,548)	3.63	29,320
Options forfeited, cancelled or expired	(47,873)	27.38

Balance, December 31, 2010	1,083,432	$7.95	$756,628

Options under the 1996 Stock Option Plan expire at various dates from January 7, 2011 to December 16, 2020.

The following table summarizes information pertaining to stock options outstanding at December 31, 2010 under the Company’s 1996 Stock Option Plan:

Range of Exercise prices	Number of options outstanding	Options outstanding December 31, 2010		Options exercisable December 31, 2010
		Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options exercisable	Weighted average exercise price

$1.50 to $2.80	156,236	7.9	$1.72	114,189	$1.73
$3.00 to $3.85	323,970	7.5	3.51	223,760	3.35
$4.05 to $4.67	121,213	8.8	4.67	60,786	4.66
$5.35 to $5.90	285,292	6.8	5.56	284,595	5.56
$6.45 to $8.90	118,586	6.4	6.96	100,084	6.77
$10.40 to $70.50	78,135	2.0	54.16	78,135	54.16

$1.50 to $70.50	1,083,432	7.0	$7.95	861,549	$8.96

A summary of the Company’s non-vested stock option activity and related information for the year ended December 31, 2010 is as follows:

	Number of optioned common shares	Weighted average fair value

Non-vested at December 31, 2009	111,552	$2.05
Options granted	275,225	3.82
Options vested	(153,982)	3.04
Options forfeited	(10,912)	3.73

Non-vested at December 31, 2010	221,883	$3.47

The weighted average remaining contractual life for options expected to vest at December 31, 2010 was 9.0 years and the weighted average exercise price for these options was $4.02 per share.

The aggregate intrinsic value of options expected to vest as at December 31, 2010 was $175,905 (December 31, 2009 - $197,827; December 31, 2008 - $24,369).

The total fair value of options that vested during the year ended December 31, 2010 was $468,105 (2009 - $496,263; 2008 - $1,621,341).

At December 31, 2010, there were 861,549 options exercisable (December 31, 2009 – 754,076; December 31, 2008 – 681,692) with a weighted average exercise price of $1.79. The weighted average remaining contractual life of exercisable options as at December 31, 2010 was 6.5 years. The aggregate intrinsic value of options exercisable at December 31, 2010 was $573,008.

Valuation assumptions for the Company’s 1996 Stock Option Plan

The fair value of stock options at date of grant, based on the following assumptions, was estimated using the Black-Scholes option-pricing model. Assumptions on the dividend yield are based on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends. Assumptions about the Company’s expected stock-price volatility are based on the historical volatility of the Company’s publicly traded stock. The risk-free interest rate used for each grant is equal to the zero coupon rate for instruments with a similar expected life. Expected life assumptions are based on the Company’s historical data. The Company currently expects, based on an analysis of its historical forfeitures, that no options will be forfeited by senior employees and that approximately 94% of its options issued to non-senior employees will ultimately vest, and based on a three year vesting period has applied an annual forfeiture rate of 2.0% to all unvested options held by non-senior employees as of December 31, 2010. The Company will record additional expense if the actual forfeitures are lower than estimated and will record a recovery of prior expense if the actual forfeitures are higher than estimated. The weighted average option pricing assumptions and the resultant fair values are as follows:

	Year ended December 31
	2010	2009	2008

Dividend yield	0.0%	0.0%	0.0%
Expected volatility	116.9%	144.0%	123.2%
Risk-free interest rate	2.6%	2.5%	2.8%
Expected average option term	6.6 years	5.0 years	7.2 years
Fair value of options granted	$3.82	$4.35	$3.85

Stock-based compensation expense for the Company’s 1996 Stock Option Plan

An expense for stock-based compensation for options awarded to employees and calculated in accordance with the fair value method has been recorded in the consolidated statements of operations and comprehensive loss as follows:

	Year ended December 31
	2010	2009	2008

Research, development, collaborations and contracts expenses	$533,508	$207,234	$1,329,263
General and administrative expenses	117,112	58,451	443,088

Total	$650,620	$265,685	$1,772,351

At December 31, 2010, there remains $611,076 of unearned compensation expense related to unvested employee stock options to be recognized as expense over a weighted-average period of approximately 12 months.

Protiva Option Plan

On May 30, 2008, as a condition of the acquisition of Protiva Biotherapeutics Inc., a total of 350,457 common shares of the Company were reserved for the exercise of 519,073 Protiva share options (“Protiva Options”). The Protiva Options have an exercise price of $0.30, were fully vested as of May 30, 2008, expire at various dates from January 22, 2011 to March 1, 2018 and upon exercise each option will be converted into approximately 0.6752 shares of the Company (the same ratio at which Protiva common shares were exchanged for Company common shares at completion of the acquisition of Protiva). The Protiva Options are not part of the Company’s 1996 Stock Option Plan and the Company is not permitted to grant any further Protiva Options. To December 31, 2009, none of the Protiva Options had been exercised, forfeited or cancelled.

The following table sets forth outstanding options under the Protiva Option Plan:

	Number of Protiva Options	Equivalent number of Company common shares	Weighted average exercise price

Balance, December 31, 2008 and 2009	519,073	350,457	$0.30
Options exercised	(850)	(574)	0.30
Options forfeited, cancelled or expired	—	—	0.30

Balance, December 31, 2010	518,223	349,883	$0.30

The weighted average remaining contractual life of exercisable Protiva Options as at December 31, 2010 was 4.7 years.

The aggregate intrinsic value of Protiva Options outstanding at December 31, 2010 was $1,469,509. The intrinsic value of Protiva Options exercised in the year ended December 31, 2010 was $2,688 (2009 - $nil; 2008 - $nil).

7.	Government grants and refundable investment tax credits

Government grants and refundable investment tax credits have been netted against research and development expenses.

Government grants for the year ended December 31, 2010 include $191,194 in funding from the US Army Medical Research Institute for Infectious Diseases (2009 - $775,292; 2008 - $239,031).

The Company’s estimated claim for refundable Scientific Research and Experimental Development investment tax credits for the year ended December 31, 2010 is $196,556 (2009 - $139,502; 2008 - $128,758).

8.	Termination and restructuring expenses

In May 2008, as a condition of closing the business combination with Protiva (note 3) the employment contract of the Company’s previous Chief Executive Officer was terminated and an expense of $1,984,266 was recorded. The termination sum was paid out as salary continuance until August 31, 2010. There was no remaining unpaid balance as at December 31, 2010 (December 31, 2009 - $608,550; December 31, 2008 - $1,484,757).

In October 2008, as part of the integration of the operations of Tekmira and Protiva, the Company completed a restructuring that resulted in a reduction in workforce of 15 employees. The Company recorded an expense of $1,188,278 in respect of these 15 employees. As at December 31, 2010 there was no remaining unpaid balance (December 31, 2009 - $5,284; December 31, 2008 - $235,393).

9.	Income taxes

Income tax (recovery) expense varies from the amounts that would be computed by applying the combined Canadian federal and provincial income tax rate of 28.5% (year ended December 31, 2009 – 30.0%; 2008 – 31.0%) to the loss before income taxes as shown in the following tables:

	Year ended December 31
	2010	2009	2008

Computed taxes (recoveries) at Canadian federal and provincial tax rates	$(3,538,412)	$(2,624,747)	$(9,275,325)
Difference due to change in enacted tax rates	—	635,462	237,731
Permanent and other differences	1,409,918	927,938	(200,276)
Change in valuation allowance	2,880,000	1,061,347	9,237,870
Utilization of non-capital loss carryforwards	(751,506)	—	—

Income tax (recovery) expense	$—	$—	$—

As at December 31, 2010, the Company has investment tax credits available to reduce Canadian federal income taxes of $9,277,707 (December 31, 2009 - $5,304,810) and provincial income taxes of $4,470,380 (December 31, 2009 - $2,781,784) and expiring between 2011 and 2030.

At December 31, 2010, the Company has scientific research and experimental development expenditures of $44,061,609 (December 31, 2009 - $27,483,678) available for indefinite carry-forward and $18,991,636 (December 31, 2009 - $23,758,157) of net operating losses due to expire between 2015 and 2030 and which can be used to offset future taxable income in Canada.

Significant components of the Company’s future tax assets are shown below:

	December 31
	2010	2009

Future tax assets:
Non-capital loss carry-forwards	$4,088,000	$5,940,000
Research and development deductions	11,015,000	6,871,000
Book amortization in excess of tax	2,938,000	3,436,000
Share issue costs	146,000	213,000
Revenue recognized for tax purposes in excess of revenue recognized for accounting purposes	1,034,000	291,000
Tax value in excess of accounting value in lease inducements	87,000	124,000
Provincial investment tax credits	1,082,000	629,000
Accounting value in excess of tax value in intangible assets	75,000	81,000

Total future tax assets	20,465,000	17,585,000

Valuation allowance	(20,465,000)	(17,585,000)

Net future tax assets	$—	$—

Under a Plan of Arrangement (Note 2) completed on April 30, 2007, Inex’s non-capital losses and scientific research and experimental development pool of undeducted expenditures as well as the federal non-refundable investment tax credits generated from the business through April 30, 2007 are not available to the Company. The balances at December 31, 2010 represent the balances available to the Company.

The potential income tax benefits relating to the future tax assets shown in the table have not been recognized in the accounts as their realization does not meet the requirements of “more likely than not” under the liability method of tax allocation. Accordingly, no future tax assets have been recognized as at December 31, 2010 and December 31, 2009.

10.	Commitments and contingencies

Property lease

Effective July 29, 2009 the Company signed an amendment to the operating lease for its laboratory and office premises. The amended lease expires in July 2014 but the Company has the option to extend the lease to 2017 and then to 2022 and then to 2027. The amended lease included a signing incentive payment. In accordance with the Company’s accounting policy the signing incentive payment is being amortized on a straight-line basis over the term of the amended lease.

Following the lease amendment the minimum commitment, contracted sub-lease income and net commitment for rent and estimated operating costs, are as follows:

	Lease commitment	Sub-lease income	Net commitment
Year ended December 31, 2011	$1,285,000	$(194,000)	$1,091,000
Year ended December 31, 2012	1,285,000	(186,000)	1,099,000
Year ended December 31, 2013	1,285,000	—	1,285,000
Year ended December 31, 2014	750,000	—	750,000

	$4,605,000	$(380,000)	$4,225,000

The Company’s lease expense, net of sub-lease income, for the year ended December 31, 2010 of $931,606 has been recorded in the consolidated statements of operations and comprehensive loss in research, development, collaborations and contracts and general and administrative expenses (2009 - $1,008,290; 2008 - $1,447,850).

The Company has netted $194,281 of sub-lease income against lease expense in the year ended December 31, 2010 (year ended December 31, 2009 - $191,376; 2008 - $208,518).

Product development partnership with the Canadian Government

The Company entered into a Technology Partnerships Canada (“TPC”) agreement with the Canadian Federal Government on November 12, 1999. Under this agreement, TPC agreed to fund 27% of the costs incurred by the Company, prior to March 31, 2004, in the development of certain oligonucleotide product candidates up to a maximum contribution from TPC of $9,329,912. As at December 31, 2010, a cumulative contribution of $3,701,571 has been received and the Company does not expect any further funding under this agreement. In return for the funding provided by TPC, the Company agreed to pay royalties on the share of future licensing and product revenue, if any, that is received by the Company on certain non-siRNA oligonucleotide product candidates covered by the funding under the agreement. These royalties are payable until a certain cumulative payment amount is achieved or until a pre-specified date. In addition, until a cumulative amount equal to the funding actually received under the agreement has been paid to TPC, the Company agreed to pay royalties of between 0.375% and 5% on the share of future product revenue, if any, for Marqibo that is received by the Company. To December 31, 2010 the Company has not made any royalty payments to TPC.

Contingently payable promissory notes

The Company has a contingent liability of US$12,000,000 in regard to certain promissory notes and has a related, equal and offsetting contingent asset receivable from a third party as described in note 3.

11.	Related party transactions

Research, development, collaborations and contracts expenses in the year December 31, 2009 include $44,415 of contract research costs, measured at the cash amount and incurred in the normal course of operations with Ricerca Biosciences, LLC (“Ricerca”) whose Chief Executive Officer is also a director of the Company (year ended December 31, 2010 - $nil; year ended December 31, 2008 - $nil). There was no balance in accounts payable and accrued liabilities at December 31, 2010 in respect of Ricerca (December 31, 2009 - $nil). There were no related party transactions in the year ended December 31, 2010.

12.	Concentrations of business risk

Credit risk

Credit risk is defined by the Company as an unexpected loss in cash and earnings if a collaborative partner is unable to pay its obligations in due time. The Company’s main source of credit risk is related to its accounts receivable balance which principally represents temporary financing provided to collaborative partners in the normal course of operations. Accounts receivable from the U.S. Government as at December 31, 2010 were $2,031,980 and represent 61% of total accounts receivable as at that date (December 31, 2009 - $nil). Accounts receivable from Alnylam as at December 31, 2010 were $836,655 and represent 20% of total accounts receivable as at that date (December 31, 2009 - $398,658 and 38%).

The Company does not currently maintain a provision for bad debts as the majority of accounts receivable are from collaborative partners or government agencies and are considered low risk.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at December 31, 2010 was the accounts receivable balance of $3,318,729 (December 31, 2009 - $1,052,895).

The aging of accounts receivable at the reporting date was:

	December 31
	2010	2009
Current	$3,318,729	$898,859
Past due 0-30 days	—	154,036

	$3,318,729	$1,052,895

Significant collaborators and customers risk

We depend on a small number of collaborators and customers for a significant portion of our revenues (see note 4).

Liquidity Risk

Liquidity risk results from the Company’s potential inability to meet its financial liabilities, for example payments to suppliers. The Company ensures sufficient liquidity through the management of net working capital and cash balances.

The Company’s liquidity risk is primarily attributable to its cash and cash equivalents. The Company limits exposure to liquidity risk on its liquid assets through maintaining its cash and cash equivalent deposits with high-credit quality financial institutions. Due to the nature of these investments, the funds are available on demand to provide optimal financial flexibility.

The Company believes that its current sources of liquidity are sufficient to cover its likely applicable short term cash obligations. The Company’s financial obligations include accounts payable and accrued liabilities which generally fall due within 45 days.

The net liquidity of the Company is considered to be the cash, cash equivalents and short-term investments funds available less accounts payable and accrued liabilities.

	December 31
	2010	2009

Cash, cash equivalents and short term investments	$12,346,010	$24,397,740
Less: Accounts payable and accrued liabilities	(6,151,923)	(5,653,827)

	$6,194,087	$18,743,913

Foreign currency risk

The Company’s revenues and operating expenses are denominated in both Canadian and US dollars so the results of the Company’s operations are subject to currency transaction and translation risk.

The operating results and financial position of the Company are reported in Canadian dollars in the Company’s financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the Company’s income or loss and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

The Company manages its US dollar exchange rate risk by using cash received from US dollar revenues to pay US dollar expenses and by limiting its holdings of US dollar cash and cash equivalent balances to working capital levels. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The Company’s exposure to US dollar currency expressed in Canadian dollars was as follows:

	December 31
	2010	2009

Cash and cash equivalents	$1,067,205	$293,027
Accounts receivable	2,042,065	520,892
Accounts payable and accrued liabilities	(3,485,715)	(1,765,874)

	$(376,445)	$(951,955)

An analysis of the Company’s sensitivity to foreign currency exchange rate movements is not provided in these financial statements as a large proportion of the Company’s foreign currency purchases are reimbursed by collaborators and customers so mitigates the Company’s foreign currency risk.

13.	Supplementary information

Accounts payable and accrued liabilities is comprised of the following:

	December 31
	2010	2009

Trade accounts payable	$3,035,273	$2,090,672
Research and development accruals	1,241,630	1,246,053
Professional fee accruals	1,030,405	548,551
Executive termination cost accrual	—	608,550
Restructuring cost accruals	34,999	40,283
Deferred lease inducements	346,098	495,229
Other accrued liabilities	463,518	624,489

	$6,151,923	$5,653,827

14.	Subsequent event

(a) On March 16, 2011, the Company announced that it had filed a complaint against Alnylam Pharmaceuticals, Inc. for misappropriation and misuse of trade secrets, know-how and other confidential information, unfair and deceptive trade practices, unjust enrichment, unfair competition and false advertising. The suit, filed in the Business Litigation Session of the Massachusetts Superior Court, alleges Alnylam exploited its confidential relationship as a collaborator with the Company to engage in inappropriate and harmful conduct concerning the Company’s proprietary lipid nanoparticle siRNA delivery technology, resulting in damage to the Company’s intellectual property and business interests.

(b) On April 6, 2011, Alnylam filed an answer to the Company’s complaint denying its claims and filed a counterclaim asserting breach of contract, defamation, breach of covenant not to sue and breach of patent prosecution and non-use provisions. Alnylam is seeking dismissal of the Company’s claim as well as damages and equitable relief.

(c) On June 3, 2011, the Company filed an amended complaint against Alnylam. The Company’s amended complaint adds new claims alleging breach of contract, breach of the implied covenant of good faith and fair dealing, tortious interference with contractual relationships, and civil conspiracy. The amended complaint also adds AlCana Technologies, Inc. (Alcana) as a defendant and asserts claims alleging misappropriation of trade secrets, tortious interference with contractual relations, unjust enrichment, unfair and deceptive acts and trade practices, and civil conspiracy against AlCana. The Company is seeking damages based on Alnylam’s conduct as alleged in the amended complaint including termination of Alnylam’s license to the Company’s technology.

15.	Reconciliation of Generally Accepted Accounting Principles (GAAP)

The Company prepares its consolidated financial statements in accordance with U.S. GAAP, which, as applied in these consolidated financial statements, conform in all material respects to Canadian GAAP, except as summarized below:

Reconciliation of net loss and comprehensive loss

The application of Canadian GAAP would have the following effects on the net loss and comprehensive loss as reported:

	Year ended December 31
	2010	2009	2008

Net loss and comprehensive loss for the period, U.S. GAAP	$(12,415,480)	$(8,749,157)	$(29,920,403)
Adjustment for in–process research and development	(1,015,750)	(1,015,750)	15,659,479

Net loss and comprehensive loss for the period, Canadian GAAP	$(13,431,230)	$(9,764,907)	$(14,260,924)

Basic and diluted loss per common share, Canadian GAAP	$(1.30)	$(0.95)	$(1.76)

The application of Canadian GAAP would have the following effects on the balance sheet as reported:

Intangible assets
	December 31
	2010	2009	2008
Intangible assets, U.S. GAAP	$—	$—	$—
Adjustments for in–process research and development	13,627,979	14,643,729	15,659,479

Intangible assets, Canadian GAAP	$13,627,979	$14,643,729	$15,659,479

Deficit
	December 31
	2010	2009	2008
Deficit, U.S. GAAP	$(248,910,761)	$(236,495,281)	$(227,746,124)
Adjustment for in–process research and development	13,627,979	14,643,729	15,659,479

Deficit, Canadian GAAP	$(235,282,782)	$(221,851,552)	$(212,086,645)

Under Canadian GAAP, the in-process research and development acquired from Protiva on May 30, 2008 would be recorded on the Company’s Balance Sheet as intangible assets and would be amortized over its estimated useful life of 16 years. Under U.S. GAAP, the in-process research and development acquired from Protiva was expensed at the time of acquisition as it has no alternative future use.

Other disclosures require by Canadian GAAP

Capital Disclosures

The Company’s board of directors’ (“Board”) policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Management defines capital as the Company’s total shareholders’ equity. To maintain the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or structure collaborative and license agreements in a particular way. The Company has not yet attained sustainable profitable operations, therefore the Board has not established quantitative return on capital criteria for management.

As of December 31, 2010 the Company’s total equity was $10,732,578 (2009 - $22,462,525).

In the year ended December 31, 2010, total equity decreased 52% and in the year ended December 31, 2009, total equity decreased 27%, in both cases due to an increase in deficit. There were no changes in the Company’s approach to capital management during the year ended December 31, 2010 or the year ended December 31, 2009. The Company is not subject to externally imposed capital requirements.

Interest rate risk

The Company invests its cash reserves in bankers’ acceptances and high interest savings accounts issued by major Canadian banks. The Company’s audit committee approves a list of acceptable investments on a quarterly basis. A 100 basis point decrease in the interest rate would have resulted in the Company earning no interest and an increase in net losses of $151,973 for the year ended December 31, 2010. A 100 basis point increase in interest rates would have resulted in a decrease in net losses of $151,973. This analysis assumes that all other variables, in particular interest rates, remain constant.

At December 31, 2010, the Company’s cash equivalents held in bankers’ acceptances and high interest savings accounts bore a weighted average interest rate of 1.2% (December 31, 2009 – 0.4%).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEKMIRA PHARMACEUTICALS CORPORATION

/s/ Mark J. Murray
Name: Mark J. Murray
Title: President and Chief Executive Officer

Date: June 3, 2011

INDEX TO THE EXHIBITS

Exhibit Number	Description

1.1	Notice of Articles and Articles of the Company

2.1	Subscription Agreement, between the Company and Alnylam Pharmaceuticals, Inc., dated March 28, 2008

2.2	Subscription Agreement, between the Company and Roche Finance Ltd., dated March 31, 2008

4.1†	Amendment No. 1 to the Amended and Restated Agreement, between the Company (formerly Inex Pharmaceuticals Corporation) and Hana Biosciences, Inc., effective as of May 27, 2009

4.2†	Amended and Restated License Agreement, between Inex Pharmaceuticals Corporation and Hana Biosciences, Inc, dated April 30, 2007

4.3†	Sublicense Agreement, between Inex Pharmaceuticals Corporation and Alnylam Pharmaceuticals, Inc., dated January 8, 2007

4.4†	Amended and Restated License and Collaboration Agreement, between the Company and Alnylam Pharmaceuticals, Inc., effective as of May 30, 2008

4.5†	Amended and Restated Cross-License Agreement, between Alnylam Pharmaceuticals, Inc. and Protiva Biotherapeutics Inc., dated May 30, 2008

4.6†	License Agreement, between Inex Pharmaceuticals and Aradigm Corporation, dated December 8, 2004

4.7†	Settlement Agreement, between Sirna Therapeutics, Inc. and Merck & Co., Inc. and Protiva Biotherapeutics Inc. and Protiva Biotherapeutics (USA), Inc., effective as of October 9, 2007

4.8†	Development, Manufacturing and Supply Agreement, between the Company and Alnylam Pharmaceuticals, Inc., dated January 2, 2009

4.9	Executive Employment Agreement with Ian Mortimer, dated March 26, 2008

4.10	Executive Employment Agreement with Ian MacLachlan, dated May 30, 2008

4.11	Executive Employment Agreement with Mark Murray, dated May 30, 2008

4.12	Executive Employment Agreement with Peter Lutwyche, dated January 1, 2009

4.13	Share Option Plan amended through May 12, 2009 (including form stock option agreements)

4.14	Lease Agreement with Canada Lands Company CLC Limited dated December 15, 1997, as amended

4.15	Form of Indemnity Agreement

4.16†	Award Contract with USASMDC/ARSTRAT effective date July 14, 2010

4.17†	License Agreement between the University of British Columbia and Inex Pharmaceuticals Corporation executed on July 30, 2001

4.18†	Amendment Agreement between the University of British Columbia and Inex Pharmaceuticals Corporation dated July 11, 2006

4.19†	Second Amendment Agreement between the University of British Columbia and Inex Pharmaceuticals Corporation dated January 8, 2007

4.20†	Consent Agreement of the University of British Columbia to Inex/Alnylam Sublicense Agreement dated January 8, 2007

4.21†	Amendment No. 2 to the Amended and Restated Agreement, between the Company (formerly Inex Pharmaceuticals Corporation) and Hana Biosciences, Inc., effective as of September 20, 2010.

8.1	List of Subsidiaries

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of KPMG LLP

†	Portions of this exhibit have been omitted based on an application for confidential treatment from the SEC. The omitted portions of these exhibits have been submitted separately with the SEC.