Form 20-F/A
period 2010-12-31
TEKMIRA PHARMACEUTICALS Corp
filed 2012-01-31
CIK 1447028

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

to

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 20-F of Tekmira Pharmaceuticals Corporation (the “Company”) for the fiscal year ended December 31, 2010, originally filed with the Securities and Exchange Commission (the “SEC”) on June 3, 2011 (the “Original Report”), is being filed solely for the purpose of amending Exhibits 4.2, 4.3, 4.4, 4.5, 4.6, 4.7 and 4.8 in response to comments received from the Staff of the SEC following a review of the Company’s confidential treatment request related to certain information contained in such Exhibits. Exhibits 4.2, 4.3, 4.4, 4.5, 4.6, 4.7 and 4.8 to this Amendment No. 1 supercede and replace the corresponding exhibits to the Original Report.

This Amendment No. 1 consists of a cover page, this explanatory note, a list of exhibits (Item 19 of Part III), a signature page and Exhibits 4.2, 4.3, 4.4, 4.5, 4.6, 4.7 and 4.8.

This Amendment No. 1 speaks as of the initial filing date of the Original Report. Other than as expressly set forth above, no part of the Original Report is being amended. Accordingly, other than as discussed above, this Amendment No. 1 does not purport to amend, update or restate any other information or disclosure included in the Original Report or reflect any events that have occurred after the initial filing date of the Original Report. As a result, the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 continues to speak as of June 3, 2011 or, to the extent applicable, such other date as may be indicated in the Original Report.

PART III

Item 19.	EXHIBITS

Exhibit Number	Description

1.1*	Notice of Articles and Articles of the Company

2.1*	Subscription Agreement, between the Company and Alnylam Pharmaceuticals, Inc., dated March 28, 2008

2.2*	Subscription Agreement, between the Company and Roche Finance Ltd., dated March 31, 2008

4.1†*	Amendment No. 1 to the Amended and Restated Agreement, between the Company (formerly Inex Pharmaceuticals Corporation) and Hana Biosciences, Inc., effective as of May 27, 2009

4.2†**	Amended and Restated License Agreement, between Inex Pharmaceuticals Corporation and Hana Biosciences, Inc, dated April 30, 2007

4.3†**	Sublicense Agreement, between Inex Pharmaceuticals Corporation and Alnylam Pharmaceuticals, Inc., dated January 8, 2007

4.4†**	Amended and Restated License and Collaboration Agreement, between the Company and Alnylam Pharmaceuticals, Inc., effective as of May 30, 2008

4.5†**	Amended and Restated Cross-License Agreement, between Alnylam Pharmaceuticals, Inc. and Protiva Biotherapeutics Inc., dated May 30, 2008

4.6†**	License Agreement, between Inex Pharmaceuticals and Aradigm Corporation, dated December 8, 2004

4.7†**	Settlement Agreement, between Sirna Therapeutics, Inc. and Merck & Co., Inc. and Protiva Biotherapeutics Inc. and Protiva Biotherapeutics (USA), Inc., effective as of October 9, 2007

4.8†**	Development, Manufacturing and Supply Agreement, between the Company and Alnylam Pharmaceuticals, Inc., dated January 2, 2009

4.9*	Executive Employment Agreement with Ian Mortimer, dated March 26, 2008

4.10*	Executive Employment Agreement with Ian MacLachlan, dated May 30, 2008

4.11*	Executive Employment Agreement with Mark Murray, dated May 30, 2008

4.12*	Executive Employment Agreement with Peter Lutwyche, dated January 1, 2009

4.13*	Share Option Plan amended through May 12, 2009 (including form stock option agreements)

4.14*	Lease Agreement with Canada Lands Company CLC Limited dated December 15, 1997, as amended

4.15*	Form of Indemnity Agreement

4.16†*	Award Contract with USASMDC/ARSTRAT effective date July 14, 2010

4.17†*	License Agreement between the University of British Columbia and Inex Pharmaceuticals Corporation executed on July 30, 2001

4.18†*	Amendment Agreement between the University of British Columbia and Inex Pharmaceuticals Corporation dated July 11, 2006

4.19†*	Second Amendment Agreement between the University of British Columbia and Inex Pharmaceuticals Corporation dated January 8, 2007

4.20†*	Consent Agreement of the University of British Columbia to Inex/Alnylam Sublicense Agreement dated January 8, 2007

4.21†*	Amendment No. 2 to the Amended and Restated Agreement, between the Company (formerly Inex Pharmaceuticals Corporation) and Hana Biosciences, Inc., effective as of September 20, 2010

8.1*	List of Subsidiaries

12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

13.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

15.1*	Consent of KPMG LLP

*	Previously filed.
**	Filed herewith.
†	The Company was granted confidential treatment for portions of these exhibits pursuant to Rule 24b-2 under the U.S. Securities Exchange Act of 1934, as amended.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEKMIRA PHARMACEUTICALS CORPORATION

/s/ Mark J. Murray
Name: Mark J. Murray
Title: President and Chief Executive Officer

Date: January 31, 2012

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Notice of Articles and Articles of the Company

2.1*	Subscription Agreement, between the Company and Alnylam Pharmaceuticals, Inc., dated March 28, 2008

2.2*	Subscription Agreement, between the Company and Roche Finance Ltd., dated March 31, 2008

4.1†*	Amendment No. 1 to the Amended and Restated Agreement, between the Company (formerly Inex Pharmaceuticals Corporation) and Hana Biosciences, Inc., effective as of May 27, 2009

4.2†**	Amended and Restated License Agreement, between Inex Pharmaceuticals Corporation and Hana Biosciences, Inc, dated April 30, 2007

4.3†**	Sublicense Agreement, between Inex Pharmaceuticals Corporation and Alnylam Pharmaceuticals, Inc., dated January 8, 2007

4.4†**	Amended and Restated License and Collaboration Agreement, between the Company and Alnylam Pharmaceuticals, Inc., effective as of May 30, 2008

4.5†**	Amended and Restated Cross-License Agreement, between Alnylam Pharmaceuticals, Inc. and Protiva Biotherapeutics Inc., dated May 30, 2008

4.6†**	License Agreement, between Inex Pharmaceuticals and Aradigm Corporation, dated December 8, 2004

4.7†**	Settlement Agreement, between Sirna Therapeutics, Inc. and Merck & Co., Inc. and Protiva Biotherapeutics Inc. and Protiva Biotherapeutics (USA), Inc., effective as of October 9, 2007

4.8†**	Development, Manufacturing and Supply Agreement, between the Company and Alnylam Pharmaceuticals, Inc., dated January 2, 2009

4.9*	Executive Employment Agreement with Ian Mortimer, dated March 26, 2008

4.10*	Executive Employment Agreement with Ian MacLachlan, dated May 30, 2008

4.11*	Executive Employment Agreement with Mark Murray, dated May 30, 2008

4.12*	Executive Employment Agreement with Peter Lutwyche, dated January 1, 2009

4.13*	Share Option Plan amended through May 12, 2009 (including form stock option agreements)

4.14*	Lease Agreement with Canada Lands Company CLC Limited dated December 15, 1997, as amended

4.15*	Form of Indemnity Agreement

4.16†*	Award Contract with USASMDC/ARSTRAT effective date July 14, 2010

4.17†*	License Agreement between the University of British Columbia and Inex Pharmaceuticals Corporation executed on July 30, 2001

4.18†*	Amendment Agreement between the University of British Columbia and Inex Pharmaceuticals Corporation dated July 11, 2006

4.19†*	Second Amendment Agreement between the University of British Columbia and Inex Pharmaceuticals Corporation dated January 8, 2007

4.20†*	Consent Agreement of the University of British Columbia to Inex/Alnylam Sublicense Agreement dated January 8, 2007

4.21†*	Amendment No. 2 to the Amended and Restated Agreement, between the Company (formerly Inex Pharmaceuticals Corporation) and Hana Biosciences, Inc., effective as of September 20, 2010

8.1*	List of Subsidiaries

12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

13.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

15.1*	Consent of KPMG LLP

*	Previously filed.
**	Filed herewith.
†	The Company was granted confidential treatment for portions of these exhibits pursuant to Rule 24b-2 under the U.S. Securities Exchange Act of 1934, as amended.