Form 20-F
period 2011-12-31
TEKMIRA PHARMACEUTICALS Corp
filed 2012-03-27
CIK 1447028

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

N/A

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2011 was 12,148,636 common shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes  ☐  No  ☒

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes   ☒  No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes  ☒  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

Except as noted, the information set forth in this Annual Report is as of December 31, 2011 and, except as noted, all information included in this document should only be considered correct as of such date.

FORWARD LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). Forward-looking statements are generally identifiable by use of the words “believes,” “may,” “plans,” “will,” “anticipates,” “intends,” “budgets,” “could,” “estimates,” “expects,” “forecasts,” “projects” and similar expressions, and the negative of such expressions. Forward-looking statements in this Annual Report include statements about Tekmira’s strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; estimates of the number of clinical development programs to be undertaken by Tekmira and its product development partners; selection of additional product candidates; timing of release of clinical data; the quantum and timing of potential funding; use of lipid nanoparticle (LNP) technology by Tekmira’s licensees; the effects of Tekmira’s products on the treatment of elevated low-density lipoprotein (LDL) cholesterol, cancer and infectious disease and alcohol dependence; the ALN-VSP, ALN-TTR, and ALN-PCS product development programs of Alnylam Pharmaceuticals, Inc.; Tekmira’s expectations with respect to existing and future agreements with third parties; statements about the initiation and details of the TKM-Ebola Phase 1 human clinical trial; statements about the nature, prospects and anticipated timing to resolve the Tekmira’s litigation with Alnylam and AlCana Technologies, Inc., including the patent infringement lawsuit; the nature, scope and quantum of damages sought by Tekmira from Alnylam and AlCana; statements about the injunction granted by the Supreme Court of British Columbia against certain individuals from AlCana; measures taken to ensure that Tekmira can pursue the litigation with Alnylam and AlCana without interruption to Tekmira’s core business activities; statements about the USPTO patent interference proceedings between Alnylam and Tekmira; estimates and scope of Tekmira’s financial guidance and expected cash runway; and estimates of the length of time Tekmira’s business will be funded by its anticipated financial resources.

With respect to the forward-looking statements contained in this Annual Report, Tekmira has made numerous assumptions regarding, among other things: LNP’s status as a leading RNAi delivery technology; the effectiveness of Tekmira’s products as a treatment for high LDL cholesterol, cancer, infectious disease, and alcohol dependence; the developmental milestones and approvals required to trigger funding for TKM-Ebola from the Transformational Medical Technologies program; results in non-human primates are indicative of the potential effect in humans; Tekmira’s research and development capabilities and resources; U.S. Food and Drug Administration (FDA) approval with respect to commencing clinical trials; the timing and obtaining of regulatory approvals for Tekmira’s products; the timing and results of clinical data releases and use of LNP technology by Tekmira’s development partners and licensees; the time required to complete research and product development activities; the timing and quantum of payments to be received under contracts with Tekmira’s collaborative partners including the U.S. Government and the manufacturing agreement with Alnylam; the nature and prospects of the litigation with Alnylam and AlCana, including the patent infringement lawsuit filed by Alnylam; based on the conduct of Alnylam and AlCana, the nature, scope and quantum of damages that Tekmira is entitled to; costs and timing of the litigation with Alnylam and AlCana and the effects of such on Tekmira’s financial position and execution of Tekmira’s business strategy; the effect of Alnylam’s and AlCana’s answers and counterclaims on Tekmira’s litigation position; the sufficiency of budgeted capital expenditures in carrying out planned activities; Tekmira’s ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others; the ability to succeed at establishing a successful commercialization program for any of Tekmira’s products; and the availability and cost of labor and services. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, but are not limited to, the risks and uncertainties discussed below in Item 3D – Risk Factors. Additional risks and uncertainties not currently known to us or that we currently believe to be immaterial may also materially adversely affect our business, financial condition, and/or operating results.

Additional discussion of the risks and uncertainties facing Tekmira appear in Tekmira’s public filings available at www.sedar.com or at www.sec.gov/edgar. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3	KEY INFORMATION

3A.	Selected Financial Data

The following table presents selected financial data derived from Tekmira’s audited consolidated financial statements for the fiscal years ended December 31, 2011, 2010, 2009, 2008, and 2007. You should read this information in conjunction with our financial statements for the periods presented, as well as Item 4 “Information on the Company” and Item 5 “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

Summary Financial Information

Under U.S. GAAP (1) (in thousands of Canadian dollars, except per share amounts)

	Year Ended December 31,
	2011	2010	2009	2008	2007
	$	$	$	$	$

Operating Data
Revenue	16,647	21,355	14,428	11,732	15,769
Expenses	27,187	33,870	22,905	40,716	13,155
Income (Loss) from operations	(10,540)	(12,515)	(8,477)	(28,984)	2,613
Net and comprehensive income (loss)	(9,937)	(12,415)	(8,749)	(29,920)	(2,558)
Weighted average number of common shares—basic(2)	11,319	10,333	10,325	8,116	4,770
Weighted average number of common shares—diluted(2)	11,319	10,333	10,325	8,116	4,770
Income (Loss) per common share—basic	(0.88)	(1.20)	(0.85)	(3.69)	(0.54)
Income (Loss) per common share—diluted	(0.88)	(1.20)	(0.85)	(3.69)	(0.54)
Balance Sheet Data
Total current assets	11,794	17,909	25,958	33,261	23,068
Total assets	13,991	21,022	29,279	35,871	24,593
Total liabilities	8,676	10,290	6,816	4,933	6,401
Share capital	233,501	229,492	229,427	229,412	195,317
Total Stockholders’ equity	5,315	10,733	22,463	30,938	18,192
Number of shares outstanding(2)	12,149	10,339	10,329	10,325	4,913

Notes:

(1)	The operating data for the years ending December 31, 2011, 2010, 2009 and 2008 is derived from financial statements prepared under U.S. GAAP. The operating data for the year ending December 31, 2007 is derived from financial statements prepared under Canadian GAAP and then reconciled to U.S. GAAP. The balance sheet data at December 31, 2011, 2010 and 2009 is derived from financial statements prepared under U.S. GAAP. The balance sheet data at December 31, 2008 and 2007 is derived from financial statements prepared under Canadian GAAP and then reconciled to U.S. GAAP. You should read this information in conjunction with our financial statements for the periods presented, as well as Item 4 “Information on the Company” and Item 5 “Operating and Financial Review and Prospects” included elsewhere in this Annual Report. The financial information presented in this 20-F has been prepared in accordance with generally accepted accounting principles of the United States of America, or U.S. GAAP. Historically we prepared our consolidated financial statements in conformity with Canadian generally accepted accounting principles. The Canadian Securities Administrators’ National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency, permits Canadian public companies who are also U.S. Securities and Exchange Commission (SEC) registrants the option of preparing their financial statements under U.S. GAAP. Based on a number of our peers and collaborators reporting under U.S. GAAP, we concluded that U.S. GAAP is more relevant to the users of our financial statements. Therefore, effective December 31, 2010, we adopted U.S. GAAP as the reporting standard for our consolidated financial statements. All comparative financial information contained in our December 31, 2011 consolidated financial statements and in this Annual Report has been presented as if we had historically reported in accordance with U.S. GAAP.
(2)	On April 30, 2007, Inex’s (Tekmira’s predecessor company) common shares were consolidated on a basis of two current common shares for one new common share. On November 4, 2010, Tekmira completed a consolidation of its common shares whereby five old common shares of Tekmira were exchanged for one new common share of Tekmira. Except as otherwise indicated, all references to common shares, common shares outstanding, average number of common shares outstanding, per share amounts and options in this document have been restated to reflect the common shares consolidation on a retroactive basis.

We have never declared or paid any cash dividends.

Exchange Rate

The closing exchange rate between the Canadian dollar and the U.S. dollar was CDN$0.9987 per US$1.00 (or US$1.0013 per CDN$1.00) using the Bank of Canada exchange rate on March 23, 2012.

The average exchange rates for the financial periods of Tekmira listed above (based on the average exchange rate for each period using the average of the closing exchange rates on the last day of each month during the period in accordance with the exchange rates provided by the Bank of Canada) are as follows:

	Year Ended December 31,
	2011	2010	2009	2008	2007
Period end	$1.0170	$0.9946	$1.0466	$1.2246	$0.9881
Average	$0.9891	$1.0304	$1.1374	$1.0716	$1.0659
High	$1.0549	$1.0745	$1.3000	$1.2970	$1.1853
Low	$0.9428	$0.9360	$1.0292	$0.9719	$0.9170

The high and low exchange rates between the Canadian dollar and the U.S. dollar for the past six months (provided by the Bank of Canada) are as follows:

	Exchange rate CDN$ per US$1.00
Month	High	Low
March 1, 2012 through March 23, 2012	$1.0161	$0.9965
February 2012	$1.0016	$0.9866
January 2012	$1.0272	$0.9986
December 2011	$1.0406	$1.0105
November 2011	$1.0487	$1.0126
October 2011	$1.0604	$0.9935
September 2011	$1.0389	$0.9752

3B.	Capitalization and Indebtedness

Not applicable.

3C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3D.	Risk Factors

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

Risks Related to Our Business

We are in the early stages of our development and because we have a short development history with ribonucleic acid interference (RNAi), there is a limited amount of information about us upon which you can evaluate our RNAi business and prospects.

We have not begun to market or generate revenues from the commercialization of any products. We have only a limited history upon which one can evaluate our RNAi business and prospects as our RNAi therapeutic products are still at an early stage of development and thus we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical area. For example, to execute our business plan, we will need to successfully:

•	execute product development activities using an unproven technology;

•	build, maintain and protect a strong intellectual property portfolio;

•	gain acceptance for the development and commercialization of any product we develop;

•	develop and maintain successful strategic relationships; and

•	manage our spending and cash requirements as our expenses are expected to increase due to clinical trials, regulatory approvals, commercialization and our lawsuit with Alnylam and AlCana.

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

At December 31, 2011 we had $7.2 million in working capital excluding deferred revenue and expense balances. We believe that our current funds on hand, including funds from a recently completed equity private placement and access to a term loan, plus expected income including funds from our collaborative partners and the U.S. Government will be sufficient to extend our cash runway into the second half of 2013. Substantial additional funds will be required to continue with the active development of our pipeline products and technologies. In particular, our funding needs may vary depending on a number of factors including:

•	legal costs associated with ongoing litigation with Alnylam and AlCana as well as potential costs associated with the outcome of the litigation, including damages, costs and attorney fees;

•	revenues earned from our collaborative partnerships, including Alnylam;

•	revenues earned from our U.S. Government contract to develop TKM-Ebola;

•	the extent to which we continue the development of our product candidates or form collaborative relationships to advance our products;

•	our decisions to in-license or acquire additional products or technology for development, in particular for our RNAi therapeutics programs;

•	our ability to attract and retain corporate partners, and their effectiveness in carrying out the development and ultimate commercialization of our product candidates;

•	whether batches of drugs that we manufacture fail to meet specifications resulting in delays and investigational and remanufacturing costs;

•	the decisions, and the timing of decisions, made by health regulatory agencies regarding our technology and products;

•	competing technological and market developments; and

•	prosecuting and enforcing our patent claims and other intellectual property rights.

We will seek to obtain funding to maintain and advance our business from a variety of sources including public or private equity or debt financing, collaborative arrangements with pharmaceutical companies and government grants and contracts. There can be no assurance that funding will be available at all or on acceptable terms to permit further development of our products especially in light of the current difficult climate for investment in early stage biotechnology companies and our ongoing litigation with Alnylam.

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

With the exception of the year ended December 31, 2006, we have incurred losses since inception and have not received any revenues other than from research and development collaborations, license fees and milestone payments. From inception to December 31, 2011, we have an accumulated net deficit of $258.8 million. As we continue our research and development and clinical trials and seek regulatory approval for the sale of our product candidates, we do not expect to attain sustained profitability for the foreseeable future. We do not expect to achieve sustained profits until such time as strategic alliance payments, product sales and royalty payments, if any, generate sufficient revenues to fund our continuing operations. We cannot predict if we will ever achieve profitability and, if we do, we may not be able to remain consistently profitable or increase our profitability.

A determination that we have defaulted under the terms of our term loan debt would have a material adverse effect on our business and financial condition.

In December 2011, we secured a US$3.0 million term loan from Silicon Valley Bank (SVB). The loan may limit our access to additional capital and the loan is subject to specific non-financial covenants, which include ongoing reporting obligations and restrictions on Tekmira’s ability to incur further indebtedness, dispose of its assets, encumber its property, and enter into a merger or amalgamation. The loan is secured by the assets and intellectual property of Tekmira. At December 31, 2011 we had not drawn down on the loan facility. If we fail to meet our ongoing obligations and covenants under the loan facility prior to drawing down on the loan, we may not be able to draw down on the loan as the need arises. Additionally, should we draw down on the loan and fail to meet our obligations and covenants under the loan, we could default on the loan, which may prevent us from drawing down further on the loan and place at risk the assets and intellectual property of Tekmira that are granted as collateral for the loan.

Risks Related to Our Dependence on Third Parties

We expect to depend on our existing and new collaborators for a significant portion of our revenues and to develop, conduct clinical trials with, obtain regulatory approvals for, and manufacture, market and sell some of our product candidates. If these collaborations are unsuccessful, our business could be adversely affected.

We expect that we will depend in part on our Alnylam and U.S. Government collaborations to provide revenue to fund our operations, especially in the near term. These collaborations represented 25% and 69%, respectively, of our operating revenue for the fiscal year 2011. Furthermore, our strategy is to enter into various additional arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, manufacturing, marketing and commercialization of our products. We may be unable to continue to establish such collaborations, and any collaborative arrangements we do establish may be unsuccessful.

Should any collaborative partner fail to develop or ultimately successfully commercialize any of the products to which it has obtained rights, our business may be adversely affected. In addition, once initiated, there can be no assurance that any of these collaborations will be continued or result in successfully commercialized products. In particular, there is now a risk that our collaboration with Alnylam could be adversely affected, following our initiation of a lawsuit with Alnylam. Failure of a collaborative partner to continue funding any particular program could delay or halt the development or commercialization of any products arising out of such program. In addition, there can be no assurance that the collaborative partners will not pursue alternative technologies or develop alternative products either on their own or in collaboration with others, including our competitors, as a means for developing treatments for the diseases targeted by our programs.

We expect the U.S. Government to fund our TKM-Ebola program through to completion of a Phase 1 human safety clinical trial and possibly beyond that to FDA drug approval. The quantum and timing of funding may not be what we have projected and the U.S. Government could cancel this funding at any time.

The contract we signed with the U.S. Government on July 14, 2010 is for funding of up to US$34.7 million for our TKM-Ebola program through to the completion of a Phase 1 human safety clinical trial and certain manufacturing objectives. The U.S. Government may later extend the contract to cover the entire TKM-Ebola program through to FDA drug approval.

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

We rely on independent clinical investigators, contract research organizations and other third-party service providers to assist us in managing, monitoring and otherwise carrying out our clinical trials. We have contracted with, and we plan to continue to contract with, certain third parties to provide certain services, including site selection, enrolment, monitoring and data management services. Although we depend heavily on these parties, we do not control them and therefore, we cannot be assured that these third parties will adequately perform all of their contractual obligations to us. If our third-party service providers cannot adequately fulfill their obligations to us on a timely and satisfactory basis or if the quality or accuracy of our clinical trial data is compromised due to failure to adhere to our protocols or regulatory requirements, or if such third parties otherwise fail to meet deadlines, our development plans may be delayed or terminated. One of the contract research organizations we are currently working with is undergoing a financial restructuring. The outcome of the restructuring is not currently determinable and may impact timelines in the development of TKM-Ebola.

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

Our product candidates have not yet been manufactured for commercial use. If any of our product candidates becomes approved for commercial sale, in order to supply our or our collaborators’ commercial requirements for such an approved product, we will need to establish third-party manufacturing capacity. Any third-party manufacturing partner may be required to fund capital improvements to support the scale-up of manufacturing and related activities. The third-party manufacturer may not be able to establish scaled manufacturing capacity for an approved product in a timely or economic manner, if at all. If a manufacturer is unable to provide commercial quantities of such an approved product, we will have to successfully transfer manufacturing technology to a new manufacturer. Engaging a new manufacturer for such an approved product could require us to conduct comparative studies or utilize other means to determine bioequivalence of the new and prior manufacturers’ products, which could delay or prevent our ability to commercialize such an approved product. If any of these manufacturers is unable or unwilling to increase its manufacturing capacity or if we are unable to establish alternative arrangements on a timely basis or on acceptable terms, the development and commercialization of such an approved product may be delayed or there may be a shortage in supply. Any inability to manufacture our products in sufficient quantities when needed would seriously harm our business.

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

We depend on our senior executive officers as well as key scientific, management and other personnel. The competition for qualified personnel in the biotechnology field is intense. We rely heavily on our ability to attract and retain qualified managerial, scientific and technical personnel. While we currently have employment contracts with our key personnel and are not aware that any are planning to leave or retire, we may not be able to successfully attract and retain skilled and experienced personnel in the future. In particular, we rely on our President and Chief Executive Officer, Mark J. Murray, Ph.D., and our Executive Vice President and Chief Science Officer, Ian MacLachlan, Ph.D. Dr. Murray has over 20 years of experience in both the R&D and business development and management facets of the biotechnology industry and Dr. MacLachlan has been active in molecular therapeutics for more than a decade. If we were to lose either of their services, our ability to develop our technology, add to our pipeline, advance our product candidates and manage our operations and relationships with third parties would be adversely affected.

We may have difficulty managing our growth and expanding our operations successfully as we seek to evolve from a company primarily involved in discovery and preclinical testing into one that develops products through clinical development and commercialization.

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

Our independent auditors have not assessed our internal control over financial reporting. If our internal control over financial reporting is not effective, it could have a material adverse effect on our stock price and our ability to raise capital.

As disclosed in Item 15 of this annual report, our management has evaluated, and provided a report with respect to, the effectiveness of our internal control over financial reporting as of December 31, 2011. However, because we are a “non-accelerated filer” within the meaning of Rule 12b-2 under the Securities Exchange Act of 1934, our independent auditors are not required to assess our internal control over financial reporting or to provide a report thereon. Although our management has determined that our internal control over financial reporting was effective as of the evaluation date, there can be no assurance that our independent auditors would agree with our management’s conclusion. Furthermore, if our market capitalization, excluding affiliated stockholders, at June 30 of any fiscal year is greater than US$75 million, then we will be required to obtain independent auditor certification on the adequacy of our internal control over financial reporting for that fiscal year. If our internal control over financial reporting is determined in the future to not be effective, whether by our management or by our independent auditors, there could be an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements, which could materially adversely affect our stock price and our ability to raise capital necessary to operate our business. In addition, we may be required to incur costs in improving our internal control system and hiring additional personnel.

Risks Related to Our Industry

Risks Related to Development, Clinical Testing and Regulatory Approval of Our Product Candidates

The manufacture and sale of human therapeutic products are governed by a variety of statutes and regulations. There can be no assurance that our product candidates will obtain regulatory approval.

To obtain marketing approval, U.S. and Canadian laws require:

•	controlled research and human clinical testing;

•	establishment of the safety and efficacy of the product for each use sought;

•	government review and approval of a submission containing manufacturing, pre-clinical and clinical data;

•	adherence to Good Manufacturing Practice Regulations during production and storage; and

•	control of marketing activities, including advertising and labelling.

The product candidates we currently have under development will require significant development, pre-clinical and clinical testing and investment of significant funds before their commercialization. Some of our product candidates, if approved, will require the completion of post-market studies. There can be no assurance that such products will be developed. The process of completing clinical testing and obtaining required approvals is likely to take a number of years and require the use of substantial resources. If we fail to obtain regulatory approvals, our operations will be adversely affected. Further, there can be no assurance that future product candidates will be shown to be safe and effective in clinical trials or receive applicable regulatory approvals.

Other markets have regulations and restrictions similar to those in the U.S. and Canada. Investors should be aware of the risks, problems, delays, expenses and difficulties which we may encounter in view of the extensive regulatory environment which affects our business in any jurisdiction where we develop product candidates.

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

We must demonstrate our product candidates’ safety and efficacy in humans through extensive clinical testing. Our research and development programs are at an early stage of development. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of any products, including the following:

•	the results of pre-clinical studies may be inconclusive, or they may not be indicative of results that will be obtained in human clinical trials;

•	safety and efficacy results attained in early human clinical trials may not be indicative of results that are obtained in later clinical trials;

•	after reviewing test results, we or our collaborators may abandon projects that we might previously have believed to be promising;

•	we, our collaborators or regulators, may suspend or terminate clinical trials because the participating subjects or patients are being exposed to unacceptable health risks; and

•	our product candidates may not have the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved.

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

We rely on academic institutions, hospitals, medical clinics and/or clinical research organizations to conduct, supervise or monitor some or all aspects of clinical trials involving our product candidates. We will have less control over the timing and other aspects of these clinical trials than if we conducted them entirely on our own. If we fail to commence or complete, or if we experience delays in, any of our planned clinical trials, our ability to conduct business as currently planned could be harmed.

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

The Animal Rule is a new and seldom-used approach to seeking approval of a new drug, and our TKM-Ebola program may not meet the requirements for this path to regulatory approval.

We plan to develop the TKM-Ebola therapeutic product candidate to treat Ebola virus using the “Animal Rule” regulatory mechanism. Pursuant to the Animal Rule, we must demonstrate efficacy in animal models and safety in humans. There is no guarantee that the FDA will agree to this approach to the development of TKM-Ebola, considering that no validated animal model has been established as predicting human outcomes in the prevention or treatment of the Ebola virus. The FDA may decide that our data are insufficient for approval and require additional pre-clinical, clinical, or other studies, or refuse to approve our products, or place restrictions on our ability to commercialize those products. Animal models represent, at best, a rough approximation of efficacy in humans, and, as such, countermeasures developed using animal models will be untested until their use in humans during an emergency.

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

In addition, there are many issued and pending patents that claim aspects of small interfering RNA (siRNA) chemistry technology that we may need to apply to our product candidates. There are also many issued patents that claim genes or portions of genes that may be relevant for siRNA drug products we wish to develop. Thus, it is possible that one or more organizations will hold patent rights to which we will need a license. If those organizations refuse to grant us a license to such patent rights on reasonable terms, we will not be able to market products or perform research and development or other activities covered by these patents.

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

As publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain we or any licensor was the first creator of inventions covered by pending patent applications or that we or such licensor was the first to file patent applications for such inventions. For example, we are currently involved in a patent interference proceeding declared by the U.S. Patent and Trademark Office to determine priority of invention to subject matter of Alnylam’s U.S. Patent No. 7,718,629 in light of Tekmira’s U.S. Patent Application 11/807,872. This proceeding, and any future proceedings, could result in substantial costs, even if the eventual outcomes are favorable. There can be no assurance that our patents, if issued, will be held valid or enforceable by a court or that a competitor’s technology or product would be found to infringe such patents.

Our business depends on our ability to use RNAi technology that we have licensed or will in the future license from third parties, including Alnylam, and, if these licenses were terminated or if we were unable to license additional technology we may need in the future, our business will be adversely affected.

We currently hold licenses for certain technologies that are or may be applicable to our current and subsequent product candidates. These include licenses to core siRNA patents held or applied for by Alnylam. The Alnylam licenses are subject to termination in the event of a breach by us of the licenses or of certain of our other agreements with Alnylam, if we fail to cure the breach following notice and the passage of a cure period. The UBC license, which is sublicensed to Alnylam, is subject to termination with respect to one or more particular patents if we and Alnylam were to cease patent prosecution or maintenance activities with respect to such patent(s), or in the event of a breach by us of the license, if we fail to cure the breach following notice and the passage of a cure period. There can be no assurance that these licenses will not be terminated, especially in light of our ongoing lawsuit with Alnylam. Alnylam has also provided us notice that certain intellectual property to which they have an exclusive license, under the UBC sublicense agreement, has not been granted to us for all of our product candidates. We may need to acquire additional licenses in the future to technologies developed by others, including Alnylam. For example, Alnylam has granted us a worldwide license for the discovery, development and commercialization of RNAi products directed to eight gene targets (three exclusive and five non-exclusive licenses). Licenses for the five non-exclusive targets and one exclusive target have already been granted. We have rights to select the gene targets for up to two more exclusive licenses from Alnylam, which would only be made available to us only if they have not been previously selected by Alnylam or one of its other partners. This will limit the targets available for selection by us, and we may never be able to select gene targets or may be required to make our selection from gene targets that have minimal commercial potential. Furthermore, future license agreements may require us to make substantial milestone payments. We will also be obligated to make royalty payments on the sales, if any, of products resulting from licensed RNAi technology. For some of our licensed RNAi technology, we are responsible for the costs of filing and prosecuting patent applications. The termination of a license or the inability to license future technologies on acceptable terms may adversely affect our ability to develop or sell our products.

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

We have ongoing litigation with Alnylam and AlCana where we have alleged misappropriation of our proprietary lipid nanoparticle delivery technology, resulting in damage to our intellectual property and business interests. Alnylam and AlCana have responded to our complaint and have also filed counterclaims. In addition, Alnylam has filed a patent infringement lawsuit against us arising from our research activities with a pharmaceutical collaborator. Isis Pharmaceuticals, Inc. is named as a co-plaintiff in the patent infringement suit. Litigation is subject to inherent uncertainty and if we are unsuccessful in defending ourselves we could be required to pay significant damages, costs and attorney fees. We also continue to incur significant costs in the litigation and the litigation has diverted the attention of management and other resources that could otherwise be engaged in other activities. See “Item 8A Legal Proceedings” section of this Annual Report for more information.

Confidentiality agreements with employees and others, including collaborators, may not adequately prevent disclosure of trade secrets and other proprietary information.

Much of our know-how and RNAi technology may constitute trade secrets. There can be no assurance, however, that we will be able to meaningfully protect our trade secrets. In order to protect our proprietary RNAi technology and processes, we rely in part on confidentiality agreements with our collaborators, employees, vendors, consultants, outside scientific collaborators and sponsored researchers, and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such party. Costly and time-consuming litigation, including our ongoing litigation with Alnylam and AlCana, could continue to be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position. In addition, we have sued certain individuals from AlCana for theft of confidential documents containing our confidential information and trade secrets. See “Item 8A Legal Proceedings” section of this Annual Report for more information.

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

There are a large number of companies that are developing new agents for use in cancer therapy including RNAi therapeutics, and there are other companies developing small molecule drugs designed to inhibit the PLK1 target, including Boehringer Ingelheim. These agents may be competitive with our product candidate TKM-PLK1.

We are also aware of other companies developing drugs to treat high cholesterol, some with compounds at a later stage of development than our product candidate TKM-ApoB. There are several drugs currently approved for treatment of high cholesterol including the statins, such as Lipitor and Crestor, fibrates and bile acid sequestrant drugs. Many new agents are in development for the treatment of high cholesterol including an antisense drug targeting ApoB (Kynamro) which is being developed by Isis Pharmaceuticals, Inc. and Genzyme Corporation, a wholly-owned subsidiary of Sanofi-aventis. Kynamro has shown promising clinical activity in recently completed Phase 3 studies and Genzyme is seeking drug approval. There are also a number of drugs in development that target the gene proprotein convertase subtilisn/kexin type 9 (PCSK9) to treat hypercholesterolemia including Alnylam’s ALN-PCS, as well as antibodies being developed by Regeneron Pharmaceuticals Inc., Amgen Inc., and Pfizer.

In addition, there are organizations working on treatments for hemorrhagic fever viruses. AVI BioPharma Inc. has a drug candidate (AVI-6002) in active clinical development which is competitive with our TKM-Ebola product candidate. AVI BioPharma commenced initial human safety studies of its therapeutic candidate against the Ebola virus in May 2011. Since AVI BioPharma’s development efforts are presently ahead of TKM-Ebola, AVI BioPharma may gain marketing approval before our product candidate. Furthermore, if U.S. Government funding is constrained, funding could be limited or discontinued for two competing products treating the same disease.

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

In addition to the competition we face from competing products in general, we also face competition from other companies working to develop novel products using technology that competes more directly with our own. There are multiple companies that are working in the field of RNAi, including major pharmaceutical companies such as Novartis International AG, Takeda Pharmaceutical Company Limited, and Merck, and biotechnology companies such as Alnylam, Quark Pharmaceuticals, Inc., Silence Therapeutics plc, Arrowhead Research Corporation and its subsidiary, Calando, Marina Biotech, Inc., RXi Pharmaceuticals Corporation, Dicerna Pharmaceuticals, Inc., Sylentis S.A., Santaris Pharma A/S, Benitec Ltd and Opko Health, Inc., among others. Any of these companies may develop its RNAi technology more rapidly and more effectively than we do or may develop products against the same target or disease indication that we are pursuing.

We also compete with companies working to develop antisense-based drugs, such as Isis and AVI BioPharma. Like RNAi therapeutic products, antisense drugs target messenger RNAs, or mRNAs, in order to suppress the activity of specific genes. Isis is the developer of a currently approved antisense drug and has several antisense product candidates in clinical trials. Isis has also licensed its antisense technology to a number of other companies that are developing antisense-based drugs. The development of antisense drugs is more advanced than that of RNAi therapeutic products, and antisense technology may become the preferred technology for products that target mRNAs to silence specific genes.

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

There is no assurance that an active trading market in our common shares will be sustained.

Our common shares are listed for trading on the NASDAQ and the TSX exchanges. However, there can be no assurances that an active trading market in our common shares on these stock exchanges will be sustained.

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

For the fiscal year ended December 31, 2008 and certain prior years we believe we were classified for United States income tax purposes as a passive foreign investment company (PFIC). We do not believe we are classified as a PFIC for the fiscal years ended December 31, 2009, 2010, and 2011, although we have not requested or received an opinion from a U.S. tax advisor. We could be classified as a PFIC in certain fiscal years. If you are a U.S. holder of our shares and you purchased your shares in 2008 or certain prior years then any dividends we pay you may be taxed as ordinary income and not at preferential qualifying dividend tax rates, and upon any sale of our common shares, any capital gain may be taxed as ordinary income and not at preferential capital gains rates. The U.S. federal income tax consequences to a U.S. holder on the acquisition, ownership and disposition of common shares will also depend on whether such U.S. holder makes an election to treat us as a qualified electing fund, or QEF, under Section 1295 of the U.S. internal revenue code or a mark-to-market election under Section 1296 of the U.S. internal revenue code.

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

The value of our common shares may be reduced for a number of reasons, many of which are outside our control, including:

•	developments in our lawsuit with Alnylam and AlCana and potential outcome of the litigation, which may involve the award of significant damages, costs and attorney fees;

•	general economic and political conditions in Canada, the United States and globally;

•	governmental regulation of the health care and pharmaceutical industries;

•	failure to achieve desired drug discovery outcomes by us or our collaborators;

•	failure to obtain industry partner and other third party consents and approvals, when required;

•	stock market volatility and market valuations;

•	competition for, among other things, capital, drug targets and skilled personnel;

•	the need to obtain required approvals from regulatory authorities;

•	revenue and operating results failing to meet expectations in any particular period;

•	investor perception of the health care and pharmaceutical industries;

•	limited trading volume of our common shares;

•	announcements relating to our business or the businesses of our competitors; and

•	our ability or inability to raise additional funds.

In the past, companies that have experienced volatility in their value have been the subject of securities class action litigation. There can be no assurance that we will not become involved in securities class action litigation in the future. Such litigation often results in substantial costs and diversion of management’s attention and resources.

ITEM 4	INFORMATION ON THE COMPANY

We are a biopharmaceutical business focused on developing novel RNA interference (RNAi) therapeutics and providing our lipid nanoparticle delivery technology to pharmaceutical partners. We presently do not have any products approved for sale.

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

Since our formation in 1992, we have focused on developing lipid delivery technologies for different classes of therapeutic agents, including chemotherapy drugs and nucleic acid drugs. Our technology was applied to the development of Marqibo, a liposomal formulation of the chemotherapy drug vincristine. Marqibo, along with two other liposomal chemotherapy products, Alocrest (liposomal formulation of the chemotherapy drug vinorelbine) and Brakiva (liposomal formulation of the chemotherapy drug topotecan), were licensed to Talon Therapeutics, Inc. (Talon, formerly Hana Biosciences, Inc.) in 2006. Talon is now responsible for all future development of these products and we are entitled to receive milestone and royalty payments based on the successful development and commercialization of these three product candidates.

Since 2005, we have focused on developing lipid-based delivery technology for a class of nucleic acid drugs called small interfering RNA, or siRNA, molecules that mediate RNA interference, or RNAi. In 2006, we initiated a research collaboration with Alnylam Pharmaceuticals, Inc. to combine their expertise in RNAi technology with our RNAi delivery technology. In January 2007, we entered into a License and Collaboration Agreement with Alnylam where we obtained, among other things, a worldwide license to certain Alnylam intellectual property for the research, development, manufacturing and commercialization of RNAi products for the treatment of human diseases, and Alnylam obtained exclusive access to Tekmira’s delivery technology for siRNA and microRNA.

On May 30, 2008, we combined our business with that of Protiva Biotherapeutics, Inc., or Protiva. At the time of acquisition, Protiva was a private, venture-backed company incorporated under the laws of Canada and since 2003 had focused its business on developing lipid nanoparticle, or LNP, delivery technology for siRNA, a business similar to ours. Since commencing work on the delivery of siRNA, Protiva has filed several patent applications covering different LNP formulations, manufacturing processes and siRNA design to remove any immune stimulatory properties. At the time of acquisition, Protiva had licensed its LNP technology on a non-exclusive basis to Alnylam and Merck and had access to Alnylam’s intellectual property for the research, development and commercialization of RNAi products.

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

Since the completion of the business combination, we have focused on advancing our own collective RNAi therapeutic products and providing our lipid nanoparticle delivery technology to pharmaceutical partners and collaborators. See Item 4.B. “Business Overview” below.

Reporting Issuer Status under Canadian Securities Laws

We are a reporting issuer in Canada under the securities laws of each of the Provinces of Canada. Our common shares trade on Toronto Stock Exchange under the symbol “TKM” and, since November 15, 2010, on the NASDAQ Capital Market under the symbol “TKMR.”

Capital Expenditures and Divestitures

In 2009, 2010 and 2011 we invested $1.7 million, $0.8 million and $0.1 in property and equipment. Our 2009 and 2010 capital investment relates largely to facility improvements and manufacturing equipment. In 2010 we completed upgrades to our in-house clean room facility. The ability to manufacture in-house gives us more flexibility and more control over our manufacturing process and timelines. Any equipment we acquire under our TKM-Ebola contract is owned by the U.S. Government so is not recorded as a Company investment. We did not make any capital divestures in the last three fiscal years.

We are not currently planning any corporate investments, mergers, acquisitions or divestures.

Our current and planned investment in property, plant and equipment is described below.

Takeover Offers

We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our last and current financial years.

4B.	Business Overview

Business Strategy

Tekmira’s business strategy is to develop our proprietary RNAi therapeutic product candidates and to support our pharmaceutical partners as they advance their own RNAi product candidates using our lipid nanoparticle (LNP) delivery technology.

Technology, product development and licensing agreements

Our therapeutic product pipeline consists of products being developed internally with our research and development resources. We also support the development of our collaboration partners’ products and are developing an Ebola antiviral product, called TKM-Ebola, under a Transformational Medical Technologies (TMT) contract with the U.S. Government. Our focus is on advancing products that utilize our proprietary LNP technology for the delivery of small interfering RNA (siRNA) and multivalent RNA (MV-RNA). These products are intended to treat diseases through a process known as RNA interference, which prevents the production of disease associated proteins. We have rights under Alnylam’s RNAi intellectual property to develop eight RNAi therapeutic products. We have exclusive access to MV-RNA technology for the development of RNAi therapeutic products.

In the field of RNAi therapeutics, we have licensed our LNP delivery technology to Alnylam Pharmaceuticals, Inc. and Merck & Co., Inc. Alnylam has granted non-exclusive access to some of our intellectual property to certain of its partners. In addition, we have ongoing research relationships with Bristol-Myers Squibb Company, the United States National Cancer Institute, the U.S. Government, through their TMT program, and other undisclosed pharmaceutical and biotechnology companies. Outside the field of RNAi, we have legacy licensing agreements with Talon Therapeutics, Inc. (formerly Hana Biosciences, Inc.) and Aradigm Corporation.

RNA Interference Therapeutics

RNAi is considered to be one of the most important discoveries in the field of biology in the last decade. The scientists who discovered the mechanism were awarded the 2006 Nobel Prize in Medicine. Intense research activity has subsequently uncovered the complex molecular mechanisms responsible for RNAi that are transforming the way that drug targets are discovered and validated. RNAi is a naturally occurring process that takes place inside cells, and includes processes whereby siRNA molecules profoundly suppress the production of specific proteins. Synthetic siRNA molecules are being developed as drugs that specifically suppress the production of disease-related proteins through RNAi.

In the cell, DNA carries the genetic information required to make each specific protein. Genes are first copied or transcribed into messenger RNA (mRNA), which, in turn, is translated into protein. Nearly all diseases are caused by either the absence of or over-production of a specific protein. If too much of a particular protein is the cause of disease then the therapeutic approach is to try to reduce its activity or amount. For example, a tumor can be caused by the over-production of a protein that stimulates cell growth.

Sequencing of the human genome has unlocked the information needed to design siRNA molecules directed against a wide range of disease-causing proteins. Using the mRNA sequence coding for the target protein, effective siRNA molecules can be designed much more rapidly than the time needed to synthesize and screen conventional drugs. siRNA-based drugs are short segments of synthetic double stranded RNA made up of a sense strand and an antisense strand. The sequence of the siRNA is designed so that the antisense strand will bind specifically to a complementary sequence on the mRNA coding for the target protein. When siRNA are introduced into the cell they are rapidly incorporated into an RNA-induced silencing complex (RISC). As illustrated in the diagram below, during this process the sense strand is unwound and discarded while the antisense strand remains in the RISC serving to guide the RISC complex to interact specifically with mRNA coding for the target protein. mRNA are cleaved in a sequence specific manner and then destroyed, preventing production of the target protein. Importantly, this process is catalytic and RISC associated siRNA can remain stable inside the cell for weeks, destroying many more copies of the target mRNA and maintaining target protein suppression for long periods of time.

Lipid Nanoparticle (LNP)-Enabled Delivery of siRNA and Mechanism of RNA Interference in Cells

RNAi has the potential to generate a broad new class of therapeutics that take advantage of the body’s own natural processes to silence genes—or more specifically to eliminate specific gene-products, from the cell. While there are no RNAi therapeutics currently approved for commercial use, there are a number of RNAi products in development and several in human clinical trials. RNAi products are broadly applicable as they can silence, or eliminate the production of disease causing proteins from cells, thus creating opportunities for therapeutic intervention that have not been achievable with conventional drugs. Development of RNAi therapeutic products is currently limited by the instability of the siRNA molecules in the bloodstream and the inability of these molecules to access target cells or tissues following intravenous, or systemic, administration, and their inability to gain entry to the inside of target cells, where they carry out their action. Delivery technology is necessary to protect these drugs in the blood stream following administration, allow efficient delivery to the target cells and facilitate cellular uptake and release into the cytoplasm of the cell. Tekmira’s LNP technology has been shown in pre-clinical studies to enable RNAi therapeutic products by overcoming these limitations, allowing efficient and selective ‘silencing’ or reduction of certain target proteins. We believe that Tekmira is strongly positioned to take advantage of the need for delivery technology that can efficiently encapsulate siRNA molecules and deliver them to sites of disease. We and our partners are advancing RNAi therapeutic product candidates using our LNP technology as the delivery vehicle to access target tissues and cells.

Tekmira’s LNP Technology

Our LNP delivery technology allows siRNA to be encapsulated in a particle made of lipids (fats or oils) that can be administered intravenously and travel through the blood stream to target tissues or sites of disease. The nanoparticles are designed to stay in the circulation for periods of time that allow the particle to efficiently accumulate at sites of disease such as the liver or cancerous tumors. As illustrated in the diagram above, once the nanoparticles have accumulated at the target site, the cells take up the particle by a process called endocytosis in which the cell’s membrane surrounds the particle. This envelope or endosome pinches off from the cell’s membrane and migrates to the inside of the cell. The lipid nanoparticles undergo an interaction with the endosomal membrane and in the process the siRNA are released inside the cell. The released siRNA molecules engage the RISC complex, mediating RNAi.

Internal Product Development

Our most advanced RNAi product candidates are TKM-PLK1, TKM-Ebola and TKM-ApoB. Alnylam has granted us a worldwide license to their core technology and intellectual property for the discovery, development and commercialization of RNAi products directed to eight RNAi gene targets—three exclusive and five non-exclusive licenses. Five of the targets, ApoB, PLK1, Ebola, WEE1 and CSN5, have already been selected on a non-exclusive basis, and ALDH2 was recently selected as an exclusive target. We may select up to two additional exclusive targets in the future under the selection procedures described more fully below.

TKM-PLK1

Our lead oncology product candidate, TKM-PLK1, has been shown in pre-clinical animal studies to selectively kill cancer cells, while sparing normal cells in adjacent healthy tissue. TKM-PLK1 targets PLK1 (polo-like kinase 1), a protein involved in tumor cell proliferation and a validated oncology target. Inhibition of PLK1 expression prevents the tumor cell from completing cell division, resulting in cell cycle arrest and death of the cancer cell.

Our pre-clinical studies have demonstrated that a single, systemic intravenous administration of TKM-PLK1 blocked PLK1 expression in liver tumors causing extensive tumor cell death. After repeat dosing, this result translated into significant inhibition of tumor growth and prolonged survival without evidence of the toxicities often associated with oncology drugs. The TKM-PLK1 anti-tumor efficacy results were confirmed to be the result of silencing PLK1 via RNA interference. Furthermore, certain LNP formulations provided potent anti-tumor efficacy in pre-clinical models of tumors outside the liver.

On December 22, 2010, we announced the initiation of patient treatment in a Phase 1 human clinical trial of TKM-PLK1. The Phase 1 clinical trial, conducted at three medical centers in the United States, is an open label, multi-dose, dose escalation study designed to evaluate the safety, tolerability and pharmacokinetics of TKM-PLK1 as well as determining the maximum tolerated dose. The trial is enrolling up to 52 patients with advanced solid tumors. Secondary objectives of the trial are to measure tumor response and the pharmacodynamic effects of TKM-PLK1 in patients providing biopsies.

On March 27, 2012, we provided an update on the ongoing TKM-PLK1 Phase 1 clinical trial announcing that a total of 20 patients have been enrolled and a total of 82 doses have been administered to patients. The trial continues to enroll patients and we expect to have established the maximum tolerated dose and release interim results over the coming months.

A second Phase 1 human clinical trial of TKM-PLK1 was initiated in collaboration with the United States National Cancer Institute (NCI). This trial’s objectives included an assessment of drug activity in patients providing biopsies as a means of establishing human proof-of-concept for both RNAi and Tekmira’s LNP technology. In late 2011 and early 2012 Alnylam disclosed interim clinical data from their ALN-TTR and ALN-PCS programs, both of which utilize Tekmira’s LNP technology. As these data provide robust proof-of-concept for LNP mediated RNAi in human subjects, we have elected to discontinue the NCI trial, apply the resources that had previously been set aside to support the trial to other programs and have focused our collaboration with the NCI on research to identify novel oncology targets.

TKM-Ebola

For many years, the Zaire species of Ebola virus (ZEBOV) has been associated with periodic outbreaks of hemorrhagic fever in human populations with mortality rates reaching 90%. There are no approved treatments for Ebola or other hemorrhagic fever viruses.

On May 28, 2010 we announced the publication of a series of studies demonstrating the ability of an RNAi therapeutic utilizing our LNP technology to protect non-human primates from Ebola virus, a highly contagious and lethal human infectious disease. We conducted the studies in collaboration with infectious disease researchers from Boston University and the United States Army Medical Research Institute for Infectious Diseases (USAMRIID) and were funded in part by the U.S. Government’s Transformational Medical Technologies (TMT) program. These pre-clinical studies were published in the medical journal The Lancet and demonstrated that when siRNA targeting the Ebola virus and delivered by Tekmira’s LNP technology were used to treat previously infected non-human primates, the result was 100 percent protection from an otherwise lethal dose of Zaire Ebola virus (Geisbert et al., The Lancet, Vol 375, May 29, 2010).

On July 14, 2010, we signed a contract with the United States Government to advance an RNAi therapeutic utilizing our LNP technology to treat Ebola virus infection. In the initial phase of the contract, which is expected to last approximately three years and is funded under the TMT program, we are eligible to receive up to US$34.7 million. This initial funding is for the development of TKM-Ebola, including completion of pre-clinical development, filing an IND application with the FDA and completing a Phase 1 human safety clinical trial.

The United States Government has the option of extending the contract beyond the initial funding period to support the advancement of TKM-Ebola through to the completion of clinical development and FDA approval. Based on the budget for the extended contract this would provide the Company with a total of up to US$140.0 million in funding for the entire program. Under the contract we invoice the United States Government for direct labor, third party costs and an apportionment of overheads plus a profit margin. The funding is paid through monthly reimbursements, and the U.S. Government has the ability to cancel at any time.

On November 28, 2011 we announced that an Investigational New Drug (IND) application for TKM-Ebola was approved by the United States Food and Drug Administration (FDA). On February 8, 2012, we announced that Phase 1 clinical trial for TKM-Ebola had been initiated. The Phase 1 TKM-Ebola clinical trial is a placebo-controlled, single-blind, single-ascending dose study with additional multiple-ascending dose cohorts in healthy human volunteers. The objective of the Phase 1 trial is to assess the safety and tolerability of TKM-Ebola and evaluate the pharmacokinetics and systemic exposure following both a single-ascending dose and multiple-ascending doses of TKM-Ebola. TKM-Ebola will be developed under specific FDA regulatory guidelines called the “Animal Rule.” The Animal Rule provides that under certain circumstances, where it is unethical or not feasible to conduct human efficacy studies, the FDA may grant marketing approval based on adequate and well-controlled animal studies when the results of those studies establish that the drug is reasonably likely to produce clinical benefit in humans. Demonstration of the product’s safety in humans is still required.

Additional Product Candidates

On January 7, 2010 we announced the completion of a Phase 1 clinical trial for our product candidate TKM-ApoB. TKM-ApoB is being developed as a treatment for patients with high levels of low-density lipoprotein (LDL) cholesterol, or “bad” cholesterol, who are not well served by current therapy. TKM-ApoB is designed to reduce the production of apolipoprotein B 100 (ApoB), a protein produced in the liver that plays a central role in cholesterol metabolism. We enrolled a total of 23 subjects in the TKM-ApoB Phase 1 clinical trial. Of the 23 subjects enrolled, 17 subjects received a single dose of TKM-ApoB at one of seven different dosing levels and six subjects received a placebo. The primary endpoints of the TKM-ApoB Phase 1 clinical trial were measures of safety and tolerability. TKM-ApoB was well tolerated overall in this study with no evidence of liver toxicity, which was the anticipated dose-limiting toxicity observed in pre-clinical studies. Of the two subjects treated at the highest dose level, one subject experienced an adverse event comprised of flu-like symptoms, cytokine release and transient hypotension consistent with stimulation of the immune system caused by the ApoB siRNA payload. The other subject treated at the highest dose level experienced no side effects. Based on the potential for the immune stimulation to interfere with further dose escalation, we decided to conclude the trial. Subsequent to the completion of the trial, we have made adjustments to the ApoB siRNA to minimize any immune stimulatory properties. We also continue to make significant advancements in LNP formulation development and there are several alternative LNP formulations with improved characteristics that are currently being evaluated for TKM-ApoB development.

On June 2, 2011 we announced that we have secured non-exclusive licenses from Alnylam targeting two validated oncology targets: WEE1 and CSN5. Our collaborators at the National Cancer Institute (NCI) identified the novel cancer genes WEE1 and CSN5 from human tumor samples, and together we have generated encouraging pre-clinical data by leveraging our expertise in siRNA design and delivery. Gene expression data from human tumor samples indicate that both CSN5 and WEE1 are up-regulated in a number of human cancers and have been identified as potential molecular targets in breast, liver, lung, ovarian and skin cancer, amongst other tumor types. We are conducting pre-clinical work to further evaluate these targets before initiating formal toxicology studies.

On March 1, 2012, we announced that we have secured an exclusive license from Alnylam to develop TKM-ALDH2, a systemically delivered RNAi therapeutic that utilizes Tekmira’s LNP for the treatment of Alcohol Dependence (AD). Currently, many approved treatments for AD have low response rates and poor patient compliance rates. ALDH2 is a well validated target with both genetic and pharmacological data supporting its role as a key player in alcohol avoidance. It is expected that TKM-ALDH2 could be administered as a “once-a-month” treatment of AD.

Tekmira is also evaluating a number of other pre-clinical candidates for advancement within its product pipeline.

Partnerships and Collaborations

Alnylam collaborations and licenses

On January 8, 2007, we entered into a licensing and collaboration agreement with Alnylam giving them an exclusive license to certain historical lipid nanoparticle intellectual property owned by Tekmira for the discovery, development, and commercialization of RNAi therapeutics. This agreement only covered intellectual property owned before Tekmira’s business combination with Protiva Biotherapeutics, Inc. on May 30, 2008.

Protiva, which is now a wholly owned subsidiary of ours, and Alnylam entered into a cross-license Agreement in August 2007, which was amended and restated in May 2008, granting Alnylam non-exclusive access to Protiva’s intellectual property in the RNAi field and required Alnylam to fund a certain level of collaborative research for two years. The research collaboration element of the Alnylam Cross-License expired in August 2009. We are, however, continuing to make LNP research batches for Alnylam under a manufacturing agreement which is discussed below.

In August 2007, pursuant to the terms of the cross-license, Alnylam made a payment of US$3.0 million that gives Alnylam the right to “opt-in” to the Tekmira TKM-PLK1 project and share equally in any future product revenues, provided that Alnylam contributes 50% of TKM-PLK1 product development costs. Alnylam has until the start of a TKM-PLK1 Phase 2 clinical trial of the TKM-PLK1 project to exercise their opt-in right. In the event that Alnylam chooses to exercise that right, the US$3.0 million already paid will be credited towards Alnylam’s 50% share of project costs to date.

In addition, we are eligible to receive up to US$16.0 million in milestones from Alnylam for each RNAi therapeutic advanced by Alnylam or its partners that utilizes our intellectual property, and low- to mid-single digit royalties on product sales.

The agreements with Alnylam grant us intellectual property rights to develop our own proprietary RNAi therapeutics. Alnylam has granted us a worldwide license for the discovery, development and commercialization of RNAi products directed to eight gene targets – three exclusive and five non-exclusive licenses – provided that they have not been committed by Alnylam to a third party of are not otherwise unavailable as a result of the exercise of a right of first refusal held by a third party or are part of an ongoing or planned development program of Alnylam. Licenses for five targets, ApoB, PLK1, Ebola, WEE1, and CSN5, have already been granted on a non-exclusive basis, along with an additional license for ALDH2, which has been granted on an exclusive basis. We may select two additional exclusive gene targets to develop RNAi therapeutic products, provided that the targets are not part of an ongoing or planned development program of Alnylam. In consideration for this license, we have agreed to pay single-digit royalties to Alnylam on product sales and have milestone obligations of up to US$8.5 million on the non-exclusive licenses (with the exception of TKM-Ebola, which has no milestone obligations, and TKM-PLK1 if Alnylam opts–in to the development program). We will have no milestone obligations on the three exclusive licenses.

In April 2009, Alnylam announced that they had initiated a Phase 1 human clinical trial for a product candidate that utilizes our LNP technology. The Alnylam product candidate, ALN-VSP, is being developed as a treatment for advanced solid tumors with liver involvement. ALN-VSP comprises siRNA molecules delivered systemically using our LNP technology. We are responsible for manufacturing the ALN-VSP drug product. The initiation of the ALN-VSP Phase 1 clinical trial triggered a milestone payment of $0.6 million (US$0.5 million) which we received in May 2009. Interim ALN-VSP data was presented at the American Society of Clinical Oncology (ASCO) meeting in May 2010 and at the Chemotherapy Foundation Symposium in November 2010. In June 2011, Alnylam presented Phase 1 human clinical trial data at American Society of Clinical Oncology (ASCO) meeting and disclosed that ALN-VSP was generally well tolerated, demonstrated evidence for anti-tumor activity, and was found to mediate RNAi activity in both hepatic and extra-hepatic tumors. Alnylam has announced that it expects to partner its ALN-VSP program prior to initiating a Phase 2 clinical study.

Alnylam is advancing two ALN-TTR formulations, ALN-TTR01 and ALN-TTR02. Both formulations are RNAi therapeutics targeting transthyretin (TTR) for the treatment of TTR-mediated amyloidosis (ATTR), a systemic disease caused by mutations in the TTR gene. ALN-TTR01 and ALN-TTR02 utilize our LNP technology and are being manufactured by us. In July 2010, Alnylam announced the initiation of a Phase 1 human clinical trial for ALN-TTR01, which triggered a US$0.5 million milestone payment to us. On November 21, 2011, we announced that Alnylam had presented preliminary Phase 1 clinical results for ALN-TTR01. Alnylam reported that that ALN-TTR01 was safe and well tolerated and that ALN-TTR01 demonstrated rapid, dose-dependent, and durable lowering of serum TTR protein levels after a single dose in ATTR patients. Following clearance of the CTA filed for ALN-TTR02 in January 2012, Alnylam announced the initiation of the ALN-TTR02 Phase 1 study in March 2012 with data expected to be reported in the third quarter of 2012.

Alnylam is also developing ALN-PCS, an RNAi therapeutic, to treat hypercholesterolemia, or high levels of cholesterol in the blood. ALN-PCS is manufactured by us and is enabled by our LNP delivery technology. On September 26, 2011, Alnylam announced the initiation of a Phase 1 human clinical trial for ALN-PCS which triggered a US$0.5 million milestone payment to us. On January 4, 2012, we announced that Alnylam had presented positive preliminary results from its ongoing clinical trial of ALN-PCS. Alnylam reported that ALN-PCS was safe and well tolerated and that ALN-PCS demonstrated statistically significant RNAi silencing of PCSK9 of up to 66% and reductions of up to over 50% in levels of low-density lipoprotein cholesterol (LDL-C), or “bad” cholesterol, a clinically validated endpoint. Alnylam expects to partner its ALN-PCS program prior to initiating a Phase 2 clinical study.

Under a manufacturing agreement entered into in January 2009 we continue to be the exclusive manufacturer of any products that utilize our technology as required by Alnylam through to the end of Phase 2 clinical trials. Alnylam will pay for the provision of staff and for external costs incurred. Pursuant to the terms of the Alnylam Manufacturing Agreement, there is a contractual minimum of CDN$11.2 million payable by Alnylam for the three year period from 2009 to 2011. From January 1, 2012, at the start of each calendar quarter, Alnylam will prepay for the provision of our staff based on their estimate of work to be performed in that quarter. Any under or over estimate will be reconciled at the end of each quarter. Alnylam will continue to pay for external costs incurred by us on their behalf on a monthly invoice basis.

We have ongoing litigation with Alnylam and AlCana Technologies, Inc. where we have alleged misappropriation of our proprietary lipid nanoparticle delivery technology, resulting in damage to our intellectual property and business interests. Alnylam and AlCana have responded to our complaint and have also filed counterclaims. In addition, Alnylam has filed a patent infringement lawsuit against us arising from our research activities with a pharmaceutical collaborator. Isis

Pharmaceuticals, Inc. is named as a co-plaintiff in the patent infringement suit. Litigation is subject to inherent uncertainty and if we are unsuccessful in defending ourselves we could be required to pay significant damages, costs, and attorney fees. We also continue to incur significant costs in the litigation and the litigation has diverted the attention of management and other resources that could otherwise be engaged in other activities. See “Item 8A Legal Proceedings” section of this Annual Report for more information.

License and collaboration agreement with Halo-Bio RNAi Therapeutics, Inc. (Halo-Bio)

On August 24, 2011, we entered into a license and collaboration agreement with Halo-Bio. Under the Agreement, Halo-Bio granted to us an exclusive worldwide license to its multivalent ribonucleic acid (MV-RNA) technology. The Agreement allows us to work together with Halo-Bio to design and develop MV-RNA molecules directed at gene targets of interest to us and to combine MV-RNA molecules with our LNP technology to develop therapeutic products. MV-RNA technology comprises single macromolecules capable of mediating RNAi at multiple unique target sites. MV-RNA can target three sites on a single gene or up to three separate genes simultaneously. We have already successfully demonstrated multi-gene knockdown using MV-RNA enabled by our proprietary LNP formulations.

We paid Halo-Bio an initial license fee of $97,940 (US$100,000).

Under the Agreement, the maximum future license fees and other contingent payments are US$1,960,000 and the Company will pay up to US$12,700,000 in milestones on each product developed plus royalties.

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

On November 17, 2010, Roche announced that, as part of a corporate restructuring, they intend to discontinue research and development in the field of RNAi. Following the announcement, Roche confirmed that, except for completing some product stability studies, they would be discontinuing product development with Tekmira. The stability studies were completed in 2011 so we now have no further obligation to Roche. In October 2011, Arrowhead Research Corporation announced that it had acquired all RNA therapeutics assets and intellectual property from Roche.

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

Bristol-Myers Squibb research agreement

On May 10, 2010 we announced the expansion of our research collaboration with Bristol-Myers Squibb. Under the new agreement, Bristol-Myers Squibb will use siRNA molecules formulated by us in lipid nanoparticles to silence target genes of interest. Bristol-Myers Squibb will conduct the pre-clinical work to validate the function of certain genes and share the data with us. We can use the pre-clinical data to develop RNAi therapeutic products against the therapeutic targets of interest. Bristol-Myers Squibb paid us US$3.0 million concurrent with the signing of the agreement. We are required to provide a pre-determined number of lipid nanoparticle batches over the four-year agreement. Bristol-Myers Squibb will have a first right to negotiate a licensing agreement on certain RNAi products developed by us that evolve from Bristol-Myers Squibb validated gene targets. On May 17, 2011 we announced a further expansion of the collaboration to include broader applications of our LNP technology and additional target validation work.

USAMRIID research agreement

In 2005 we signed a five-year research agreement with the United States Army Medical Research Institute for Infectious Diseases (USAMRIID) to collaborate on the development of siRNA-based therapy against filovirus infections, including Ebola, using LNPs. In 2010 we received the final payment under this grant. Further development of our TKM-Ebola product is being funded by the U.S. Government under the Transformational Medical Technologies (TMT) program as discussed in “TKM-Ebola” section above.

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

Marqibo is a proprietary sphingosomal formulation of the widely used, off-patent cancer chemotherapeutic vincristine. The FDA has granted Talon orphan drug and fast track designations for the use of Marqibo in adult acute lymphoblastic leukemia (ALL). In August 2007, Talon initiated a Phase 2 Marqibo registration-enabling clinical trial in relapsed ALL and in November 2007 initiated a Phase 2 clinical trial investigating Marqibo as a treatment for uveal melanoma. In December 2009, Talon announced the results of its Phase 2 relapsed ALL clinical trial. On July 18, 2011, Talon announced that its New Drug Application (NDA) for Marqibo had been submitted to the FDA seeking approval for the treatment of adult Philadelphia chromosome-negative ALL in second or greater relapse or that has progressed following two or more lines of anti-leukemia therapy. On September 27, 2011, Talon announced its NDA for Marqibo had been accepted for filing by the FDA. On March 21, 2012, the Oncologic Drugs Advisory Committee voted 7 yes, 4 no, and 2 abstain that evidence from clinical studies supports a favorable benefit/risk assessment for use of Marqibo in the indicated population. The FDA is expected to review Talon’s NDA by May 13, 2012.

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

Aradigm Corporation license agreement

In December 2004, we entered into a licensing agreement with Aradigm under which Aradigm exclusively licensed certain of our liposomal intellectual property for the pulmonary delivery of Ciprofloxacin. As amended, this agreement calls for milestone payments totalling US$4.5 and US$4.75 million, respectively, for the first two disease indications pursued by Aradigm using our technology, and for low- to mid-single-digit royalties on sales revenue from products using our technology. Aradigm has asserted that it is not using our technology in its current products.

University of British Columbia

Certain early work on lipid nanoparticle delivery systems and related inventions was undertaken at the University of British Columbia (UBC). These inventions are licensed to us by UBC under a license agreement, initially entered in 1998 and thereafter restated and amended. This agreement calls for revenue sharing on payments received from sublicenses that range from 10% for intellectual property related to certain technology used for the delivery of oligonucleotides and up to approximately 20% for intellectual property covering certain legacy product candidates being advanced by Talon and Aradigm. The agreement calls for single-digit royalties on product sales made by us under the licensed patents. The patents licensed to us by UBC under this license agreement have been expanded over the years to include patents, if any, on additional inventions discovered by UBC and us in our prior collaborations with UBC or otherwise in the course of our prior collaboration with Alnylam. These collaborations with UBC and with Alnylam ended at the end of 2008. We have granted sublicenses under the UBC license to Alnylam as well as to Talon and Aradigm. While Alnylam’s sublicense is exclusive in the RNAi field, Alnylam has in turn sublicensed us under the licensed UBC patents for discovery, development and commercialization of RNAi products. Alnylam has provided us notice that this sublicense back to Tekmira only covers products developed under the Tekmira-Alnylam agreement and not products covered under the Protiva-Alnylam agreement.

In mid-2009, we and our subsidiary Protiva entered into a supplemental agreement with UBC, Alnylam and AlCana Technologies, Inc., in relation to a separate research collaboration to be conducted among UBC, Alnylam and AlCana. We are licensed under the supplemental agreement to inventions discovered in this on-going collaboration. This license is on terms essentially similar to those of our license from UBC described above, and has similarly been sublicensed by us to Alnylam, and similarly sublicensed to us and Protiva by Alnylam for the same gene targets, except that we are to pay milestones of up to US$1,325,000 and single-digit royalties directly to UBC if we use any AlCana intellectual property generated under this supplemental agreement.

Patents and Proprietary Rights

In addition to the expertise we have developed and maintain in confidence, we own a portfolio of patents and patent applications directed to LNP inventions, the formulation and manufacture of LNP-based pharmaceuticals, chemical modification of RNAi molecules, and RNAi drugs and processes directed at particular disease indications.

We have filed many patent applications with the European Patent Office that have been granted. In Europe, upon grant, a period of nine months is allowed for notification of opposition to such granted patents. If our patents are subjected to interference or opposition proceedings, we would incur significant costs to defend them. Further, our failure to prevail in any such proceedings could limit the patent protection available to our RNAi platform, including our product candidates.

Patent applications that we have filed with the United States Patent and Trademark Office have not, to date, been the subject of interferences, with the exception of one recent interference with an Alnylam patent. The Alnylam patent interference proceeding was declared by the U.S. Patent and Trademark Office to determine priority of invention to subject matter of Alnylam’s U.S. Patent No. 7,718,629 in light of Tekmira’s U.S. Patent Application 11/807,872. Tekmira believes certain claims in Alnylam’s ‘629 patent are invalid and that Tekmira filed on the claimed sequence prior to Alnylam. On March 13, 2012, the USPTO released its decision in the motions phase of a patent interference proceeding. The USPTO granted two of our three motions, including our motion that Alnylam’s broad claims are unpatentable due to lack of adequate written description support. Alnylam’s corresponding motion that Protiva’s claims are unpatentable for lack of written description support was denied, as was their motion that Protiva is not entitled to priority benefit based on our provisional applications 60/817,556 and 60/808,859. The next phase of the interference proceedings will determine priority for the remaining claims.

We also have ongoing litigation with Alnylam and AlCana where we have alleged misappropriation of our proprietary lipid nanoparticle delivery technology, resulting in damage to our intellectual property and business interests. Alnylam and AlCana have responded to our complaint and have also filed counterclaims. In addition, Alnylam has filed a patent infringement lawsuit against us arising from our research activities with a pharmaceutical collaborator. Isis is named as a co-plaintiff in the patent infringement suit. See “Item 8A Legal Proceedings” section of this Annual Report for more information.

Our portfolio includes approximately 120 active cases, with approximately 55 issued patents and allowed patent applications, including the following patents and applications in the United States and Europe(1):

Invention Category	Title	Priority Filing Date*	Status**	Expiration Date***

LNP	Lipid Encapsulated Interfering RNA	07/16/2003	U.S. Pat. No.7,982,027; application pending in Europe	07/16/2024

LNP	Lipid Encapsulated Interfering RNA	06/07/2004	U.S. Pat. No. 7,799,565; European Pat. No.1766035	06/07/2025

LNP	Novel Lipid Formulations for Nucleic Acid Delivery	04/15/2008	U.S. Pat. No. 8,058,069; application pending in Europe	04/15/2029

LNP	Novel Lipid Formulations for Delivery of Therapeutic Agents to Solid Tumors	07/01/2009	Applications pending in U.S. and Europe	06/30/2030

LNP Manufacturing	Liposomal Apparatus and Manufacturing Methods	06/28/2002	U.S. Pat. No. 7,901,708; European Pat. No. 1519714	06/28/2023

LNP Manufacturing	Systems and Methods for Manufacturing Liposomes	07/27/2005	Application pending in U.S. and Europe	07/27/2026

Novel Lipids	Cationic Lipids and Methods of Use	06/07/2004	U.S. Pat. No. 7,745,651; application allowed in Europe	06/07/2025

Novel Lipids	Polyethyleneglycol-Modified Lipid Compounds and Uses Thereof	09/15/2003	U.S. Pat. No. 7,803,397; application pending in Europe	09/15/2024

Novel Lipids	Improved Cationic Lipids and Methods for the Delivery of Therapeutic Agents	07/01/2009	Application pending in the U.S.	06/30/2030

Invention Category	Title	Priority Filing Date*	Status**	Expiration Date***

Chemical Modifications	Modified siRNA Molecules and Uses Thereof	11/02/2005	Allowed in U.S.; application pending in Europe	11/02/2026

Chemical Modifications	Modified siRNA Molecules and Uses Thereof	06/09/2006	U.S. Pat. No. 7,915,399	06/08/2027

Therapeutic Target	siRNA Silencing of Apolipoprotein B	11/17/2004	Applications pending in U.S. and Europe	11/17/2025

Therapeutic Target	Compositions and Methods for Silencing Apolipoprotein B	07/01/2009	Applications pending in U.S. and Europe	06/30/2030

Therapeutic Target	siRNA Silencing of Filovirus Gene Expression	10/20/2005	U.S. Pat. No. 7,838,658	10/20/2026

Therapeutic Target	Compositions and Methods for Silencing Ebola Virus Gene Expression	07/20/2009	Application pending in U.S.	07/20/2030

Therapeutic Target	Silencing of Polo-Like Kinase Expression using Interfering RNA	12/27/2007	Applications pending in U.S. and Europe	12/27/2028

(1)	Patent information current as of December 31, 2011.
*	Priority filing dates are based on the filing dates of provisional patent applications. Provisional applications expire unless they are converted to non-provisional applications within one year.
**	An “allowed” patent application is an active case that has been found by the patent office to contain patentable subject matter, subject to the payment of issue/grant fees by the applicant.
***	Once issued, the term of a US patent first filed after mid-1995 generally extends until the 20th anniversary of the filing date of the first non-provisional application to which such patent claims priority. It is important to note, however, that the United States Patent & Trademark Office, or USPTO, sometimes requires the filing of a Terminal Disclaimer during prosecution, which may shorten the term of the patent. On the other hand, certain patent term adjustments may be available based on USPTO delays during prosecution. Similarly, in the pharmaceutical area, certain patent term extensions may be available based on the history of the drug in clinical trials. We cannot predict whether or not any such adjustments or extensions will be available or the length of any such adjustments or extensions.

4C.	Organizational structure

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

The following should be read in conjunction with our financial statements, forming a part of this Annual Report and Item 4 “Information on the Company” of this Annual Report. The financial statements for 2011 and 2010 have been prepared in accordance with in accordance with generally accepted accounting principles in the United States of America except as otherwise stated. The information presented below is in Canadian dollars unless otherwise stated.

Overview

Tekmira is a biopharmaceutical company focused on advancing novel RNA interference therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners.

Reorganization and Acquisition

Tekmira Pharmaceuticals Corporation was incorporated on October 6, 2005 as an inactive wholly owned subsidiary of Inex Pharmaceuticals Corporation. Pursuant to a reorganization effective April 30, 2007 the business and substantially all of the assets and liabilities of Inex were transferred to the Company. The consolidated financial statements for all periods presented herein include the consolidated operations of Inex until April 30, 2007 and the operations of the Company thereafter.

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

Concurrent with the completion of the business combination with Protiva, we entered into initial research agreements with F. Hoffman-La Roche Ltd and Hoffman La-Roche Inc., which we refer to together as Roche, and completed private placement investments of 416,667 common shares for US$5.0 million (CDN$5.0 million, CDN$12.00 per share) with Alnylam and 416,667 common shares for CDN$5.0 million (CDN$12.00 per share) with a Roche affiliate.

The Protiva acquisition was accounted for using the purchase method of accounting.

Inflation

Inflation has not had a material impact on our operations.

Foreign Currency Fluctuations

We purchase goods and services in both Canadian and U.S. dollars and earn a significant portion of our revenues in U.S. dollars. We manage our U.S. dollar currency risk by using cash received from U.S. dollar revenues to pay U.S. dollar expenses. We have not entered into any agreements or purchased any instruments to hedge possible currency risks at this time. Our policy is to hold only working capital levels of U.S. dollars. However, as a large portion of our revenues and expenses are in U.S. dollars, exchange rate fluctuations will continue to create gains or losses as we continue holding U.S. denominated cash, accounts receivable and accounts payable.

Foreign exchange losses were $0.01 million in 2011 and 2010 as compared to $0.44 million in 2009. Our foreign exchange gains and losses relate almost entirely to changes in the US dollar to Canadian dollar exchange rate. We have some US dollar denominated cash and receivables which provide a natural exchange rate hedge against our US dollar denominated payables and we keep our US dollar cash balances to a working capital level to minimize exchange rate risk.

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

Critical accounting policies and estimates

The significant accounting policies that we believe to be most critical in fully understanding and evaluating our financial results are revenue recognition, stock-based compensation and share purchase warrant valuation. These accounting policies require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable, based upon information available to us at the time that these estimates and assumptions are made. Actual results may differ from our estimates. Our critical accounting estimates affect our net loss calculation.

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

Our U.S. Government contract for TKM-Ebola is based on cost reimbursement plus an incentive fee. At the beginning of our fiscal year we estimate our labour and overhead rates for the year ahead. At the end of the year we calculate our actual labour and overhead rates and adjust our revenue accordingly. Our actual labour and overhead rates will differ from our estimate based on actual costs incurred and the proportion of our efforts on contracts and internal products versus indirect activities. Within minimum and maximum collars, the amount of incentive fee we can earn under the U.S. Government contract varies based on our costs incurred versus budgeted costs. We need to make an estimate of our final contract costs in order to calculate the final incentive fee we will receive. Until we are able to make a reliable estimate of the final contract costs, we recognize only the minimum incentive fee achievable and earned.

Our revenue for 2011 was $16.6 million (2010 - $21.4 million) and deferred revenue at December 31, 2011 was $4.5 million (December 31, 2010 - $4.1 million).

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

We recorded stock compensation expense in 2011 of $0.6 million (2010 - $0.7 million).

Share purchase warrant valuation / The valuation of share purchase warrants is a critical accounting estimate due to the value of liabilities recorded and the many assumptions that are required to be made to calculate the liability.

We classify warrants in our consolidated balance sheet as liabilities and revalue them at each balance sheet date. Any change in valuation is recorded in our statement of operations. We use the Black-Scholes pricing model to value the warrants. Determining the appropriate fair-value model and calculating the fair value of registered warrants requires considerable judgment. A small change in the estimates used may cause a relatively large change in the estimated valuation. The estimated volatility of our common stock at the date of issuance, and at each subsequent reporting period, is based on historical volatility that matches the expected remaining life of the warrants. The risk-free interest rate is based on the zero-coupon rate for bonds with a maturity similar to the expected remaining life of the warrants at the valuation date. The expected life of the warrants is assumed to be equivalent to their remaining contractual term.

We recorded a credit for the change in fair value of warrant liability in 2011 of $0.6 million (2010 - $nil).

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) or other standard setting bodies that we adopt as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations upon adoption.

In October 2009, the FASB issued EITF 08-01, Revenue Arrangements with Multiple Deliverables (currently within the scope of FASB Accounting Standards Codification (ASC) Subtopic 605-25). This statement provides principles for allocation of consideration among its multiple-elements, allowing more flexibility in identifying and accounting for separate deliverables under an arrangement. The EITF introduces an estimated selling price method for valuing the elements of a bundled arrangement if vendor-specific objective evidence or third-party evidence of selling price is not available, and significantly expands related disclosure requirements. This standard is effective on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Alternatively, adoption may be on a retrospective basis, and early application is permitted. We adopted this pronouncement on January 1, 2011. Adoption of the pronouncement did not have a material impact on our financial statements.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. This newly issued accounting standard requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on its financial position. This ASU is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. As this accounting standard only requires enhanced disclosure, the adoption of this standard is not expected to have an impact on our financial position or results of operations.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This newly issued accounting standard (1) eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity; (2) requires the consecutive presentation of the statement of net income and other comprehensive income; and (3) requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income nor do the amendments affect how earnings per share is calculated or presented. In December 2011, the FASB issued ASU No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05,

which defers the requirement within ASU 2011-05 to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. During the deferral, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect prior to the issuance of ASU 2011-05. These ASUs are required to be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, which for Tekmira means January 1, 2012. As these accounting standards do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income, the adoption of these standards is not expected to have an impact on our financial position or results of operations.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This newly issued accounting standard clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This ASU is effective on a prospective basis for annual and interim reporting periods beginning on or after December 15, 2011, which for Tekmira means January 1, 2012. The adoption of this standard is not expected to have a material impact on our financial position or results of operations.

5A.	Operating Results

Year ended December 31, 2011 compared to the year ended December 31, 2010

For the fiscal year ended December 31, 2011, our net loss was $9.9 million ($0.88 per common share) as compared to a net loss of $12.4 million ($1.20 per common share) for 2010.

Revenue / Revenue is detailed in the following table:

(in millions Cdn$)	2011	2010

Collaborations and contracts
Alnylam	$4.1	$6.3
U.S. Government	11.5	3.6
Roche	—	4.5
BMS	0.4	0.2
Other RNAi collaborators	0.1	0.4

Total collaborations and contracts	16.1	14.9
Alnylam milestone payments	0.5	0.5
Talon license amendment payment	—	5.9

Total revenue	$16.6	$21.4

Alnylam revenue / Under the Alnylam Manufacturing Agreement we are the exclusive manufacturer of any products required by Alnylam that utilize our technology through to the end of Phase 2 clinical trials. Under the Alnylam Manufacturing Agreement there was a contractual minimum payment for the provision of staff in each of the three years from 2009 to 2011 and Alnylam is reimbursing us for any external costs incurred. Revenue from external costs related to the Alnylam Manufacturing Agreement is being recorded in the period that Alnylam is invoiced for those costs except where we bear the risk of batch failure in which case revenue is recognized only once Alnylam accepts the batch. The total payment for the provision of staff from 2009 to 2011 was the contractual minimum amount of $11.2 million. From January 1, 2012, at the start of each calendar quarter, Alnylam will prepay for the provision of our staff based on their estimate of work to be performed in that quarter. Any under or over estimate will be reconciled at the end of each quarter. Alnylam will continue to pay for external costs incurred by us on their behalf on a monthly invoice basis.

In Q3 2010 and in Q3 2011 we recorded US$0.5 million milestone payments from Alnylam following their initiation of Phase 1 human clinical trials for two separate products enabled by our LNP delivery technology.

U.S. Government revenue / On July 14, 2010, we signed a contract with the United States Government to advance an RNAi therapeutic utilizing our LNP technology to treat Ebola virus infection. The initial phase of the contract, which is funded under a Transformational Medical Technologies program, is budgeted at US$34.7 million and is expected to last approximately three years. This initial funding is for the development of TKM-Ebola including completion of pre-clinical development, filing an IND application with the FDA and completing a Phase 1 human safety clinical trial.

Under the contract we are being reimbursed for costs incurred, including an allocation of overheads, and we are being paid an incentive fee.

Roche revenue / Under the Roche Product Development Agreement dated May 2009 Roche was paying us for the provision of staff and for certain external costs incurred. In November 2010, Roche announced that, as part of a corporate restructuring, they intend to discontinue research and development in the field of RNAi. Following the announcement, Roche confirmed that, except for completing some product stability studies, they would be discontinuing product development with Tekmira. As at December 31, 2010, we retained a deferred revenue balance of $0.04 million to cover a small amount of stability study work to be completed for Roche and the rest of Roche deferred revenue was brought into income in 2010. The stability studies were completed in Q4 2011 so we now have no further obligation to Roche under this agreement.

BMS revenue / / In May 2010 we signed a formulation agreement with BMS under which BMS paid us $3.2 million (US$3.0 million) to make a certain number of LNP formulations over the following four year period. The agreement was subsequently expanded to include a previous commitment worth $0.1 million and for the manufacture of formulations for extra-hepatic studies being conducted by BMS.

Other RNAi collaborators revenue / We have active research agreements with a number of other RNAi collaborators.

License amendment payment / On September 20, 2010, the license agreement with Talon was amended such that Talon paid $5.9 million (US$5.75 million) in consideration for reducing certain future payments associated with the product candidates. The payment of $5.9 million from Talon has been paid on to contingent creditors in full settlement of a contingent obligation (see Off-Balance Sheet Arrangements). We are now eligible to receive milestone payments from Talon of up to US$19.0 million upon achievement of further development and regulatory milestones and we are also eligible to receive single-digit royalties on product sales. If Talon sublicenses any of the product candidates, Tekmira is eligible to receive a percentage of any upfront fees or milestone payments received by Talon.

Revenue guidance for 2012 / Total collaborations and contracts revenues are expected to be at a similar level in 2012 as in 2011. Now that the minimum FTE requirement under the Alnylam Manufacturing Agreement has ended we expect lower Alnylam revenue. However, we expect U.S. Government contract revenue to increase over 2011 levels. BMS’s demand for research formulations has recently increased so we expect more BMS revenue in 2012 as compared to 2011.

Expenses / Research, development, collaborations and contracts / Research, development, collaborations and contracts expenses were $19.9 million in 2011 as compared to $22.1 million in 2010.

In Q3 2010 we signed a contract with the U.S. Government to develop TKM-Ebola and have since been incurring significant program costs such as materials and pre-clinical studies that have been included in research, development, collaborations and contracts expenses. These costs are being reimbursed by the U.S. Government who is also paying for TKM-Ebola related labour costs and overheads and an incentive fee.

The initiation of the TKM-Ebola contract added significant collaborations and contracts expenses. However, third party expenses on the Alnylam and Roche contracts were lower in 2011 as compared to 2010.

For our internal programs, spending was lower in 2011 than in 2010. Spending on TKM-PLK1 has increased in 2011 as we moved into a phase 1 clinical trial but TKM-ApoB spending has been minimal since mid-2010 when we decided to evaluate new formulations for potential TKM-ApoB development.

Compensation included in research, development, collaborations and contracts expenses was slightly higher in 2011 as compared to 2010. In June 2011 there was a reduction in workforce of 15 employees.

Research, development, collaborations and contracts expenses guidance for 2012 / Total research, development, collaborations and contracts expenses are expected to decrease modestly in 2012 as compared to 2011 levels. Our compensation expenses will be lower in 2012 than in 2011 following a reduction in workforce in January 2012 of 16 employees.

General and administrative / General and administrative expenses were $6.3 million in 2011 as compared to $4.8 million in 2010. The increase in 2011 largely relates to legal fees incurred in respect of our lawsuit with Alnylam and AlCana. See “Item 8A Legal Proceedings” section of this Annual Report for more information.

General and administrative expenses guidance for 2012 / Total general and administrative expenses are expected to decrease in 2012 as compared to 2011 levels. In 2011 we incurred significant expenses for our lawsuit against Alnylam and AlCana. From March 2012 onwards, under a fixed monthly fee agreement with Orrick, Herrington and Sutcliffe LLP (Orrick), our lead legal counsel for our lawsuit against Alnylam and AlCana, we will be required to reimburse Orrick for expenses incurred but no further payments will be required for professional fees. If we are successful in this lawsuit, we will pay a success fee to Orrick.

Depreciation of property and equipment / Depreciation of property and equipment was $1.0 million in 2011 and $1.0 million in 2010.

Other income (losses) / Change in fair value of warrant liability / On June 16, 2011 we completed a public offering of 1,789,900 units at a price of $2.85 each for total proceeds, before expenses, of $5.1 million. Each unit consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $3.35. The warrants have a five-year term.

We are accounting for the warrants under the authoritative guidance on accounting for derivative financial instruments indexed to, and potentially settled in, a company’s own stock, on the understanding that in compliance with applicable securities laws, the registered warrants require the issuance of registered securities upon exercise and do not sufficiently preclude an implied right to net cash settlement. Each balance sheet date the warrants are revalued and the change in value is recorded in the consolidated statement of operations and comprehensive loss.

We recorded a Black-Scholes value, upon issuance, of $0.74 million. At December 31, 2011 we calculated a Black-Scholes value for the warrants of $0.17 million and therefore recorded income of $0.57 million in 2011.

In addition, in part payment for establishing a loan facility, we have provided Silicon Valley Bank with 54,545 warrants with an exercise price of $1.65 and an expiration date of December 21, 2018. On the date of issuance, the Black-Scholes aggregate value of the 54,545 warrants was $0.04 million and is based on an assumed risk-free interest rate of 1.48%, volatility of 40%, a zero dividend yield and an expected life of 7 years. At December 31, 2011, the Black-Scholes value of the warrants was unchanged.

The legal and professional costs of establishing the loan of $0.07 million and the initial fair value of the warrants of $0.04 million have been included in General and Administrative expenses.

Year ended December 31, 2010 compared to the year ended December 31, 2009

For the fiscal year ended December 31, 2010, our net loss was $12.4 million ($1.20 per common share) as compared to a net loss of $8.7 million ($0.85 per common share) for 2009.

The primary reason for the increase in net losses is increased research, development, collaborations and contracts spending across our internal and partnered programs. Also, in 2010, we incurred professional and listing fees for our NASDAQ listing.

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

Under the Alnylam Manufacturing Agreement we are the exclusive manufacturer of any products required by Alnylam that utilize our technology through to the end of Phase 2 clinical trials. Under the Alnylam Manufacturing Agreement there was a contractual minimum payment for the provision of staff in each of the three years from 2009 to 2011 and Alnylam is reimbursing us for any external costs incurred. Revenue from external costs related to the Alnylam Manufacturing Agreement is being recorded in the period that Alnylam is invoiced for those costs except where we bear the risk of batch failure in which case revenue is recognized only once Alnylam accepts the batch. The total payment for the provision of staff from 2009 to 2011 was a minimum of $11.2 million.

In Q2 2009 and in Q3 2010 we received US$0.5 million milestone payments from Alnylam following their initiation of Phase 1 human clinical trials for two separate products enabled by our LNP delivery technology.

U.S. Government revenue / On July 14, 2010, we signed a contract with the United States Government to advance an RNAi therapeutic utilizing our LNP technology to treat Ebola virus infection. The initial phase of the contract, which is funded under a Transformational Medical Technologies program, is budgeted at US$34.7 million and is expected to last approximately three years. This initial funding is for the development of TKM-Ebola including completion of pre-clinical development, filing an IND application with the FDA and completing a Phase 1 human safety clinical trial.

Under the contract we are being reimbursed for costs incurred, including an allocation of overheads, and we are being paid an incentive fee. The cost of equipment purchased for the contract, and revenue from the reimbursement of that cost, is initially recorded as deferred costs and revenue and is then amortized to the income statement over the expected contract period.

Roche revenue / Under the Roche Product Development Agreement dated May 2009 Roche are paying us for the provision of staff and for certain external costs incurred. We are recognizing revenue from the Roche Product Development Agreement in proportion to the services provided up to the reporting date by comparing actual hours spent to estimated total project hours. Revenue from external costs incurred under the Roche Product Development Agreement is recorded in the period that Roche is invoiced for those costs. The difference between service revenue recognized and cash received is being recorded in the balance sheet as accrued or deferred revenue, as appropriate. In November 2010, Roche announced that, as part of a corporate restructuring, they intend to discontinue research and development in the field of RNAi. Following the announcement, Roche confirmed that, except for completing some product stability studies, they would be discontinuing product development with Tekmira. At December 31, 2010, we retained a deferred revenue balance of $0.04 million to cover a small amount of stability study work to be completed for Roche. The rest of Roche deferred revenue was brought into income in 2010.

We earned $0.8 million in collaborations revenue during the first half of 2009 for work under a separate Roche Research Agreement that ended in June 2009.

BMS revenue / BMS revenue in 2009 and 2010 relates to a research collaboration agreement. In May 2010 we signed a formulation agreement with BMS under which BMS paid us $3.2 million (US$3.0 million) to make a certain number of LNP formulations over the next four years. Revenue from this agreement will be recognized as batches are produced. No batches had yet been produced under the new BMS agreement so deferred revenue as at December 31, 2010 included $3.2 million in this respect.

Other RNAi collaborators revenue / We have active research agreements with a number of other RNAi collaborators.

Talon license amendment payment / On September 20, 2010, the license agreement with Talon was amended such that Talon paid $5.9 million (US$5.75 million) in consideration for reducing certain future payments associated with the product candidates. The payment of $5.9 million from Talon has been paid on to contingent creditors in full settlement of a contingent obligation. We are now eligible to receive milestone payments from Talon of up to US$19.0 million upon achievement of further development and regulatory milestones and we are also eligible to receive single-digit royalties on product sales. If Talon sublicenses any of the product candidates, Tekmira is eligible to receive a percentage of any upfront fees or milestone payments received by Talon.

Expenses / Research, development, collaborations and contracts / Research, development, collaborations and contracts expenses increased to $22.1 million in 2010 as compared to $17.8 million in 2009.

In Q3 2010 we signed a contract with the U.S. Government to develop TKM-Ebola and incurred significant program costs such as materials and pre-clinical studies that have been included in research, development, collaborations and contracts expenses. These costs are being reimbursed by the U.S. Government who is also paying for TKM-Ebola related labor costs and overheads and an incentive fee.

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

Loss on purchase and settlement of exchangeable and development notes / The $5.9 million license amendment payment and related $5.9 million loss on the purchase and settlement of exchangeable and development notes. See “Item 5E. Off-Balance Sheet Arrangements” section of this Annual Report for more information.

5B.	Liquidity and Capital Resources

Since our incorporation, we have financed our operations through the sales of shares, units, debt, revenues from research and development collaborations and licenses with corporate partners, interest income on funds available for investment, and government contracts, grants and tax credits.

At December 31, 2011, we had cash and cash equivalents of approximately $9.2 million as compared to $12.3 million at December 31, 2010.

Operating activities used cash of $7.7 million in 2011 as compared to $11.2 million in 2010. Excluding changes in non-cash operating items, cash used in operating activities in 2011 fell to $8.8 million as compared to $10.7 million in 2010 due, largely, to reduced losses as discussed earlier.

Investing activities used $0.01 million in 2011 as compared to $0.8 million in 2010. Investing in 2010 relates to facility improvements and manufacturing equipment. Any equipment we acquire under our TKM-Ebola contract is owned by the U.S. Government so is not recorded as a Company investment.

On June 16, 2011 we completed a public offering of 1,789,900 units at a price of $2.85 each for total proceeds, before expenses, of $5.1 million. Each unit consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $3.35. The warrants have a five-year term. After paying underwriter’s commission and other unit issue costs the offering generated net cash of $4.5 million.

In December 2011, we secured a US$3.0 million term loan from Silicon Valley Bank (SVB). The US$3.0 million loan from SVB may be drawn down at the discretion of the Company at any time prior to September 30, 2012. The loan matures on June 30, 2015 and carries a fixed interest rate of 8% annually. If we choose to draw down on the loan, principal and interest payments will be made monthly starting on October 1, 2012. We provided SVB with 54,545 warrants at a price of $1.65 and will provide additional warrants equal to 2% of any draw down on the loan. We have not yet drawn down on the loan. The loan will be secured by the assets of the Company and does not include any financial covenants.

On February 29, 2012, we completed a private placement of 1,848,601 units for gross proceeds of $4.1 million. Each unit, priced at $2.20, consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $2.60 for a period of five years from closing. We plan to use the net proceeds of the offering for general corporate purposes. The common shares issued pursuant to the private placement are subject to a four-month hold period that expires on June 30, 2012.

We believe our current funds on hand, following the February 29, 2012 private placement, plus expected income, including funds from our collaborative partners and the U.S. Government and access to the loan facility from SVB, will be sufficient to extend our cash runway until the second half of 2013.

Financial Instruments

We are exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our assets and liabilities. We invest our cash reserves in a high interest savings account and in bankers’ acceptances with varying terms to maturity (not exceeding two years) issued by major Canadian banks, selected with regard to the expected timing of expenditures for continuing operations and prevailing interest rates. Investments with a maturity greater than three months are classified in our Balance Sheet as held-for-trading short-term investments and are recorded at cost plus accrued interest. The fair value of our cash investments as at December 31, 2011 is at least equal to the face value of those investments and the value reported in our Balance Sheet. Due to the relatively short-term nature of the investments that we hold, we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio. We purchase goods and services in both Canadian and U.S. dollars and earn a significant portion of our revenues in U.S. dollars. We manage our U.S. dollar currency risk by using cash received from U.S. dollar revenues to pay U.S. dollar expenses and by limiting holdings of U.S. dollar cash and cash equivalent balances to working capital levels. We have not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Material Commitments for Capital Expenditures

As at the date of this Annual Report our only material commitments to capital expenditure are for lab and manufacturing equipment related to our TKM-Ebola program, and we expect these purchases to be reimbursed by the U.S. Government as the contractor for this program.

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

(in millions Cdn$ except per share data) – unaudited
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	2010	2010	2010	2010	2011	2011	2011	2011

Revenue
Collaborations and contracts:
Alnylam	$0.9	$1.4	$1.8	$2.1	$0.9	$1.0	$1.5	$0.7
U.S. Government	—	—	1.2	2.4	3.4	3.3	2.0	2.8
Roche	1.3	0.9	0.6	1.7	—	—	—	—
Other	0.3	—	0.3	—	—	0.1	0.2	0.2

	2.5	2.3	3.9	6.2	4.3	4.4	3.7	3.7
Alnylam licensing fees and milestone payments	—	—	0.5	—	—	—	0.5	—
Talon license amendment payment	—	—	6.0	—	—	—	—	—

Total revenue	2.5	2.3	10.4	6.2	4.3	4.4	4.2	3.7

Expenses and other income (losses)	6.7	6.3	12.8	8.1	7.4	7.9	5.7	5.5

Net loss	(4.2)	(4.0)	(2.4)	(1.9)	(3.1)	(3.5)	(1.5)	(1.8)

Basic and diluted net loss per share	$(0.40)	$(0.38)	$(0.24)	$(0.18)	$(0.30)	$(0.33)	$(0.12)	$(0.15)

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

In January 2009 we signed a Manufacturing Agreement with Alnylam. Revenue from the Alnylam Manufacturing Agreement was higher than usual in Q3 2010, Q4 2010 and Q3 2011 when deferred revenue related to minimum FTE payments was recognized based on our estimate of percentage of completion of the annual commitment. Quarterly revenue levels are also affected by the timing of manufacturing third party costs such as manufacturing suite charges. The timing of batch manufacturing is sporadic and manufacturing suite booking fees can precede the date of batch manufacture by many months.

In Q3 2010 we signed a contract with the U.S. Government to develop TKM-Ebola and incurred significant program costs such as materials and pre-clinical studies that have been included in research, development, collaborations and contracts expenses. These third-party costs are being reimbursed by the U.S. Government so are also recorded as revenue. U.S. Government revenue from the TKM-Ebola program also includes labour, overheads and incentive fee charges. Third-party costs were lower in Q3 2011 as we focused on preparing to file the IND for TKM-Ebola.

In November 2010, Roche announced that, as part of a corporate restructuring, they intend to discontinue research and development in the field of RNAi. Following the announcement, Roche confirmed that, except for completing some product stability studies, they would be discontinuing product development with Tekmira. The balance of Roche deferred revenue, except for a provision for the stability study work, was recognized as revenue in Q4 2010. The stability studies were completed in 2011 so we now have no further obligation to Roche.

In Q3 2010 and in Q3 2011 we earned US$0.5 million milestones from Alnylam following their initiation of a Phase 1 human clinical trial enabled by our LNP delivery technology.

In Q3 2010 we received a $5.9 million license amendment payment from Talon. The $5.9 million was then paid to certain of our contingent creditors in full settlement of a contingent obligation so is also included as an expense in our Q3 2010 income statement.

We expect revenue to continue to fluctuate particularly due to the variability in demand for our manufacturing services, the development stage of the TKM-Ebola contract and the timing of licensing payments and milestone receipts.

Net losses from Q1 2010 and Q2 2010 were higher due to increased spending on our TKM-ApoB and TKM-PLK1 programs. In those quarters we were manufacturing materials for pre-clinical and clinical trials and conducting toxicology studies in preparation for clinical development of both programs. Losses from Q3 2010 onward have generally been lower than the first half of 2010 as a result of higher revenues. Our Q3 2011 lower expenses and net loss are a result of an unusually high proportion of revenue being generated from the reimbursement of staff time and overheads through the TKM-Ebola contract. Staff time and overhead revenue has a greater impact on reducing our losses than research and development costs reimbursement.

Fourth quarter of 2011 / Our Q4 2011 net loss was $1.8 million ($0.15 per common share) as compared to a net loss of $1.9 million ($0.18 per common share) for Q4 2010.

Revenue decreased to $3.7 million in Q4 2011 as compared to $6.2 million in Q4 2010. This decrease was largely the result of the winding down of the Roche collaboration in Q4 2010 and a low level of activity under the Alnylam Manufacturing Agreement in Q4 2011.

Research, development, collaborations and contracts expenses decreased to $3.7 million in Q4 2011 as compared to $6.6 million in Q4 2010. In Q4 2010, as compared to Q4 2011, we incurred a far greater level of third party costs for our U.S. Government and Alnylam contract work.

General and administrative expenses increased to $2.0 million in Q4 2011 from $1.2 million in Q4 2010. The increase primarily relates to legal fees incurred in respect of our lawsuit with Alnylam and AlCana.

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

5F.	Tabular Disclosure of Contractual Obligations

The following table sets forth Tekmira’s contractual obligations as at December 31, 2011:

Payments due by period (in millions of dollars)
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Contractual Obligations	—	—	—	—	—
Long-Term Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations(1)	3.3	1.3	2.0	—	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities	—	—	—	—	—

Total	3.3	1.3	2.0	—	—

(1)	The operating lease for our laboratory and office premises expires in July 2014 but we have the option to extend the lease to 2017 and then to 2022 and then to 2027. The amounts shown in the table are Tekmira’s gross obligations. We expect to receive sub-lease income of $0.2 million in 2012.

In June 2011, we signed a fixed monthly fee agreement with Orrick, Herrington and Sutcliffe LLP (Orrick), our lead legal counsel for our lawsuit with Alnylam and AlCana. Under this agreement, from March 2012 onwards, we will be required to reimburse Orrick for expenses incurred but no further payments will be required for professional fees. If we are successful in this lawsuit we will also pay a success fee to Orrick. We have not recorded this contingent obligation due to uncertainties related to the outcome of the lawsuit. At December 31, 2011, the contingent obligation was $4.5 million (US$4.4 million).

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.	Directors and Management

The following table sets forth information relating to our directors and executives as at the date of this Annual Report:

Name (1)	Residence	Position
Michael J. Abrams(3) (4)	Custer, Washington, U.S.A.	Director

Arthur M. Bruskin(4)	Huntington Station, New York, U.S.A.	Director

Kenneth Galbraith(2) (4)	Surrey, British Columbia, Canada	Director

Donald G. Jewell(2)	West Vancouver, British Columbia, Canada	Director

Frank Karbe(2)	Mill Valley, California, U.S.A.	Director

Daniel Kisner(3) (4)	Rancho Santa Fe, California, U.S.A.	Director (Chairman)

R. Ian Lennox(3)	Jupiter, Florida, U.S.A	Director

Mark J. Murray	Seattle, Washington, U.S.A.	President, Chief Executive Officer and Director

Ian C. Mortimer	North Vancouver, British Columbia, Canada	Executive Vice President, Finance and Chief Financial Officer

Ian MacLachlan	Mission, British Columbia, Canada	Executive Vice President and Chief Scientific Officer

Peter Lutwyche	Vancouver, British Columbia, Canada	Senior Vice President, Pharmaceutical Development

Paul Brennan	White Rock, British Columbia, Canada	Senior Vice President, Business Development

R, Hector MacKay-Dunn, Q.C.	Vancouver, British Columbia, Canada	Corporate Secretary

Notes:

(1)	Neither age nor date of birth of directors or senior managers is required to be reported in our home country (Canada) nor otherwise publicly disclosed.
(2)	Member of Audit Committee.
(3)	Member of Executive Compensation and Human Resources Committee.
(4)	Member of Corporate Governance and Nominating Committee.

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

Arthur M. Bruskin, Ph.D., Director. Dr. Bruskin has served as our Director since May 2008. Dr. Bruskin is currently an independent consultant in the biotechnology and pharmaceutical industry. He earned his BA and MA (Microbiology) at the University of Connecticut and his Ph.D. (Biology) at Indiana University. Following his postdoctoral training at the University of California, San Francisco, Dr. Bruskin took a position at Applied Biotechnology (ABT), a Cambridge, MA biotechnology company where he was responsible for their cancer therapeutic program from 1987 to 1991. Following the merger of ABT with Oncogene Science in 1991 (now OSI Pharmaceuticals (NASDAQ:OSIP)), Dr. Bruskin held a variety of positions at OSI including Executive Vice President, Global Research. Dr. Bruskin was responsible for all of OSI’s pre-clinical research in the areas of Oncology and Diabetes and was involved in the discovery and development of Tarceva. After leaving OSI in 2002, Dr. Bruskin has been the Chief Scientific Officer of Interpath Pharmaceuticals Inc. (2005-2006) and the Chief Operating Officer of Eutropics Pharmaceuticals Inc. (2006-2008) and part-time Chief Scientific Officer at America Stem Cell, Inc., a privately held biotechnology company (2009-2010).

Kenneth Galbraith, C.A., Director. Mr. Galbraith has served as our Director since January 2010. Mr. Galbraith is currently a General Partner at Ventures West. He joined Ventures West in 2007 and leads the firm’s biotechnology practice. Prior to joining Ventures West, Mr. Galbraith was Chairman and Interim CEO of AnorMED, a biopharmaceutical company focused on new therapeutic products in hematology, HIV and oncology, until its sale to Genzyme Corp. in a cash transaction worth almost US$600 million. Previously, Mr. Galbraith spent 13 years in senior management with QLT Inc., a global biopharmaceutical company specializing in developing treatments for eye diseases, retiring in 2000 from his position as Executive VP and CFO. Mr. Galbraith was a founding Director of the BC Biotechnology Alliance and served as Chairman of the Canadian Bacterial Diseases Network, one of Canada’s federally-funded Networks for Centers of Excellence (NCE). He was also a Director of the Michael Smith Foundation for Health Research and the Fraser Health Authority. He currently serves on the Board of Directors of a number of private biotechnology companies as well as the Vancouver Aquarium Marine Science Centre, one of the world’s leading aquariums and Genome BC and has previously served on the Board of Directors of a number of NASDAQ-listed biotechnology companies, including Cardiome Pharma and Angiotech Pharmaceuticals. Mr. Galbraith earned a Bachelor of Commerce (Honours) degree from the University of British Columbia and is a Chartered Accountant.

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

R. Ian Lennox, M.B.A., Director. Mr. Lennox has served as our Director since May 2008. Mr. Lennox is currently Chairman and CEO of Ricerca Biosciences, LLC, a contract research organization for the pharmaceutical industry and he is also director of several life sciences companies in North America. From 2000 to 2004, Mr. Lennox held leadership positions at MDS Inc., first as president and chief executive officer, drug discovery and development, and later as president and chief executive officer, pharmaceutical and biotechnology markets. Prior to joining MDS, Mr. Lennox was president and chief executive officer of Phoenix International Life Sciences, a NASDAQ Stock Exchange company, and chairman and chief executive officer of Drug Royalty Corporation, a Toronto Stock Exchange listed company. From 1978 to 1997, Mr. Lennox held progressively senior managerial positions at Monsanto Company in the U.S., Europe and Latin America, including six years as president and chief executive officer of Monsanto (Canada), based in Toronto. Mr. Lennox has also served as director of a number of life sciences companies and charitable foundations in North America. Mr. Lennox holds an Honours B.S. degree in physiology and pharmacology and an M.B.A. from the University of Western Ontario. He has also completed the executive management program in finance at the Columbia School of Business.

Ian C. Mortimer, M.B.A., Executive Vice President, Finance and Chief Financial Officer. Mr. Mortimer has served as our Executive Vice President, Finance, and Chief Financial Officer since May 2008 and Senior Vice President, Finance, and Chief Financial Officer since April 2007. Mr. Mortimer became the Chief Financial Officer of Tekmira after its spin-out from Inex Pharmaceuticals Corporation in 2007 and has responsibilities for Finance and Investor Relations. From 2004 to 2007, Mr. Mortimer was Chief Financial Officer of Inex. From 1997 to 2004, Mr. Mortimer held positions of increasing responsibility at Inex including leading Inex’s investor relations efforts and evaluation of product in-licensing opportunities. He has a B.Sc. in Microbiology from the University of British Columbia, an M.B.A. from Queen’s University and is a Certified Management Accountant.

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

Peter Lutwyche, Ph.D., Senior Vice President, Pharmaceutical Development. Dr. Lutwyche has served as our Senior Vice President, Pharmaceutical Development since May 2008, when Dr. Lutwyche joined Tekmira in connection with the completion of the business combination between Tekmira and Protiva. Dr. Lutwyche joined Protiva in February 2008. His responsibilities at Tekmira include manufacturing, process development and quality control for all Tekmira product candidates as well as supporting Tekmira’s collaborative partners as they advance products that utilize Tekmira’s technology. Dr. Lutwyche joined Protiva from QLT Inc., where he was employed for ten years, most recently as Director, Pharmaceutical Development. During his tenure at QLT, Dr. Lutwyche contributed to the development and commercialization of Visudyne as well as leading manufacturing and chemistry efforts for numerous pre-clinical and clinical stage products. Prior to QLT, he was a research scientist at Inex Pharmaceuticals Corporation working with lipid-based formulations of nucleic acids and antibiotics. Dr. Lutwyche holds a Ph.D. in Chemistry from the University of British Columbia.

Paul Brennan, M.Sc., Senior Vice President, Business Development. Mr. Brennan has served as our Senior Vice President, Business Development since September 2010. Mr. Brennan has over 20 years of experience working for pharmaceutical and biotechnology companies in general management, business development, marketing and regulatory affairs. Prior to joining Tekmira, Mr. Brennan was a principal at Pacific BioPartners, a consulting company focused on supporting biotechnology companies with general management and business development expertise. Prior to that he served as CEO of Altair Therapeutics, an emerging biopharmaceutical company based in San Diego, which focused on developing inhaled oligonucleotides for respiratory diseases. Prior to Altair, Mr. Brennan was Senior Vice President, Business Development at Aspreva Pharmaceuticals and was involved in the sale of Aspreva to Vifor Pharma for $915 million. Prior to Aspreva, Mr. Brennan was at AnorMED where he held a number of roles including Acting President during which time he was involved in the sale of AnorMED to Genzyme for $580 million. Mr. Brennan has also held senior positions in business development and regulatory affairs at AstraZeneca, where he worked in Sweden, the United Kingdom and Canada. Mr. Brennan has an MSc and BSc from Queen’s University in Kingston, Ontario.

R. Hector MacKay-Dunn, Q.C., Corporate Secretary. Mr. MacKay-Dunn has served as our Corporate Secretary since May 2010. Mr. MacKay-Dunn is a Senior Partner at Farris, Vaughan, Wills & Murphy LLP. Mr. MacKay-Dunn advises and has served as a director and corporate secretary of private and public growth companies in a broad range of industries on domestic and cross-border private and public securities offerings, mergers and acquisitions, tender offers, and international partnering transactions. Mr. MacKay-Dunn was appointed Queen’s Counsel in 2003. Mr. MacKay-Dunn is the immediate past Chair of the British Columbia Innovation Council, the Province’s lead agency with the mandate to advance ideas into investment-ready companies in the areas of science and technology, a director of British Columbia Leading Edge Endowment Fund, British Columbia’s CDN $60 million program to attract top researchers to B.C.’s universities and LifeSciences BC and a former director of Genome British Columbia. Mr. Mackay-Dunn holds a B.A. and J.D. from the University of British Columbia.

6B.	Compensation

The following disclosure sets out the compensation for our Named Executive Officers and directors for the financial year ended December 31, 2011. For the purposes herein, our Named Executive Officers includes our Chief Executive Officer, Chief Financial Officer, Chief Scientific Officer, Senior Vice President of Pharmaceutical Development and Senior Vice President of Business Development, as indicated in the “Summary Compensation Table” below.

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

•	to motivate executives to achieve important corporate performance objectives and reward them when such objectives are met; and

•	to align the interests of executive officers with the long-term interests of shareholders through participation in our Option Plan.

Currently, our executive compensation package consists of the following components: base salary, discretionary annual incentive cash bonuses, long-term incentives in the form of share options and health and retirement benefits generally available to all of our employees. We have not granted any share appreciation rights to our directors and officers. We have established the above components for our executive compensation package because we believe a competitive base salary and opportunity for annual cash bonuses are required to retain key executives and participation in our Option Plan enables our executive officers to participate in our long term success and aligns their interests with those of the shareholders. We do not believe our compensation policies create significant risk for the Company since the discretionary portion of compensation, that is, share options and bonuses are not formulaic, are based on qualitative measures and are at the full discretion of the Board. Additional details on the compensation package for Named Executive Officers are described in the following sections.

Summary Compensation Table

The following table sets out the compensation paid, payable or otherwise provided to the Company’s Named Executive Officers during the Company’s three most recently completed financial years ending on December 31. All amounts are expressed in Canadian dollars unless otherwise noted.

Name and principal position	Year	Salary ($)	Option-based awards (1) ($)	Annual incentive cash bonuses (2) ($)	All other compensation (3) ($)	Total compensation ($)

Dr. Mark J. Murray(4) President and Chief Executive Officer	2011	344,708	134,953	—	41,868	522,969
	2010	345,000	88,453	86,250	55,584	575,287
	2009	345,000	—	103,500	90,237	538,737

Ian C. Mortimer Executive Vice President, Finance and Chief Financial Officer	2011	285,000	96,395	—	—	381,395
	2010	285,000	56,610	71,250	—	412,860
	2009	285,000	—	85,500	133,550	504,050

Dr. Ian MacLachlan Executive Vice President and Chief Scientific Officer	2011	295,000	96,395	—	1,439	392,834
	2010	295,000	56,610	73,750	2,965	428,325
	2009	285,000	—	85,500	8,550	379,050

Dr. Peter Lutwyche Senior Vice President of Pharmaceutical Development	2011	225,000	77,116	—	—	302,116
	2010	221,327	56,610	39,375	—	317,312
	2009	205,000	—	43,050	6,150	254,200

Paul A. Brennan(5) Senior Vice President of Business Development	2011	230,000	77,116	—	—	307,116
	2010	73,128	151,517	—	—	224,645
	2009	—	—	—	—	—

Notes:

(1)	The fair value of each option is estimated as at the date of grant using the most widely accepted option pricing model, Black-Scholes. The weighted average option pricing assumptions and the resultant fair values for options awarded to Named Executive Officers in 2010 are as follows: expected average option term of eight years; a zero dividend yield; a weighted average expected volatility of 120.3%; and, a weighted average risk-free interest rate of 2.67%. The weighted average option pricing assumptions and the resultant fair values for options awarded to Named Executive Officers in 2011 are as follows: expected average option term of ten years; a zero dividend yield; a weighted average expected volatility of 115.5%; and, a weighted average risk-free interest rate of 2.51%.
(2)	The Executive Compensation and Human Resources Committee approved the payment of 60% of the available executive bonus pool during 2009. The Executive Compensation and Human Resources Committee approved the payment of 50% of the available executive bonus pool during 2010. No bonuses were awarded to the Named Executive Officers in 2011.
(3)	All other compensation in 2009 includes Registered Retirement Savings Plan, or RRSP, or equivalent matching payments of the lower of 3% of salary and 50% of the maximum annual contribution allowed by the Canada Revenue Agency. In 2009 all of our full-time employees and executives were eligible for RRSP or equivalent matching payments. In 2010 and 2011 RRSP match payments were suspended to conserve cash. In 2009 Dr. Murray also received a tax gross-up payment of $46,425 in respect of his earnings prior to the business combination with Protiva. Under Dr. Murray’s previous employment agreement, which was replaced effective May 30, 2008 following the business combination with Protiva, he was eligible for a tax gross-up payment which ensures that he is no worse off as a result of paying taxes on his earnings from us in Canada as compared to if he had worked and paid taxes only in the United States. The payment was calculated and paid in 2009 once Dr. Murray had filed his 2008 U.S. and Canadian tax returns. Dr. Murray’s employment agreement with Tekmira, effective May 30, 2008, does not include a tax gross-up clause. Dr. Murray’s other compensation also includes reimbursement of personal tax filing service fees up to a maximum of $10,000 per year as per his contract. Dr. Murray’s and Dr. MacLachlan’s other compensation also includes amounts claimed under their contractual entitlement to reimbursement of any health expenses incurred, including their families’ health expenses, that are not covered by insurance. On May 31, 2009, a year and a day after the business combination with Protiva, Mr. Mortimer received a one time retention bonus of $125,000.
(4)	Effective January 1, 2011 Dr. Murray’s salary was denominated in US dollars and was increased to US$350,000. The amount shown the in table for 2011 is the Canadian equivalent of US$350,000. In 2009 and 2010 Dr. Murray’s salary was $345,000 and was denominated in Canadian dollars.
(5)	Mr. Brennan commenced employment with in September 2010 with an annual salary of $230,000.

Base Salary. The Named Executive Officers are paid a salary in order to ensure that the compensation package offered by us is in line with that offered by other comparable companies in the biotechnology industry, and as an immediate means of rewarding the Named Executive Officer for efforts expended on our behalf. In the fourth quarter of 2010, LaneCaputo Compensation Inc. was paid $32,480 to review Executive and Director Compensation. LaneCaputo used the following companies to benchmark compensation: AEterna Zentaris Inc., AVI Biopharma, Inc., Celldex Therapeutics, Inc., Cleveland BioLabs Inc., Curis, Inc., Idera Pharmaceuticals, Inc., Inhibitex, Inc., Inovio Pharmaceuticals, Inc., Neuralstem, Inc., NovaBay Pharmaceuticals, Inc., OncoGenex Pharmaceuticals, Inc., Peregrine Pharmaceuticals Inc., Rexahn Pharmaceuticals, Inc., Sangamo BioSciences, Inc., Transition Therapeutics Inc. and YM BioSciences Inc. Base salaries for Named Executive Officers are evaluated against the responsibilities inherent in the position held and the individual’s experience and past performance.

Effective January 1, 2009 the base salary of Dr. Murray was increased by 6% to $345,000 and Dr. Lutwyche’s salary was increased 11% to $205,000. Mr. Mortimer’s and Dr. MacLachlan’s base salaries remained unchanged at $285,000.

Effective January 1, 2010 the base salary of Dr. MacLachlan was increased 3.5% to $295,000. Dr. Lutwyche’s salary was increased 5% to $215,000 on January 1, 2010 and by a further 5% to $225,000 in May 2010 when he was promoted to Senior Vice President of Pharmaceutical Development. Dr. Murray’s and Mr. Mortimer’s salaries remained unchanged in 2010. Mr. Brennan commenced employment with Tekmira as Senior Vice President of Business Development in September 2010 with a base salary of $230,000 per year. Based on the review of the LaneCaputo report, no changes were made to the base salaries of the Named Executive Officers except for Dr. Murray whose salary became US$350,000 effective January 1, 2011.

Annual Incentive Cash Bonuses. Our policy is to pay bonuses if and when we achieve major corporate objectives as determined by the Compensation Committee and Board of Directors. Cash bonus payments are at the full discretion of the Board of Directors. Our objectives for 2009, as established by the Board of Directors included: filing an Investigational New Drug (IND) application for TKM-ApoB; advancing TKM-PLK1 toward clinical development; selecting a third product candidate; supporting our pharmaceutical partners by providing research, development and manufacturing services; and, maintaining a strong cash position. For 2009, Dr. Murray, Mr. Mortimer and Dr. MacLachlan were eligible to earn cash bonuses of up to a maximum of 50% of their respective base salaries based on the Board of Directors determination of achievement of corporate goals. For 2009, Dr. Lutwyche was eligible to earn a cash bonus up to a maximum of 35% of his base salary based on the Board of Directors determination of achievement of corporate goals. The Compensation Committee recommended, and the Board of Directors approved, the payment of 60% of the maximum cash bonus for 2009 in May 2009 following the completion of two major corporate objectives: filing an IND application for TKM-ApoB and signing a product development agreement with Roche. The recommendation of our Compensation Committee, and the determination of our Board of Directors, to pay 60% of the maximum cash bonus was based on the significance of the combined achievement of these corporate objectives relative to the remaining corporate objectives described above and a recognition of the collective efforts of our Named Executive Officers in achieving them, but was not derived based on any quantitative weighting of the corporate performance goals or other formulaic process. There were no further bonuses paid or payable in 2009.

Maximum percentage bonus potential for Drs. Murray, MacLachlan and Lutwyche and Mr. Mortimer for 2010 was the same as for 2009. Mr. Brennan, who joined Tekmira in September 2010, was eligible to earn a cash bonus up to a maximum of 35% of his base salary in 2010. Our objectives for 2010, as established by the Board of Directors included: initiating a Phase 1-2 clinical trial for TKM-ApoB; advancing TKM-PLK1 into a Phase 1 human clinical trial; selecting a third product candidate; supporting our pharmaceutical partners by providing research, development and manufacturing services; and, maintaining a strong cash position. The Compensation Committee recommended, and the Board of Directors approved, the payment of 50% of the maximum cash bonus for 2010 in August 2010 following the award of a contract with the U.S. Government to further develop TKM-Ebola. The bonus payment was based on the significance of this new contract combined with progress on some of our other corporate objectives relative to the remaining corporate objectives described above. The bonus is not based on any quantitative weighting of the corporate performance goals or other formulaic process. There were no further bonuses paid or payable to the Named Executive Officers in 2010.

Maximum percentage bonus potential for Drs. Murray, MacLachlan and Lutwyche and Mr. Mortimer and Mr. Brennan for 2011 was the same as for 2010. Our objectives for 2011, as established by the Board of Directors included: continued enrollment of patients in the Phase 1 clinical trial for TKM-PLK1; completion of pre-clinical toxicology studies for TKM-Ebola and filing of TKM-Ebola Investigational New Drug application; continued execution of TMT contract including manufacturing scale-up and lyophilization of LNP technology; generate pre-clinical proof of concept for next product candidate; and, maintain a strong cash position. Although good progress was made on the achievement of the 2011 objectives, in light of the ongoing litigation and in order to preserve cash, no cash bonuses were paid.

Long-Term Incentives—Share Options. Share options are granted to reward individuals for current performance, expected future performance and to align the long term interest of Named Executive Officers with shareholders. Share options are generally granted in December of each year as part of the annual compensation review. The number of share options granted to Named Executive Officers is based on performance during the current year and expectations of our future needs.

We were in a share trading blackout at the end of 2009 so we were not able to grant share options at that time. In January 2010, once the share trading blackout had been lifted, we granted 25,000 options to Dr. Murray and 16,000 options to each of Mr. Mortimer, Dr. MacLachlan and Dr. Lutwyche. These share option grants were recommended by the Compensation Committee and approved by independent Directors based on corporate and individual performance and our needs for fiscal 2010.

Mr. Brennan was granted 20,000 new hire options in September 2010. Tekmira staff were granted options in December 2010, as is our usual practice. The Named Executive Officers and Board members were not, however, granted any options at that time as the Company wishes to maintain a balance of ungranted options for use in future periods.

At our June 2011 Annual General Meeting our shareholders approved an increase to our available share option pool of 273,889. In August 2011 we granted 35,000 options to Dr. Murray, 25,000 options to each of Mr. Mortimer and Dr. MacLachlan and 20,000 options to each of Dr. Lutwyche and Mr. Brennan. These share option grants were recommended by the Compensation Committee and approved by independent Directors based on corporate and individual performance and vest upon the final resolution of the litigation against Alnylam.

In December 2011, as part of our annual compensation review, we granted 35,000 options to Dr. Murray, 25,000 options to each of Mr. Mortimer and Dr. MacLachlan and 20,000 options to each of Dr. Lutwyche and Mr. Brennan. These share option grants were recommended by the Compensation Committee and approved by independent Directors based on corporate and individual performance and our needs for fiscal 2012. These options vest one quarter immediately and one quarter on the next three anniversaries of their grant date.

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

Option Based Awards

Share options are generally awarded to executive officers at commencement of employment and periodically thereafter after taking into consideration the recommendations of the LaneCaputo compensation report completed in Q4 2010. Options are generally granted to corporate executives in December of each year as part of the annual compensation review. Any special compensation other than cash bonuses is typically granted in the form of options. Options are granted at other times of the year to individuals commencing employment with the Company or in special circumstances. The exercise price for the options is the closing price of the Common Shares on the last trading day before the grant of the option. See “Equity Compensation Plans” for a description of the terms of the Corporation’s current share option plan, the 2011 Plan.

Named Executive Officer Incentive Plan Awards - Outstanding Option-based Awards

The following table sets out all option-based awards and share-based awards outstanding as at December 31, 2011, for each Named Executive Officer:

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)
Dr. Mark Murray (2)	8,193	0.44	July 29, 2012	9,012
	219,428	0.44	September 12, 2015	241,371
	27,007	0.44	March 1, 2018	29,708
	30,000	4.65	August 30, 2018	0
	25,000	1.80	December 8, 2018	0
	25,000	3.85	January 27, 2020	0
	35,000	2.40	August 9, 2021	0
	35,000	1.70	December 22, 2021	0
Ian C. Mortimer	3,000	7.00	December 14, 2014	0
	15,000	3.10	July 25, 2015	0
	10,000	5.40	March 28, 2016	0
	15,000	3.00	August 2, 2016	0
	10,000	6.50	August 6, 2017	0
	84,000	5.60	March 31, 2018	0
	11,000	1.80	December 8, 2018	0
	16,000	3.85	January 27, 2020	0
	25,000	2.40	August 9, 2021	0
	25,000	1.70	December 22, 2021	0
Dr. Ian MacLachlan	30,000	4.65	August 30, 2018	0
	16,000	1.80	December 8, 2018	0
	16,000	3.85	January 27, 2020	0
	25,000	2.40	August 9, 2021	0
	25,000	1.70	December 22, 2021	0
Dr. Peter Lutwyche	18,000	1.80	December 8, 2018	0
	16,000	3.85	January 27, 2020	0
	20,000	2.40	August 9, 2021	0
	20,000	1.70	December 22, 2021	0
Paul A. Brennan	20,000	8.20	September 6, 2020	0
	20,000	2.40	August 9, 2021	0
	20,000	1.70	December 22, 2021	0

Notes:

(1)	This amount is based on the difference between Tekmira’s year end TSX share price of $1.54 and the exercise price of the option.
(2)	Dr. Murray holds options to purchase 377,135 common shares of Protiva, a wholly-owned subsidiary of Tekmira, with an exercise price of $0.30. As part of the business combination between Tekmira and Protiva, Tekmira agreed to issue 254,628 common shares of Tekmira on the exercise of these stock options giving an effective cost per Tekmira stock option of $0.44. The shares reserved for issue on the exercise of the Protiva options are equal to the number of Tekmira common shares that would have been issued if the options had been exercised before the completion of the business combination and the shares issued on exercise of the options had then been exchanged for Tekmira common shares. See “Additional Shares Subject to Issue Under an Equity Compensation Plan”.

Named Executive Officer Incentive Plan Awards – Value Vested During the Year

The aggregate value of executive options vesting during the year ended December 31, 2011 measured at their date of vesting by comparing option exercise price to closing market price on that day was:

Name	Option-based awards – Value vested during the year ($)
Dr. Mark J. Murray	13,813
Ian C. Mortimer	8,840
Dr. Ian MacLachlan	8,840
Dr. Peter Lutwyche	8,840
Paul A. Brennan	0

Termination and Change of Control Benefits

The following table provides information concerning the value of payments and benefits following the termination of employment of the Named Executive Officers under various circumstances. Payments vary based on the reason for termination and the timing of a departure. The below amounts are calculated as if the Named Executive Officer’s employment had been terminated on December 31, 2011. Receipt of payments on termination is contingent on the Named Executive Officer delivering a release to Tekmira.

Payment Type	Dr. Mark J. Murray	Dr. Ian MacLachlan	Ian C. Mortimer	Dr. Peter Lutwyche	Paul A. Brennan
Involuntary Termination by Tekmira for cause or upon death
Cash payment	$0	$0	$0	$0	$0
Option values (1)	$280,091	$0	$0	$0	$0
Benefits (2)	$0	$0	$0	$0	$0
Involuntary Termination by Tekmira without cause
Cash payment	$1,034,124	$885,000	$855,000	$168,750	$134,167
Option values (3)	$280,091	$0	$0	$0	$0
Benefits (2)	$171,813	$18,696	$15,782	$5,837	$4,545
Involuntary Termination by Tekmira without cause or by Executive with good reason after a change in control of the Company
Cash payment	$1,034,124	$885,000	$855,000	$252,475	$230,000
Option values (3)	$280,091	$0	$0	$0	$0
Benefits (2)	$171,813	$18,696	$15,782	$7,783	$7,792

Notes:

(1)	This amount is based on the difference between Tekmira’s year end share price of $1.54 and the exercise price of the options that were vested as at December 31, 2011.
(2)	Ongoing benefit coverage has been estimated assuming that benefits will be payable for the full length of the severance period which would be the case if new employment was not taken up during the severance period. Benefits include extended health and dental coverage that is afforded to all of the Company’s full time employees. Dr. Murray’s benefits also include a $2,000,000 life insurance policy, the reimbursement of up to $10,000 per annum in professional fees related to the filing of his tax returns. Dr. Murray and Dr. MacLachlan’s benefits also include an estimate of the costs of reimbursement of health expenses incurred, including their families’ health expenses that are not covered by insurance.
(3)	This amount is based on the difference between Tekmira’s year end share price of $1.54 and the exercise price of the options that were vested as at December 31, 2011 and options that would vest during the severance period.

Long-Term Incentive Plan Awards for our Directors

We do not have any long-term incentives for our Directors other than stock options.

Pension Plans or Similar Benefits for Named Executive Officers

The Company has no pension or deferred compensation plans for its Named Executive Officers.

Director Compensation

The Board of Directors, or the Board, has adopted formal policies for compensation of non-executive directors. In order to align the interests of directors with the long-term interests of shareholders, the directors have determined that the most appropriate form of payment for their services as directors is through participation in the Tekmira’s equity compensation plans, as well as an annual cash retainer and fees for meeting attendance. Directors who also serve as a member of our management team receive no additional consideration for acting as a director.

The Board has adopted a policy that non-executive directors are granted options upon appointment as a director and are eligible for annual grants thereafter. Following the business combination with Protiva, the Board reviewed its fee schedule and adjusted it to increase the annual retainer and lower the meeting fees to align with companies comparable to Tekmira. This lowered the overall cash compensation on an annual basis. The new fee schedule came into effect on September 1, 2008, and is as follows: an annual cash retainer of US$18,000 per annum (US$25,500 for the Chairman of the Board; an additional US$5,000 for the Chairman of the Audit Committee; an additional US$2,500 for members of the Audit Committee; and an additional US$2,500 for the Chairman of any other Board constituted committees) and meeting fees of US$500 to US$1,750.

Non-executive directors earned cash compensation of $260,539 in 2011 as annual retainer and meeting attendance fees. The Company also, reimburses directors for expenses they incur on behalf of the Company, including attending meetings of the Board.

The compensation provided to the directors, excluding Dr. Murray who is included in the Named Executive Officer disclosure above, for the Company’s most recently completed financial year of December 31, 2011 is:

Name	Fees earned ($)	Option-based awards (1) ($)	Total ($)
Daniel Kisner (Board Chair)	42,847	19,279	62,126
Don Jewell	35,780	19,279	55,059
Frank Karbe (Audit Committee Chair)	39,921	19,279	59,200
Kenneth Galbraith	39,886	19,279	59,165
R. Ian Lennox	34,769	19,279	54,048
Michael J. Abrams	35,015	19,279	54,294
Arthur M. Bruskin	32,321	19,279	51,600

Notes:

(1)	The fair value of each option is estimated as at the date of grant using the most widely accepted option pricing model, Black-Scholes. The weighted average option pricing assumptions and the resultant fair values for options awarded in 2011 are as follows: expected average option term of eight years; a zero dividend yield; a weighted average expected volatility of 115.5%; and, a weighted average risk-free interest rate of 2.51%.

Director Incentive Plan Awards

Outstanding Option-based Awards and Share-based Awards

The following table sets out all option-based awards and share-based awards outstanding as at December 31, 2011, for each director serving for at least a portion of 2011:

	Option-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)
Daniel Kisner	10,000	3.85	January 27, 2020	0
	5,000	2.40	August 9, 2021	0
	5,000	1.70	December 22, 2021	0

	Option-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)
Don Jewell	5,000	1.80	December 8, 2018	0
	5,000	3.85	January 27, 2020	0
	5,000	2.40	August 9, 2021	0
	5,000	1.70	December 22, 2021	0
Frank Karbe	5,000	3.85	January 27, 2020	0
	5,000	2.40	August 9, 2021	0
	5,000	1.70	December 22, 2021	0
Kenneth Galbraith	5,000	3.85	January 27, 2020	0
	5,000	2.40	August 9, 2021	0
	5,000	1.70	December 22, 2021	0
R. Ian Lennox	5,000	1.80	December 8, 2018	0
	5,000	3.85	January 27, 2020	0
	5,000	2.40	August 9, 2021	0
	5,000	1.70	December 22, 2021	0
Michael J. Abrams (2)	675	0.44	January 22, 2012	743
	675	0.44	January 21, 2013	743
	675	0.44	January 21, 2014	743
	675	0.44	January 22, 2015	743
	17,044	0.44	September 12, 2015	18,748
	5,445	0.44	December 31, 2015	5,990
	675	0.44	April 3, 2017	743
	13,503	0.44	May 27, 2017	14,853
	5,000	1.80	December 8, 2018	0
	5,000	3.85	January 27, 2020	0
	5,000	2.40	August 9, 2021	0
	5,000	1.70	December 22, 2021	0
Arthur M. Bruskin	4,000	5.60	March 31, 2018	0
	5,000	1.80	December 8, 2018	0
	5,000	3.85	January 27, 2020	0
	5,000	2.40	August 9, 2021	0
	5,000	1.70	December 22, 2021	0

Notes:

(1)	This amount is based on the difference between Tekmira’s year end share price of $1.54 and the exercise price of the option.
(2)	All of Dr. Abrams’s options with an exercise price of $0.44 were granted to Dr. Abrams as a Director of Protiva. The shares reserved for these options are equal to the number of Tekmira common shares that would have been received if the options had been exercised prior to the business combination and subsequently exchanged for Tekmira common shares such that Dr. Abrams will receive Tekmira common share upon exercise of these options.

Director options are priced at the closing market price of the previous trading day and vest immediately upon granting. The Company typically grants options to directors at the time of their first appointment to the Board and then on an annual basis at the end of the fiscal year. The Company was in a share trading blackout at the end of 2009 so was not able to grant share options at the end of the fiscal year. In January 2010, once the share trading blackout had been lifted, the Company granted 5,000 share options to each of the directors except for the newly appointed Chairman, Dr. Daniel Kisner, who was granted 10,000 share options. The Named Executive Officers and Board members were not granted any options at the end of 2010 as the Company wishes to maintain a balance of ungranted options for use in future periods. At our June 2011 Annual General Meeting our shareholders approved an increase to our available share option pool of 273,889. In August 2011 we granted 5,000 options to each of our non-executive Board members. In December 2011 we granted 5,000 options to each of our non-executive Board members.

Benefits on Termination of Directors

We do not have any contractual obligations arising a director’s service terminates. However, historical practice has been to waive the stock options plan’s post termination 30 to 90 day cancellation period and extend stock options through to their original expiration date.

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

Our Directors have served in their respective capacities since their election or appointment and will serve until our next annual general meeting or until a successor is duly elected and qualified, unless their office is earlier vacated in accordance with the Law of Canada and our articles of incorporation. Our executives serve at the discretion of the board. The following table sets information on our directors as of June 22, 2011, the date of our last Annual General Meeting:

Name	Director Since
Michael J. Abrams	May 30, 2008	(1)
Arthur M. Bruskin, Ph.D.	May 1, 2008
Kenneth Galbraith	January 28, 2010
Donald G. Jewell	May 30, 2008	(1)
Frank Karbe	January 28, 2010
Daniel Kisner	January 28, 2010
R. Ian Lennox	May 30, 2008	(1)
Mark J. Murray Ph.D.	May 30, 2008	(1)

Notes:

(1)	Messrs. Abrams, Jewell, Lennox and Murray were directors of Protiva before it was acquired by Tekmira on May 30, 2008.

Benefits on Termination of Employment of Directors

We do not have any contractual obligations arising if it terminates a director. However, historical practice has been to waive the stock options plan’s post termination 30 day cancellation and extend stock options through to their original expiration date.

Audit Committee

The members of our Audit Committee are Mr. Karbe, Mr. Jewell and Mr. Galbraith, each of whom is a non-employee member of our Board of Directors. Mr. Karbe chairs the Audit Committee. Our Board of Directors has determined that each of the members of the Audit Committee is financially literate and has financial expertise (as is currently defined under the applicable SEC rules). Our Board of Directors has determined that each member of our Audit Committee is an independent member of our Board of Directors under the current requirements of the NASDAQ and the rules and regulations of the SEC and Canadian provincial securities regulatory authorities.

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

A copy of our Audit Committee’s charter is available on our website at www.tekmirapharm.com.

Executive Compensation and Human Resources Committee

The members of our Executive Compensation and Human Resources Committee (Compensation Committee) are Mr. Lennox, Dr. Abrams and Dr. Kisner. Mr. Lennox currently chairs the Compensation Committee. Our Board of Directors has determined that each of the members of the Compensation Committee has the appropriate experience for their Committee responsibilities based on their past or current senior roles in our industry. Our Board of Directors has determined that each member of our Compensation Committee is an independent member of our Board of Directors under the current requirements of the NASDAQ and as defined in the rules and regulations of the Canadian provincial securities regulatory authorities.

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

We engaged a third party firm, LaneCaputo Compensation Inc., to evaluate our Named Executive Officer compensation, including base salaries, in the fourth quarter of 2010. LaneCaputo was paid a fee of $32,480 for this evaluation.

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

Specific responsibilities of our Corporate Governance and Nominating Committee include:

•	establishing criteria for Board membership and identifying, evaluating, reviewing and recommending qualified candidates to serve on the Board;

•	evaluating, reviewing and considering the recommendation for nomination of incumbent directors for re-election to the Board;

•	periodically reviewing and assessing the performance of our Board, including Board committees; and,

•	developing and reviewing a set of corporate governance principles for Tekmira.

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

Specific responsibilities of our Science Committee include:

•	review with management and report to the Board of Directors on the research programs of Tekmira and on relevant developments in the field of RNAi research; and

•	attend meetings of any external scientific advisory groups.

6D.	Employees

The number of employees as at December 31 of each of the last three fiscal years is as follows:

	2011	2010	2009
Research and development	64	81	74
General and administrative	10	13	11

Total	74	94	85

None of our employees are covered by collective bargaining agreements.

6E.	Share Ownership

The shareholdings and share options of our directors, secretary and executives as of March 1, 2012 are as follows:

Name and Position	Number of Common Shares	Percentage of Outstanding Common Shares Owned(1)	Number of Common Share Options	Number of Common Share Warrants(2)	Percentage of Outstanding Common Shares Owned on a fully diluted basis(3)
Daniel Kisner, Director (Chairman)	12,500	0.09%	20,000	6,250	0.22%
Michael J. Abrams, Director	8,850	0.06%	58,692	2,500	0.39%
Arthur M. Bruskin, Ph.D., Director	3,400	0.02%	24,000	1,500	0.16%
Kenneth Galbraith, Director	15,240	0.11%	15,000	—	0.17%
Donald G. Jewell, Director	471,455	3.37%	20,000	90,000	3.28%
Frank Karbe, Director	5,000	0.04%	15,000	2,500	0.13%
R. Ian Lennox, Director	—	—%	20,000	—	0.11%
Mark J. Murray Ph.D., President, Chief Executive Officer and Director	51,768	0.37%	404,628	10,000	2.63%
Ian MacLachlan, Ph.D., Executive Vice President and Chief Scientific Officer	171,534	1.23%	112,000	5,000	1.63%
Ian C. Mortimer, Executive Vice President, Finance and Chief Financial Officer	32,000	0.23%	214,000	10,000	1.44%
Peter Lutwyche, Ph.D., Senior Vice President, Pharmaceutical Development	38,758	0.28%	74,000	2,500	0.65%
Paul Brennan, M.Sc., Senior Vice President, Business Development	19,000	0.14%	60,000	7,000	0.48%

Name and Position	Number of Common Shares	Percentage of Outstanding Common Shares Owned(1)	Number of Common Share Options	Number of Common Share Warrants(2)	Percentage of Outstanding Common Shares Owned on a fully diluted basis(3)
R. Hector MacKay-Dunn, Q.C., Corporate Secretary	—	—%	—	—	—%

Total	829,505	5.93%	1,037,320	137,250	11.29%

Notes:

(1)	Based on 13,999,461 common shares issued and outstanding as of March 1, 2012.
(2)	These warrants were acquired through participation in Tekmira’s June 2011 public share offering and/or Tekmira’s February 2012 private placement.
(3)	Based on 17,754,198 common shares on a fully diluted basis as of March 1, 2012.

Named Executive Officer Outstanding Option-based Awards

The following table sets out all option-based awards and share-based awards outstanding as of February 29, 2012, for each Named Executive Officer:

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date
Dr. Mark Murray (1)	8,193	0.44	July 29, 2012
	219,428	0.44	September 12, 2015
	27,007	0.44	March 1, 2018
	30,000	4.65	August 30, 2018
	25,000	1.80	December 8, 2018
	25,000	3.85	January 27, 2020
	35,000	2.40	August 9, 2021
	35,000	1.70	December 22, 2021
Ian C. Mortimer	3,000	7.00	December 14, 2014
	15,000	3.10	July 25, 2015
	10,000	5.40	March 28, 2016
	15,000	3.00	August 2, 2016
	10,000	6.50	August 6, 2017
	84,000	5.60	March 31, 2018
	11,000	1.80	December 8, 2018
	16,000	3.85	January 27, 2020
	25,000	2.40	August 9, 2021
	25,000	1.70	December 22, 2021
Dr. Ian MacLachlan	30,000	4.65	August 30, 2018
	16,000	1.80	December 8, 2018
	16,000	3.85	January 27, 2020
	25,000	2.40	August 9, 2021
	25,000	1.70	December 22, 2021
Dr. Peter Lutwyche	18,000	1.80	December 8, 2018
	16,000	3.85	January 27, 2020
	20,000	2.40	August 9, 2021
	20,000	1.70	December 22, 2021
Paul A. Brennan	20,000	8.20	September 6, 2020
	20,000	2.40	August 9, 2021
	20,000	1.70	December 22, 2021

Notes:

(1)

Dr. Murray holds options to purchase 377,135 common shares of Protiva, a wholly-owned subsidiary of Tekmira, with an exercise price of $0.30. As part of the business combination between Tekmira and Protiva, Tekmira agreed to issue 254,628 common shares of

Tekmira on the exercise of these stock options giving an effective cost per Tekmira stock option of $0.44. The shares reserved for issue on the exercise of the Protiva options are equal to the number of Tekmira common shares that would have been issued if the options had been exercised before the completion of the business combination and the shares issued on exercise of the options had then been exchanged for Tekmira common shares. See “Additional Shares Subject to Issue Under an Equity Compensation Plan”.

Director Outstanding Option-based Awards

The following table sets out all option-based awards and share-based awards outstanding as of February 29, 2012, for each director:

	Option-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date
Daniel Kisner	10,000	3.85	January 27, 2020
	5,000	2.40	August 9, 2021
	5,000	1.70	December 22, 2021
Don Jewell	5,000	1.80	December 8, 2018
	5,000	3.85	January 27, 2020
	5,000	2.40	August 9, 2021
	5,000	1.70	December 22, 2021
Frank Karbe	5,000	3.85	January 27, 2020
	5,000	2.40	August 9, 2021
	5,000	1.70	December 22, 2021
Kenneth Galbraith	5,000	3.85	January 27, 2020
	5,000	2.40	August 9, 2021
	5,000	1.70	December 22, 2021
R. Ian Lennox	5,000	1.80	December 8, 2018
	5,000	3.85	January 27, 2020
	5,000	2.40	August 9, 2021
	5,000	1.70	December 22, 2021
Michael J. Abrams (1)	675	0.44	January 21, 2013
	675	0.44	January 21, 2014
	675	0.44	January 22, 2015
	17,044	0.44	September 12, 2015
	5,445	0.44	December 31, 2015
	675	0.44	April 3, 2017
	13,503	0.44	May 27, 2017
	5,000	1.80	December 8, 2018
	5,000	3.85	January 27, 2020
	5,000	2.40	August 9, 2021
	5,000	1.70	December 22, 2021
Arthur M. Bruskin	4,000	5.60	March 31, 2018
	5,000	1.80	December 8, 2018
	5,000	3.85	January 27, 2020
	5,000	2.40	August 9, 2021
	5,000	1.70	December 22, 2021

Notes:

(1)	All of Dr. Abrams’s options with an exercise price of $0.44 were granted to Dr. Abrams as a Director of Protiva. The shares reserved for these options are equal to the number of Tekmira common shares that would have been received if the options had been exercised prior to the business combination and subsequently exchanged for Tekmira common shares such that Dr. Abrams will receive Tekmira common share upon exercise of these options.

Equity Compensation Plans

At Tekmira’s last AGM on June 22, 2011, shareholders approved an omnibus stock-based compensation plan the 2011 Plan and a 273,889 increase in the number of stock-based compensation awards that Tekmira is permitted to issue. Tekmira’s pre-existing 2007 Plan was limited to the granting of stock options as equity incentive awards whereas the 2011 Plan also allows for the issuance of tandem stock appreciation rights, restricted stock units and deferred stock units. The 2011 Plan replaces the 2007 Plan. The 2007 Plan will continue to govern the options granted there under. No further options will be granted under Tekmira’s 2007 Plan.

Shareholders have approved the issuance of a maximum of 1,643,144 common shares of Tekmira under the Tekmira Plans which represents approximately 11.7% of the Company’s 13,999,461 issued and outstanding common shares at March 1, 2012.

Since January 1996, the equivalent of 93,721 common shares of Tekmira have been issued pursuant to the exercise of options granted under Tekmira’s Plans (which represents approximately 0.7% of the Company’s issued and outstanding common shares), and as of March 1, 2012, there were 1,513,118 common shares of Tekmira subject to options outstanding under Tekmira’s Plans (which represents approximately 10.8% of the Company’s current issued and outstanding common shares). The number of common shares of Tekmira remaining available for future grants of options as at March 1, 2012 was 36,305 (which represents approximately 0.3% of the Company’s current issued and outstanding common shares).

The following table sets out information for Tekmira’s Plans as at the end of the financial year ended December 31, 2011.

Information for Tekmira’s Plans

Equity compensation plans approved by securityholders	Number of securities to be issued upon exercise of outstanding options (Column A Securities)	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding Column A Securities)
2007 and 2011 Plan	1,413,318	$5.32	136,305

Terms of the 2011 Plan

The following is a summary of important provisions of the 2011 Plan. It is not a comprehensive discussion of all of the terms and conditions of the 2011 Plan. Readers are advised to review the full text of the 2011 Plan to fully understand all terms and conditions of the 2011 Plan. A copy of the 2011 Plan can be obtained by contacting the Corporation’s Corporate Secretary.

Purpose. The purpose of the 2011 Plan is to promote the Corporation’s interests and long-term success by providing directors, officers, employees and consultants with greater incentive to further develop and promote the Corporation’s business and financial success, to further the identity of interest of persons to whom Awards may be granted with those of the shareholders generally through a proprietary ownership interest in the Corporation, and to assist the Corporation in attracting, retaining and motivating its directors, officers, employees and consultants.

Administration. Under the 2011 Plan, the board of directors can, at any time, appoint a committee (Compensation Committee) to, among other things, interpret, administer and implement the 2011 Plan on behalf of the board of directors in accordance with such terms and conditions as the board of directors may prescribe, consistent with the 2011 Plan (provided that if at any such time such a committee has not been appointed by the board of directors, the 2011 Plan will be administered by the board of directors).

Eligible Persons. Under the 2011 Plan, Awards may be granted to any director, officer, employee or consultant (as defined in the 2011 Plan) of the Corporation, or any of its affiliates, or a person otherwise approved by the Compensation Committee (an Eligible Person). A participant (Participant) is an Eligible Person to whom an Award has been granted under the 2011 Plan.

Share Reserve. The number of common shares in respect of which Awards may be granted under the 2011 Plan is determined by the shareholders, and may be increased, decreased or fixed by our Board of Directors, as permitted under the applicable rules and regulations of our regulatory authorities to which we are subject.

Amending Provisions. In accordance with Toronto Stock Exchange policies, the 2011 Plan allows the Compensation Committee of the Board of Directors to amend the 2011 Plan or any award agreement under the 2011 Plan at any time provided that shareholder approval has been obtained by ordinary resolution. Notwithstanding the foregoing, shareholder approval would not be required for amendments of a clerical nature, amendments to reflect any regulatory authority requirements, amendments to vesting provisions, amendments to the term of options or tandem stock appreciation rights held by non-insiders, amendments to the option exercise price of options held by non-insiders, and any amendments which provide a cashless exercise feature to an award that provides for the full deduction of the number of underlying common shares from the total number of common shares subject to the 2011 Plan.

Limits on Grants to Insiders. In accordance with Toronto Stock Exchange policies and emerging practice, the 2011 Plan limits the number of common shares:

(i)	issuable, at any time, to Participants that are insiders of Tekmira; and

(ii)	issued to Participants that are insiders of Tekmira within any one year period,

pursuant to the 2011 Plan, or when combined with all of Tekmira’s other security based share compensation arrangements, to a maximum of 10% of the total number of outstanding common shares (on a non-diluted basis). The common shares issued pursuant to an entitlement granted prior to the grantee becoming an insider will be excluded in determining the number of common shares issuable to insiders. Additionally, under the terms of the 2011 Plan, the number of common shares reserved for issuance to any one person shall not, in the aggregate, exceed 5% of the total number of outstanding common shares (on a non-diluted basis).

Issuance of Awards. The 2007 Plan authorizes only one type of award, stock options, thus limiting flexibility to provide for other types of awards. The 2011 Plan allows for the issuance of tandem stock appreciation rights, restricted stock units and deferred stock units, each is briefly described below:

Tandem Stock Appreciation Rights — Tandem Stock Appreciation Rights, or Tandem SARs, provide option holders with a right to surrender vested options for termination in return for common shares (or the cash equivalent) equal to the net proceeds that the option holder would otherwise have received had the options been exercised and the underlying common shares immediately sold. Settlement may be made, in the sole discretion of the Compensation Committee, in common shares or cash, or any combination thereof.

Restricted Stock Units — Restricted Stock Units, or RSUs, entitle the holder to receive common shares (or the cash equivalent) at a future date. RSUs are granted with vesting conditions (typically based on continued service or achievement of personal or corporate objectives) and settle upon vesting by delivery of common shares (or the cash equivalent). The value of the RSU increases or decreases as the price of the common shares increases or decreases, thereby promoting alignment of the interests of the RSU holders with shareholders. Settlement may be made, in the sole discretion of the Compensation Committee, in common shares or cash, or any combination thereof. Vesting of RSUs is determined by the Compensation Committee in its sole discretion and specified in the award agreement pursuant to which the RSU is granted.

Deferred Stock Units — Deferred Stock Units, or DSUs, represent a future right to receive common shares (or the cash equivalent) at the time of the holder’s retirement, death, or the holder otherwise ceasing to provide services to Tekmira, allowing Tekmira to pay compensation to holders of DSUs on a deferred basis. Each DSU awarded by Tekmira is initially equal to the fair market value of a common share at the time the DSU is awarded. The value of the DSU increases or decreases as the price of the common shares increases or decreases, thereby promoting alignment of the interests of the DSU holders with shareholders. Settlement may be made, in the sole discretion of the Compensation Committee, in common shares or cash, or any combination thereof. Vesting of DSUs is determined by the Compensation Committee in its sole discretion and specified in the award agreement pursuant to which the DSU is granted.

Adjustment of exercise/settlement during blackout periods. Further to our Insider Trading Policy, our officers, directors and employees may be prohibited from trading in our securities for an interval of time, or the Blackout Period. As Blackout Periods are of varying length and may occur at unpredictable times, Awards may expire or settle during a Blackout Period. As a result, the 2011 Plan provides that: (i) where the expiry date of an option or Tandem SAR occurs during or within ten non-blackout trading days following the end of a Blackout Period, the expiry date for such option or Tandem SAR shall be the date which is ten non-blackout trading days following the end of such Blackout Period; and (ii) where the date for the settlement of Restricted Stock Units or the payment of a settlement amount in the case of a DSU occurs during a Blackout Period, Tekmira shall make such settlement or pay such settlement amount to the holder of such an Award within ten non-blackout trading days following the end of such Blackout Period.

Computation of Available Shares. For the purposes of computing the number of Common Shares available for grant under the 2011 Plan, the 2011 Plan provides that Common Shares subject to any Award (or portion thereof) that have expired or are forfeited, surrendered, cancelled or otherwise terminated prior to the issuance or transfer of such Common Shares, or are settled in cash in lieu of settlement in Common Shares, shall again be available for grant under the 2011 Plan. Notwithstanding the foregoing, any Common Shares subject to an Award that are withheld or otherwise not issued in order to satisfy the Participant’s withholding obligations, or in payment of any option exercise price, shall reduce the number of Common Shares available for grant.

Exercise Price of Options. The 2011 Plan provides that the exercise price for each option is to be determined by the Compensation Committee, but in no event may be lower than:

(i) where the Common Shares are listed on a stock exchange or other organized market, the closing price of the Common Shares on such stock exchange or other organized market as determined by the Compensation Committee for the trading session ending on the day prior to the time of grant; or

(ii) where the Common Shares are not publicly traded, the value which is determined by the Compensation Committee to be the fair value of the Common Shares at the time of grant, taking into consideration all factors that the Compensation Committee deems appropriate, including, without limitation, recent sale and offer prices of the Common Shares in private transactions negotiated at arm’s length.

Settlement of Awards. Subject to the terms and limitations of the 2011 Plan, we propose that the 2011 Plan be amended to allow payments or transfers to be made upon the exercise or settlement of an Award be made in such form or forms as the Compensation Committee may determine (including, without limitation, cash or Common Shares), and payment or transfers made in whole or in part in Common Shares may, in the discretion of the Compensation Committee, be issued from treasury or purchased in the open market.

Grant, Exercise, Vesting, Settlement Awards. Subject to the terms of the 2011 Plan, the Compensation Committee may grant to any eligible person one or more Awards as it deems appropriate. The Compensation Committee may also impose such limitations or conditions on the exercise, vesting, or settlement of any Awards as it deems appropriate.

Payment of Exercise Price of Options. Participants in the 2011 Plan may pay the exercise price by cash, bank draft or certified cheque, or by such other consideration as the Compensation Committee may permit.

Term of Options. Subject to the Blackout Period provisions described above, an option will expire on the date determined by the Compensation Committee and specified in the option agreement pursuant to which such option is granted, which date shall not be later than the tenth anniversary of the date of grant, or such earlier date as may be required by applicable law, rules or regulations, including those of any exchange or market on which the common shares are listed or traded. If an optionee’s status as a director, officer, employee or consultant terminates for any reason other than death or termination for cause, the option will expire on the date determined by the Compensation Committee or as specified by agreement among Tekmira and the director, officer, employee or consultant, and in the absence of such specification, will be deemed to be the date that is three months following the director, officer, employee or consultant’s termination. If the optionee’s status as a director, officer, employee or consultant is terminated for cause, the option shall terminate immediately. In the event that the optionee dies before otherwise ceasing to be a director, officer, employee or consultant, or before the expiration of the option following such a termination, the option will expire one year after the date of death, or on such other date determined by the Compensation Committee and specified in the option agreement. Notwithstanding the foregoing, except in the case of death or as expressly permitted by the Compensation Committee, all stock options will cease to vest as at the date upon which the optionee ceases to be eligible to participate in the 2011 Plan.

U.S. Qualified Incentive Stock Options. Options intended to qualify as an “incentive stock option”, as that term is defined in Section 422 of the Internal Revenue Code, may be granted under the 2011 Plan. To the extent required by the Internal Revenue Code, these options are subject to additional terms and conditions as set out in the 2011 Plan. In addition, if any Participant who is a citizen or resident of the U.S. to whom an “incentive stock option” for the purposes of section 422 of the U.S. Internal Revenue Code (a “U.S. Qualified Incentive Stock Option”) is to be granted under the 2011 Plan, and at the time of the grant the Participant is an owner of shares possessing more than 10% of the total combined voting power of all classes of the Corporation’s common shares, then special provisions will be applicable to the U.S. Qualified Incentive Stock Option granted to such individual. These special provisions applicable only to U.S. Qualified Incentive Stock Options will be: (i) the exercise price (per common share) cannot be less than 110% of the fair market value of one common share at the time of grant; and (ii) the option exercise period cannot exceed five years from the date of grant.

Change in Control. In the event of a merger or acquisition transaction that results in a change of control of Tekmira, the Compensation Committee may, at its option, take any of the following actions: (a) determine the manner in which all unexercised or unsettled Awards granted under the 2011 Plan will be treated, including the accelerated vesting of such options; (b) offer any participant under the 2011 Plan the opportunity to obtain a new or replacement award, if applicable; or (c) commute for or into any other security or any other property or cash, any award that is still capable of being exercised or settled.

Transferability. Awards granted under the 2011 Plan are not transferable or assignable and may be exercised only by the grantee, subject to exceptions in the event of the death or disability of the grantee.

Termination. The 2011 Plan will terminate on June 22, 2021.

Terms of the 2007 Share Option Plan

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

As specifically provided for in the Share Option Plan, the number of common shares of Tekmira that, under all share compensation arrangements:

•	may be reserved for issuance to all insiders, may not exceed 10% of the common shares of Tekmira outstanding on a non-diluted basis (Outstanding Issue) at that time;

•	may be issued to all insiders within a one-year period may not exceed 10% of the Outstanding Issue at that time;

•	to any one insider and his or her associates, within a one-year period, may not exceed 5% of the Outstanding Issue at that time; and

•	may be reserved for issuance to non-employee directors, may not exceed 2% of the Outstanding Issue at that time (Non-Employee Director Cap).

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

Additional Shares Subject to Issue Under an Equity Compensation Plan

On May 30, 2008, as a condition of the acquisition of Protiva, the Company reserved 350,457 common shares (which represent approximately 2.5% of the Company’s issued and outstanding common shares as at March 1, 2012) for the exercise of up to 519,073 Protiva share options (Protiva Options). These shares are reserved for the issue to those shareholders who did not exercise their Protiva share options and exchange the shares of Protiva issuable on exercise for common shares of Tekmira on the closing of the business combination with Protiva. The shares reserved for them are equal to the same number of Tekmira common shares they would have received if they had exercised their options and transferred the shares to Tekmira. The Protiva Options are not part of Tekmira’s 2011 Plan or 2007 Plan and the Company is not permitted to grant any further Protiva stock options. The Protiva Options all have a $0.30 exercise price and expire on dates ranging from July 29, 2012 to March 1, 2018. As at March 1, 2012 a total of 31,052 Protiva options had been exercised and 488,020 remained outstanding.

ITEM 7	MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

7A.	Major Shareholders

Major Shareholders

We are a publicly-held corporation, with our shares held by residents of the United States, Canada and other countries. As a reporting issuer under the securities laws of the Provinces of Canada, only insiders (generally officers, directors and holders of 10% or more of our shares) are required to file reports disclosing their ownership of securities of Tekmira. Based on a review of publicly available information in Canada, as of March 1, 2012 no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of our common shares, except as follows:

Name and Municipality of Residence	Number of Common Shares Owned(1)	Percentage(2)
Growth Works Capital Ltd. & Affiliates., Vancouver, British Columbia	1,967,420	14.1%

Totals:	1,967,420	14.1%

Notes:

(1)	For these purposes, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. Unless otherwise indicated, each shareholder listed has sole voting or dispositive power with respect to such common shares.
(2)	Based on 13,999,461 common shares issued and outstanding as of March 1, 2012.

Each of our common shares entitles the holder thereof to one vote.

Geographic Breakdown of Shareholders

As of March 1, 2012, our shareholder register indicates that our common shares are held as follows:

Location	Number of Shares	Percentage of Total Shares	Number of Registered Shareholders of Record

Canada	13,838,731	98.98%	154
United States	159,921	1.01%	12
Other	809	0.01%	4

Total	13,999,461	100%	170

Our securities are recorded in registered form on the books of our transfer agent, Canadian Stock Transfer Company Inc. (formerly CIBC Mellon Trust Company of Canada), located at 1600-1066 West Hastings Street, Vancouver, BC V6E 3X1. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). We are permitted, upon request to our transfer agent, to obtain a list of our beneficial shareholders who do not object to their identities being disclosed to us. We are not permitted to obtain from our transfer agent a list of our shareholders who have objected to their identities being disclosed to us.

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

Legal Proceedings

On March 16, 2011, we filed a complaint against Alnylam for misappropriation and misuse of trade secrets, know-how and other confidential information, unfair and deceptive trade practices, unjust enrichment, unfair competition and false advertising. The suit, filed in the Business Litigation Session of the Massachusetts Superior Court, alleges Alnylam exploited its confidential relationship with us as a collaborator to engage in inappropriate and harmful conduct concerning our proprietary LNP technology, resulting in damage to our intellectual property and business interests. On April 6, 2011, Alnylam filed an answer and counter-claim to our complaint. On June 3, 2011, we filed an amended complaint against Alnylam and expanded our complaint to include AlCana Technologies, Inc. (AlCana). Our amended complaint against Alnylam is for misappropriation and misuse of trade secrets, know-how and other confidential information, unfair and deceptive trade practices, unjust enrichment, unfair competition and false advertising, breach of contract, breach of the implied covenant of good faith and fair dealing, tortious interference with contractual relationships, and civil conspiracy. The suit alleges Alnylam exploited its confidential relationship as our collaborator to misappropriate our proprietary lipid nanoparticle delivery technology, resulting in damage to our intellectual property and business interests. The amended complaint also adds AlCana as a defendant and asserts claims alleging misappropriation of trade secrets, tortious interference with contractual relations, unjust enrichment, unfair and deceptive acts and trade practices, and civil conspiracy against AlCana. We are seeking damages based on Alnylam’s conduct as alleged in the amended complaint including termination of Alnylam’s license to our technology.

On June 28, 2011 Alnylam filed an amended answer and counter-claim and on July 15, 2011 AlCana filed its answer and counter-claim to our amended complaint. Alnylam’s answer and amended counter-claim alleges, in summary, breach of contract: contractual dispute resolution and confidentiality provisions, defamation, breach of covenant not to sue, breach of patent prosecution cooperation and non-use provisions, and breach of an implied covenant of good faith and fair dealing. Alnylam’s defamation counter-claim was dismissed by the BLS Court in September 2011 including an award of our attorney’s fees and costs. AlCana’s answer and amended counter-claim alleges, in summary, breach of contract and breach of an implied covenant of good faith and fair dealing. In December 2011, we disclosed that the BLS Court has set a trial date of October 30, 2012.

On November 16, 2011, we disclosed that we had filed a Notice of Civil Claim in the Supreme Court of British Columbia against certain individuals from AlCana alleging that thousands of confidential documents containing our confidential information and trade secrets were downloaded and taken from us. We also filed a Notice of Application seeking an injunction ordering the documents and derivative materials be returned. We are also seeking general and punitive damages. On January 10, 2012, we disclosed that the Supreme Court of British Columbia granted Tekmira’s application for an injunction that orders confidential documents and materials be returned to Tekmira and prohibits the use of Tekmira’s confidential information. The injunction also requires the defendants to identify every person and corporation to whom the information was provided or communicated.

On January 17, 2012, we disclosed that Alnylam filed a patent infringement lawsuit against Tekmira in the U.S. District Court of the District of Massachusetts. Isis Pharmaceuticals, Inc. is named as a co-plaintiff in the suit. The context for this infringement suit has arisen out of our ongoing litigation between with Alnylam and AlCana. On March 6, 2012, we disclosed that we responded to the patent infringement lawsuit filed on January 17, 2012 by Alnylam and Isis in the U.S. District Court of Massachusetts by filing a motion to dismiss, seeking to eliminate claims for lack of standing. Tekmira alleges in its motion that Alnylam is seeking to assert rights that it does not have. On March 16, 2012, Alnylam responded with an opposition to Tekmira’s motions alleging that Alnylam does have standing to sue Tekmira and that Tekmira’s motion to dismiss should be denied.

We are also currently involved in a patent interference proceeding declared by the U.S. Patent and Trademark Office to determine priority of invention to subject matter of Alnylam’s U.S. Patent No. 7,718,629 in light of Tekmira’s U.S. Patent Application 11/807,872. See “Item 4B Business Overview - Patents and Proprietary Rights” section of this Annual Report for more information.

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

We have not experienced any significant changes relating to the annual financial statements since December 31, 2011.

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

Our authorized share capital consists of an unlimited number of Common shares without par value, of which 13,999,461 were issued and outstanding as at March 1, 2012, and an unlimited number of Preferred shares without par value of which none were issued and outstanding as at March 1, 2012. In addition, we have outstanding certain incentive options to purchase Common shares as noted in Item 6.B. Compensation of this Annual Report.

9A.	Offer and Listing Details

Trading Markets

Our common shares are traded on the Toronto Stock Exchange in the Canada under the symbol “TKM”. On November 15, 2010, our common shares began to trade on the NASDAQ Capital Market under the symbol “TKMR”. The following table shows the progression in the high and low trading prices of our common shares on the Toronto Stock Exchange and the NASDAQ Capital Market for the periods listed:

	NASDAQ High(1) (US$)	NASDAQ Low(1) (US$)	TSX High(1) (CDN$)	TSX Low(1) (CDN$)
Year Ended:
December 31, 2011	$7.94	$1.29	$7.64	$1.50
December 31, 2010	$7.55	$4.48	$9.75	$3.45
December 31, 2009	—	—	$7.45	$2.25
December 31, 2008	—	—	$7.25	$1.40
December 31, 2007	—	—	$19.90	$3.30
Quarter Ended:
January 1-March 23, 2012	$2.91	$1.52	$2.85	$1.41
December 31, 2011	$2.05	$1.29	$7.64	$1.50
September 30, 2011	$2.63	$1.63	$9.75	$3.45
June 30, 2011	$3.52	$2.44	$7.45	$2.25
March 31, 2011	$7.94	$2.94	$7.25	$1.40
December 31, 2010	$7.55	$4.48	$8.75	$5.60
September 30, 2010	—	—	$9.75	$5.95
June 30, 2010	—	—	$9.20	$4.30
March 31, 2010	—	—	$4.80	$3.45
Month Ended
March 23, 2012	$2.91	$2.10	$2.85	$2.12
February 29, 2012	$2.56	$1.92	$2.58	$1.95
January 31, 2012	$2.66	$1.52	$2.65	$1.41
December 31, 2011	$1.70	$1.40	$1.72	$1.52
November 30, 2011	$1.73	$1.29	$1.75	$1.50
October 31, 2011	$2.05	$1.55	$1.95	$1.62
September 30, 2011	$2.25	$1.63	$2.20	$1.70

Notes:

(1)	Our common shares were consolidated on April 30, 2007, on a basis of two common shares for one new common share. On November 2, 2010 we completed a 5-to-1 consolidation of our Common Shares in order to meet requirements for trading on the NASDAQ Capital Market. Annual trading information in the table has been restated to reflect these share consolidations on a retroactive basis.

9B.	Plan of Distribution

Not applicable.

9C.	Markets

Our common shares trade on Toronto Stock Exchange under the symbol “TKM” and, since November 15, 2010, on the NASDAQ Capital Market under the symbol “TKMR.”

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

Under the Act, investments are reviewable if the investor is directly acquiring assets of a Canadian business with a value of $5 million or more or indirectly acquiring assets of a Canadian business with a value of $50 million or more. This monetary threshold is increased for “WTO investors” (meaning investors that are controlled by persons who are residents of WTO member countries). The current threshold for WTO investors is $330 million and is indexed to inflation. Under recent amendments to the Act, the review thresholds for WTO Investors will be increased in three stages from $600 million to $1 billion and be annually adjusted thereafter.

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

•

The Amendment No. 2 to the Amended and Restated Agreement, between us (formerly Inex Pharmaceuticals Corporation) and Hana Biosciences, Inc. described under Item 4.B. “Business Overview—Partnerships and Collaborations”; and,

•	License and Collaboration Agreement between Protiva Biotherapeutics Inc. and Halo-Bio RNAi Therapeutics, Inc. described under Item 4.B. “Business Overview—Partnerships and Collaborations”; and,

•	Loan Agreement Silicon Valley Bank as described under Item 5.B “Liquidity and Capital Resources.”

10D.	Exchange Controls

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

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of our common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including without limitation specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership, and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (IRS) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (Code), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (Canada-U.S. Tax Convention), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares (see “ Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares generally will not constitute qualified dividend income eligible for the “dividends received deduction”.

For tax years beginning before January 1, 2013, a dividend paid by the Company to a U.S. Holder who is an individual, estate or trust generally will be taxed at the preferential tax rates applicable to long-term capital gains if the Company is a “qualified foreign corporation” (QFC) and certain holding period and other requirements for the common shares are met. The Company generally will be a QFC as defined under Section 1(h)(11) of the Code if the Company is eligible for the benefits of the Canada - U.S. Tax Convention or its shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of these requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (or “PFIC,” as defined below) for the tax year during which it pays a dividend or for the preceding tax year. Even if the Company satisfies one or more of such requirements, as noted below, there can be no assurance that the Company will not become a PFIC. Thus, there can be no assurance that the Company will qualify as a QFC. See the section below under the heading “Passive Foreign Investment Company Rules” below.

If a U.S. Holder is not eligible for the preferential tax rates discussed above, a dividend paid by the Company to a U.S. Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such common shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such common shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes that it was classified as a PFIC for its tax year ended December 31, 2008 and for certain prior tax years. The Company does not believe that it was a PFIC for the tax years ended December 31, 2009, 2010 and 2011. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold common shares.

In addition, in any year in which the Company is classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a IRS Form 8621.

The Company generally will be a PFIC under Section 1297 of the Code if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in a trade or business and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

If the Company were a PFIC in any tax year and a U.S. Holder held common shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the common shares and with respect to gain from the disposition of common shares. An “excess distribution” generally is defined as the excess of distributions with respect to the common shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the common shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the common shares ratably over its holding period for the common shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any Subsidiary PFIC. U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of common shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in a trade or business). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 28% (increasing to 31% for payments made after December 31, 2012), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

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

We invest our cash reserves in a high interest savings account and in bankers’ acceptances with varying terms to maturity (not exceeding two years) issued by major Canadian banks, selected with regard to the expected timing of expenditures for continuing operations and prevailing interest rates. Investments with a maturity greater than three months are classified in our Balance Sheet as held-for-trading short-term investments and are recorded at cost plus accrued interest. The fair value of our cash investments as at December 31, 2011 is at least equal to the face value of those investments and the value reported in our Balance Sheet. Due to the relatively short-term nature of the investments that we hold, we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio.

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

d)	Commodity Price Risk

Not applicable.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12A.	Debt Securities

Not applicable.

12B.	Warrants and Rights

Not applicable.

12C.	Other Securities

Not applicable.

12D.	American Depository Shares

Not applicable.

PART II

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS/ USE OF PROCEEDS

Not applicable.

ITEM 15	CONTROLS AND PROCEDURES

a)	Disclosure Controls and Procedures

As of the end of our fiscal year ended December 31, 2011, an evaluation of the effectiveness of our “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) was carried out by the our management, with the participation of our Chief Executive Officer (CEO) and Chief Financial Officer (CFO). Based upon that evaluation, the CEO and CFO have concluded that as of the end of that fiscal year, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to the management of the registrant, including the CEO and CFO, to allow timely decisions regarding required disclosure.

It should be noted that while the CEO and CFO believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

b)	Management’s Annual Report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over our financial reporting. Our internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our assets are safeguarded.

Management has assessed the effectiveness of our internal control over financial reporting as at December 31, 2011. In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework in Internal Control – Integrated Framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

(c)	Attestation report of the registered public accounting firm

The Company is a “non-accelerated filer” within the meaning of Rule 12b-2 under the Exchange Act. Therefore, this annual report is not required to include an attestation report of our registered public accounting firm regarding our internal control over financial reporting.

(d)	Changes in internal control over financial reporting

There have been no changes in our internal control over financial reporting during the period covered by the annual report, being the fiscal year ended December 31, 2011, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting and disclosure controls and procedures.

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

The Board of Directors of Tekmira Pharmaceuticals Corporation has adopted a Code of Business Conduct (Code) for all directors, officers and employees of the Company.

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

•	Compliance with all applicable laws, rules and regulations.

The Company’s Code of Business Conduct and related documents have been posted on Tekmira’s website at www.tekmirapharm.com.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees billed by external auditors

The aggregate fees billed for professional services rendered by KPMG for the years ended December 31, 2011 and December 31, 2010 are as follows:

	December 31, 2011	December 31, 2010
Audit fees(1)	$208,800	$288,600
Audit-related fees	$0	$0
Tax fees(2)	$28,605	$53,941
Other fees	$0	$0
Total fees	$237,405	$342,541

(1)	Quarterly reviews, review of SEC listing documents and review of prospectus.
(2)	Tax compliance and tax planning.

Audit Committee Pre-Approval Policies and Procedures

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

For additional requests for services where the aggregate fees are estimated to be less than or equal to $20,000, recommendations, in respect of each engagement, will be submitted by Executive Vice President, Finance, the official responsible for coordinating services with KPMG to the chairman of the Audit Committee for consideration and approval. The full Audit Committee will subsequently be informed of the service, at its next meeting. The engagement may commence upon approval of the chairman of the Audit Committee. For services where the aggregate fees are estimated to be greater than $20,000, recommendations, in respect of each engagement, will be submitted by the Company’s Executive Vice President, Finance to the full Audit Committee for consideration and approval, generally at its next meeting. The engagement may commence upon approval of the Committee.

Of the fees reported in the table above under the heading “Principal Accountant Fees and Services – Fees Billed by External Auditor”, none of the fees billed by KPMG LLP were approved by the Company’s audit committee pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G	CORPORATE GOVERNANCE

Tekmira believes in building a strong governance foundation. We are subject to many provisions of the Sarbanes-Oxley Act of 2002 and related rules of the SEC, the governance standards of the NASDAQ and TSX and the rules and policies of the Canadian provincial securities regulators regarding audit committees, corporate governance and the certification of certain annual and interim filings. The Board of Directors continues to further its commitment to corporate governance by ensuring that all corporate governance documents are current, including the following documents:

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

The Board of Directors approved all current Committee Charters and Guidelines on August 10, 2011. All of the above listed documents are publicly available on the Tekmira website at www.tekmirapharm.com.

NASDAQ Corporate Governance Exemptions

As a Canadian corporation listed on the NASDAQ Capital Market, we are not required to comply with most of the NASDAQ corporate governance requirements, so long as we comply with Canadian corporate governance practices. In order to claim such an exemption, we must disclose the significant differences between our corporate governance practices and those required to be followed by U.S. domestic issuers under NASDAQ’s corporate governance requirements. We are in compliance with the NASDAQ corporate governance requirements except as described below:

(1) Quorum Requirements

Rule 5620(c) of the NASDAQ Marketplace Rules requires that the minimum quorum requirement for a meeting of shareholders is 33.33% of the outstanding common shares. In addition, Rule 5620(c) requires that an issuer listed on NASDAQ state its quorum requirement in its bylaws. Our articles provide that a quorum for purposes of any meeting of shareholders of the Company consists of at least two persons who are, or who represent by proxy, one or more shareholders who, in the aggregate, hold at least 5% of the issues shares entitled to be voted at a meeting of shareholders. Our common shares are also listed on the Toronto Stock Exchange, the primary stock exchange in Canada, which does not prescribe a minimum quorum requirement. We follow applicable Canadian laws with respect to quorum requirements.

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

ITEM 16H	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18	FINANCIAL STATEMENTS

Our consolidated financial statements are included in this Annual Report beginning on page F-1.

ITEM 19	EXHIBITS

The following exhibits are included in this Annual Report

Exhibit Number	Description

1.1*	Notice of Articles and Articles of the Company (incorporated herein by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

2.1*	Subscription Agreement, between the Company and Alnylam Pharmaceuticals, Inc., dated March 28, 2008 (incorporated herein by reference to Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

2.2*	Subscription Agreement, between the Company and Roche Finance Ltd., dated March 31, 2008 (incorporated herein by reference to Exhibit 2.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.1†*	Amendment No. 1 to the Amended and Restated Agreement, between the Company (formerly Inex Pharmaceuticals Corporation) and Hana Biosciences, Inc., effective as of May 27, 2009 (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.2†*	Amended and Restated License Agreement, between Inex Pharmaceuticals Corporation and Hana Biosciences, Inc, dated April 30, 2007 (incorporated herein by reference to Exhibit 4.2 to the Registrant’s Amendment No. 1 to Form 20-F for the year ended December 31, 2010 filed with the SEC on January 31, 2012).

4.3†*	Sublicense Agreement, between Inex Pharmaceuticals Corporation and Alnylam Pharmaceuticals, Inc., dated January 8, 2007 (incorporated herein by reference to Exhibit 4.3 to the Registrant’s Amendment No. 1 to Form 20-F for the year ended December 31, 2010 filed with the SEC on January 31, 2012).

4.4†*	Amended and Restated License and Collaboration Agreement, between the Company and Alnylam Pharmaceuticals, Inc., effective as of May 30, 2008 (incorporated herein by reference to Exhibit 4.4 to the Registrant’s Amendment No. 1 to Form 20-F for the year ended December 31, 2010 filed with the SEC on January 31, 2012).

4.5†*	Amended and Restated Cross-License Agreement, between Alnylam Pharmaceuticals, Inc. and Protiva Biotherapeutics Inc., dated May 30, 2008 (incorporated herein by reference to Exhibit 4.5 to the Registrant’s Amendment No. 1 to Form 20-F for the year ended December 31, 2010 filed with the SEC on January 31, 2012).

4.6†*	License Agreement, between Inex Pharmaceuticals and Aradigm Corporation, dated December 8, 2004 (incorporated herein by reference to Exhibit 4.6 to the Registrant’s Amendment No. 1 to Form 20-F for the year ended December 31, 2010 filed with the SEC on January 31, 2012).

4.7†*	Settlement Agreement, between Sirna Therapeutics, Inc. and Merck & Co., Inc. and Protiva Biotherapeutics Inc. and Protiva Biotherapeutics (USA), Inc., effective as of October 9, 2007 (incorporated herein by reference to Exhibit 4.7 to the Registrant’s Amendment No. 1 to Form 20-F for the year ended December 31, 2010 filed with the SEC on January 31, 2012).

4.8†*	Development, Manufacturing and Supply Agreement, between the Company and Alnylam Pharmaceuticals, Inc., dated January 2, 2009 (incorporated herein by reference to Exhibit 4.8 to the Registrant’s Amendment No. 1 to Form 20-F for the year ended December 31, 2010 filed with the SEC on January 31, 2012).

4.9†*	Executive Employment Agreement with Ian Mortimer, dated March 26, 2008 (incorporated herein by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.10*	Executive Employment Agreement with Ian MacLachlan, dated May 30, 2008 (incorporated herein by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.11*	Executive Employment Agreement with Mark Murray, dated May 30, 2008 (incorporated herein by reference to Exhibit 4.11 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.12*	Executive Employment Agreement with Peter Lutwyche, dated January 1, 2009 (incorporated herein by reference to Exhibit 4.12 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.13*	Share Option Plan amended through May 12, 2009 (including form stock option agreements) (incorporated herein by reference to Exhibit 4.13 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.14*	Lease Agreement with Canada Lands Company CLC Limited dated December 15, 1997, as amended (incorporated herein by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.15*	Form of Indemnity Agreement (incorporated herein by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.16*	Award Contract with USASMDC/ARSTRAT effective date July 14, 2010 (incorporated herein by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.17†*	License Agreement between the University of British Columbia and Inex Pharmaceuticals Corporation executed on July 30, 2001 (incorporated herein by reference to Exhibit 4.17 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.18†*	Amendment Agreement between the University of British Columbia and Inex Pharmaceuticals Corporation dated July 11, 2006 (incorporated herein by reference to Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

Exhibit Number	Description

4.19†*	Second Amendment Agreement between the University of British Columbia and Inex Pharmaceuticals Corporation dated January 8, 2007 (incorporated herein by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.20†*	Consent Agreement of the University of British Columbia to Inex/Alnylam Sublicense Agreement dated January 8, 2007 (incorporated herein by reference to Exhibit 4.20 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.21†*	Amendment No. 2 to the Amended and Restated Agreement, between the Company (formerly Inex Pharmaceuticals Corporation) and Hana Biosciences, Inc., effective as of September 20, 2010 (incorporated herein by reference to Exhibit 4.21 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.22††**	License and Collaboration Agreement between the Company and Halo-Bio RNAi Therapeutics, Inc. as of August 24, 2011

4.23**	Loan Agreement with Silicon Valley Bank dated as of December 21, 2011

4.24**	Employment Agreement with Paul Brennan dated August 24, 2010

4.25**	Tekmira 2011 Omnibus Share Compensation Plan approved by shareholders on June 22, 2011

8.1*	List of Subsidiaries (incorporated herein by reference to Exhibit 8.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

12.1**	Certification of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	Certification of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1**	Consent of KPMG LLP

101	Interactive Data Files

*	Previously filed.
**	Filed herewith.
†	Confidential treatment granted as to portions of this exhibit.
††	Confidential treatment has been requested as to portions of this exhibit.

INDEX TO THE FINANCIAL STATEMENTS

For the period ended December 31, 2011

TEKMIRA PHARMACEUTICALS

CORPORATION

Consolidated Financial Statements (expressed in Canadian dollars)

(Prepared in accordance with generally accepted accounting principles used in the

United States of America (U.S. GAAP))

December 31, 2011

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

March 27, 2012

AUDITORS’ REPORT TO THE DIRECTORS

To the Shareholders and Board of Directors

We have audited the accompanying consolidated financial statements of Tekmira Pharmaceuticals Corporation, which comprise the consolidated balance sheets as at December 31, 2011 and December 31, 2010, the consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Tekmira Pharmaceuticals Corporation as at December 31, 2011 and December 31, 2010 and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2011 in accordance with generally accepted accounting principles in the United States of America.

/s/ KPMG LLP
Chartered Accountants

Vancouver, Canada
March 27, 2012

TEKMIRA PHARMACEUTICALS CORPORATION

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

(Prepared in accordance with U.S. GAAP)

	December 31 2011	December 31 2010
Assets
Current assets:
Cash and cash equivalents	$9,184,134	$12,346,010
Accounts receivable	880,693	3,318,729
Accrued revenue	185,356	817,464
Deferred expenses	788,111	557,256
Investment tax credits receivable	331,032	403,580
Finished goods inventory	—	150,731
Prepaid expenses and other assets	424,387	315,057

Total current assets	11,793,713	17,908,827

Property and equipment	18,684,491	18,668,897

Less accumulated depreciation and impairment	(16,486,912)	(15,555,481)

Property and equipment net of accumulated depreciation and impairment (note 4)	2,197,579	3,113,416

Total assets	$13,991,292	$21,022,243

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued liabilities (note 11)	$3,972,551	$6,151,923
Deferred revenue (note 3)	2,807,898	1,982,264
Warrants (notes 5 and 6(a))	205,044	—

Total current liabilities	6,985,493	8,134,187
Deferred revenue, net of current portion (note 3)	1,690,529	2,155,478

Total liabilities	8,676,022	10,289,665
Stockholders’ equity:
Common shares (note 6)
Authorized - unlimited number with no par value Issued and outstanding:
12,148,636 (December 31, 2010 - 10,338,702)	233,501,253	229,491,529
Additional paid-in capital	30,661,704	30,151,810
Deficit	(258,847,687)	(248,910,761)

Total stockholders’ equity	5,315,270	10,732,578

Total liabilities and stockholders’ equity	$13,991,292	$21,022,243

Basis of presentation and future operations (note 1)

Contingencies and commitments (note 10)

Subsequent event (note 12)

See accompanying notes to the consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in Canadian Dollars)

(Prepared in accordance with U.S. GAAP)

	Year ended December 31
	2011	2010	2009
Revenue (note 3)
Collaborations and contracts	$16,122,843	$14,923,860	$13,831,916
Licensing fees and milestone payments	524,100	514,129	596,500
License amendment payment	—	5,916,750	—

Total revenue	16,646,943	21,354,739	14,428,416

Expenses
Research, development, collaborations and contracts	19,898,969	22,133,983	17,764,379
General and administrative	6,312,487	4,780,745	4,152,540
Depreciation of property and equipment	975,512	1,038,573	988,659
Loss on purchase and settlement of exchangeable and development notes (note 3(f))	—	5,916,750	—

Total expenses	27,186,968	33,870,051	22,905,578

Loss from operations	(10,540,025)	(12,515,312)	(8,477,162)

Other income (losses)
Interest income	124,852	106,957	163,696
Foreign exchange losses	(14,522)	(7,125)	(435,691)
Warrant issuance costs (note 6(a))	(80,000)	—	—
Change in fair value of warrant liability (note 6(a))	572,769	—	—

Net loss and comprehensive loss	$(9,936,926)	$(12,415,480)	$(8,749,157)

Loss per common share
Basic and diluted	$(0.88)	$(1.20)	$(0.85)

Weighted average number of common shares
Basic and diluted	11,318,766	10,332,941	10,325,023

See accompanying notes to the consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Consolidated Statements of Cash Flow

(Expressed in Canadian Dollars)

(Prepared in accordance with U.S. GAAP)

	Year ended December 31
	2011	2010	2009
OPERATING ACTIVITIES
Loss for the period	$(9,936,926)	$(12,415,480)	$(8,749,157)
Items not involving cash:
Depreciation of property and equipment	975,512	1,038,573	988,659
Stock-based compensation expense	626,119	650,620	265,685
Foreign exchange (gains) losses arising on foreign currency cash balances	(20,095)	7,187	325,742
Warrant issuance costs	80,000	—	—
Change in fair value of warrant liability	(572,769)	—	—
Fair value of warrants issued in conjunction with debt facility	35,004	—	—
Net change in non-cash operating items:
Accounts receivable	2,438,036	(2,265,834)	(420,456)
Accrued revenue	632,108	(817,464)	—
Deferred expenses	(230,855)	(557,256)	—
Investment tax credits receivable	72,548	(123,448)	124,321
Inventory	150,731	(150,731)	174,524
Prepaid expenses and other assets	(109,330)	(88,076)	(126,621)
Accounts payable and accrued liabilities	(2,179,372)	498,096	1,180,215
Deferred revenue	360,685	2,975,305	703,343

Net cash provided by (used in) operating activities	(7,678,604)	(11,248,508)	(5,533,745)

INVESTING ACTIVITIES
Proceeds from (acquisition of) short-term investments, ne	—	—	5,730,507
Acquisition of property and equipment	(59,675)	(830,948)	(1,699,508)

Net cash provided by (used in) investing activities	(59,675)	(830,948)	4,030,999

FINANCING ACTIVITIES
Proceeds from issuance of common shares and warrants, net of issuance costs	4,545,647	—	—
Issuance of common shares pursuant to exercise of options	10,661	34,913	7,886

Net cash provided by (used in) financing activities	4,556,308	34,913	7,886

Foreign exchange gains (losses) arising on foreign currency cash balances	20,095	(7,187)	(325,742)

Increase (Decrease) in cash and cash equivalents	(3,161,876)	(12,051,730)	(1,820,602)
Cash and cash equivalents, beginning of period	12,346,010	24,397,740	26,218,342

Cash and cash equivalents, end of period	$9,184,134	$12,346,010	$24,397,740

Supplemental cash flow information

Investment tax credits received	$102,464	$36,613	$275,965
Fair value of warrants issued in conjunction with public offering	$742,809	$—	$—
Fair value of warrants issued in conjunction with debt facility	$35,004	$—	$—

See accompanying notes to the consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2011, 2010 and 2009

(Expressed in Canadian Dollars)

(Prepared in accordance with U.S. GAAP)

	Number of shares	Share capital	Additional paid-in capital	Deficit	Total stockholders’ equity

Balance, December 31, 2008	10,324,735	$229,412,230	$29,272,005	$(227,746,124)	$30,938,111

Stock-based compensation	—	—	265,685	—	265,685

Issuance of common shares pursuant to exercise of options	3,852	14,527	(6,641)	—	7,886

Net loss	—	—	—	(8,749,157)	(8,749,157)

Balance, December 31, 2009	10,328,587	$229,426,757	$29,531,049	$(236,495,281)	$22,462,525

Stock-based compensation	—	—	650,620	—	650,620

Issuance of common shares pursuant to exercise of options	10,115	64,772	(29,859)	—	34,913

Net loss	—	—	—	(12,415,480)	(12,415,480)

Balance, December 31, 2010	10,338,702	$229,491,529	$30,151,810	$(248,910,761)	$10,732,578

Stock-based compensation	—	—	626,119	—	626,119

Issuance of common shares pursuant to exercise of options	20,033	126,886	(116,225)	—	10,661

Issuance of common shares in conjunction with the public offering, net of issuance costs of $475,568 and net of initial fair value of warrants of $742,809	1,789,900	3,882,838	—	—	3,882,838

Net loss	—	—	—	(9,936,926)	(9,936,926)

Balance, December 31, 2011	12,148,635	$233,501,253	$30,661,704	$(258,847,687)	$5,315,270

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

These consolidated financial statements include the accounts of the Company and its two wholly-owned subsidiaries, Protiva Biotherapeutics Inc. and Protiva Biotherapeutics (USA), Inc., which were acquired on May 30, 2008. All intercompany transactions and balances have been eliminated on consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amounts of assets, liabilities, revenue, expenses, contingent assets and contingent liabilities as at the end or during the reporting period. Actual results could significantly differ from those estimates. Significant areas requiring the use of management estimates relate to the useful lives of property and equipment for the purpose of amortization, recognition of revenue, stock-based compensation, share purchase warrant valuation and the amounts recorded as accrued liabilities.

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

•

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly. If the asset or liability has a contractual term, the input must be observable for substantially the full term. An example includes quoted market prices for similar assets or liabilities in active markets.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

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

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, investment tax credits receivable, accounts payable and accrued liabilities, warrants, promissory notes and a loan facility.

The carrying values of cash and cash equivalents are recorded at fair value based on quoted prices in active markets. The carrying values of accounts receivable, investment tax credits receivable and accounts payable and accrued liabilities approximate their fair values due to the immediate or short-term maturity of these financial instruments.

As quoted prices for the warrants are not readily available, the Company has used a Black-Scholes pricing model, as described in Notes 5 and 6, to estimate fair value. These are level 3 inputs as defined above.

The Company has not yet drawn down any funds under its loan facility.

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

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

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

Revenue and expenses under the contract with the United States Government are being recorded using the percentage-of-completion method. Contract progress is based on costs incurred to date. Expenses under the contract are recorded in the Company’s consolidated statement of operations and comprehensive loss as they are incurred. Government contract revenues related to expenses incurred under the contract are recorded in the same period as those expenses. Expenses accrued under the contract but not yet invoiced are recorded in the Company’s balance sheet as accrued liabilities and accrued revenues. Equipment purchased under the contract is recorded on the Company’s balance sheet as deferred expense and deferred revenue and amortized, on a straight-line basis, over the life of the contract.

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

Income or loss per share

Income or loss per share is calculated based on the weighted average number of common shares outstanding. Diluted loss per share does not differ from basic loss per share since the effect of the Company’s stock options and warrants are anti-dilutive. Diluted income per share is calculated using the treasury stock method which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common shares from outstanding stock options and warrants. At December 31, 2011, potential common shares of 2,830,635 were excluded from the calculation of net loss per common share because their inclusion would be anti-dilutive (December 31, 2010 – 1,627,280, December 31, 2009 – 1,637,408).

Government grants and refundable investment tax credits

Government grants and tax credits provided for current expenses is included in the determination of income or loss for the year, as a reduction of the expenses to which it relates. Government grants and tax credits towards the acquisition of property and equipment is deducted from the cost of the related property and equipment.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

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

Deferred income taxes

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

Warrants

The Company accounts for the warrants under the authoritative guidance on accounting for derivative financial instruments indexed to, and potentially settled in, a company’s own stock, on the understanding that in compliance with applicable securities laws, the registered warrants require the issuance of registered securities upon exercise and do not sufficiently preclude an implied right to net cash settlement. The Company classifies warrants in its consolidated balance sheet as a liability which is revalued at each balance sheet date subsequent to the initial issuance. The Company uses the Black-Scholes pricing model to value the warrants. Determining the appropriate fair-value model and calculating the fair value of registered warrants requires considerable judgment. A small change in the estimates used may cause a relatively large change in the estimated valuation. The estimated volatility of the Company’s common stock at the date of issuance, and at each subsequent reporting period, is based on historical volatility that matches the expected remaining life of the warrants. The risk-free interest rate is based on the zero-coupon rate for bonds with a maturity similar to the expected remaining life of the warrants at the valuation date. The expected life of the warrants is assumed to be equivalent to their remaining contractual term.

Segment information

The Company operates in a single reporting segment, the research and development of RNA interference therapeutics. Substantially all of the Company’s revenues to date were earned from customers or collaborators based in the United States. Substantially all of the Company’s premises, property and equipment is located in Canada.

Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) or other standard setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations upon adoption.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

In October 2009, the FASB issued EITF 08-01, Revenue Arrangements with Multiple Deliverables (currently within the scope of FASB Accounting Standards Codification (ASC) Subtopic 605-25). This statement provides principles for allocation of consideration among its multiple-elements, allowing more flexibility in identifying and accounting for separate deliverables under an arrangement. The EITF introduces an estimated selling price method for valuing the elements of a bundled arrangement if vendor-specific objective evidence or third-party evidence of selling price is not available, and significantly expands related disclosure requirements. This standard is effective on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Alternatively, adoption may be on a retrospective basis, and early application is permitted. The Company adopted this pronouncement on January 1, 2011. Adoption of the pronouncement did not have a material impact on the Company’s financial statements.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. This newly issued accounting standard requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on its financial position. This ASU is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. As this accounting standard only requires enhanced disclosure, the adoption of this standard is not expected to have an impact on the Company’s financial position or results of operations.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This newly issued accounting standard (1) eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity; (2) requires the consecutive presentation of the statement of net income and other comprehensive income; and (3) requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income nor do the amendments affect how earnings per share is calculated or presented. In December 2011, the FASB issued ASU No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which defers the requirement within ASU 2011-05 to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. During the deferral, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect prior to the issuance of ASU 2011-05. These ASUs are required to be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, which for the Company means January 1, 2012. As these accounting standards do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income, the adoption of these standards is not expected to have an impact on the Company’s financial position or results of operations.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This newly issued accounting standard clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This ASU is effective on a prospective basis for annual and interim reporting periods beginning on or after December 15, 2011, which for the Company means January 1, 2012. The adoption of this standard is not expected to have a material impact on the Company’s financial position or results of operations.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

3.	Collaborations, contracts and licensing agreements

The following tables set forth revenue recognized under collaborations, contracts and licensing agreements:

	Year ended December 31
	2011	2010	2009
Collaborations and contracts
Alnylam (a)	$4,142,796	$6,258,535	$8,831,250
U.S. Government (b)	11,432,163	3,560,711	—
Roche (c)	40,232	4,499,689	4,757,842
BMS (d)	432,106	227,995	165,776
Other RNAi collaborators (e)	75,546	376,930	77,048

Total research and development collaborations and contracts	16,122,843	14,923,860	13,831,916

Alnylam licensing fees and milestone payments (a)	524,100	514,129	596,500
Talon license amendment payment (f)	—	5,916,750	—

Total revenue	$16,646,943	$21,354,739	$14,428,416

The following table sets forth deferred collaborations and contracts revenue:

	December 31
	2011	2010

U.S. Government (b)	$1,593,946	$760,924
Roche (c)	—	40,232
BMS current portion (d)	1,213,952	1,181,108

Deferred revenue, current portion	2,807,898	1,982,264

BMS long-term portion (d)	1,690,529	2,155,478

Total deferred revenue	$4,498,427	$4,137,742

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

Manufacturing agreement with Alnylam

Under a manufacturing agreement with Alnylam (the “Alnylam Manufacturing Agreement”) effective January 1, 2009, the Company is the exclusive manufacturer of any products required by Alnylam through to the end of Phase 2 clinical trials that utilize the Company’s technology. Alnylam pays the Company for the provision of staff and for external costs incurred. Time charged to Alnylam is at a fixed rate and under the Alnylam Manufacturing Agreement there was a contractual minimum for the provision of staff of $11,200,000 over the

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

three years ending December 31, 2011. From January 1, 2012, at the start of each calendar quarter, Alnylam will prepay for the provision of the Company’s staff based on their estimate of work to be performed in that quarter. Any under or over estimate will be redressed at the end of each quarter. Alnylam will continue to pay for external costs incurred by the Company on their behalf on a monthly invoice basis.

Licensing fees and milestone payments

The Company is eligible to receive up to US$16,000,000 in milestone payments for each RNAi therapeutic advanced by Alnylam or its partners that utilize the Company’s technology. The Company is also eligible for royalties on product sales. These milestones and royalties will pass through Alnylam.

In the year ended December 31, 2011, the Company received a $524,100 (US$500,000) milestone from Alnylam in respect of the initiation of Alnylam’s ALN-PCS Phase 1 human clinical trial. In the year ended December 31, 2010, the Company received a $514,129 (US$500,000) milestone payment from Alnylam in respect of the initiation of Alnylam’s ALN-TTR01 Phase 1 human clinical trial. In the year ended December 31, 2009, the Company received a $596,500 (US$500,000) milestone payment from Alnylam in respect of the initiation of Alnylam’s ALN-VSP Phase 1 human clinical trial.

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

Under the contract, the Company is reimbursed for costs incurred, including an allocation of overhead costs, and is paid an incentive fee. At the beginning of the fiscal year the Company estimates its labour and overhead rates for the year ahead. At the end of the year the actual labour and overhead rates are calculated and revenue is adjusted accordingly. The Company’s actual labour and overhead rates will differ from its estimated rates based on actual costs incurred and the proportion of the Company’s efforts on contracts and internal products versus indirect activities. Within minimum and maximum collars, the amount of incentive fee the Company can earn under the contract varies based on costs incurred versus budgeted costs. Until the Company is able to make a reliable estimate of the final contract costs, only the minimum incentive fee achievable and earned is recognized.

(c) Roche collaboration

On May 11, 2009 the Company announced a product development agreement with F. Hoffman-La Roche Ltd (the “Roche Product Development Agreement”). Under the Roche Product Development Agreement Roche was to pay the Company up to US$8,800,000 to support the advancement of each Roche RNAi product candidate using the Company’s lipid nanoparticle technology through to the filing of an Investigational New Drug (“IND”) application.

Under the Roche Product Development Agreement Roche was paying the Company for the provision of staff and for external costs incurred. The Company recognized revenue in proportion to the services provided up to the reporting date by comparing actual hours spent to estimated total hours for each product under the contract. Revenue from external costs incurred on Roche product candidates was recorded in the period that Roche was invoiced for those costs. The difference between service revenue recognized and cash received was recorded in the Company’s balance sheet as deferred revenue.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

On November 17, 2010, Roche announced that, as part of a corporate restructuring, they would discontinue research and development in the field of RNAi. Following the announcement Roche confirmed that, except for completing some product stability studies, they would be discontinuing product development with the Company. The stability studies were completed in 2011 and the Company has no further obligation to Roche.

Under a separate February 11, 2009 research agreement with Roche the Company received $923,151 (US$765,000) that was recorded as revenue in 2009.

(d) Bristol-Myers Squibb collaboration

On May 10, 2010 the Company announced the expansion of its research collaboration with Bristol-Myers Squibb Company (“Bristol-Myers Squibb”). Under the new agreement, Bristol-Myers Squibb use small interfering RNA (“siRNA”) molecules formulated by the Company in LNP technology to silence target genes of interest. Bristol-Myers Squibb is conducting the preclinical work to validate the function of certain genes and share the data with the Company. The Company can use the preclinical data to develop RNAi therapeutic drugs against the therapeutic targets of interest. The Company received $3,233,400 (US$3,000,000) from Bristol-Myers Squibb concurrent with the signing of the agreement and recorded the amount as deferred revenue. The Company is required to provide a pre-determined number of LNP batches over the four-year agreement. Bristol-Myers Squibb have a first right to negotiate a licensing agreement on certain RNAi products developed by the Company that evolve from Bristol-Myers Squibb validated gene targets.

Revenue from the May 10, 2010 agreement with Bristol-Myers Squibb is being recognized as the Company produces the related LNP batches.

(e) Other RNAi collaborators

The Company has active research agreements with a number of other RNAi collaborators.

(f) Agreements with Talon Therapeutics, Inc. (“Talon”, formerly Hana Biosciences, Inc.) and related contingent obligation

On May 6, 2006, the Company signed a number of agreements with Talon including the grant of worldwide licenses (the “Talon License Agreement”) for three of the Company’s chemotherapy products, Marqibo®, AlocrestTM (Optisomal Vinorelbine) and BrakivaTM (Optisomal Topotecan).

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

The Company had a contingent obligation that arose through a Purchase and Settlement Agreement dated June 20, 2006 whereby the Company retired exchangeable and development notes in exchange for contingent consideration including certain future milestone and royalty payments from Talon. Concurrent with signing the second amendment of the Talon License Agreement the Company signed a Waiver and Release with certain contingent creditors, the “Former Noteholders”. The balance of the contingent obligation related to the Talon milestones and royalties immediately prior to signing the Waiver and Release was US$22,835,476. As per the terms of the Waiver and Release, in 2010, the Company paid the Former Noteholders $5,916,750 (US$5,750,000) in full settlement of the contingent obligation and recorded the payment as a loss on the purchase and settlement of the exchangeable and development notes. The Company has no further obligation to the Former Noteholders and will retain any future milestones or royalties received from Talon.

(g) License agreement with Merck & Co., Inc. (“Merck”)

As a result of the acquisition of Protiva in 2008, the Company received a non-exclusive royalty-bearing world-wide license, of certain intellectual property acquired by Merck. Under the license Merck will pay up to US$17,000,000 in milestones for each product it develops using the acquired intellectual property except for the

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

first product for which Merck will pay up to US$15,000,000 in milestones. Merck will also pay royalties on product sales. The license agreement with Merck was entered into as part of a settlement of litigation between Protiva and a Merck subsidiary. No payments have been made under this license to date.

Merck has granted a license to the Company to certain of its intellectual property.

4.	Property and equipment

December 31, 2011	Cost	Accumulated depreciation and impairment	Net book value

Lab equipment	$7,688,286	$(6,984,194)	$704,092
Leashold improvements	7,212,104	(5,976,916)	1,235,188
Computer hardware and software	3,120,072	(2,869,622)	250,450
Furniture and fixtures	664,029	(656,180)	7,849

	$18,684,491	$(16,486,912)	$2,197,579

December 31, 2010	Cost	Accumulated depreciation and impairment	Net book value

Laboratory equipment	$7,668,582	$(6,554,699)	1,113,883
Leasehold improvements	7,256,186	(5,730,396)	1,525,790
Computer and office equipment	3,080,100	(2,621,522)	458,578
Furniture and fixtures	664,029	(648,864)	15,165

	$18,668,897	$(15,555,481)	3,113,416

5.	Borrowing facility

On December 21, 2011, the Company signed an agreement with Silicon Valley Bank (“SVB”) for a term loan facility (the “loan”) of up to $3,051,000 (US$3,000,000). The loan may be drawn down at the Company’s discretion at any time prior to September 30, 2012. The loan matures on June 30, 2015 and carries a fixed interest rate of 8% annually. If the Company draws down on the loan, principal and interest payments will be payable each month starting on October 1, 2012.

In part payment for establishing the loan, the Company has issued SVB 54,545 common share purchase warrants with an exercise price of $1.65 and an expiration date of December 21, 2018. On the date of issuance, the Black-Scholes aggregate value of the 54,545 warrants was $35,004 and is based on an assumed risk-free interest rate of 1.48%, volatility of 40%, a zero dividend yield and an expected life of 7 years. The fair value of the warrants at issuance has been recorded as a liability.

At December 31, 2011, the Black-Scholes value of the warrants was $35,004 and is based on an assumed risk-free interest rate of 1.51%, volatility of 40%, a zero dividend yield and an expected life of 6.98 years.

The Company will provide additional warrants with a value equal to 2% of any draw down on the loan. The Company has not yet drawn down on the loan. The loan is secured by the assets of the Company.

The legal and professional costs of establishing the loan of $70,095 and the initial fair value of the warrants of $35,004 have been included in General and Administrative expenses.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

6.	Share capital

(a)	Financing

On June 16, 2011, the Company completed a public offering of 1,789,900 units at a price of $2.85 each for total gross proceeds, before expenses, of $5,101,215. Each unit consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $3.35. The warrants expire on June 15, 2016. After paying underwriter’s commission and other unit issue costs, the offering generated net cash of $4,545,647. The total unit issuance cost of $555,568 has been allocated, on a pro-rata basis, as $475,568 to the shares and $80,000 to the warrants and recorded, respectively, to share capital and warrant issuance costs in the statement of loss.

On the date of issuance, the Black-Scholes aggregate value of the 894,950 warrants was $742,809 and is based on an assumed risk-free interest rate of 2.19%, volatility of 40%, a zero dividend yield and an expected life of 5 years. The fair value of the warrants at issuance was initially recorded as a liability with the residual amount of proceeds allocated to share capital.

At December 31, 2011, the Black-Scholes value of the warrants was $170,040 and is based on an assumed risk-free interest rate of 1.28%, volatility of 40%, a zero dividend yield and an expected life of 4.5 years. The change in the Black-Scholes value of the warrants from their date of issuance to December 31, 2011 of $572,769 is reflected in the consolidated statement of operations and comprehensive loss as a “Change in the fair value of warrant liability”.

On February 29, 2012, the Company completed a private placement which is described in note 12, subsequent events.

(b)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common and preferred shares without par value.

(c)	Consolidation of common shares

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

(d)	Stock-based compensation

The Company has three share-based compensation plans; the “2007 Plan”, the “2011 Plan” and the “Protiva Option Plan”.

On June 22, 2011, the shareholders of the Company approved an omnibus stock-based compensation plan (the “2011 Plan”) and a 273,889 increase in the number of stock-based compensation awards that the Company is permitted to issue. The Company’s pre-existing 2007 Plan was limited to the granting of stock options as equity incentive awards whereas the 2011 Plan also allows for the issuance of tandem stock appreciation rights, restricted stock units and deferred stock units (collectively, and including options, referred to as “Awards”). The 2011 Plan replaces the 2007 Plan. The 2007 Plan will continue to govern the options granted thereunder. No further options will be granted under the Company’s 2007 Plan.

Under the Company’s 2007 Plan the Board of Directors granted options to employees, directors and consultants of the Company. The exercise price of the options was determined by the Company’s Board of Directors but was always at least equal to the closing market price of the common shares on the day preceding the date of grant and the term of options granted did not exceed 10 years. The options granted generally vested over three years for employees and immediately for directors.

Under the Company’s 2011 Plan the Board of Directors may grant options to employees, directors and consultants of the Company. The exercise price of the options is determined by the Company’s Board of

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

Directors but will be at least equal to the closing market price of the common shares on the day preceding the date of grant and the term may not exceed 10 years. Options granted generally vest over three years for employees and immediately for directors.

Hereafter, information on options governed by the 2007 Plan and 2011 Plan is presented on a consolidated basis as the terms of the two plans are similar. Information on the Protiva Option Plan is presented separately.

Stock option activity for the Company’s 2007 Plan and 2011 Plan

	Number of optioned common shares	Weighted average exercise price	Aggregate intrinsic value

Balance, December 31, 2008	917,685	$11.25	$32,546
Options granted	2,640	4.85
Options exercised	(3,852)	2.05	11,515
Options forfeited, cancelled or expired	(50,845)	30.90

Balance, December 31, 2009	865,628	10.10	705,885
Options granted	275,225	4.40
Options exercised	(9,548)	3.63	29,320
Options forfeited, cancelled or expired	(47,873)	27.38

Balance, December 31, 2010	1,083,432	7.95	756,628
Options granted	403,100	2.14
Options exercised	(1,667)	1.50	1,330
Options forfeited, cancelled or expired	(71,547)	27.42

Balance, December 31, 2011	1,413,318	$5.32	$1,800

Options under the 2007 Plan and 2011 Plan expire at various dates from April 14, 2012 to December 22, 2021.

The following table summarizes information pertaining to stock options outstanding at December 31, 2011 under the Company’s 2007 Plan and 2011 Plan:

	Options outstanding December 31, 2011			Options exercisable December 31, 2011
Range of Exercise prices	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options exercisable	Weighted average exercise price

$ 1.50 to $ 1.90	312,006	8.5	$1.71	216,756	$1.71
$ 2.40 to $ 2.60	234,200	9.6	2.40	35,300	2.40
$ 3.00 to $ 3.85	318,600	6.5	3.51	250,711	3.42
$ 4.60 to $ 5.90	384,549	6.4	5.30	359,229	5.34
$ 6.45 to $11.60	118,596	5.3	7.09	107,861	6.99
$49.20 to $69.00	45,367	1.4	53.37	45,367	53.37

$ 1.50 to $69.00	1,413,318	7.2	$5.32	1,015,224	$6.31

At December 31, 2011, there were 1,015,224 options exercisable (December 31, 2010 - 861,549; December 31, 2009 – 754,076) with a weighted average exercise price of $6.31. The weighted average remaining contractual life of exercisable options as at December 31, 2011 was 6.3 years. The aggregate intrinsic value of options exercisable at December 31, 2011 was $1,800.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

A summary of the Company’s non-vested stock option activity and related information for the year ended December 31, 2011 is as follows:

	Number of optioned common shares	Weighted average fair value

Non-vested at December 31, 2010	221,883	$3.47
Options granted not yet vested	299,450	2.06
Options vested	(113,926)	3.09
Non-vested options forfeited	(9,313)	3.61

Non-vested at December 31, 2011	398,094	$2.51

The weighted average remaining contractual life for options expected to vest at December 31, 2011 was 9.4 years and the weighted average exercise price for these options was $2.77 per share.

The aggregate intrinsic value of options expected to vest as at December 31, 2011 was $nil (December 31, 2010 - $175,905; December 31, 2009 - $197,827).

The total fair value of options that vested during the year ended December 31, 2011 was $351,542 (2010 - $468,105; 2009 - $496,263).

Valuation assumptions for the Company’s 2007 Plan and 2011 Plan

The fair value of stock options at date of grant, based on the following assumptions, was estimated using the Black-Scholes option-pricing model. Assumptions on the dividend yield are based on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends. Assumptions about the Company’s expected stock-price volatility are based on the historical volatility of the Company’s publicly traded stock. The risk-free interest rate used for each grant is equal to the zero coupon rate for instruments with a similar expected life. Expected life assumptions are based on the Company’s historical data. The Company currently expects, based on an analysis of its historical forfeitures, that no options will be forfeited by senior employees and that approximately 94% of its options issued to non-senior employees will ultimately vest, and based on a three year vesting period has applied an annual forfeiture rate of 2.0% to all unvested options held by non-senior employees as of December 31, 2011. The Company will record additional expense if the actual forfeitures are lower than estimated and will record a recovery of prior expense if the actual forfeitures are higher than estimated. The weighted average option pricing assumptions and the resultant fair values are as follows:

	Year ended December 31
	2011	2010	2009

Dividend yield	0.00%	0.00%	0.00%
Expected volatility	116.26%	116.90%	144.00%
Risk-free interest rate	2.51%	2.60%	2.50%
Expected average option term	9.6 years	6.6 years	5.0 years
Fair value of options granted	$2.00	$3.82	$4.35

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

Stock-based compensation expense for the Company’s 2007 Plan and 2011 Plan

An expense for stock-based compensation for options awarded to employees and calculated in accordance with the fair value method has been recorded in the consolidated statements of operations and comprehensive loss as follows:

	Year ended December 31
	2011	2010	2009

Research, development, collaborations and contracts expenses	$494,634	$533,508	$207,234
General and administrative expenses	131,485	117,112	58,451

Total	$626,119	$650,620	$265,685

At December 31, 2011, there remains $735,008 of unearned compensation expense related to unvested employee stock options to be recognized as expense over a weighted-average period of approximately 8 months.

Protiva Option Plan

On May 30, 2008, as a condition of the acquisition of Protiva Biotherapeutics Inc., a total of 350,457 common shares of the Company were reserved for the exercise of 519,073 Protiva share options (“Protiva Options”). The Protiva Options have an exercise price of $0.30, were fully vested as of May 30, 2008, expire at various dates from January 22, 2011 to March 1, 2018 and upon exercise each option will be converted into approximately 0.6752 shares of the Company (the same ratio at which Protiva common shares were exchanged for Company common shares at completion of the acquisition of Protiva). The Protiva Options are not part of the Company’s 2007 Plan or 2011 Plan and the Company is not permitted to grant any further Protiva Options. To December 31, 2009, none of the Protiva Options had been exercised, forfeited or cancelled.

The following table sets forth outstanding options under the Protiva Option Plan:

	Number of Protiva Options	Equivalent number of Company common shares	Weighted average exercise price

Balance, December 31, 2009	519,073	350,457	$0.30

Options exercised	(850)	(574)	0.30
Options forfeited, cancelled or expired	—	—	—

Balance, December 31, 2010	518,223	349,883	0.30
Options exercised	(27,202)	(18,366)	0.30
Options forfeited, cancelled or expired	—	—	—

Balance, December 31, 2011	491,020	331,517	$0.30

The weighted average remaining contractual life of exercisable Protiva Options as at December 31, 2011 was 4.0 years.

The aggregate intrinsic value of Protiva Options outstanding at December 31, 2011 was $363,230. The intrinsic value of Protiva Options exercised in the year ended December 31, 2011 was $42,615 (2010 - $2,688; 2009 - $nil).

Awards outstanding and available for issuance

Combining all of the Company’s share-based compensation plans, at December 31, 2011, the Company has 1,744,835 options outstanding and a further 136,305 Awards available for issuance.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

7.	Government grants and refundable investment tax credits

Government grants and refundable investment tax credits have been netted against research and development expenses.

Government grants for the year ended December 31, 2011 include $nil in funding from the US Army Medical Research Institute for Infectious Diseases (2010 - $191,194; 2009 - $775,292).

The Company’s estimated claim for refundable Scientific Research and Experimental Development investment tax credits for the year ended December 31, 2011 is $20,905 (2010 - $196,556; 2009 - $139,502).

8.	Income taxes

Income tax (recovery) expense varies from the amounts that would be computed by applying the combined Canadian federal and provincial income tax rate of 26.5% (year ended December 31, 2010 – 28.5%; December 31, 2009 – 30.0%) to the loss before income taxes as shown in the following tables:

	Year ended December 31
	2011	2010	2009
Computed taxes (recoveries) at Canadian federal and provincial tax rates	$(2,633,285)	$(3,538,412)	$(2,624,747)
Differences due to change in enacted tax rates	712,236		635,462
Difference due to change in tax rate on opening deferred taxes	3,427,057	—	—
Permanent and other differences	143,992	1,409,918	927,938
Change in valuation allowance	(1,650,000)	2,880,000	1,061,347
Utilization of non-capital loss carryforwards	—	(751,506)	—

Income tax (recovery) expense	$—	$—	$—

As at December 31, 2011, the Company has investment tax credits available to reduce Canadian federal income taxes of $11,093,450 (December 31, 2010 - $9,277,707) and provincial income taxes of $5,500,315 (December 31, 2010 - $4,470,380) and expiring between 2012 and 2031.

At December 31, 2011, the Company has scientific research and experimental development expenditures of $50,575,034 (December 31, 2010 - $44,061,609) available for indefinite carry-forward and $19,037,156 (December 31, 2010 - $18,991,636) of net operating losses due to expire between 2027 and 2031 and which can be used to offset future taxable income in Canada.

On November 23, 2011, the Company was registered as a corporation under the Business Activity Act in the province of British Columbia. Under this program, provincial corporation tax charged on foreign income earned from the Company’s patents will be eligible for a 75% tax refund up to a maximum of $8,000,000.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

Significant components of the Company’s deferred tax assets are shown below:

	Year ended December 31
	2011	2010

Deferred tax assets:
Non-capital loss carryforwards	$4,438,000	$4,088,000
Research and development deductions	9,295,000	11,015,000
Book amortization in excess of tax	2,779,000	2,938,000
Share issue costs	45,000	146,000
Warrant liability	65,000	—
Revenue recognized for tax purposes in excess of revenue recognized for accounting purposes	1,125,000	1,034,000
Tax value in excess of accounting value in lease inducements	49,000	87,000
Accounting value in excess of tax value in intangible assets	49,000	75,000
Provincial investment tax credits	973,000	1,082,000

Total deferred tax assets	18,818,000	20,465,000

Valuation allowance	(18,818,000)	(20,465,000)

Net deferred tax assets	$—	$—

9.	Contingencies and commitments

Litigation

On March 16, 2011 the Company filed a complaint against Alnylam. On April 6, 2011 Alnylam filed an answer and counter-claim to the Company’s complaint. On June 3, 2011, the Company filed an amended complaint against Alnylam and expanded its complaint to include AlCana Technologies, Inc. (“AlCana”). On June 28, 2011 Alnylam filed an amended answer and counter-claim and on July 15, 2011 AlCana filed its answer and counter-claim to the Company’s amended complaint.

The Company’s amended complaint against Alnylam is for misappropriation and misuse of trade secrets, know-how and other confidential information, unfair and deceptive trade practices, unjust enrichment, unfair competition and false advertising, breach of contract, breach of the implied covenant of good faith and fair dealing, tortious interference with contractual relationships, and civil conspiracy. The suit, filed in the Business Litigation Session of the Massachusetts Superior Court (“BLS Court”), alleges Alnylam exploited its confidential relationship as a collaborator with the Company to misappropriate the Company’s proprietary lipid nanoparticle delivery technology, resulting in damage to the Company’s intellectual property and business interests. The amended complaint also adds AlCana as a defendant and asserts claims alleging misappropriation of trade secrets, tortious interference with contractual relations, unjust enrichment, unfair and deceptive acts and trade practices, and civil conspiracy against AlCana. The Company is seeking damages based on Alnylam’s conduct as alleged in the amended complaint including termination of Alnylam’s license to the Company’s technology.

Alnylam’s answer and amended counter-claim alleges, in summary, breach of contract: contractual dispute resolution and confidentiality provisions, defamation, breach of covenant not to sue, breach of patent prosecution cooperation and non-use provisions, and breach of an implied covenant of good faith and fair dealing. Alnylam’s defamation counter-claim was dismissed by the BLS Court in September 2011 including an award of attorney’s fees and costs. The BLS Court has set a trial date of October 30, 2012.

AlCana’s answer and amended counter-claim alleges, in summary, breach of contract and breach of an implied covenant of good faith and fair dealing.

The Company has signed an agreement with its legal counsel with respect to this litigation that includes success-based contingent fees.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

On November 16, 2011, the Company disclosed that it had filed a Notice of Civil Claim in the Supreme Court of British Columbia against certain individuals from AlCana alleging that thousands of confidential documents containing the Company’s confidential information and trade secrets were downloaded and taken. The Company also filed a Notice of Application seeking an injunction ordering the documents and derivative materials be returned. The Company is also seeking general and punitive damages. On January 10, 2012, the Company disclosed that the Supreme Court of British Columbia had granted its application for an injunction that orders confidential documents and materials be returned to the Company and prohibits the use of the Company’s confidential information. The injunction also requires the defendants to identify every person and corporation to whom the information was provided or communicated.

On January 17, 2012, the Company disclosed that Alnylam filed a patent infringement lawsuit against Tekmira in the U.S. District Court of Massachusetts. Isis Pharmaceuticals, Inc. is named as a co-plaintiff in the suit. The context for this infringement suit has arisen out of the Company’s ongoing litigation with Alnylam and AlCana.

The Company has not recorded an estimated liability associated with Alnylam’s answer and amended counter-claim or patent infringement lawsuit due to the uncertainties related to both the likelihood and the amount of any potential loss. The Company has not recorded an estimated liability for contingently payable success-based legal fees due to uncertainties related to the outcome of the lawsuit. At December 31, 2011, the contingent obligation was $4,524,765 (US$4,449,129).

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

Following the lease amendment the minimum commitment, contracted sub-lease income and net commitment for rent and estimated operating costs, are as follows:

	Lease commitment	Sub-lease income	Net commitment

Year ended December 31, 2012	$1,285,000	$(186,000)	$1,099,000
Year ended December 31, 2013	1,285,000	—	1,285,000
Year ended December 31, 2014	750,000	—	750,000

	$3,320,000	$(186,000)	$3,134,000

The Company’s lease expense, net of sub-lease income, for the year ended December 31, 2011 of $933,528 has been recorded in the consolidated statements of operations and comprehensive loss in research, development, collaborations and contracts and general and administrative expenses (2010 - $931,606; 2009 - $1,008,290).

The Company has netted $194,281 of sub-lease income against lease expense in the year ended December 31, 2011 (year ended December 31, 2010 - $194,281; 2009 - $191,376).

Product development partnership with the Canadian Government

The Company entered into a Technology Partnerships Canada (“TPC”) agreement with the Canadian Federal Government on November 12, 1999. Under this agreement, TPC agreed to fund 27% of the costs incurred by the Company, prior to March 31, 2004, in the development of certain oligonucleotide product candidates up to a maximum contribution from TPC of $9,329,912. As at December 31, 2011, a cumulative contribution of $3,701,571 has been received and the Company does not expect any further funding under this agreement. In return for the funding provided by TPC, the Company agreed to pay royalties on the share of future licensing and product revenue, if any, that is received by the Company on certain non-siRNA oligonucleotide product candidates covered by the funding under the agreement. These royalties are payable until a certain cumulative payment amount is achieved or until a pre-specified date. In addition, until a cumulative amount equal to the funding actually received under the agreement has been paid to TPC, the Company agreed to pay royalties on the share of future product revenue, if any, for Marqibo that is received by the Company. To December 31, 2011 the Company had not made any royalty payments to TPC.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

Contingently payable promissory notes

On March 25, 2008, Protiva declared dividends totaling US$12,000,000. The dividend was paid by Protiva issuing promissory notes on May 23, 2008. Recourse against Protiva for payment of the promissory notes will be limited to Protiva’s receipt, if any, of up to US$12,000,000 in license payments from Merck (see note 3(h)). Protiva will pay these funds if and when it receives them, to the former Protiva shareholders in satisfaction of the promissory notes. As contingent items the US$12,000,000 receivable and the related promissory notes payable are not recorded in the Company’s consolidated balance sheet.

License and collaboration agreement with Halo-Bio RNAi Therapeutics, Inc. (“Halo-Bio”)

On August 24, 2011, the Company entered into a license and collaboration agreement (the “Agreement”) with Halo-Bio. Under the Agreement, Halo-Bio granted the Company an exclusive license to its multivalent ribonucleic acid (“MV-RNA”) technology. The Agreement provides for the companies to work together to design and develop MV-RNA molecules to gene targets of interest to the Company and to combine MV-RNA molecules with the Company’s LNP technology to develop therapeutic products.

The Company paid Halo-Bio an initial license fee of $97,940 (US$100,000) and recorded this amount as a research and development expense in the consolidated statement of operations and comprehensive loss.

Under the Agreement, the maximum future license fees and other contingent payments are US$1,960,000 and the Company will pay up to US$12,700,000 in milestones on each product developed plus royalties.

10.	Concentrations of business risk

Credit risk

Credit risk is defined by the Company as an unexpected loss in cash and earnings if a collaborative partner is unable to pay its obligations in due time. The Company’s main source of credit risk is related to its accounts receivable balance which principally represents temporary financing provided to collaborative partners in the normal course of operations. Accounts receivable from the U.S. Government as at December 31, 2011 were $747,720 and represent 85% of total accounts receivable as at that date (December 31, 2010 - $2,031,980 and 61%). Accounts receivable from Alnylam as at December 31, 2011 were $27,178 and represent 3% of total accounts receivable as at that date (December 31, 2010 - $836,655 and 25%).

The Company does not currently maintain a provision for bad debts as the majority of accounts receivable are from collaborative partners or government agencies and are considered low risk.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at December 31, 2011 was the accounts receivable balance of $880,693 (December 31, 2010 - $3,318,729).

All accounts receivable balances were current as at December 31, 2011 and December 31, 2010.

Significant collaborators and customers risk

We depend on a small number of collaborators and customers for a significant portion of our revenues (see note 3).

Liquidity Risk

Liquidity risk results from the Company’s potential inability to meet its financial liabilities, for example payments to suppliers. The Company ensures sufficient liquidity through the management of net working capital, cash balances and a debt facility.

The Company’s liquidity risk is primarily attributable to its cash, cash equivalents and debt facility. The Company limits exposure to liquidity risk on its liquid assets through maintaining its cash and cash equivalent deposits with high-credit quality financial institutions. Due to the nature of these investments, the funds are available on demand to provide optimal financial flexibility. Under the terms of the debt facility, if a material adverse event occurs prior to draw down, the lender may chose to cancel the facility.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

The Company believes that its current sources of liquidity are sufficient to cover its likely applicable short term cash obligations. The Company’s financial obligations include accounts payable and accrued liabilities which generally fall due within 45 days.

The net liquidity of the Company is considered to be the cash, cash equivalents and debt facility funds available (note 5) less accounts payable and accrued liabilities.

	December 31
	2011	2010
Cash, cash equivalents and short term investments	$9,184,134	$12,346,010
Debt facility available (US$3,000,000)	3,051,000	—
Less: Debt facility repayments in first 12 months	(1,135,000)
Less: Accounts payable and accrued liabilities	(3,972,551)	(6,151,923)

	$7,127,583	$6,194,087

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

The Company manages its US dollar exchange rate risk by, whenever possible, using cash received from US dollar revenues to pay US dollar expenses and by limiting its holdings of US dollar cash and cash equivalent balances to working capital levels. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The Company’s exposure to US dollar currency expressed in Canadian dollars was as follows:

	December 31
	2011	2010
Cash and cash equivalents	$1,259,029	$1,067,205
Accounts receivable	780,176	2,042,065
Accounts payable and accrued liabilities	(2,365,191)	(3,485,715)

	$(325,986)	$(376,445)

An analysis of the Company’s sensitivity to foreign currency exchange rate movements is not provided in these financial statements as a large proportion of the Company’s foreign currency purchases are reimbursed by collaborators and customers which mitigates the Company’s foreign currency risk.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

11.	Supplementary information

Accounts payable and accrued liabilities is comprised of the following:

	December 31
	2011	2010
Trade accounts payable	$1,284,737	$3,035,273
Research and development accruals	228,942	1,241,630
Professional fee accruals	1,669,838	1,030,405
Restructuring cost accruals	36,134	34,999
Deferred lease inducements	196,966	346,098
Other accrued liabilities	555,934	463,518

	$3,972,551	$6,151,923

12.	Subsequent event

Private Placement Financing

On February 29, 2012, the Company completed a private placement offering of 1,848,601 units at a price of $2.20 each for total gross proceeds, before expenses, of $4,066,922. Each unit consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $2.60. The warrants expire on February 28, 2017.

On the date of issuance, the Black-Scholes aggregate value of the 924,302 warrants was $794,900 and is based on an assumed risk-free interest rate of 1.44%, volatility of 40%, a zero dividend yield and an expected life of 5 years.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEKMIRA PHARMACEUTICALS CORPORATION

/s/ Mark J. Murray
Mark J. Murray
President and Chief Executive Officer

Date: March 27, 2012

INDEX TO THE EXHIBITS

Exhibit Number	Description

1.1*	Notice of Articles and Articles of the Company

2.1*	Subscription Agreement, between the Company and Alnylam Pharmaceuticals, Inc., dated March 28, 2008

2.2*	Subscription Agreement, between the Company and Roche Finance Ltd., dated March 31, 2008

4.1†*	Amendment No. 1 to the Amended and Restated Agreement, between the Company (formerly Inex Pharmaceuticals Corporation) and Hana Biosciences, Inc., effective as of May 27, 2009

4.2†*	Amended and Restated License Agreement, between Inex Pharmaceuticals Corporation and Hana Biosciences, Inc, dated April 30, 2007

4.3†*	Sublicense Agreement, between Inex Pharmaceuticals Corporation and Alnylam Pharmaceuticals, Inc., dated January 8, 2007

4.4†*	Amended and Restated License and Collaboration Agreement, between the Company and Alnylam Pharmaceuticals, Inc., effective as of May 30, 2008

4.5†*	Amended and Restated Cross-License Agreement, between Alnylam Pharmaceuticals, Inc. and Protiva Biotherapeutics Inc., dated May 30, 2008

4.6†*	License Agreement, between Inex Pharmaceuticals and Aradigm Corporation, dated December 8, 2004

4.7†*	Settlement Agreement, between Sirna Therapeutics, Inc. and Merck & Co., Inc. and Protiva Biotherapeutics Inc. and Protiva Biotherapeutics (USA), Inc., effective as of October 9, 2007

4.8†*	Development, Manufacturing and Supply Agreement, between the Company and Alnylam Pharmaceuticals, Inc., dated January 2, 2009

4.9†*	Executive Employment Agreement with Ian Mortimer, dated March 26, 2008

4.10*	Executive Employment Agreement with Ian MacLachlan, dated May 30, 2008

4.11*	Executive Employment Agreement with Mark Murray, dated May 30, 2008

4.12*	Executive Employment Agreement with Peter Lutwyche, dated January 1, 2009

4.13*	Share Option Plan amended through May 12, 2009 (including form stock option agreements)

4.14*	Lease Agreement with Canada Lands Company CLC Limited dated December 15, 1997, as amended

4.15*	Form of Indemnity Agreement

4.16*	Award Contract with USASMDC/ARSTRAT effective date July 14, 2010

4.17†*	License Agreement between the University of British Columbia and Inex Pharmaceuticals Corporation executed on July 30, 2001

4.18†*	Amendment Agreement between the University of British Columbia and Inex Pharmaceuticals Corporation dated July 11, 2006

Exhibit Number	Description

4.19†*	Second Amendment Agreement between the University of British Columbia and Inex Pharmaceuticals Corporation dated January 8, 2007

4.20†*	Consent Agreement of the University of British Columbia to Inex/Alnylam Sublicense Agreement dated January 8, 2007

4.21†*	Amendment No. 2 to the Amended and Restated Agreement, between the Company (formerly Inex Pharmaceuticals Corporation) and Hana Biosciences, Inc., effective as of September 20, 2010.

4.22†**	License and Collaboration Agreement between the Company and Halo-Bio RNAi Therapeutics, Inc. as of August 24, 2011

4.23**	Loan Agreement with Silicon Valley Bank dated as of December 21, 2011

4.24**	Employment Agreement with Paul Brennan dated August 24, 2010

4.25**	Tekmira 2011 Omnibus Share Compensation Plan approved by shareholders on June 22, 2011

8.1*	List of Subsidiaries

12.1**	Certification of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	Certification of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1**	Consent of KPMG LLP

101	Interactive Data Files

*	Previously filed.
**	Filed herewith.
†	Portions of this exhibit have been omitted based on an application for confidential treatment from the SEC. The omitted portions of these exhibits have been submitted separately with the SEC.