Form 20-F
period 2012-12-31
TEKMIRA PHARMACEUTICALS Corp
filed 2013-03-27
CIK 1447028

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

N/A

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2012 was 14,305,356 common shares.

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

GENERAL INTRODUCTION AND USE OF CERTAIN TERMS

In this Annual Report, references to:

•	“AlCana” means AlCana Technologies, Inc.;

•	“Alnylam” means Alnylam Pharmaceuticals, Inc.;

•	“Aradigm” means Aradigm Corporation;

•	“Company” means Tekmira Pharmaceuticals Corporation, a British Columbia company;

•	“DoD” or “U.S. DoD” means the United States Government’s Department of Defense;

•	“Halo-Bio” means Halo-Bio RNAi Therapeutics, Inc.;

•	“Marina” means Marina Biotech, Inc.;

•	“Protiva” means Protiva Biotherapeutics Inc., a British Columbia company and a wholly-owned subsidiary of Tekmira;

•	“Roche” means , collectively, Hoffman-La Roche Ltd and Hoffman La-Roche Inc.;

•	“Talon” means Talon Therapeutics, Inc. (formerly Hana Biosciences, Inc.);

•	“TMT” means Transformational Medical Technologies Program of the U.S. Government; and,

•	“We”, “us”, “our”, and “Tekmira” means, unless the context requires otherwise, Tekmira together with Protiva.

We use the Canadian dollar as our reporting currency. All references in this document to “dollars” or “$” are to Canadian dollars unless otherwise indicated.

Except as noted, the information set forth in this Annual Report is as of December 31, 2012 and, except as noted, all information included in this document should only be considered correct as of such date.

FORWARD LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). Forward-looking statements are generally identifiable by use of the words “believes,” “may,” “plans,” “will,” “anticipates,” “intends,” “budgets,” “could,” “estimates,” “expects,” “forecasts,” “projects” and similar expressions, and the negative of such expressions. Forward-looking statements in this Annual Report include statements about Tekmira’s strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; the quantum and timing of Tekmira’s expected payments related to the settlement agreement and new licensing agreement with Alnylam; statements about Tekmira’s cash runway extending into 2015 and estimated cash and cash equivalents at the end of 2013; Tekmira’s plans to advance multiple products into human clinical trials; expected timing of initiation of Phase 2 clinical trials for TKM-PLK1; the development of other product candidates in Tekmira’s pipeline, including the expected timing for the nomination of Tekmira’s next product candidate; anticipated royalty payments based on sales of Marqibo; the modification request to the existing TKM-Ebola contract with the DoD to integrate recent advancements in LNP formulation and manufacturing technology, including anticipated effects on the value of the contract; expected timing of the completion and submission of the LNP formulation work to the FDA and the initiation of a new Phase 1 clinical trial for TKM-Ebola; the quantum and timing of funding that may be provided to Tekmira pursuant to the TKM-Ebola contract with the DoD; the quantum and timing of future milestone royalty payments expected from the ALN-TTR02, ALN-VSP, ALN-PCS and other LNP-enabled product development programs of Alnylam; the timing of an ALN-TTR02 pivotal or Phase 3 clinical trial; the timing and initiation of ALN-VSP clinical trials in China; milestones and royalty payments from Alnylam’s LNP-enabled products; Tekmira’s expectations of entering into a separate cross license agreement with AlCana, which includes anticipated milestone and royalty payments and an expected agreement for AlCana not to compete in the RNAi field for five years; statements about Tekmira’s Unlocked Nucleobase Analog (UNA) license with Marina, as well as milestone and royalty payments thereon; statements with respect to revenue and expense fluctuation and guidance; licenses for the discovery, development and commercialization of RNAi products directed to thirteen gene targets; expected royalty payments from commercial sales of Tekmira’s product development partners; and Tekmira’s strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; estimates of the number of clinical development programs to be undertaken by Tekmira and its product development partners; selection of additional product candidates; timing of release of clinical data; the effects of Tekmira’s products on the treatment of cancer, infectious disease, and other diseases; statements and details of the TKM-PLK1 and TKM-Ebola Phase 1 human clinical trials; the quantum and timing of potential funding; use of lipid nanoparticle technology by Tekmira’s licensees; Tekmira’s expectations with respect to existing and future agreements with third parties; and estimates of the length of time Tekmira’s business will be funded by its anticipated financial resources.

With respect to the forward-looking statements contained in this Annual Report, Tekmira has made numerous assumptions regarding, among other things: LNP’s status as a leading RNAi delivery technology; the effectiveness of

Tekmira’s products as a treatment for cancer, infectious disease, or other diseases; the developmental milestones and approvals required to trigger funding for TKM-Ebola from the TMT program; results in preclinical models are indicative of the potential effect in humans; Tekmira’s research and development capabilities and resources; FDA approval with respect to commencing clinical trials; the timing and obtaining of regulatory approvals for Tekmira’s products; the timing and results of clinical data releases and use of LNP technology by Tekmira’s development partners and licensees; the time required to complete research and product development activities; the timing and quantum of payments to be received under contracts with Tekmira’s partners including Alnylam, Talon, the DoD, and others; Tekmira’s financial position and its ability to execute on its business strategy; and Tekmira’s ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, but are not limited to, the risks and uncertainties discussed below in Item 3D. Risk Factors. Additional risks and uncertainties not currently known to us or that we currently believe to be immaterial may also materially adversely affect our business, financial condition, and/or operating results.

Additional discussion of the risks and uncertainties facing Tekmira appear in Tekmira’s public filings available at www.sedar.com or at www.sec.gov/edgar.shtml. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3	KEY INFORMATION

3A.	Selected Financial Data

The following table presents selected financial data derived from Tekmira’s audited consolidated financial statements for the fiscal years ended December 31, 2012, 2011, 2010, 2009, and 2008. You should read this information in conjunction with our financial statements for the periods presented, as well as Item 4 “Information on the Company” and Item 5 “Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

Summary Financial Information

Under U.S. GAAP (1) (in thousands of Canadian dollars, except per share amounts)

	Year Ended December 31,
	2012	2011	2010	2009	2008
	$	$	$	$	$

Operating Data
Revenue	14,107	16,647	21,355	14,428	11,732
Expenses	27,032	27,187	33,870	22,905	40,716
(Loss) from operations	(12,925)	(10,540)	(12,515)	(8,477)	(28,984)
Net and comprehensive income (loss)	29,793	(9,937)	(12,415)	(8,749)	(29,920)
Weighted average number of common shares—basic(2)	13,728	11,319	10,333	10,325	8,116
Weighted average number of common shares—diluted(2)	14,374	11,319	10,333	10,325	8,116
Income (Loss) per common share—basic	2.17	(0.88)	(1.20)	(0.85)	(3.69)
Income (Loss) per common share—diluted	2.08	(0.88)	(1.20)	(0.85)	(3.69)
Balance Sheet Data
Total current assets	50,983	11,794	17,909	25,958	33,261
Total assets	52,328	13,991	21,022	29,279	35,871
Total liabilities	11,617	8,676	10,290	6,816	4,933
Share capital	238,245	233,501	229,492	229,427	229,412
Total stockholders’ equity	40,711	5,315	10,733	22,463	30,938
Number of shares outstanding(2)	14,305	12,149	10,339	10,329	10,325

Notes:

(1)	The balance sheet data at December 31, 2012, 2011, 2010 and 2009 is derived from financial statements prepared under U.S. GAAP. The balance sheet data at December 31, 2008 is derived from financial statements prepared under Canadian GAAP and then reconciled to U.S. GAAP. The financial information presented in this 20-F has been prepared in accordance with generally accepted accounting principles of the United States of America, or U.S. GAAP. Historically we prepared our consolidated financial statements in conformity with Canadian generally accepted accounting principles. The Canadian Securities Administrators’ National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency, permits Canadian public companies who are also U.S. Securities and Exchange Commission (SEC) registrants the option of preparing their financial statements under U.S. GAAP. Based on a number of our peers and collaborators reporting under U.S. GAAP, we concluded that U.S. GAAP is more relevant to the users of our financial statements. Therefore, effective December 31, 2010, we adopted U.S. GAAP as the reporting standard for our consolidated financial statements. All comparative financial information contained in our December 31, 2012 consolidated financial statements and in this Annual Report has been presented as if we had historically reported in accordance with U.S. GAAP.
(2)	On November 4, 2010, Tekmira completed a consolidation of its common shares whereby five old common shares of Tekmira were exchanged for one new common share of Tekmira. Except as otherwise indicated, all references to common shares, common shares outstanding, average number of common shares outstanding, per share amounts and options in this document have been restated to reflect the common shares consolidation on a retroactive basis.

We have never declared or paid any cash dividends.

Exchange Rate

The closing exchange rate between the Canadian dollar and the U.S. dollar was CDN$1.0164 per US$1.00 (or US$0.9839 per CDN$1.00) using the Bank of Canada exchange rate on March 26, 2013.

The average exchange rates for the financial periods of Tekmira listed above (based on the average exchange rate for each period using the average of the closing exchange rates on the last day of each month during the period in accordance with the exchange rates provided by the Bank of Canada) are as follows:

	Year Ended December 31,
	2012	2011	2010	2009	2008
Period end	$0.9949	$1.0170	$0.9946	$1.0466	$1.2246
Average	$0.9990	$0.9891	$1.0304	$1.1374	$1.0716
High	$1.0443	$1.0549	$1.0745	$1.3000	$1.2970
Low	$0.9719	$0.9428	$0.9360	$1.0292	$0.9719

The high and low exchange rates between the Canadian dollar and the U.S. dollar for the past six months (provided by the Bank of Canada) are as follows:

Month	Exchange rate CDN$ per US$1.00
	High	Low
March 1, 2013 through March 26, 2012	$1.0343	$1.0162
February 2013	$1.0314	$0.9952
January 2013	$1.0101	$0.9815
December 2012	$0.9972	$0.9825
November 2012	$1.0057	$0.9906
October 2012	$1.0014	$0.9735
September 2012	$0.9919	$0.9642

3B.	Capitalization and Indebtedness

Not applicable.

3C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3D.	Risk Factors

Risks Related to Our Business

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

Risks Related to Being an Early Stage Company

We are in the early stages of our development and because we have a short development history with ribonucleic acid interference (RNAi), there is a limited amount of information about us upon which you can evaluate our RNAi business and prospects.

We have not begun to market or generate revenues from the commercialization of any RNAi products. We have only a limited history upon which one can evaluate our RNAi business and prospects as our RNAi therapeutic products are still at an early stage of development and thus we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical area. For example, to execute our business plan, we will need to successfully:

•	execute product development activities using an unproven technology;

•	build, maintain and protect a strong intellectual property portfolio;

•	gain acceptance for the development and commercialization of any product we develop;

•	develop and maintain successful strategic relationships; and

•

manage our spending and cash requirements as our expenses are expected to increase due to research and preclinical work, clinical trials, regulatory approvals, and commercialization and maintaining our intellectual property portfolio.

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

At December 31, 2012 we had $46.8 million in cash and cash equivalents. We believe that our current funds on hand, plus funds expected to be received from current pharmaceutical partners and the U.S. Government will be sufficient to continue our product development into 2015. Within the next several years, substantial additional funds will be required to continue with the active development of our pipeline products and technologies. In particular, our funding needs may vary depending on a number of factors including:

•	revenues earned from our partners, including Alnylam and Talon;

•	revenues earned from our U.S. Government contract to develop TKM-Ebola;

•	the extent to which we continue the development of our product candidates or form collaborative relationships to advance our products;

•	our decisions to in-license or acquire additional products or technology for development, in particular for our RNAi therapeutics programs;

•	our ability to attract and retain corporate partners, and their effectiveness in carrying out the development and ultimate commercialization of our product candidates;

•	whether batches of drugs that we manufacture fail to meet specifications resulting in delays and investigational and remanufacturing costs;

•	the decisions, and the timing of decisions, made by health regulatory agencies regarding our technology and products;

•	competing technological and market developments; and

•	prosecuting and enforcing our patent claims and other intellectual property rights.

We will seek to obtain funding to maintain and advance our business from a variety of sources including public or private equity or debt financing, collaborative arrangements with pharmaceutical and biotechnology companies and government grants and contracts. There can be no assurance that funding will be available at all or on acceptable terms to permit further development of our products especially in light of the current difficult climate for investment in early stage biotechnology companies.

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

With the exception of the year ended December 31, 2006 and December 31, 2012, we have incurred losses each fiscal year since inception until December 31, 2012 and have not received any revenues other than from research and development collaborations, license fees and milestone payments. From inception to December 31, 2012, we have an accumulated net deficit of $229.1 million. As we continue our research and development and clinical trials and seek regulatory approval for the sale of our product candidates, we do not expect to attain sustained profitability for the foreseeable future. We do not expect to achieve sustained profits until such time as strategic alliance payments, product sales and royalty payments, if any, generate sufficient revenues to fund our continuing operations. We cannot predict if we will ever achieve profitability and, if we do, we may not be able to remain consistently profitable or increase our profitability.

Risks Related to Our Dependence on Third Parties

We expect to depend on our existing and new collaborators for a significant portion of our revenues and to develop, conduct clinical trials with, obtain regulatory approvals for, and manufacture, market and sell some of our product candidates. If these collaborations are unsuccessful, our business could be adversely affected.

We expect that we will depend in part on Alnylam, Talon and the DoD to provide revenue to fund our operations, especially in the near term. Alnylam, Talon and the DoD represented 7%, 7% and 82%, respectively, of our operating revenue for the year ended December 31, 2012. Furthermore, our strategy is to enter into various additional arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, manufacturing, marketing and commercialization of our products. We may be unable to continue to establish such collaborations, and any collaborative arrangements we do establish may be unsuccessful.

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

We expect the DoD to fund our TKM-Ebola program through to completion of a Phase 1 human safety clinical trial and possibly beyond that to FDA drug approval. The quantum and timing of funding may not be what we have projected and the DoD could cancel this funding at any time.

The contract we signed with the DoD on July 14, 2010 is for funding of up to US$34.7 million for our TKM-Ebola program through to the completion of a Phase 1 human safety clinical trial and certain manufacturing objectives. The DoD may later extend the contract to cover the entire TKM-Ebola program through to FDA drug approval. Tekmira has submitted a modification request to the existing contract to the DoD in order to integrate recent advancements in LNP formulation and manufacturing technology in the TKM-Ebola development program. There is a risk that we may not complete the work necessary for the submission of the new LNP formulation for TKM-Ebola to the FDA in the anticipate timeframe, or at all or the FDA may require additional work to be completed in order to implement a new LNP formulation in the TKM-Ebola program.

This is our first DoD contract of any notable size. Our lack of experience in dealing with the DoD brings uncertainty into our cash flow projections and uncertainty into our ability to execute the contract within DoD requirements. Furthermore, there is inherent risk in projecting cash flows years ahead for such a complex program. The quantum and timing of funding for the TKM-Ebola program may not be what we have projected and under the terms of the contract or the proposed modification to the contract and the DoD could cancel or suspend this funding, which is paid through monthly reimbursements, at any time.

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

Our product candidates have not yet been manufactured for commercial use. If any of our product candidates become approved for commercial sale, in order to supply our or our collaborators’ commercial requirements for such an approved product, we will need to establish third-party manufacturing capacity. Any third-party manufacturing partner may be required to fund capital improvements to support the scale-up of manufacturing and related activities. The third-party manufacturer may not be able to establish scaled manufacturing capacity for an approved product in a timely or economic manner, if at all. If a manufacturer is unable to provide commercial quantities of such an approved product, we will have to successfully transfer manufacturing technology to a new manufacturer. Engaging a new manufacturer for such an approved product could require us to conduct comparative studies or utilize other means to determine bioequivalence of the new and prior manufacturers’ products, which could delay or prevent our ability to commercialize such an approved product. If any of these manufacturers is unable or unwilling to increase its manufacturing capacity or if we are unable to establish alternative arrangements on a timely basis or on acceptable terms, the development and commercialization of such an approved product may be delayed or there may be a shortage in supply. Any inability to manufacture our products in sufficient quantities when needed would seriously harm our business.

Manufacturers of our approved products, if any, must comply with current good manufacturing practices (cGMP) requirements enforced by the FDA and Health Canada through facilities inspection programs. These requirements include quality control, quality assurance, and the maintenance of records and documentation. Manufacturers of our approved products, if any, may be unable to comply with these cGMP requirements and with other FDA, Health Canada, state, and foreign regulatory requirements. We have little control over our manufacturers’ compliance with these regulations and standards. A failure to comply with these requirements may result in fines and civil penalties, suspension of production, suspension or delay in product approval, product seizure or recall, or withdrawal of product approval. If the safety of any quantities supplied is compromised due to our manufacturer’s failure to adhere to applicable laws or for other reasons, we may not be able to obtain regulatory approval for or successfully commercialize our products, which would seriously harm our business.

Risks Related to Managing Our Operations

We are dependent on certain members of our management and scientific staff. The loss of services of one or more of these staff members could adversely affect us.

We depend upon our senior executive officers as well as key scientific, management and other personnel. The competition for qualified personnel in the biotechnology field is intense. We rely heavily on our ability to attract and retain qualified managerial, scientific and technical personnel. While we currently have employment contracts with our key personnel and are not aware that any are planning to leave or retire, we may not be able to successfully attract and retain skilled and experienced personnel in the future. In particular, we rely on our President and Chief Executive Officer, Mark J. Murray, Ph.D., and our Executive Vice President and Chief Scientific Officer, Ian MacLachlan, Ph.D. Dr. Murray has over 20 years of experience in both the R&D and business development and management facets of the biotechnology industry and Dr. MacLachlan has been active in molecular therapeutics for more than a decade. If we were to lose either of their services, our ability to develop our technology, add to our pipeline, advance our product candidates and manage our operations and relationships with third parties would be adversely affected.

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

As disclosed in Item 15 of this annual report, our management has evaluated, and provided a report with respect to, the effectiveness of our internal control over financial reporting as of December 31, 2012. However, because we are a “non-accelerated filer” within the meaning of Rule 12b-2 under the Securities Exchange Act of 1934, our independent auditors are not required to assess our internal control over financial reporting or to provide a report thereon. Although our management has determined that our internal control over financial reporting was effective as of the evaluation date, there can be no assurance that our independent auditors would agree with our management’s conclusion. Furthermore, if our market capitalization, excluding affiliated stockholders, at June 30 of any fiscal year is greater than US$75 million, then we will be required to obtain independent auditor certification on the adequacy of our internal control over financial reporting for that fiscal year. If our internal control over financial reporting is determined in the future to not be effective, whether by our management or by our independent auditors, there could be an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements, which could materially adversely affect our stock price and our ability to raise capital necessary to operate our business. In addition, we may be required to incur costs in improving our internal control system and hiring additional personnel.

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

The product candidates we currently have under development will require significant development, pre-clinical and clinical testing and investment of significant funds before their commercialization. Some of our product candidates, if approved, will require the completion of post-market studies. There can be no assurance that such products will be developed. The process of completing clinical testing and obtaining required approvals is likely to take a number of years and require the use of substantial resources. If we fail to obtain regulatory approvals, our operations will be adversely affected. Further, there can be no assurance that product candidates employing a new technology will be shown to be safe and effective in clinical trials or receive applicable regulatory approvals.

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

We plan to develop the TKM-Ebola therapeutic product candidate to treat Ebola virus using the “Animal Rule” regulatory mechanism. Pursuant to the Animal Rule, we must demonstrate efficacy in animal models and safety in humans. There is no guarantee that the FDA will agree to this approach for the development of TKM-Ebola, considering that no validated animal model has been established as predicting human outcomes in the prevention or treatment of the Ebola virus. The FDA may decide that our data are insufficient for approval and require additional pre-clinical, clinical, or other studies, or refuse to approve our products, or place restrictions on our ability to commercialize those products. Animal models represent, at best, a rough approximation of efficacy in humans, and, as such, countermeasures developed using animal models will be untested until their use in humans during an emergency.

Risks Related to Patents, Licenses and Trade Secrets

Other companies or organizations may assert patent rights that prevent us from developing or commercializing our products.

RNA interference is a relatively new scientific field that has generated many different patent applications from organizations and individuals seeking to obtain patents in the field. These applications claim many different methods, compositions and processes relating to the discovery, development and commercialization of RNAi therapeutic products. Because the field is so new, very few of these patent applications have been fully processed by government patent offices around the world, and there is a great deal of uncertainty about which patents will be issued, when, to whom, and with what claims. It is likely that there could be litigation and other proceedings, such as interference and opposition proceedings in various patent offices, relating to patent rights in the RNAi field.

In addition, there are many issued and pending patents that claim aspects of siRNA chemistry technology that we may need to apply to our product candidates. There are also many issued patents that claim genes or portions of genes that may be relevant for siRNA drug products we wish to develop. Thus, it is possible that one or more organizations will hold patent rights to which we will need a license. If those organizations refuse to grant us a license to such patent rights on reasonable terms, we will not be able to market products or perform research and development or other activities covered by these patents.

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

A number of industry competitors and institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to or affect our business. Some of these technologies, applications or patents may conflict with our technologies or patent applications. Such conflict could limit the scope of the patents, if any, that we may be able to obtain or result in the denial of our patent applications. In addition, if patents that cover our activities are issued to other companies, there can be no assurance that we would be able to obtain licenses to these patents at a reasonable cost or be able to develop or obtain alternative technology. If we do not obtain such licenses, we could encounter delays in the introduction of products, or could find that the development, manufacture or sale of products requiring such licenses is prohibited. In addition, we could incur substantial costs in defending patent infringement suits brought against us or in filing suits against others to have such patents declared invalid. As publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain we or any licensor was the first creator of inventions covered by pending patent applications or that we or such licensor was the first to file patent applications for such inventions. Any future proceedings could result in substantial costs, even if the eventual outcomes are favorable. There can be no assurance that our patents, if issued, will be held valid or enforceable by a court or that a competitor’s technology or product would be found to infringe such patents.

Our business depends on our ability to use RNAi technology that we have licensed or will in the future license from third parties, including Alnylam, and, if these licenses were terminated or if we were unable to license additional technology we may need in the future, our business will be adversely affected.

We currently hold licenses for certain technologies that are or may be applicable to our current and subsequent product candidates. These include a license to core siRNA patents held or applied for by Alnylam; a license to MV-RNA technology from Halo-Bio, and a license to UNA technology from Marina. The licenses are subject to termination in the event of a breach by us of the license, if we fail to cure the breach following notice and the passage of a cure period. The UBC license, which is sublicensed to Alnylam, is subject to termination with respect to one or more particular patents if we and Alnylam were to cease patent prosecution or maintenance activities with respect to such patent(s), or in the event of a breach by us of the license, if we fail to cure the breach following notice and the passage of a cure period. There can be no assurance that these licenses will not be terminated. We may need to acquire additional licenses in the future to technologies developed by others, including Alnylam. For example, Alnylam has granted us a worldwide license for the discovery, development and commercialization of RNAi products directed to thirteen gene targets (three exclusive and ten non-exclusive licenses). Licenses for the five non-exclusive targets and one exclusive target have already been granted. We have rights to select the gene targets for up to two more exclusive licenses and five more non-exclusive licenses from Alnylam, which would only be made available to us only if they have not been previously selected by Alnylam or one of its other partners. This will limit the targets available for selection by us, and we may never be able to select gene targets or may be required to make our selection from gene targets that have minimal commercial potential. Furthermore, future license agreements may require us to make substantial milestone payments. We will also be obligated to make royalty payments on the sales, if any, of products resulting from licensed RNAi technology. For some of our licensed RNAi technology, we are responsible for the costs of filing and prosecuting patent applications. The termination of a license or the inability to license future technologies on acceptable terms may adversely affect our ability to develop or sell our products.

We expect to enter into a cross-license agreement with AlCana based on a binding term sheet signed November 12, 2012. The binding term sheet provides us certain access to AlCana’s technology in the RNAi field and AlCana has agreed that it will not compete in the RNAi field for a period of 5 years. Although we intend on moving forward with AlCana, there is a risk that we may not enter into a cross-license agreement with AlCana on a timely basis.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights which could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Shares to decline.

There has been significant litigation in the biotechnology industry over contractual obligations, patents and other proprietary rights, and we may become involved in various types of litigation that arise from time to time. Involvement in litigation could consume a substantial portion of our resources, regardless of the outcome of the litigation. Counterparties in litigation may be better able to sustain the costs of litigation because they have substantially greater resources. If claims against us are successful, in addition to any potential liability for damages, we could be required to obtain a license, grant cross-licenses, and pay substantial milestones or royalties in order to continue to develop, manufacture or market the affected products. Involvement and continuation of involvement in litigation may result in significant and unsustainable expense, and divert management’s attention from ongoing business concerns and interfere with our normal operations. Litigation is also inherently uncertain with respect to the time and expenses associated therewith, and involves risks and uncertainties in the litigation process itself, such as discovery of new evidence or acceptance of unanticipated or novel legal theories, changes in interpretation of the law due to decisions in other cases, the inherent difficulty in predicting the decisions of judges and juries and the possibility of appeals. Ultimately we could be prevented from commercializing a product or be forced to cease some aspect of our business operations as a result of claims of patent infringement or violation of other intellectual property rights and the costs associated with litigation, which could have a material adverse effect on our business, financial condition, and operating results and could cause the market value of our Common Shares to decline.

Confidentiality agreements with employees and others, including collaborators, may not adequately prevent disclosure of trade secrets and other proprietary information.

Much of our know-how and RNAi technology may constitute trade secrets. There can be no assurance, however, that we will be able to meaningfully protect our trade secrets. In order to protect our proprietary RNAi technology and processes, we rely in part on confidentiality agreements with our collaborators, employees, vendors, consultants, outside scientific collaborators and sponsored researchers, and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such party. Costly and time-consuming litigation could continue to be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

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

There are a large number of companies that are developing new agents for use in cancer therapy including RNAi therapeutics, and there are other companies developing small molecule drugs designed to inhibit the PLK1 target, including Boehringer Ingelheim, Onconova Therapeutics and Millennium/Takeda. These agents may be competitive with our product candidate TKM-PLK1. In addition, there are organizations working on treatments for hemorrhagic fever viruses, such as Sarepta Therapeutics, Inc. We will also face competition for other product candidates that we expect to develop in the future.

If we successfully develop product candidates, and obtain approval for them, we will face competition based on many different factors, including:

•	the safety and effectiveness of our products;

•	the ease with which our products can be administered and the extent to which patients and physicians accept new routes of administration;

•	the timing and scope of regulatory approvals for these products;

•	the availability and cost of manufacturing, marketing and sales capabilities;

•	price;

•	reimbursement coverage; and

•	patent position.

Our competitors may develop or commercialize products with significant advantages over any products we develop based on any of the factors listed above or on other factors. Our competitors may therefore be more successful in commercializing their products than we are, which could adversely affect our competitive position and business. Competitive products may make any products we develop obsolete or uncompetitive before we can recover the expenses of developing and commercializing our product candidates. Such competitors could also recruit our employees, which could negatively impact our level of expertise and the ability to execute on our business plan. Furthermore, we also face competition from existing and new treatment methods that reduce or eliminate the need for drugs, such as the use of advanced medical devices. The development of new medical devices or other treatment methods for the diseases we are targeting and may target could make our product candidates noncompetitive, obsolete or uneconomical.

We face competition from other companies that are working to develop novel products using technology similar to ours. If these companies develop products more rapidly than we do or their technologies, including delivery technologies, are more effective than ours, then our ability to successfully commercialize products will be adversely affected.

In addition to the competition we face from competing products in general, we also face competition from other companies working to develop novel products using technology that competes more directly with our own. There are multiple companies working in the field of RNAi, including major pharmaceutical companies such as Novartis International AG, Takeda Pharmaceutical Company Limited, and Merck, and biotechnology companies such as Alnylam, Quark Pharmaceuticals, Inc., Silence Therapeutics plc, Arrowhead Research Corporation and its subsidiary, Calando, Marina, RXi Pharmaceuticals Corporation, Dicerna Pharmaceuticals, Inc., Sylentis S.A., Santaris Pharma A/S, and Benitec Ltd., among others. Any of these companies may develop its RNAi technology more rapidly and more effectively than we do or may develop products against the same target or disease indication that we are pursuing.

We also compete with companies working to develop antisense-based drugs, such as Isis Pharmaceuticals, Inc. and Sarepta. Like RNAi therapeutic products, antisense drugs target messenger RNAs, or mRNAs, in order to suppress the activity of specific genes. Isis is the developer of a currently approved antisense drug and has several antisense product candidates in clinical trials. Isis has also licensed its antisense technology to a number of other companies that are developing antisense-based drugs. The development of antisense drugs is more advanced than that of RNAi therapeutic products, and antisense technology may become the preferred technology for products that target mRNAs to silence specific genes.

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

For the fiscal year ended December 31, 2008 and certain prior years we believe we were classified for United States income tax purposes as a passive foreign investment company (PFIC). We do not believe we are classified as a PFIC for the fiscal years ended December 31, 2009, 2010, 2011 and 2012, although we have not requested or received an opinion from a U.S. tax advisor. We could be classified as a PFIC in certain fiscal years. If you are a U.S. holder of our shares and you purchased your shares in 2008 or certain prior years then any dividends we pay you may be taxed as ordinary income and not at preferential qualifying dividend tax rates, and upon any sale of our common shares, any capital gain may be taxed as ordinary income and not at preferential capital gains rates. The U.S. federal income tax consequences to a U.S. holder on the acquisition, ownership and disposition of common shares will also depend on whether such U.S. holder makes an election to treat us as a qualified electing fund, or QEF, under Section 1295 of the U.S. internal revenue code or a mark-to-market election under Section 1296 of the U.S. internal revenue code.

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

We have not paid any cash dividends to date and we do not intend to declare dividends for the foreseeable future, as we anticipate that we will reinvest future earnings, if any, in the development and growth of our business. Therefore, investors will not receive any funds unless they sell their common shares, and shareholders may be unable to sell their shares on favourable terms or at all. We cannot assure you of a positive return on investment or that you will not lose the entire amount of your investment in our common shares. Prospective investors seeking or needing dividend income or liquidity should not purchase our common shares.

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

Since 2005, we have focused on developing lipid nanoparticle delivery technology for a class of nucleic acid drugs called small interfering RNA, or siRNA, molecules that mediate RNA interference, or RNAi. In 2006, we initiated a research collaboration with Alnylam Pharmaceuticals, Inc. to combine their expertise in RNAi technology with our RNAi delivery technology. In January 2007, we entered into a License and Collaboration Agreement with Alnylam where we obtained, among other things, a worldwide license to certain Alnylam intellectual property for the research, development, manufacturing and commercialization of RNAi products for the treatment of human diseases, and Alnylam obtained exclusive access to Tekmira’s delivery technology for siRNA and microRNA.

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

Since the completion of the business combination, we have focused on advancing our own collective RNAi therapeutic products and providing our lipid nanoparticle delivery technology to pharmaceutical partners and collaborators. See Item 4B. Business Overview.

Reporting Issuer Status under Canadian Securities Laws

We are a reporting issuer in Canada under the securities laws of each of the Provinces of Canada. Our common shares trade on Toronto Stock Exchange under the symbol “TKM” and, since November 15, 2010, on the NASDAQ Capital Market under the symbol “TKMR.”

Capital Expenditures and Divestitures

In 2010, 2011 and 2012 we invested $0.8 million, $0.1 million and $0.01 million in property and equipment. Our 2010 capital investment relates largely to facility improvements and manufacturing equipment. In 2010 we completed upgrades to our in-house clean room facility. The ability to manufacture in-house gives us more flexibility and more control over our manufacturing process and timelines. Any equipment we acquire under our TKM-Ebola contract is owned by the U.S. Government so is not recorded as a Company investment. We did not make any significant capital divestures in the last three fiscal years.

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

Technology, product development and licensing agreements

Our therapeutic product pipeline consists of products being developed internally with our research and development resources. We also support the development of our partners’ products and are developing an Ebola antiviral product, called TKM-Ebola, under a Transformational Medical Technologies (TMT) contract with the U.S. Government. Our focus is on advancing products that utilize our proprietary LNP technology for the delivery of small interfering RNA (siRNA), multivalent RNA (MV-RNA), or Unlocked Nucleobase Analogs (UNA). These products are intended to treat diseases through a process known as RNA interference, which prevents the production of disease associated proteins. We have rights under the RNAi intellectual property of Alnylam Pharmaceuticals, Inc. to develop thirteen RNAi therapeutic products. In addition, we have exclusive access to use MV-RNA technology from Halo-Bio RNAi Therapeutics, Inc. and non-exclusive access to use UNAs from Marina Biotech, Inc. for the development of RNAi therapeutic products.

In the field of RNAi therapeutics, we have licensed our LNP delivery technology to Alnylam and Merck & Co., Inc., and Alnylam has provided certain access to our LNP delivery technology to some of its partners. In addition, we have ongoing research relationships with Bristol-Myers Squibb Company, the United States National Cancer Institute, the U.S. Government, through their TMT program, and other undisclosed pharmaceutical and biotechnology companies. Outside the field of RNAi, we have legacy licensing agreements with Talon Therapeutics, Inc. and Aradigm Corporation.

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

Internal Product Development

TKM-PLK1

Our lead oncology product candidate, TKM-PLK1, has been shown in preclinical animal studies to selectively kill cancer cells, while sparing normal cells in adjacent healthy tissue. TKM-PLK1 targets PLK1 (polo-like kinase 1), a protein involved in tumor cell proliferation and a validated oncology target. Inhibition of PLK1 expression prevents the tumor cell from completing cell division, resulting in cell cycle arrest and death of the cancer cell.

Our preclinical studies have demonstrated that a single, systemic intravenous administration of TKM-PLK1 blocked PLK1 expression in liver tumors causing extensive tumor cell death. After repeat dosing, this result translated into significant inhibition of tumor growth and prolonged survival without evidence of the toxicities often associated with oncology drugs. The TKM-PLK1 anti-tumor efficacy results were confirmed to be the result of silencing PLK1 via RNA interference. Furthermore, certain LNP formulations provided anti-tumor efficacy in preclinical models of tumors outside the liver.

On December 22, 2010, we announced the initiation of patient treatment in a Phase 1 human clinical trial of TKM-PLK1. The Phase 1 clinical trial, conducted at medical centers in the United States, is an open label, multi-dose, dose escalation study designed to evaluate the safety, tolerability and pharmacokinetics of TKM-PLK1 as well as determining the maximum tolerated dose. The trial is enrolling patients with advanced solid tumors. Secondary objectives of the trial are to measure tumor response and the pharmacodynamic effects of TKM-PLK1 in patients providing biopsies.

On August 14, 2012, we released interim results from our TKM-PLK1 Phase 1 clinical trial showing that TKM-PLK1 was generally well tolerated and highlighting evidence of drug activity, including one patient with a partial response and another patient who attained stable disease. Based on these interim data, patient enrollment is continuing at 0.75 mg/kg. Once complete, results from the Phase 1 clinical trial, including additional measures of drug activity, will be presented at forthcoming scientific meetings. Tekmira anticipates initiating a TKM-PLK1 Phase 2 clinical trial in 2013.

TKM-Ebola

For many years, the Zaire species of Ebola virus (ZEBOV) has been associated with periodic outbreaks of hemorrhagic fever in human populations with mortality rates reaching 90%. There are no approved treatments for Ebola or other hemorrhagic fever viruses.

On May 28, 2010 we announced the publication of a series of studies demonstrating the ability of an RNAi therapeutic utilizing our LNP technology to protect non-human primates from Ebola virus, a highly contagious and lethal human infectious disease. We conducted the studies in collaboration with infectious disease researchers from Boston University and the United States Army Medical Research Institute for Infectious Diseases (USAMRIID) and were funded in part by the U.S. Government’s Transformational Medical Technologies (TMT) program. These preclinical studies were published in the medical journal The Lancet and demonstrated that when siRNA targeting the Ebola virus and delivered by Tekmira’s LNP technology were used to treat previously infected non-human primates, the result was 100 percent protection from an otherwise lethal dose of Zaire Ebola virus (Geisbert et al., The Lancet, Vol 375, May 29, 2010).

On July 14, 2010, we signed a contract with the United States Department of Defense (DoD), under their TMT program, to advance an RNAi therapeutic utilizing our LNP technology to treat Ebola virus infection. In the initial phase of the contract, we are eligible to receive up to US$34.7 million. This initial funding is for the development of TKM-Ebola, including completion of preclinical development, filing an IND application with the FDA and the completion of a Phase 1 human safety clinical trial.

The United States DoD has the option of extending the contract beyond the initial funding period to support the advancement of TKM-Ebola through to the completion of clinical development and FDA approval. Based on the budget for the extended contract this would provide the Company with a total of up to US$140.0 million in funding for the entire program. Under the contract we invoice the United States DoD for direct labor, third party costs and an apportionment of overheads plus an incentive fee. The funding is paid through monthly reimbursements, and the United States DoD has the ability to cancel at any time.

On August 6, 2012, we announced that we had received a temporary stop-work order from the United States DoD with respect to our TKM-Ebola program. On October 2, 2012, we disclosed that the temporary stop-work order was lifted by the United States DoD and work is now continuing on the development of the TKM-Ebola product.

In November 2012, we disclosed that we have submitted a modification request to the existing contract to the DoD in order to integrate recent advancements in LNP formulation and manufacturing technology in the TKM-Ebola development program. Tekmira has initiated pre-clinical and chemistry, manufacturing and control studies that support the use of these improvements in the program. This development strategy will be accommodated by modifications to the existing contract, allowing both Tekmira and TMT to benefit from the significant advancements in LNP formulation technology made by Tekmira since the commencement of the TMT-funded program in July 2010. The contract modification request is currently being negotiated while work is continuing on the contract. It is expected that the LNP formulation work will be completed and submitted to the FDA in the second half of 2013 in order to initiate a new Phase 1 clinical trial.

TKM-Ebola is being developed under specific FDA regulatory guidelines called the “Animal Rule.” The Animal Rule provides that under certain circumstances, where it is unethical or not feasible to conduct human efficacy studies, the FDA may grant marketing approval based on adequate and well-controlled animal studies when the results of those studies establish that the drug is reasonably likely to produce clinical benefit in humans. Demonstration of the product’s safety in humans is still required.

Additional Product Candidates

We have a number of other preclinical candidates in our pipeline addressing a wide range of therapeutic needs such as alcohol dependence and additional oncology targets. We will continue to generate data to support the advancement of the most promising of these targets, and we expect to be in a position to nominate our next product candidate for development in 2013.

Partnerships and Collaborations

Alnylam collaborations and licenses

On November 12, 2012, we entered into an agreement to settle all litigation between Tekmira and Alnylam and AlCana Technologies, Inc., and we also entered into a new licensing agreement with Alnylam that replaces all earlier licensing, cross-licensing, collaboration, and manufacturing agreements. Tekmira expects to enter into a separate cross license agreement with AlCana which will include milestone and royalty payments and AlCana has agreed not to compete in the RNAi field for five years. In conjunction with the Settlement, we paid AlCana US$300,000 and accrued a further US$1,500,000, which we expect to pay upon the execution of a cross license agreement with AlCana.

As a result of the new Alnylam license agreement, Tekmira received a total of US$65 million in cash payments in November 2012. This includes US$30 million associated with the termination of the manufacturing agreement and US$35 million associated with the termination of the previous license agreements, as well as a reduction of the milestone and royalty schedules associated with Alnylam’s ALN-VSP, ALN-PCS, and ALN-TTR programs. Of the US$65 million received from Alnylam, US$18.7 million was subsequently paid by us to our lead legal counsel representing us in the lawsuit against Alnylam and AlCana, in satisfaction of the contingent obligation owed to that counsel. We are also eligible to receive an additional US$10 million in near-term milestones, comprised of a US$5 million payment upon ALN-TTR entering a Phase 3 or pivotal clinical trial and a US$5 million payment related to enabling drug production for the initiation of clinical trials for ALN-VSP in China. Both near-term milestones are expected to occur in 2013. In addition, Alnylam has transferred all agreed upon patents and patent applications related to LNP technology for the systemic delivery of RNAi therapeutic products, including the MC3 lipid family, to Tekmira, and we will own and control prosecution of this intellectual property portfolio. Tekmira is the only company able to sublicense LNP intellectual property in future platform-type relationships. Alnylam has a license to use Tekmira’s intellectual property to develop and commercialize products and may only grant access to Tekmira’s LNP technology to its partners if it is part of a product sublicense. Alnylam will pay Tekmira milestones and royalties as Alnylam’s LNP-enabled products are developed and commercialized.

The new licensing agreement with Alnylam also grants us intellectual property rights to develop our own proprietary RNAi therapeutics. Alnylam has granted us a worldwide license for the discovery, development and commercialization of RNAi products directed to thirteen gene targets – three exclusive and ten non-exclusive licenses – provided that they have not been committed by Alnylam to a third party or are not otherwise unavailable as a result of the exercise of a right of first refusal held by a third party or are part of an ongoing or planned development program of Alnylam. Licenses for five of the ten non-exclusive targets – ApoB, PLK1, Ebola, WEE1, and CSN5 – have already been granted, along with an additional license for ALDH2, which has been granted on an exclusive basis. In consideration for this license, we have agreed to pay single-digit royalties to Alnylam on product sales and have milestone obligations of up to US$8.5 million on the non-exclusive licenses (with the exception of TKM-Ebola, which has no milestone obligations). Alnylam no longer has “opt-in” rights to Tekmira’s lead oncology product, TKM-PLK1, so we now hold all development and commercialization rights related TKM-PLK1. We will have no milestone obligations on the three exclusive licenses.

Alnylam currently has three LNP-enabled products in human clinical trials: ALN-TTR, ALN-VSP, and ALN-PCS.

Alnylam’s ALN-TTR01 and ALN-TTR02 are RNAi therapeutics targeting transthyretin (TTR) for the treatment of TTR-mediated amyloidosis (ATTR), a systemic disease caused by mutations in the TTR gene. ALN-TTR01 and ALN-TTR02 utilize our LNP technology. In July 2010, Alnylam announced the initiation of a Phase 1 human clinical trial for ALN-TTR01, which triggered a US$0.5 million milestone payment to us. Alnylam also initiated a Phase 1 trial with ALN-TTR02 aimed at evaluating safety, tolerability, and clinical activity of ALN-TTR02. New data were presented on July 16, 2012 at Boston University School of Medicine. Alnylam reported results that showed that administration of ALN-TTR02 resulted in statistically significant reductions in serum TTR protein levels of up to 94%. Suppression of TTR, the disease-causing protein in ATTR, was found to be rapid, dose dependent, durable, and specific after just a single dose. Alnylam has initiated a Phase 2 study of ALN-TTR02 in patients with ATTR and has guided that its goal is to start a Phase 3 clinical trial by the end of 2013. The initiation of the Phase 2 study of ALN-TTR02 triggered a US$1.0 million milestone payment to Tekmira. Tekmira is entitled to receive a US$5 million milestone payment when ALN-TTR02 enters a Phase 3 or pivotal clinical trial, which is expected to occur in 2013. Tekmira will also receive low single digit royalty payments based on commercial sales of ALN-TTR02.

In April 2009, Alnylam announced that they had initiated a Phase 1 human clinical trial for ALN-VSP. ALN-VSP is being developed as a treatment for advanced solid tumors with liver involvement. ALN-VSP comprises siRNA molecules delivered systemically using our LNP technology. The initiation of the ALN-VSP Phase 1 clinical trial triggered a milestone payment of $0.6 million (US$0.5 million) which we received in May 2009. In June 2011, Alnylam presented Phase 1 human clinical trial data at American Society of Clinical Oncology (ASCO) meeting and disclosed that ALN-VSP was generally well tolerated, demonstrated evidence for anti-tumor activity, and was found to mediate RNAi activity in both hepatic and extra-hepatic tumors. The most recent ALN-VSP data were presented at the American Society of Clinical Oncology (ASCO) meeting in June 2012. Alnylam disclosed that, overall, the results demonstrated disease control lasting more than six months in the majority of patients treated on the extension study, including a complete response (CR) in an endometrial cancer patient who had multiple liver metastases. In this study, chronic dosing of up to 23 months with ALN-VSP was found to be generally safe and well tolerated. In July 2012, Alnylam disclosed that it has formed a strategic alliance with Ascletis Pharmaceuticals (Hangzhou) Co., Ltd., a privately held US-China joint venture pharmaceutical company, to develop and commercialize ALN-VSP in China, including Hong Kong, Macau, and Taiwan. Tekmira is entitled to receive a US$5 million milestone payment for enabling ALN-VSP to enter clinical trials in China, which is expected to occur in 2013. Tekmira will also receive low single digit royalty payments based on commercial sales of ALN-VSP.

Alnylam is also developing ALN-PCS, an RNAi therapeutic, which is enabled by our LNP delivery technology, to treat hypercholesterolemia, or high levels of cholesterol in the blood. On September 26, 2011, Alnylam announced the initiation of a Phase 1 human clinical trial for ALN-PCS which triggered a US$0.5 million milestone payment to us. On April 20, 2012, Alnylam presented ALN-PCS data at the American Heart Association’s Arteriosclerosis, Thrombosis, and Vascular Biology (ATVB) 2012 Scientific Sessions held in Chicago, IL. Alnylam reported results that showed that administration of a single dose of ALN-PCS, in the absence of concomitant lipid-lowering agents such as statins, resulted in statistically significant and durable reductions of PCSK9 plasma levels of up to 84% and lowering of low-density lipoprotein cholesterol (LDL-C), or “bad cholesterol,” of up to 50%. ALN-PCS was shown to be safe and well tolerated in this study. In February 2013, Alnylam disclosed an exclusive global alliance with The Medicines Company to advance the ALN-PCS program. Tekmira will receive low single digit royalty payments based on commercial sales of ALN-PCS.

License and collaboration agreement with Halo-Bio RNAi Therapeutics, Inc. (Halo-Bio)

On August 24, 2011, we entered into a license and collaboration agreement with Halo-Bio. Under the agreement, Halo-Bio granted to us an exclusive license to its multivalent ribonucleic acid MV-RNA technology. The Agreement allows us to work together with Halo-Bio to design and develop MV-RNA molecules directed at gene targets of interest to us and to combine MV-RNA molecules with our LNP technology to develop therapeutic products. MV-RNA technology comprises single macromolecules capable of mediating RNAi at multiple unique target sites. MV-RNA can target three sites on a single gene or up to three separate genes simultaneously. We have already successfully demonstrated multi-gene knockdown using MV-RNA enabled by our proprietary LNP formulations.

The agreement was amended on August 8, 2012 to adjust the future license fees and other contingent payments. We have recorded $0.5 million in fees under our license from Halo-Bio to the end of 2012. Under the amended agreement, the maximum future license fees and other contingent payments are US$1.3 million and we will pay up to US$12.7 million in milestones on each product developed plus royalties.

License agreement with Marina Biotech, Inc.

On November 29, 2012, we disclosed that we had obtained a worldwide, non-exclusive license to a novel RNAi payload technology called Unlocked Nucleobase Analog (UNA) from Marina for the development of RNAi therapeutics. UNA technology can be used in the development of RNAi therapeutics, which treat disease by silencing specific disease causing genes. UNAs can be incorporated into RNAi drugs and have the potential to improve them by increasing their stability and reducing off-target effects. Marina will receive an upfront payment plus milestone and royalty payments on products developed by Tekmira that use UNA technology. In December 2012, we paid Marina an up-front license fee of $0.3 million. We expect to pay Marina a further license fee of US$0.2 million in Q2 2013 and there are milestones of up to US$3.2 million plus royalties for each product that we develop using UNA technology licensed from Marina.

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

USAMRIID research agreement

In 2005 we signed a five-year research agreement with the United States Army Medical Research Institute for Infectious Diseases (USAMRIID) to collaborate on the development of siRNA-based therapy against filovirus infections, including Ebola, using LNPs. In 2010 we received the final payment under this grant. Further development of our TKM-Ebola product is being funded by the U.S. Department of Defense under the Transformational Medical Technologies (TMT) program as discussed in “TKM-Ebola” section above.

U.S. National Institutes of Health (NIH) grant

On October 13, 2010 we announced that together with collaborators at The University of Texas Medical Branch (UTMB), we were awarded a new NIH grant to support research to develop RNAi therapeutics to treat Ebola and Marburg hemorrhagic fever viral infections using our LNP delivery technology. The grant, worth US$2.4 million, is supporting work at Tekmira and the UTMB.

Legacy Agreements

Talon Therapeutics, Inc. (Talon, formerly Hana Biosciences, Inc.) license agreement

Talon is developing targeted chemotherapy products under a legacy license agreement entered into in May 2006. Marqibo (Optisomal Vincristine), Alocrest (Optisomal Vinorelbine) and Brakiva (Optisomal Topotecan), products originally developed by us, have been exclusively licensed to Talon. Talon has agreed to pay us milestones and single-digit royalties and is responsible for all future development and future expenses. In May 2009, the license agreement with Talon was amended to decrease the size of near-term milestone payments and increase the size of long-term milestone payments. On September 20, 2010, the license agreement with Talon was amended a second time such that Talon paid $5.9 million (US$5.75 million) in consideration for reducing certain future payments associated with the product candidates. The payment of $5.9 million (US$5.75 million) from Talon has been paid to our contingent creditors in full settlement of a contingent obligation. We are now eligible to receive milestone payments from Talon of up to US$18.0 million upon achievement of further development and regulatory milestones and, we will also receive single-digit royalties based on product sales. If Talon sublicenses any of the product candidates, Tekmira is eligible to receive a percentage of any upfront fees or milestone payments received by Talon. Depending on the royalty rates Talon receives from its sublicensees, our royalty rate may be lower on product sales by the sublicensees. The royalty rate will be reduced to low single digits if there is generic competition.

Marqibo is a proprietary sphingosomal formulation of the widely used, off-patent cancer chemotherapeutic vincristine. The FDA has granted Talon orphan drug and fast track designations for the use of Marqibo in adult acute lymphoblastic leukemia (ALL). In August 2007, Talon initiated a Phase 2 Marqibo registration-enabling clinical trial in relapsed ALL. On July 18, 2011, Talon announced that its New Drug Application (NDA) for Marqibo had been submitted to the FDA seeking approval for the treatment of adult Philadelphia chromosome-negative ALL in second or greater relapse or that has progressed following two or more lines of anti-leukemia therapy. On August 9, 2012, Talon announced that Marqibo® (vinCRIStine sulfate LIPOSOME injection) had received accelerated approval from the U.S. Food and Drug Administration (FDA) for the treatment of adult patients with Philadelphia chromosome negative (Ph-) acute lymphoblastic leukemia (ALL) in second or greater relapse or whose disease has progressed following two or more anti-leukemia therapies. Talon is responsible for all future development of Marqibo. In 2012, we received a US$1.0 million milestone payment based on the FDA approval of Marqibo and will receive mid-single digit royalty payments based on Marqibo’s commercial sales.

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

In mid-2009, we and our subsidiary Protiva entered into a supplemental agreement with UBC, Alnylam and AlCana Technologies, Inc., in relation to a separate research collaboration to be conducted among UBC, Alnylam and AlCana. We are licensed under the supplemental agreement to inventions discovered from this collaboration.

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

Tekmira has a portfolio of approximately 95 patent families, in the U.S. and abroad, that are directed to various aspects of LNPs and LNP formulations. The portfolio includes approximately 72 issued U.S. patents, approximately 71 issued non-U.S. patents, and approximately 229 pending patent applications, including the following patents and applications in the United States and Europe(1):

Invention Category	Title	Priority Filing Date*	Status**	Expiration Date***

LNP	Lipid Encapsulated Interfering RNA	07/16/2003	U.S. Pat. No.7,982,027; application pending in Europe	07/16/2024

LNP	Lipid Encapsulated Interfering RNA	06/07/2004	U.S. Pat. No. 7,799,565; European Pat. No.1766035	06/07/2025

LNP	Novel Lipid Formulations for Nucleic Acid Delivery	04/15/2008	U.S. Pat. No. 8,058,069; application pending in Europe	04/15/2029

LNP	Novel Lipid Formulations for Delivery of Therapeutic Agents to Solid Tumors	07/01/2009	U.S. Pat. No.8,283,333 Applications pending in U.S. and Europe	06/30/2030

LNP Manufacturing	Liposomal Apparatus and Manufacturing Methods	06/28/2002	U.S. Pat. No. 7,901,708; European Pat. No. 1519714	06/28/2023

LNP Manufacturing	Systems and Methods for Manufacturing Liposomes	07/27/2005	Application pending in U.S. and Europe	07/27/2026

Novel Lipids	Cationic Lipids and Methods of Use	06/07/2004	U.S. Pat. No. 7,745,651; European Pat. No. 1781593	06/07/2025

Novel Lipids	Polyethyleneglycol-Modified Lipid Compounds and Uses Thereof	09/15/2003	U.S. Pat. No. 7,803,397; European Pat. No. 1664316	09/15/2024

Novel Lipids	Improved Cationic Lipids and Methods for the Delivery of Therapeutic Agents	07/01/2009	Application pending in the U.S.	06/30/2030

Chemical Modifications	Modified siRNA Molecules and Uses Thereof	11/02/2005	U.S. Pat. Nos. 8,101,741 and 8,188,263 ; applications pending in Europe and U.S.	11/02/2026

Chemical Modifications	Modified siRNA Molecules and Uses Thereof	06/09/2006	U.S. Pat. No. 7,915,399	06/08/2027

Therapeutic Target	siRNA Silencing of Apolipoprotein B	11/17/2004	Applications pending in U.S. and Europe	11/17/2025

Therapeutic Target	Compositions and Methods for Silencing Apolipoprotein B	07/01/2009	U.S. Pat. No. 8,236,943 Application pending in Europe	06/30/2030

Therapeutic Target	siRNA Silencing of Filovirus Gene Expression	10/20/2005	U.S. Pat. No. 7,838,658	10/20/2026

Therapeutic Target	Compositions and Methods for Silencing Ebola Virus Gene Expression	07/20/2009	Application pending in U.S.	07/20/2030

Therapeutic Target	Silencing of Polo-Like Kinase Expression using Interfering RNA	12/27/2007	Applications pending in U.S. and Europe	12/27/2028

(1)	Patent information current as of December 31, 2012.
*	Priority filing dates are based on the filing dates of provisional patent applications. Provisional applications expire unless they are converted to non-provisional applications within one year.
**	An “allowed” patent application is an active case that has been found by the patent office to contain patentable subject matter, subject to the payment of issue/grant fees by the applicant.

***	Once issued, the term of a US patent first filed after mid-1995 generally extends until the 20th anniversary of the filing date of the first non-provisional application to which such patent claims priority. It is important to note, however, that the United States Patent & Trademark Office, or USPTO, sometimes requires the filing of a Terminal Disclaimer during prosecution, which may shorten the term of the patent. On the other hand, certain patent term adjustments may be available based on USPTO delays during prosecution. Similarly, in the pharmaceutical area, certain patent term extensions may be available based on the history of the drug in clinical trials. We cannot predict whether or not any such adjustments or extensions will be available or the length of any such adjustments or extensions.

4C.	Organizational structure

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

The following should be read in conjunction with our financial statements, forming a part of this Annual Report and Item 4 “Information on the Company” of this Annual Report. The financial statements for 2012 and 2011 have been prepared in accordance with in accordance with generally accepted accounting principles in the United States of America except as otherwise stated. The information presented below is in Canadian dollars unless otherwise stated.

Overview

Tekmira is a biopharmaceutical company focused on advancing novel RNA interference therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners.

Reorganization and Acquisition

Tekmira Pharmaceuticals Corporation was incorporated on October 6, 2005 as an inactive wholly owned subsidiary of Inex Pharmaceuticals Corporation. Pursuant to a reorganization effective April 30, 2007, the business and substantially all of the assets and liabilities of Inex were transferred to the Company. The consolidated financial statements for all periods presented herein include the consolidated operations of Inex until April 30, 2007 and the operations of the Company thereafter.

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

Foreign exchange gains were $0.02 million in 2012 as compared to losses of $0.01 million in both 2011 and 2010. Our foreign exchange gains and losses relate almost entirely to changes in the US dollar to Canadian dollar exchange rate. We have some US dollar denominated cash and receivables which provide a natural exchange rate hedge against our US dollar denominated payables and we keep our US dollar cash balances to a working capital level to minimize exchange rate risk.

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

Critical accounting policies and estimates

The significant accounting policies that we believe to be most critical in fully understanding and evaluating our financial results are revenue recognition, stock-based compensation and share purchase warrant valuation. These accounting policies require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable, based upon information available to us at the time that these estimates and assumptions are made. Actual results may differ from our estimates. Our critical accounting estimates affect our net income or loss calculation.

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

Our revenue for 2012 was $14.1 million (2011 - $16.6 million) and deferred revenue at December 31, 2012 was $3.8 million (December 31, 2011 - $4.5 million).

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

We recorded stock compensation expense in 2012 of $1.0 million (2011 - $0.6 million).

Share purchase warrant valuation / The valuation of share purchase warrants is a critical accounting estimate due to the value of liabilities recorded and the many assumptions that are required to be made to calculate the liability.

We classify warrants in our consolidated balance sheet as liabilities and revalue them at each balance sheet date. Any change in valuation is recorded in our statement of operations. We use the Black-Scholes pricing model to value the warrants. Determining the appropriate fair-value model and calculating the fair value of registered warrants requires considerable judgment. A small change in the estimates used may cause a relatively large change in the estimated valuation. For the purpose of valuing warrants, the estimated volatility of our common stock at the date of issuance, and at each subsequent reporting period, is based upon observations of warrants in the market with similar characteristics and expected remaining lives. The risk-free interest rate is based on the zero-coupon rate for bonds with a maturity similar to the expected remaining life of the warrants at the valuation date. The expected life of the warrants is assumed to be equivalent to their remaining contractual term.

We recorded a loss for the change in fair value of warrant liability in 2012 of $3.8 million (2011 – income of $0.6 million).

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

In February 2013, the FASB issued amendments to the accounting guidance for presentation of comprehensive income to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments do not change the current requirements for reporting net income or other comprehensive income, but do require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where the net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about these amounts. For public companies, these amendments are effective prospectively for reporting periods beginning after December 15, 2012. We do not believe the adoption of this guidance will have a material impact on our consolidated financial statements.

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

5A.	Operating Results

Year ended December 31, 2012 compared to the year ended December 31, 2011

For the fiscal year ended December 31, 2012, our net income was $29.8 million ($2.17 basic income per common share, $2.08 diluted income per common share) as compared to a net loss of $9.9 million ($0.88 basic and fully diluted loss per common share) for 2011.

Revenue / Revenue is detailed in the following table:

(in millions Cdn$)	2012	2011

Collaborations and contracts
U.S. Government	$11.5	$11.4
Alnylam	—	4.1
BMS	0.4	0.4
Other RNAi collaborators	0.1	0.1

Total collaborations and contracts	12.1	16.1
Alnylam milestone payments	1.0	0.5
Talon milestone payment	1.0	—

Total revenue	$14.1	$16.6

U.S. Government revenue / On July 14, 2010, we signed a contract with the United States Government to advance an RNAi therapeutic utilizing our LNP technology to treat Ebola virus infection - see Item 4B. “Business Overview.” The initial phase of the contract, which is funded under a Transformational Medical Technologies program, is budgeted at US$34.7 million. This initial funding is for the development of TKM-Ebola including completion of preclinical development, filing an IND application with the FDA and completing a Phase 1 human safety clinical trial.

Under the contract, we are being reimbursed for costs incurred, including an allocation of overheads, and we are being paid an incentive fee.

On August 6, 2012, we announced that we had received a temporary stop-work order from the U.S. Government in respect of our TKM-Ebola contract. On October 2, 2012, we announced that the stop-work order had been lifted and we have now resumed work.

In November 2012, we submitted a modification request to the existing contract to the U.S. Government in order to integrate recent advancements in LNP formulation and manufacturing technology in the TKM-Ebola development program.

Alnylam revenue / Under the previous Alnylam Manufacturing Agreement, we were the exclusive manufacturer of any products required by Alnylam that utilize our technology through to the end of Phase 2 clinical trials. Under the Agreement there was a contractual minimum payment for the provision of staff in each of the three years from 2009 to 2011 and Alnylam was reimbursing us for any external costs incurred. As discussed earlier, the Alnylam Manufacturing Agreement was replaced by a new licensing agreement as part of the settlement of the litigation between Tekmira and Alnylam, and we are no longer manufacturing for Alnylam.

In Q2 2012 we earned a US$1.0 million milestone from Alnylam following their initiation of a Phase 2 human clinical trial for their product candidate ALN-TTR02. ALN-TTR02 utilizes our LNP technology. In Q3 2011 we recorded a US$0.5 million milestone payment from Alnylam following their initiation of a Phase 1 human clinical trial for a product enabled by our LNP delivery technology.

BMS revenue / In May 2010 we signed a formulation agreement with BMS under which BMS paid us $3.2 million (US$3.0 million) to make a certain number of LNP formulations over the following four year period. The agreement was subsequently expanded to include a previous commitment worth $0.1 million and for the manufacture of formulations for extra-hepatic studies being conducted by BMS.

Other RNAi collaborators revenue / We have active research agreements with a number of other RNAi collaborators.

Talon revenue / In Q3 2012, we earned a $1.0 million (US$1.0 million) milestone payment from Talon based on the FDA approval of Marqibo and will receive royalty payments based on Marqibo’s commercial sales.

Revenue guidance for 2013 / Total revenues for 2013 are expected to increase over 2012 and to be in the range of $20.0 to $25.0 million. This is based primarily on continued contract revenue from the U.S. Government and US$10.0 million in milestone payments expected from Alnylam.

Expenses / Research, development, collaborations and contracts / Research, development, collaborations and contracts expenses were $18.0 million in 2012 as compared to $19.9 million in 2011.

For reasons discussed in the revenue section above, third-party expenses on our TKM-Ebola program and our Alnylam collaboration were lower in 2012 as compared to 2011.

Spending on our internal earlier-stage research programs was reduced as we focused on TKM-Ebola, TKM-PLK1 and the litigation against Alnylam and AlCana.

We incurred $2.5 million in technology in-licensing expenses in 2012 as compared to $0.1 million in 2011. In addition to $0.9 million paid out for licensing in 2012 we have accrued $1.6 million for fees that we were committed to paying as at the end of 2012.

Compensation expenses are at a similar level in 2012 as compared to 2011. There was a reduction in workforce of 15 employees in June 2011 and a further reduction in workforce in January 2012 of 16 employees. However, the reduced number of employees was offset by bonus payouts in Q4 2012. There were no bonuses paid in 2011.

A significant portion of our research, development, collaborations and contracts expenses are not tracked by project as they benefit multiple projects or our technology platform and because our most-advanced programs are not yet in late-stage clinical development. However, our collaboration agreements contain cost-sharing arrangements pursuant to which certain costs incurred under the project are reimbursed. Costs reimbursed under collaborations typically include certain direct external costs and hourly or full-time equivalent labor rates for the actual time worked on the project. In addition, we have been reimbursed under government contracts for certain allowable costs including direct internal and external costs. As a result, although a significant portion of our research, development, collaborations and contracts expenses are not tracked on a project-by-project basis, we do track direct external costs attributable to, and the actual time our employees worked on, our collaborations and government contracts.

Research, development, collaborations and contracts expenses guidance for 2013 / Total research, development, collaborations and contracts expenses are expected to increase to $24.0 to $29.0 million in 2013. TKM-PLK1 is expected to enter Phase 2 human clinical trials later in 2013. We will continue to incur costs developing TKM-Ebola (although these costs will be funded by revenue earned from the U.S. Government) and we are working toward nominating our next product candidate in 2013. Also, we expect our workforce to grow in support of our expanded product pipeline.

General and administrative / General and administrative expenses were $8.1 million in 2012 as compared to $6.3 million in 2011. The increase in 2012 relates to legal fees incurred in respect of our lawsuit with Alnylam and AlCana (excluding Licensing settlement legal fees that have been recorded as other losses) and bonus payouts in Q4 2012; there were no bonuses paid in 2011.

General and administrative expenses guidance for 2013 / Total general and administrative expenses are expected to decrease to $3.0 to $5.0 million in 2013.

Depreciation of property and equipment / Depreciation of property and equipment was $0.9 million in 2012 as compared to $1.0 million in 2011.

Other income (losses) / Licensing settlement payment / In November 2012 we received $65.0 million (US$65.0 million) in cash from Alnylam as a result of signing a new license agreement - see Item 4B. “Business Overview”.

Other income (losses) / Licensing settlement legal fees / In connection with the licensing settlement payment of $65.0 million, in December 2012, we paid our lead legal counsel $18.7 million in contingent legal fees - see Item 4B. “Business Overview”.

Change in fair value of warrant liability / In conjunction with equity and debt financing transactions in 2011 and an equity private placement that closed on February 29, 2012, we have issued warrants to purchase our common share. We are accounting for the warrants under the authoritative guidance on accounting for derivative financial instruments indexed to, and potentially settled in, a company’s own stock, on the understanding that in compliance with applicable securities laws, the registered warrants require the issuance of registered securities upon exercise and do not sufficiently preclude an implied right to net cash settlement. At each balance sheet date the warrants are revalued using the Black-Scholes model and the change in value is recorded in the consolidated statement of operations and comprehensive income (loss).

The aggregate increase in value of our common share purchase warrants outstanding at December 31, 2012 was $3.8 million as compared to a decrease in the value of common share purchase warrants outstanding at the end of 2011 of $0.6 million. The increase in value in 2012 is a result of an increase in the Company’s share price from the previous balance sheet date of December 31, 2011.

We expect to see future changes in the fair value of our warrant liability and these changes will largely depend on the change in the Company’s share price, any change in our assumed rate of share price volatility, our assumptions for the expected lives of the warrants and warrant issuances or exercises.

Year ended December 31, 2011 compared to the year ended December 31, 2010

For the fiscal year ended December 31, 2011, our net loss was $9.9 million ($0.88 per common share) as compared to a net loss of $12.4 million ($1.20 per common share) for 2010.

Revenue / Revenue is detailed in the following table:

(in millions Cdn$)	2011	2010

Collaborations and contracts
U.S. Government	$11.4	$3.6
Alnylam	4.1	$6.3
Roche	—	4.5
BMS	0.4	0.2
Other RNAi collaborators	0.1	0.4

Total collaborations and contracts	16.1	14.9
Alnylam milestone payments	0.5	0.5
Talon license amendment payment	—	5.9

Total revenue	$16.6	$21.4

U.S. Government revenue / On July 14, 2010, we signed a contract with the United States Government to advance an RNAi therapeutic utilizing our LNP technology to treat Ebola virus infection - see Item 4B. “Business Overview”. The initial phase of the contract, which is funded under a Transformational Medical Technologies program, is budgeted at US$34.7 million. This initial funding is for the development of TKM-Ebola including completion of preclinical development, filing an IND application with the FDA and completing a Phase 1 human safety clinical trial.

Under the contract we are being reimbursed for costs incurred, including an allocation of overheads, and we are being paid an incentive fee.

Alnylam revenue / Under the previous Alnylam Manufacturing Agreement, we were the exclusive manufacturer of any products required by Alnylam that utilize our technology through to the end of Phase 2 clinical trials. Under the Agreement there was a contractual minimum payment for the provision of staff in each of the three years from 2009 to 2011 and Alnylam was reimbursing us for any external costs incurred. As discussed earlier, the Alnylam Manufacturing Agreement was replaced by a new licensing agreement as part of the settlement of the litigation between Tekmira and Alnylam, and we are no longer manufacturing for Alnylam.

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

BMS revenue / In May 2010 we signed a formulation agreement with BMS under which BMS paid us $3.2 million (US$3.0 million) to make a certain number of LNP formulations over the following four year period. The agreement was subsequently expanded to include a previous commitment worth $0.1 million and for the manufacture of formulations for extra-hepatic studies being conducted by BMS.

Other RNAi collaborators revenue / We have active research agreements with a number of other RNAi collaborators.

License amendment payment / On September 20, 2010, the license agreement with Talon was amended such that Talon paid $5.9 million (US$5.75 million) in consideration for reducing certain future payments associated with the product candidates. The payment of $5.9 million from Talon has been paid on to contingent creditors in full settlement of a contingent obligation and we included this in our 2010 other income (losses) as loss on purchase and settlement of exchangeable and development notes. Following the license agreement amendment we are eligible to receive milestone payments from Talon of up to US$19.0 million upon achievement of further development and regulatory milestones, of which US$1.0 million was received in 2012, and we are also eligible to receive single-digit royalties on product sales. If Talon sublicenses any of the product candidates, Tekmira is eligible to receive a percentage of any upfront fees or milestone payments received by Talon. We will retain any future milestones or royalties received from Talon as we no longer have an obligation to pay these on to any third parties.

Expenses / Research, development, collaborations and contracts / Research, development, collaborations and contracts expenses were $19.9 million in 2011 as compared to $22.1 million in 2010.

In Q3 2010 we signed a contract with the U.S. Government to develop TKM-Ebola and have since been incurring significant program costs such as materials and preclinical studies that have been included in research, development, collaborations and contracts expenses. These costs are being reimbursed by the U.S. Government who is also paying for TKM-Ebola related labour costs and overheads and an incentive fee.

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

General and administrative / General and administrative expenses were $6.3 million in 2011 as compared to $4.8 million in 2010. The increase in 2011 largely relates to legal fees incurred in respect of our lawsuit with Alnylam and AlCana - see Item 4B. “Business Overview”.

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

At December 31, 2012, we had cash and cash equivalents of approximately $46.8 million as compared to $9.2 million at December 31, 2011.

Operating activities provided $33.1 million in cash in 2012 as compared to $7.7 million of cash used in 2011. The positive operating cash flow was largely the result of the settlement reached with Alnylam which was recorded as “other income”.

Investing activities used $0.01 million in 2012 as compared to $0.1 million in 2011. Equipment we acquire under our TKM-Ebola contract is owned by the U.S. Government and is not recorded as a Company investment. We plan to invest approximately $1.0 million in property and equipment in 2013 to, amongst other things, upgrade our information technology systems and to support the scale-up of our manufacturing capabilities for TKM-PLK1.

In June 2011 we raised net proceeds of $4.5 million from the issuance of common shares and warrants. As planned, we used these proceeds for working capital and general corporate purposes, including, progressing our research and development programs, including our various collaborative arrangements, as well as advancing and protecting our LNP technology, including the lawsuit against Alnylam and AlCana.

On February 29, 2012, we completed a private placement of 1,848,601 units for gross proceeds of $4.1 million. Each unit, priced at $2.20, consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $2.60 for a period of five years from closing. The common shares issued pursuant to the private placement were subject to a four-month hold period that expired on June 30, 2012. After financing costs and commissions, the offering generated net cash of $3.8 million. As planned, we used these proceeds for working capital and general corporate purposes, including, progressing our research and development programs, including our various collaborative arrangements, as well as advancing and protecting our LNP technology, including the lawsuit against Alnylam and AlCana.

In December 2011, we secured a US$3.0 million term loan facility from Silicon Valley Bank (SVB). In September 2012 SVB agreed to extend the latest draw down date to December 31, 2012. If the loan was used it would have matured on September 1, 2015 and would have carried a fixed interest rate of 8% annually. We did not draw down on the loan facility which, has now expired.

In January 2013 we filed a shelf prospectus in Canada and the United States. The shelf prospectus allows us to raise up to US$50.0 million through the sale of common shares and warrants during a 25 month period. Unless otherwise specified in a subsequent supplement to our shelf prospectus, the net proceeds that we receive from the issue of our securities will be used for working capital and general corporate purposes, including, but not limited to, progressing our research and development programs, supporting our clinical programs and manufacturing activities, and advancing and protecting our LNP technology.

We believe our current funds on hand, plus expected income, including payments from our current licensees, collaborative partners and the U.S. Government will be sufficient to continue our product development into 2015 – see Item 3D. “Risk Factors.” Based on assumptions discussed in the revenue and expense guidance above, we expect to have an aggregate balance of cash and cash equivalents and short-term investments of greater than $35.0 million at the end of 2013.

Financial Instruments

We are exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our assets and liabilities. We invest our cash reserves in a high interest savings account and in bankers’ acceptances with varying terms to maturity (not exceeding two years) issued by major Canadian banks, selected with regard to the expected timing of expenditures for continuing operations and prevailing interest rates. Investments with a maturity greater than three months are classified in our Balance Sheet as held-for-trading short-term investments and are recorded at cost plus accrued interest. The fair value of our cash investments as at December 31, 2012 is at least equal to the face value of those investments and the value reported in our Balance Sheet. Due to the relatively short-term nature of the investments that we hold, we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio. We purchase goods and services in both Canadian and U.S. dollars and earn a significant portion of our revenues in U.S. dollars. We manage our U.S. dollar currency risk by using cash received from U.S. dollar revenues to pay U.S. dollar expenses and by limiting holdings of U.S. dollar cash and cash equivalent balances to working capital levels. We used a forward exchange contract to convert US$45,000,000 into Canadian dollars in November 2012. We have not entered into any other agreements or purchased any instruments to hedge possible currency risks at this time.

Material Commitments for Capital Expenditures

As at the date of this Annual Report we do not have any material commitments for capital expenditure. We do, however, plan to invest approximately $0.9 million in property and equipment in 2013 to, amongst other things, upgrade our information technology systems and to support the scale-up of our manufacturing capabilities for TKM-PLK1.

5C.	Research and Development, Patents and Licenses

Cost associated with our research, development, patents and licenses are discussed in Item 5.A. “Operating Results” and Item 4B. “Business Overview.”

5D.	Trend Information

The following table presents our unaudited quarterly results of operations for each of our last eight quarters. These data have been derived from our unaudited condensed consolidated financial statements, which were prepared on the same basis as our annual audited financial statements and, in our opinion, include all adjustments necessary, consisting solely of normal recurring adjustments, for the fair presentation of such information.

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	2011	2011	2011	2011	2012	2012	2012	2012

Revenue
Collaborations and contracts:
U.S. Government	$3.4	$3.3	$2.0	$2.8	$3.5	$2.5	$1.9	$3.6
Alnylam	0.9	1.0	1.5	0.7	—	—	—	—
Other	—	0.1	0.2	0.2	0.1	0.1	0.1	0.3

	4.3	4.4	3.7	3.7	3.6	2.6	2.0	3.9
Alnylam milestone payments	—	—	0.5	—	—	1.0	—	—
Talon milestone payment	—	—	—	—	—	—	1.0	—

Total revenue	4.3	4.4	4.2	3.7	3.6	3.6	3.0	3.9

Expenses	(7.4)	(8.0)	(5.8)	(5.9)	(6.2)	(6.2)	(4.8)	(9.8)
Other income (losses)	—	0.1	0.2	0.3	(0.5)	0.7	(1.6)	44.2

Net (loss) income	(3.1)	(3.5)	(1.5)	(1.8)	(3.2)	(1.9)	(3.4)	38.3

Basic net (loss) income per share	$(0.30)	$(0.33)	$(0.12)	$(0.15)	$(0.25)	$(0.14)	$(0.25)	$2.72

Diluted net (loss) income per share	$(0.30)	$(0.33)	$(0.12)	$(0.15)	$(0.25)	$(0.14)	$(0.25)	$2.51

Quarterly Trends / Our revenue is derived from research and development collaborations and contracts, licensing fees and milestone payments. Over the past two years, our principal sources of ongoing revenue have been our Alnylam partnership entered into in March 2006 and our contract with the U.S. Government to advance TKM-Ebola which began in July 2010.

In January 2009 we signed a Manufacturing Agreement with Alnylam, which has subsequently been replaced by a new licensing agreement signed in November 2012, and under the new license agreement we are no longer manufacturing for Alnylam. Revenue from the previous Alnylam Manufacturing Agreement was higher than usual in Q3 2011 when deferred revenue related to minimum FTE payments was recognized based on our estimate of percentage of completion of the annual commitment.

In Q3 2010 we signed a contract with the U.S. Government to develop TKM-Ebola and have since incurred significant program costs related to equipment, materials and preclinical and clinical studies. These costs are included in our research, development, collaborations and contracts expenses. These third-party costs are being reimbursed by the U.S. Government so they are also recorded as revenue. U.S. Government revenue from the TKM-Ebola program also includes labour, overheads and incentive fee charges. Third-party costs were lower in Q3 2011 as we focused on preparing to file the IND for TKM-Ebola. Costs were higher in Q1 2012 as our Phase 1 clinical trial for TKM-Ebola was initiated during the quarter. Also in Q1 2012, we began to acquire materials for continued work on scaling up our TKM-Ebola drug product manufacturing process. Revenues were lower in Q3 2012 due to a temporary stop-work order issued by the U.S. Government in August 2012. The stop-work order was subsequently lifted on October 2, 2012 and the contract has resumed.

In Q3 2011 we earned a $0.5 million milestone from Alnylam following their initiation of a Phase 1 human clinical trial enabled by our LNP delivery technology. In Q2 2012 we earned a $1.0 million milestone from Alnylam following their initiation of a Phase 2 human clinical trial enabled by our LNP delivery technology.

In Q3 2012 we earned a $1.0 million milestone from Talon when they received accelerated approval for Marqibo® from the U.S. Food and Drug Administration (FDA). We are eligible to receive royalty payments based on Marqibo’s commercial sales.

We expect revenue to continue to fluctuate particularly due to the development stage of the TKM-Ebola contract and the irregular nature of licensing payments and milestone receipts.

Our Q3 2011 lower expenses and net loss are a result of an unusually high proportion of revenue being generated from the reimbursement of staff time and overheads through the TKM-Ebola contract. Staff time and overhead revenue has a greater impact on reducing our losses than third party research and development cost reimbursement. The increase in loss in Q1 2012, as compared to Q4 2011, is largely due to the reduction in Alnylam revenue in Q1 2012 and an increase in the fair value of our outstanding warrants in Q1 2012 as a result of our increasing share price. The increase in loss in Q3 2012 is largely due to the $1.7 million increase in the fair value of our warrant liability which is caused by an increase in our share price over the previous quarter end.

Fourth quarter of 2012 / Our Q4 2012 net income was $38.3 million ($2.72 basic income per common share, $2.51 diluted income per common share) as compared to a net loss of $1.8 million ($0.15 basic loss per common share, $0.15 diluted income per common share) for Q4 2011.

Revenue increased to $3.9 million in Q4 2012 as compared to $3.7 million in Q4 2011. The loss of Alnylam revenue was replaced with U.S. Government revenue. Also, U.S. Government revenue was unusually high in Q4 2012 due to an increase in our overhead rates. As described in the critical accounting policies section of this discussion, we estimate the labor and overhead rates to be charged under our TKM-Ebola contract and update these rate estimates throughout the year. In Q4 2012, we incurred unforecasted expenses, including staff bonuses. These unforecasted expenses led to an increase in our TKM-Ebola contract overhead rates and, therefore, an increase in our revenue under the contract.

Research, development, collaborations and contracts expenses increased to $7.2 million in Q4 2012 as compared to $3.7 million in Q4 2011. In Q4 2012 we paid out staff bonuses; there were no bonuses paid in 2011. In Q4 2012 we recorded $2.5 million in license fee charges related to AlCana, Marina and Halo-Bio - see Item 4B. Business Overview. The license fees recorded in Q4 2012 include $1.6 million in accruals for fees that we were committed to paying as at the end of 2012.

General and administrative expenses increased to $21.0 million in Q4 2012 from $2.0 million in Q4 2011. The increase primarily relates to legal fee success payments incurred in respect of our lawsuit against Alnylam and AlCana that was settled in the quarter (see Overview for further discussion of the lawsuit).

Other income in Q4 2012 is primarily $65.0 million received under the new Alnylam license agreement net of related contingent legal fees of $18.7 million paid to our lead litigation counsel - see Item 4B. Business Overview.

5E.	Off-Balance Sheet Arrangements

Protiva promissory notes / On March 25, 2008, our subsidiary, Protiva, declared a dividend totaling US$12.0 million. The dividend was paid by issuing promissory notes on May 23, 2008. Recourse for payment of the promissory notes will be limited to our receipt, if any, of up to US$12.0 million in payments from a third party. We will pay these funds, if and when we receive them, to the former Protiva shareholders in satisfaction of the promissory notes. As contingent obligations that would not need to be funded by the Company, the US$12.0 million receivable and the related promissory notes payable are not included in our consolidated balance sheet.

5F.	Tabular Disclosure of Contractual Obligations

The following table summarises our contractual obligations at December 31, 2012:

(in millions Cdn$)	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Contractual Obligations
Facility lease	2.0	1.3	0.7	—	—
Technology license obligations[1]	2.0	2.0	—	—	—

Total contractual obligations	4.0	3.3	0.7	—	—

[1]	Relates to our expected fixed payment obligations under in-license agreements.

We in-license technology from a number of sources. Pursuant to these in-license agreements, we will be required to make additional payments if and when we achieve specified development, regulatory, financial and commercialization milestones. To the extent we are unable to reasonably predict the likelihood, timing or amount of such payments, we have excluded them from the table above. Our technology in-licenses are further described in Item 4B. “Business Overview”.

We also have contracts and collaborative arrangements that require us to undertake certain research and development work as further explained elsewhere in this discussion. It is not practicable to estimate the amount of these obligations.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.	Directors and Management

The following table sets forth information relating to our directors and executives as at the date of this Annual Report:

Name(1)	Residence	Position
Michael J. Abrams(3)	Custer, Washington, U.S.A.	Director

Kenneth Galbraith(2)(4)	Surrey, British Columbia, Canada	Director

Donald G. Jewell(2)(3)	West Vancouver, British Columbia, Canada	Director

Frank Karbe(2)	Mill Valley, California, U.S.A.	Director

Daniel Kisner(3)(4)	Rancho Santa Fe, California, U.S.A.	Director (Chairman)

Mark J. Murray	Seattle, Washington, U.S.A.	President, Chief Executive Officer and Director

Ian C. Mortimer	North Vancouver, British Columbia, Canada	Executive Vice President, Finance and Chief Financial Officer

Ian MacLachlan	Mission, British Columbia, Canada	Executive Vice President and Chief Scientific Officer

Peter Lutwyche	Vancouver, British Columbia, Canada	Senior Vice President, Pharmaceutical Development

Paul Brennan	White Rock, British Columbia, Canada	Senior Vice President, Business Development

Diane Gardiner	Surrey, British Columbia, Canada	Vice President, Human Resources

R. Hector MacKay-Dunn, Q.C.	Vancouver, British Columbia, Canada	Corporate Secretary

Notes:

(1)	Neither age nor date of birth of directors or senior managers is required to be reported in our home country (Canada) nor otherwise publicly disclosed.
(2)	Member of Audit Committee.
(3)	Member of Executive Compensation and Human Resources Committee.
(4)	Member of Corporate Governance and Nominating Committee.

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

Michael J. Abrams, Ph.D., Director. Dr. Abrams has served as our Director since May 2008. Dr. Abrams has been active in the research, discovery and development of pharmaceuticals for over 20 years. In 1984, Dr. Abrams joined Johnson Matthey plc and in 1991 was promoted to Manager, Biomedical Research, worldwide for Johnson Matthey. In June 1996, Dr. Abrams initiated the Canadian venture-backed financing of AnorMED Inc. He is an inventor on the patents that led to the development of the Lantheus technetium-99m heart imaging agent, Cardiolite®, and is a co-inventor on several products currently in clinical trials. He is also a named inventor on an additional 15 patents and has authored over 60 scientific articles. Dr. Abrams served as CEO and a director of AnorMED Inc. until May 2006 and as a director of Migenix Inc. until August 2008. Dr. Abrams served as President and CEO of Inimex Pharmaceuticals from 2009 to 2011 and is currently VP of R&D and Chief Innovation Officer for CDRD Ventures, Inc.

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

Donald G. Jewell, C.A., Director. Mr. Jewell has served as our Director since May 2008. Mr. Jewell is a Chartered Accountant with over 30 years of business experience. Mr. Jewell spent 20 years with KPMG and at the time of his departure, he was the managing partner in charge of KPMG’s management consulting practice in British Columbia. Until March 2010, Mr. Jewell was Chairman of Cal Investments Limited, a London based hedge fund. Mr. Jewell is currently the managing director of a private Canadian holding company; Trustee of a two substantial Canadian private trusts; and on the Board of the trusts’ major operating companies. He is also on the Board of Directors of Lantic Inc.

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

Diane Gardiner, Vice President, Human Resources. Ms. Gardiner has served as Vice President, Human Resources since March 2013. Ms. Gardiner has more than 20 years of experience in Human Resources, working for biotechnology and life sciences companies. Prior to joining Tekmira, Ms. Gardiner was Head of Human Resources for Aquinox Pharmaceuticals Inc, and provided independent consulting services to biotechnology companies. Previously, she served as Vice President, Human Resources for the Centre for Drug Research and Development. Ms. Gardiner was Director of Human Resources for AnorMED Inc, until its acquisition by Genzyme in 2006. Before joining AnorMED, Ms. Gardiner spent nine years employed with MDS Metro Laboratories in various Human Resources roles, including Director, Human Resources. Ms. Gardiner holds a Bachelor of Business Administration degree from Simon Fraser University, and is a member of the BC Human Resources Management Association as well as the BC Human Resources High Tech group.

R. Hector MacKay-Dunn, Q.C., Corporate Secretary. Mr. MacKay-Dunn has served as our Corporate Secretary since May 2010. Mr. MacKay-Dunn is a Senior Partner at Farris, Vaughan, Wills & Murphy LLP. Mr. MacKay-Dunn advises and has served as a director and corporate secretary of private and public growth companies in a broad range of industries on domestic and cross-border private and public securities offerings, mergers and acquisitions, tender offers, and international partnering transactions. Mr. MacKay-Dunn was appointed Queen’s Counsel in 2003. Mr. MacKay-Dunn is the immediate past Chair of the British Columbia Innovation Council, the Province’s lead agency with the mandate to advance ideas into investment-ready companies in the areas of science and technology, a director of British Columbia Leading Edge Endowment Fund, British Columbia’s $60 million program to attract top researchers to B.C.’s universities, and LifeSciences BC, and a former director of Genome British Columbia. Mr. Mackay-Dunn holds a B.A. and J.D. from the University of British Columbia.

6B.	Compensation

The following disclosure sets out the compensation for our Named Executive Officers and directors for the financial year ended December 31, 2012. For the purposes herein, our Named Executive Officers includes our Chief Executive Officer, Chief Financial Officer, Chief Scientific Officer, Senior Vice President of Pharmaceutical Development and Senior Vice President of Business Development, as indicated in the “Summary Compensation Table” below.

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

•	to motivate executives to achieve important corporate performance objectives and reward them when such objectives are met; and

•	to align the interests of executive officers with the long-term interests of shareholders through participation in our stock-based compensation plan (the “2011 Plan”).

Currently, our executive compensation package consists of the following components: base salary, discretionary annual incentive cash bonuses, long-term incentives in the form of share options and health and retirement benefits generally available to all of our employees. We have not granted any share appreciation rights to our directors and officers. We have established the above components for our executive compensation package because we believe a competitive base salary and opportunity for annual cash bonuses are required to retain key executives. Our 2011 Plan enables our executive officers to participate in our long term success and aligns their interests with those of the shareholders. Additional details on the compensation package for Named Executive Officers are described in the following sections.

Summary Compensation Table

The following table sets out the compensation paid, payable or otherwise provided to the Company’s Named Executive Officers during the Company’s three most recently completed financial years ending on December 31. All amounts are expressed in Canadian dollars unless otherwise noted.

Name and principal position	Year	Salary ($)	Option-based awards(1) ($)	Annual incentive cash bonuses (2) ($)	All other compensation (3) ($)	Total compensation ($)

Dr. Mark J. Murray(4) President and Chief Executive Officer	2012 2011 2010	350,295 344,708 345,000	165,661 134,953 88,453	347,760 — 86,250	62,000 41,868 55,584	925,716 522,969 575,287

Ian C. Mortimer Executive Vice President, Finance and Chief Financial Officer	2012 2011 2010	285,000 285,000 285,000	118,329 96,395 56,610	285,000 — 71,250	8,550 — —	696,879 381,395 412,860

Dr. Ian MacLachlan Executive Vice President and Chief Scientific Officer	2012 2011 2010	295,000 295,000 295,000	118,329 96,395 56,610	295,000 — 73,750	8,850 1,439 2,965	717,179 392,834 428,325

Dr. Peter Lutwyche Senior Vice President of Pharmaceutical Development	2012 2011 2010	225,000 225,000 221,327	94,663 77,116 56,610	157,500 — 39,375	6,750 — —	483,913 302,116 317,312

Paul A. Brennan(5) Senior Vice President of Business Development	2012 2011 2010	230,000 230,000 73,128	94,663 77,116 151,517	80,500 — —	6,900 — —	412,063 307,116 224,645

Notes:

(1)	The fair value of each option is estimated as at the date of grant using the most widely accepted option pricing model, Black-Scholes. The weighted average option pricing assumptions and the resultant fair values for options awarded to Named Executive Officers in 2010 are as follows: expected average option term of eight years; a zero dividend yield; a weighted average expected volatility of 120.3%; and, a weighted average risk-free interest rate of 2.67%. The weighted average option pricing assumptions and the resultant fair values for options awarded to Named Executive Officers in 2011 are as follows: expected average option term of ten years; a zero dividend yield; a weighted average expected volatility of 115.5%; and, a weighted average risk-free interest rate of 2.51%. The weighted average option pricing assumptions and the resultant fair values for options awarded to Named Executive Officers in 2012 are as follows: expected average option term of eight years; a zero dividend yield; a weighted average expected volatility of 121.5%; and, a weighted average risk-free interest rate of 1.46%.
(2)	The Executive Compensation and Human Resources Committee approved the payment of 50% of the available executive bonus pool during 2010. No bonuses were awarded to the Named Executive Officers in 2011. At the end of 2012, the Executive Compensation and Human Resources Committee approved the payment of 100% of the 2011 and 2012 executive bonuses except for Mr. Brennan who was paid 50% of his potential bonuses for 2011 and 2012.
(3)	All other compensation in 2012 includes Registered Retirement Savings Plan, or RRSP, or equivalent matching payments of the lower of 3% of salary and 50% of the maximum annual contribution allowed by the Canada Revenue Agency. In 2012 all of our full-time employees and executives were eligible for RRSP or equivalent matching payments. In 2010 and 2011 RRSP match payments had been suspended to conserve cash. Dr. Murray’s other compensation also includes reimbursement of personal tax filing service fees up to a maximum of $10,000 per year as per his contract. Dr. Murray’s and Dr. MacLachlan’s other compensation also includes amounts claimed under their contractual entitlement to reimbursement of any health expenses incurred, including their families’ health expenses, that are not covered by insurance.
(4)	Effective January 1, 2011 Dr. Murray’s salary was denominated in US dollars and was increased to US$350,000. The amounts shown in the table for 2011 and 2012 are the Canadian equivalents of US$350,000. In 2010 Dr. Murray’s salary was $345,000 and was denominated in Canadian dollars.
(5)	Mr. Brennan commenced employment with in September 2010 with an annual salary of $230,000.

Base Salary. The Named Executive Officers are paid a base salary as an immediate means of rewarding the Named Executive Officer for efforts expended on our behalf. Base salaries for Named Executive Officers are evaluated against the responsibilities inherent in the position held and the individual’s experience and past performance.

Effective January 1, 2010 the base salary of Dr. MacLachlan was increased 3.5% to $295,000. Dr. Lutwyche’s salary was increased 5% to $215,000 on January 1, 2010 and by a further 5% to $225,000 in May 2010 when he was promoted to Senior Vice President of Pharmaceutical Development. Dr. Murray’s and Mr. Mortimer’s salaries of $345,000 and $285,000, respectively, remained unchanged in 2010. Mr. Brennan commenced employment with Tekmira as Senior Vice President of Business Development in September 2010 with a base salary of $230,000 per year.

In the fourth quarter of 2010, LaneCaputo Compensation Inc. was paid $32,480 to review Executive and Director Compensation and to benchmark against companies in the biotechnology industry. Based on the review of the LaneCaputo report, no changes were made to the base salaries of the Named Executive Officers except for Dr. Murray whose salary became US$350,000 effective January 1, 2011.

There were no changes to Named Executive Officer salaries in 2012, in order to preserve cash.

Effective January 1, 2013 the base salary of Dr. Murray was increased by 6% to US$377,500, the base salary of Dr. MacLachlan was increased by 7% to $315,000, the base salary of Mr. Mortimer was increased by 7% to $305,000, the base salary of Mr. Brennan was increased by 4% to $240,000 and the base salary of Dr. Lutwyche was increased by 7% to $240,000. These increases reflect cost of living increases and taking into consideration that no increases were provided in 2012 as well as taking into consideration performance and retention measures.

Annual Incentive Cash Bonuses. Our current policy is to pay bonuses at the end of our fiscal year, assuming that we have sufficient financial stability, based upon our level of achievement of major corporate objectives as determined by the Compensation Committee and the Board of Directors. Our policy in 2010 was to pay bonuses if and when we achieved major corporate objectives as determined by the Compensation Committee and the Board of Directors. Cash bonus payments are at the full discretion of the Board of Directors.

For 2010, Dr. Murray, Mr. Mortimer and Dr. MacLachlan were eligible to earn cash bonuses of up to a maximum of 50% and Dr. Lutwyche up to a maximum of 35% of their respective base salaries based on the Board of Directors determination of achievement of corporate goals. Mr. Brennan, who joined Tekmira in September 2010, was eligible to earn a cash bonus up to a maximum of 35% of his base salary in 2010. Our objectives for 2010, as established by the Board of Directors included: initiating a Phase 1-2 clinical trial for TKM-ApoB; advancing TKM-PLK1 into a Phase 1 human clinical trial; selecting a third product candidate; supporting our pharmaceutical partners by providing research, development and manufacturing services; and, maintaining a strong cash position. The Compensation Committee recommended, and the Board of Directors approved, the payment of 50% of the maximum cash bonus for 2010 in August 2010 following the award of a contract with the U.S. Government to further develop TKM-Ebola. The bonus payment was based on the significance of this new contract combined with progress on some of our other corporate objectives relative to the remaining corporate objectives described above. The bonus is not based on any quantitative weighting of the corporate performance goals or other formulaic process. There were no further bonuses paid or payable to the Named Executive Officers in 2010.

Maximum percentage bonus potential for Drs. Murray, MacLachlan and Lutwyche and Mr. Mortimer and Mr. Brennan for 2011 was the same as for 2010. Our objectives for 2011, as established by the Board of Directors included: continued enrollment of patients in the Phase 1 clinical trial for TKM-PLK1; completion of pre-clinical toxicology studies for TKM-Ebola and filing of TKM-Ebola Investigational New Drug application; continued execution of TMT contract including manufacturing scale-up and lyophilization of LNP technology; generate pre-clinical proof of concept for next product candidate; and, maintain a strong cash position. Although good progress was made on the achievement of the 2011 objectives, in order to preserve cash, no cash bonuses were paid.

Maximum percentage bonus potential for Drs. Murray, MacLachlan and Lutwyche and Mr. Mortimer and Mr. Brennan for 2012 was the same as for 2011. Our objectives for 2012, as established by the Board of Directors included: completion of litigation against Alnylam Pharmaceuticals, Inc. and AlCana Technologies, Inc.; completing enrollment of patients in the Phase 1 clinical trial for TKM-PLK1; completion of a Phase 1 clinical trial for TKM-Ebola; continued execution of TKM-Ebola contract including manufacturing scale-up and lyophilization of LNP technology; and, complete an equity offering and maintain a strong cash position. At the end of 2012, the Compensation Committee recommended, and the Board of Directors approved, the payment of 100% of the maximum cash bonus for 2011 and 2012 for Drs. Murray, MacLachlan, Lutwyche and Mr. Mortimer and the payment of 50% of the maximum cash bonus for 2011 and 2012 for Mr. Brennan. The bonus payments were based on the significance of the successful outcome of our litigation against Alnylam and AlCana and progress and achievement against the other listed corporate objectives. The bonus is not based on any quantitative weighting of the corporate performance goals or other formulaic process.

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

Mr. Brennan was granted 20,000 new hire options in September 2010. Tekmira staff were granted options in December 2010, as is our usual practice. The Named Executive Officers and Board members were not, however, granted any options at that time as the Company wished to maintain a balance of ungranted options for use in future periods.

At our June 2011 Annual General Meeting our shareholders approved an increase to our available share option pool of 273,889. In August 2011 we granted 35,000 options to Dr. Murray, 25,000 options to each of Mr. Mortimer and Dr. MacLachlan and 20,000 options to each of Dr. Lutwyche and Mr. Brennan. These share option grants were recommended by the Compensation Committee and approved by independent Directors based on corporate and individual performance and vested upon the final resolution of the litigation against Alnylam and AlCana.

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

In December 2012, as part of our annual compensation review, we granted 35,000 options to Dr. Murray, 25,000 options to each of Mr. Mortimer and Dr. MacLachlan and 20,000 options to each of Dr. Lutwyche and Mr. Brennan. These share option grants were recommended by the Compensation Committee and approved by independent Directors based on corporate and individual performance and our needs for fiscal 2013. These options vest one quarter immediately and one quarter on the next three anniversaries of their grant date.

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

Option Based Awards

Share options are generally awarded to executive officers at commencement of employment and periodically thereafter after taking into consideration the recommendations of the LaneCaputo compensation report completed in Q4 2010. Options are generally granted to corporate executives in December of each year as part of the annual compensation review. Any special compensation other than cash bonuses is typically granted in the form of options. Options are granted at other times of the year to individuals commencing employment with the Company or in special circumstances. The exercise price for the options is the closing price of the Common Shares on the last trading day before the grant of the option. See Item 6E. “Share ownership” for a description of the terms of the Company’s current omnibus share compensation plan.

Named Executive Officer Incentive Plan Awards - Outstanding Option-based Awards

The following table sets out all option-based awards and share-based awards, including unvested awards, outstanding as at December 31, 2012, for each Named Executive Officer:

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)
Dr. Mark Murray (2)	219,428 27,007 30,000 25,000 25,000 35,000 35,000 35,000	0.44 0.44 4.65 1.80 3.85 2.40 1.70 5.15	September 12, 2015 March 1, 2018 August 30, 2018 December 8, 2018 January 27, 2020 August 9, 2021 December 22, 2021 December 9, 2022	996,203 122,612 9,900 79,500 28,250 90,300 114,800 0
Ian C. Mortimer	3,000 15,000 10,000 15,000 10,000 84,000 11,000 16,000 25,000 25,000 25,000	7.00 3.10 5.40 3.00 6.50 5.60 1.80 3.85 2.40 1.70 5.15	December 14, 2014 July 25, 2015 March 28, 2016 August 2, 2016 August 6, 2017 March 31, 2018 December 8, 2018 January 27, 2020 August 9, 2021 December 22, 2021 December 9, 2022	0 28,200 0 29,700 0 0 34,980 18,080 64,500 82,000 0
Dr. Ian MacLachlan	30,000 16,000 16,000 25,000 25,000 25,000	4.65 1.80 3.85 2.40 1.70 5.15	August 30, 2018 December 8, 2018 January 27, 2020 August 9, 2021 December 22, 2021 December 9, 2022	9,900 50,880 18,080 64,500 82,000 0
Dr. Peter Lutwyche	18,000 16,000 20,000 20,000 20,000	1.80 3.85 2.40 1.70 5.15	December 8, 2018 January 27, 2020 August 9, 2021 December 22, 2021 December 9, 2022	57,240 18,080 51,600 65,600 0
Paul A. Brennan	20,000 20,000 20,000 20,000	8.20 2.40 1.70 5.15	September 6, 2020 August 9, 2021 December 22, 2021 December 9, 2022	0 51,600 65,600 0

Notes:

(1)	This amount is based on the difference between Tekmira’s year end TSX share price of $4.98 and the exercise price of the option.
(2)	Dr. Murray holds options to purchase 365,000 common shares of Protiva, a wholly-owned subsidiary of Tekmira, with an exercise price of $0.30. As part of the business combination between Tekmira and Protiva, Tekmira agreed to issue 246,435 common shares of Tekmira on the exercise of these stock options giving an effective cost per Tekmira stock option of $0.44. The shares reserved for issue on the exercise of the Protiva options are equal to the number of Tekmira common shares that would have been issued if the options had been exercised before the completion of the business combination and the shares issued on exercise of the options had then been exchanged for Tekmira common shares. See Item 6E. “Share ownership – Additional Shares Subject to Issue”.

Named Executive Officer Incentive Plan Awards – Value Vested During the Year

The aggregate value of executive options vesting during the year ended December 31, 2012 measured at their date of vesting by comparing option exercise price to closing market price on that day was:

Name	Option-based awards – Value vested during the year ($)
Dr. Mark J. Murray	123,375
Ian C. Mortimer	88,125
Dr. Ian MacLachlan	88,125
Dr. Peter Lutwyche	70,500
Paul A. Brennan	70,500

Pension Plans or Similar Benefits for Named Executive Officers

We do not have any pension or deferred compensation plans for our Named Executive Officers.

Termination and Change of Control Benefits

The following table provides information concerning the value of payments and benefits following the termination of employment of the Named Executive Officers under various circumstances. Payments vary based on the reason for termination and the timing of a departure. The below amounts are calculated as if the Named Executive Officer’s employment had been terminated on December 31, 2012. Receipt of payments on termination is contingent on the Named Executive Officer delivering a release to Tekmira.

Payment Type	Dr. Mark J. Murray	Dr. Ian MacLachlan	Ian C. Mortimer	Dr. Peter Lutwyche	Paul A. Brennan
Involuntary Termination by Tekmira for cause or upon death
Cash payment	$0	$0	$0	$0	$0
Option values (1)	$1,377,103	$179,840	$211,940	$155,200	$84,400
Benefits (2)	$0	$0	$0	$0	$0

Involuntary Termination by Tekmira without cause
Cash payment	$1,126,724	$945,000	$915,000	$200,000	$160,000
Option values (3)	$1,441,565	$225,360	$257,460	$159,720	$84,400
Benefits (2)	$245,084	$38,874	$34,638	$12,718	$10,180

Involuntary Termination by Tekmira without cause or by Executive with good reason after a change in control of the Company
Cash payment	$1,126,724	$945,000	$915,000	$324,000	$324,000
Option values (3)	$1,441,565	$225,360	$257,460	$176,120	$100,800
Benefits (2)	$245,084	$38,874	$34,638	$15,261	$15,270

Notes:

(1)	This amount is based on the difference between Tekmira’s year end share price of $4.98 and the exercise price of the options that were vested as at December 31, 2012.
(2)	Ongoing benefit coverage has been estimated assuming that benefits will be payable for the full length of the severance period which would be the case if new employment was not taken up during the severance period. Benefits include extended health and dental coverage that is afforded to all of the Company’s full time employees. Dr. Murray’s benefits also include a $2,000,000 life insurance policy, the reimbursement of up to $10,000 per annum in professional fees related to the filing of his tax returns. Dr. Murray and Dr. MacLachlan’s benefits also include an estimate of the costs of reimbursement of health expenses incurred, including their families’ health expenses, that are not covered by insurance.
(3)	This amount is based on the difference between Tekmira’s year end share price of $4.98 and the exercise price of the options that were vested as at December 31, 2012 and options that would vest during the severance period.

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

The Board has adopted a policy that non-executive directors are granted options upon appointment as a director and are eligible for annual grants thereafter. The Board fee schedule for 2010 was as follows: an annual cash retainer of US$18,000 per annum (US$25,500 for the Chairman of the Board; an additional US$5,000 for the Chairman of the Audit Committee; an additional US$2,500 for members of the Audit Committee; and an additional US$2,500 for the Chairman of any other Board constituted committees) and meeting fees of US$500 to US$1,750. In the fourth quarter of 2010, LaneCaputo conducted a review of Executive and Director Compensation. LaneCaputo’s report recommended the following Board fee schedule: an annual cash retainer of US$25,000 per annum (US$50,000 for the Chairman of the Board; an additional US$10,000 for the Chairman of the Audit Committee; an additional US$6,000 for members of the Audit Committee; an additional US$7,500 for the Chairman of the Compensation and Governance Committees; and, an additional US$5,000 for members of the Compensation and Governance Committees) and Board meeting fees US$1,750 and no fees for Board committee meetings. The Board approved this new fee schedule effective January 1, 2011 but resolved to defer any payments in excess of the prior fee schedule until such time as the Company was more financially stable. Following the settlement of the litigation with Alnylam and AlCana the Board resolved to release the excess fees and continue with the LaneCaputo recommended Board fee schedule on an ongoing basis.

Non-executive directors earned cash compensation of $378,887 in 2012 as annual retainer and meeting attendance fees. We also reimburse directors for expenses they incur on behalf of the Company, including attending meetings of the Board.

The compensation provided to the directors, excluding Dr. Murray who is included in the Named Executive Officer disclosure above, for our most recently completed financial year of December 31, 2012 is:

Name	Fees earned ($)	Option-based awards (1) ($)	Total ($)
Daniel Kisner (Board Chair)	104,663	24,092	128,755
Don Jewell	62,127	24,092	86,219
Frank Karbe (Audit Committee Chair)	56,953	24,092	81,045
Kenneth Galbraith	62,292	24,092	86,384
R. Ian Lennox	15,267	—	15,267
Michael J. Abrams	63,512	24,092	87,604
Arthur M. Bruskin	14,073	—	14,073

Notes:

(1)	The fair value of each option is estimated as at the date of grant using the most widely accepted option pricing model, Black-Scholes. The weighted average option pricing assumptions and the resultant fair values for options awarded in 2012 are as follows: expected average option term of ten years; a zero dividend yield; a weighted average expected volatility of 114.5%; and, a weighted average risk-free interest rate of 1.72%.

Director Incentive Plan Awards

Outstanding Option-based Awards and Share-based Awards

The following table sets out all option-based awards and share-based awards outstanding as at December 31, 2012, for each director serving for at least a portion of 2012:

Option-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)
Daniel Kisner	10,000 5,000 5,000 5,000	3.85 2.40 1.70 5.15	January 27, 2020 August 9, 2021 December 22, 2021 December 9, 2022	11,300 12,900 16,400 0
Don Jewell	5,000 5,000 5,000 5,000 5,000	1.80 3.85 2.40 1.70 5.15	December 8, 2018 January 27, 2020 August 9, 2021 December 22, 2021 December 9, 2022	15,900 5,650 12,900 16,400 0
Frank Karbe	5,000 5,000 5,000 5,000	3.85 2.40 1.70 5.15	January 27, 2020 August 9, 2021 December 22, 2021 December 9, 2022	5,650 12,900 16,400 0
Kenneth Galbraith	5,000 5,000 5,000 5,000	3.85 2.40 1.70 5.15	January 27, 2020 August 9, 2021 December 22, 2021 December 9, 2022	5,650 12,900 16,400 0
R. Ian Lennox	5,000 5,000 5,000 5,000	1.80 3.85 2.40 1.70	December 8, 2018 January 27, 2020 August 9, 2021 December 22, 2021	15,900 5,650 12,900 16,400
Michael J. Abrams (2)	675 675 675 17,044 5,445 675 13,503 5,000 5,000 5,000 5,000 5,000	0.44 0.44 0.44 0.44 0.44 0.44 0.44 1.80 3.85 2.40 1.70 5.15	January 21, 2013 January 21, 2014 January 22, 2015 September 12, 2015 December 31, 2015 April 3, 2017 May 27, 2017 December 8, 2018 January 27, 2020 August 9, 2021 December 22, 2021 December 9, 2022	3,065 3,065 3,065 77,380 24,720 3,065 61,304 15,900 5,650 12,900 16,400 0
Arthur M. Bruskin	4,000 5,000 5,000 5,000 5,000	5.60 1.80 3.85 2.40 1.70	March 31, 2018 December 8, 2018 January 27, 2020 August 9, 2021 December 22, 2021	0 15,900 5,650 12,900 16,400

Notes:

(1)	This amount is based on the difference between Tekmira’s year end share price of $4.98 and the exercise price of the option.
(2)	All of Dr. Abrams’s options with an exercise price of $0.44 were granted to Dr. Abrams as a Director of Protiva. The shares reserved for these options are equal to the number of Tekmira common shares that would have been received if the options had been exercised prior to the business combination and subsequently exchanged for Tekmira common shares such that Dr. Abrams will receive Tekmira common share upon exercise of these options.

Director options are priced at the closing market price of the previous trading day and vest immediately upon granting. We typically grants options to directors at the time of their first appointment to the Board and then on an annual basis at the end of the fiscal year. The Company was in a share trading blackout at the end of 2009 so was not able to grant share options at the end of the fiscal year. In January 2010, once the share trading blackout had been lifted, we granted 5,000 share options to each of the directors except for the newly appointed Chairman, Dr. Daniel Kisner, who was granted 10,000 share options. The Named Executive Officers and Board members were not granted any options at the end of 2010 as we wished to maintain a balance of ungranted options for use in future periods. At our June 2011 Annual General Meeting our shareholders approved an increase to our available share option pool of 273,889. In August 2011 we granted 5,000 options to each of our non-executive Board members. In December 2011 we granted 5,000 options to each of our non-executive Board members. At our June 2012 Annual General and Special Meeting our shareholders approved an increase to our available share option pool of 550,726. In December 2012 we granted 5,000 options to each of our non-executive Board members.

Benefits on Termination of Directors

We do not have any contractual obligations arising when a director’s service terminates. However, historical practice has been to waive the stock options plan’s post termination 30 to 90 day cancellation period and extend stock options through to their original expiration date. This waiver was granted to Mr. Lennox and Dr. Bruskin following their resignations from the Board at the 2012 AGM.

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

Our Directors have served in their respective capacities since their election or appointment and will serve until our next annual general meeting or until a successor is duly elected and qualified, unless their office is earlier vacated in accordance with the Law of Canada and our articles of incorporation. Our executives serve at the discretion of the board. The following table sets information on our directors as of June 20, 2012, the date of our last Annual General Meeting:

Name	Director Since
Michael J. Abrams	May 30, 2008	(1)
Kenneth Galbraith	January 28, 2010
Donald G. Jewell	May 30, 2008	(1)
Frank Karbe	January 28, 2010
Daniel Kisner	January 28, 2010
Mark J. Murray Ph.D.	May 30, 2008	(1)

Notes:

(1)	Messrs. Abrams, Jewell, and Murray were directors of Protiva before it was acquired by Tekmira on May 30, 2008.

Benefits on Termination of Employment of Directors

We do not have any contractual obligations arising if it terminates a director. However, historical practice has been to waive the stock options plan’s post termination 30 day cancellation and extend stock options through to their original expiration date.

Committees of our Board of Directors

To assist in the discharge of its responsibilities, our Board of Directors currently has three committees: the Audit Committee, the Executive Compensation and Human Resources Committee, and the Corporate Governance and Nominating Committee.

Audit Committee

The members of our Audit Committee are Mr. Karbe, Mr. Jewell and Mr. Galbraith, each of whom is a non-employee member of our Board of Directors. Mr. Karbe chairs the Audit Committee. Our Board of Directors has determined that each of the members of the Audit Committee is financially literate and have financial expertise (as is currently defined under the applicable SEC rules). Our Board of Directors has determined that each member of our Audit Committee is an independent member of our Board of Directors under the current requirements of the NASDAQ and the rules and regulations of the SEC and Canadian provincial securities regulatory authorities.

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

For more information concerning the Audit Committee and its members, see Item 16A – “Audit Committee Financial” Experts, Item 16C – “Principal Accountant Fees and Services – Audit Committee Pre-Approved Policies and Procedures”, and Item 16D – “Exemptions from the Listing Standards for Audit Committees”.

A copy of our Audit Committee’s charter is available on our website at www.tekmirapharm.com.

Executive Compensation and Human Resources Committee

The members of our Executive Compensation and Human Resources Committee (the “Compensation Committee”) are Dr. Abrams, Mr. Jewell, and Dr. Kisner. Dr. Abrams currently chairs the Compensation Committee. Our Board of Directors has determined that each of the members of the Compensation Committee has the appropriate experience for their Committee responsibilities based on their past or current senior roles in our industry. Our Board of Directors has determined that each member of our Compensation Committee is an independent member of our Board of Directors under the current requirements of the NASDAQ and as defined in the rules and regulations of the Canadian provincial securities regulatory authorities.

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

•	reviewing and making recommendations to our Board of Directors regarding our overall compensation plans and structure, including incentive compensation and equity based plans;

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

Corporate Governance and Nominating Committee

The members of our Corporate Governance and Nominating Committee are Mr. Galbraith and Dr. Kisner. Mr. Galbraith currently chairs the committee. Our Board of Directors has determined that each member of our Corporate Governance and Nominating Committee is an independent member of our Board of Directors under the current requirements of the NASDAQ and as defined in the rules and regulations of the Canadian provincial securities regulatory authorities.

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

6D.	Employees

The number of employees as at December 31 of each of the last three fiscal years is as follows:

	2012	2011	2010
Research and development	48	64	81
General and administrative	9	10	13

Total	57	74	94

None of our employees are covered by collective bargaining agreements.

6E.	Share Ownership

The shareholdings and share options of our directors, secretary and executives as of February 28, 2013 are as follows:

Name and Position	Number of Common Shares	Percentage of Outstanding Common Shares Owned(1)	Number of Common Share Options	Number of Common Share Warrants(2)	Percentage of Outstanding Common Shares Owned on a fully diluted basis(3)
Daniel Kisner, Director (Chairman)	12,500	0.09%	25,000	6,250	0.25%
Michael J. Abrams, Director	9,525	0.07%	63,017	2,500	0.42%
Kenneth Galbraith, Director	15,240	0.11%	20,000	—	0.20%
Donald G. Jewell, Director	476,955	3.32%	25,000	90,000	3.22%
Frank Karbe, Director	5,000	0.03%	20,000	2,500	0.15%
Mark J. Murray Ph.D., President, Chief Executive Officer and Director	59,961	0.42%	431,435	10,000	2.81%
Ian MacLachlan, Ph.D., Executive Vice President and Chief Scientific Officer	171,534	1.19%	137,000	5,000	1.76%
Ian C. Mortimer, Executive Vice President, Finance and Chief Financial Officer	32,000	0.22%	239,000	10,000	1.58%
Peter Lutwyche, Ph.D., Senior Vice President, Pharmaceutical Development	38,758	0.27%	94,000	2,500	0.76%
Paul Brennan, M.Sc., Senior Vice President, Business Development	19,000	0.13%	80,000	7,000	0.59%
R. Hector MacKay-Dunn, Q.C., Corporate Secretary	—	—%	—	—	—%

Total	840,473	5.85%	1,134,452	135,750	11.84%

Notes:

(1)	Based on 14,362,722 common shares issued and outstanding as of February 28, 2013.
(2)	These warrants were acquired through participation in Tekmira’s June 2011 public share offering and/or Tekmira’s February 2012 private placement.

(3)	Based on 17,830,170 common shares on a fully diluted basis, which excludes options yet to be granted, as of February 28, 2013.

Named Executive Officer Outstanding Option-based Awards

Option-based awards and share-based awards outstanding as of February 28, 2013, for each Named Executive Officer are the same as those presented in Item 6B. “Compensation”.

Director Outstanding Option-based Awards

The following table sets out all option-based awards and share-based awards outstanding as of February 28, 2013, for each director:

	Option-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date
Daniel Kisner	10,000	3.85	January 27, 2020
	5,000	2.40	August 9, 2021
	5,000	1.70	December 22, 2021
	5,000	5.15	December 9, 2022
Don Jewell	5,000	1.80	December 8, 2018
	5,000	3.85	January 27, 2020
	5,000	2.40	August 9, 2021
	5,000	1.70	December 22, 2021
	5,000	5.15	December 9, 2022
Frank Karbe	5,000	3.85	January 27, 2020
	5,000	2.40	August 9, 2021
	5,000	1.70	December 22, 2021
	5,000	5.15	December 9, 2022
Kenneth Galbraith	5,000	3.85	January 27, 2020
	5,000	2.40	August 9, 2021
	5,000	1.70	December 22, 2021
	5,000	5.15	December 9, 2022
Michael J. Abrams (2)	675	0.44	January 21, 2014
	675	0.44	January 22, 2015
	17,044	0.44	September 12, 2015
	5,445	0.44	December 31, 2015
	675	0.44	April 3, 2017
	13,503	0.44	May 27, 2017
	5,000	1.80	December 8, 2018
	5,000	3.85	January 27, 2020
	5,000	2.40	August 9, 2021
	5,000	1.70	December 22, 2021
	5,000	5.15	December 9, 2022

Notes:

(1)	All of Dr. Abrams’s options with an exercise price of $0.44 were granted to Dr. Abrams as a Director of Protiva. The shares reserved for these options are equal to the number of Tekmira common shares that would have been received if the options had been exercised prior to the business combination and subsequently exchanged for Tekmira common shares such that Dr. Abrams will receive Tekmira common share upon exercise of these options.

Equity Compensation Plans

At Tekmira’s annual general and special meeting of shareholders on June 22, 2011, shareholders approved the 2011 Plan and a 273,889 increase in the number common shares in respect of which Awards may be granted under the 2011 Plan. Tekmira’s pre-existing 2007 Plan was limited to the granting of stock options as equity incentive awards whereas the 2011 Plan also allows for the issuance of tandem stock appreciation rights, restricted stock units and deferred stock units. The 2011 Plan replaces the 2007 Plan. The 2007 Plan will continue to govern the options granted there under. No further options will be granted under Tekmira’s 2007 Plan. At Tekmira’s last annual general and special meeting of shareholders on June 20, 2012, shareholders approved a 550,726 increase in the number common shares in respect of which Awards may be granted under the 2011 Plan.

There are a total of 2,361,158 common share options currently outstanding and available for future grant under the Tekmira Plans which represents approximately 16.4% of the Company’s issued and outstanding common shares at February 28, 2013.

Since January 1996, the equivalent of 182,771 common shares of Tekmira have been issued pursuant to the exercise of options granted under Tekmira’s Plans (which represents approximately 1.27% of the Company’s issued and outstanding common shares), and as of February 28, 2013, there were 1,939,045 common shares of Tekmira subject to options outstanding under Tekmira’s Plans (which represents approximately 13.5% of the Company’s current issued and outstanding common shares). The number of common shares of Tekmira remaining available for future grants of options as at February 28, 2013 was 421,438 (which represents approximately 2.9% of the Company’s current issued and outstanding common shares).

The following table sets out information for Tekmira’s Plans as at the end of the financial year ended December 31, 2012.

Equity compensation plans approved by security holders	Number of securities to be issued upon exercise of outstanding options (“Column A Securities”)	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding Column A Securities)
2007 and 2011 Plan	1,648,846	$4.54	422,688

Terms of the 2011 Plan

The following is a summary of important provisions of the 2011 Plan. It is not a comprehensive discussion of all of the terms and conditions of the 2011 Plan. Readers are advised to review the full text of the 2011 Plan to fully understand all terms and conditions of the 2011 Plan. A copy of the 2011 Plan can be obtained by contacting the Company’s Corporate Secretary.

Purpose. The purpose of the 2011 Plan is to promote the Company’s interests and long-term success by providing directors, officers, employees and consultants with greater incentive to further develop and promote the Company’s business and financial success, to further the identity of interest of persons to whom Awards may be granted with those of the shareholders generally through a proprietary ownership interest in the Company, and to assist the Company in attracting, retaining and motivating its directors, officers, employees and consultants.

Administration. Under the 2011 Plan, the board of directors can, at any time, appoint a committee (the “Compensation Committee”) to, among other things, interpret, administer and implement the 2011 Plan on behalf of the board of directors in accordance with such terms and conditions as the board of directors may prescribe, consistent with the 2011 Plan (provided that if at any such time such a committee has not been appointed by the board of directors, the 2011 Plan will be administered by the board of directors).

Eligible Persons. Under the 2011 Plan, Awards may be granted to any director, officer, employee or consultant (as defined in the 2011 Plan) of the Company, or any of its affiliates, or a person otherwise approved by the Compensation Committee (an “Eligible Person”). A participant (“Participant”) is an Eligible Person to whom an Award has been granted under the 2011 Plan.

Share Reserve. The number of common shares in respect of which Awards may be granted under the 2011 Plan is 2,193,870 common shares, with a balance of 421,438 available for grant under the 2011 Plan, which represents 2.9% of our outstanding common shares as of February 28, 2013.

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

Deferred Stock Units — Deferred Stock Units, or DSUs, represent a future right to receive common shares (or the cash equivalent) at the time of the holder’s retirement, death, or the holder otherwise ceasing to provide services to Tekmira, allowing Tekmira to pay compensation to holders of DSUs on a deferred basis. Each DSU awarded by Tekmira is initially equal to the fair market value of a common shares at the time the DSU is awarded. The value of the DSU increases or decreases as the price of the common shares increases or decreases, thereby promoting alignment of the interests of the DSU holders with shareholders. Settlement may be made, in the sole discretion of the Compensation Committee, in common shares or cash, or any combination thereof. Vesting of DSUs is determined by the Compensation Committee in its sole discretion and specified in the award agreement pursuant to which the DSU is granted.

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

U.S. Qualified Incentive Stock Options. Options intended to qualify as an “incentive stock option”, as that term is defined in Section 422 of the Internal Revenue Code, may be granted under the 2011 Plan. To the extent required by the Internal Revenue Code, these options are subject to additional terms and conditions as set out in the 2011 Plan. In addition, if any Participant who is a citizen or resident of the U.S. to whom an “incentive stock option” for the purposes of section 422 of the U.S. Internal Revenue Code (a “U.S. Qualified Incentive Stock Option”) is to be granted under the 2011 Plan, and at the time of the grant the Participant is an owner of shares possessing more than 10% of the total combined voting power of all classes of the Company’s common shares, then special provisions will be applicable to the U.S. Qualified Incentive Stock Option granted to such individual. These special provisions applicable only to U.S. Qualified Incentive Stock Options will be: (i) the exercise price (per common share) cannot be less than 110% of the fair market value of one common share at the time of grant; and (ii) the option exercise period cannot exceed five years from the date of grant.

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

Termination. The 2011 Plan will terminate on June 22, 2021.

Terms of the 2007 Share Option Plan

The 2007 Share Option Plan (the “Plan”) was adopted by the Company’s Board of Directors on April 30, 2007. In 2011, the Company and its shareholders adopted the 2011 Plan to replace the Plan. Following adoption of the 2011 Plan, and pursuant to the terms of the 2011 Plan, no further awards were to be granted under the Plan. All awards under the Plan continue to be governed by the terms of the Plan.

The Company is not permitted to issue new awards under the Plan, however, Options outstanding under the Plan may be exercised until they expire or terminate in accordance with their terms. As of February 28, 2013, Options to purchase 926,346 shares of Common Stock remained outstanding and all Options were vested.

Tekmira options may not be exercised after an optionee ceases to be an eligible recipient under the Plan, except as follows:

•

in the case of death, all unvested options of the optionee will be deemed to have become fully vested immediately before death, and the personal representatives of the optionee will be entitled to exercise the options at any time by the earlier of (a) the expiry date, and (b) the first anniversary of the date of death;

•	in the case of retirement options will be exercisable by the earlier of (a) the expiry date, or (b) the first anniversary of the date of retirement;

•

in the case of an optionee becoming unable to work due to illness, injury or disability, all option rights will be exercisable, on the same terms as if the optionee had continued to be an eligible recipient under the Plan; and

•

in the case of an optionee resigning his office, or terminating his employment or service, or being dismissed without cause, the option rights that have accrued to such optionee up to the time of termination will be exercisable within the 30 days after the date of termination.

In the case of an optionee being dismissed from office, employment or service for cause, all option rights that had accrued to the optionee to the date of termination will immediately terminate.

Except in the case of the death of an optionee, an option may be exercisable only by the optionee to whom it is granted and may not be assigned. The Plan does not provide for any financial assistance to Plan members in exercising their options.

As specifically provided for in the Plan, the number of common shares of Tekmira that, under all share compensation arrangements:

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

The Board reserves the right, in its absolute discretion, to at any time amend, modify or terminate the Plan. Any amendment to any provision of the Plan will be subject to any necessary approvals by shareholders and any stock exchange or regulatory body having jurisdiction over the securities of the Company.

Shareholder approval is required for any amendment or modification to the Plan that does any of the following:

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

Except for the above noted matters, the Board retains the power to approve all other changes to the Plan without shareholder approval. Such amendments may include the following:

•

amendments to the terms and conditions of the Plan necessary to ensure that the Plan complies with the applicable regulatory requirements, including without limitation the rules of the Toronto Stock Exchange or any national securities exchange or system on which the common shares of Tekmira are then listed or reported, or by any regulatory body having jurisdiction with respect thereto;

•	making adjustments to outstanding options in the event of certain corporate transactions;

•

the addition of a cashless exercise feature, payable in cash or securities, whether or not such feature provides for a full deduction of the number of underlying securities from the number of common shares of Tekmira reserved for issuance under the Plan;

•	a change to the termination provisions of a security or the Plan which does not entail an extension beyond the original expiry date;

•	amendments to the provisions of the Plan respecting administration of the Plan and eligibility for participation under the Plan;

•

amendments to the provisions of the Plan respecting the terms and conditions on which options may be granted pursuant to the Plan, including the provisions relating to the exercise price, and option period; and

•	amendments to the Share Option Plan that are of a “housekeeping nature”.

Additional Shares Subject to Issue Under an Equity Compensation Plan

On May 30, 2008, as a condition of the acquisition of Protiva, the Company reserved 350,457 common shares (which represents approximately 2.5% of the Company’s issued and outstanding common shares as at May 15, 2012) for the exercise of up to 519,073 Protiva share options (“Protiva Options”). These shares are reserved for the issue to those shareholders who did not exercise their Protiva share options and exchange the shares of Protiva issuable on exercise for common shares of Tekmira on the closing of the business combination with Protiva. The shares reserved for them are equal to the same number of Tekmira common shares they would have received if they had exercised their options and transferred the shares to Tekmira. The Protiva Options are not part of Tekmira’s 2011 Plan or 2007 Plan and the Company is not permitted to grant any further Protiva stock options. The Protiva Options all have a $0.30 exercise price and expire on dates ranging from January 21, 2014 to March 1, 2018. As at February 28, 2013, Protiva options equating to 29,833 common shares had been exercised and Protiva options equating to 319,949 common shares remained outstanding.

ITEM 7	MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

7A.	Major Shareholders

Major Shareholders

We are a publicly-held corporation, with our shares held by residents of the United States, Canada and other countries. As a reporting issuer under the securities laws of the Provinces of Canada, only insiders (generally officers, directors and holders of 10% or more of our shares) are required to file reports disclosing their ownership of securities of Tekmira. Based on a review of publicly available information in Canada, as of March 1, 2013 no person, corporation or other entity beneficially owns, directly or indirectly, or controls more than 5% of our common shares. Each of our common shares entitles the holder thereof to one vote.

Geographic Breakdown of Shareholders

As of March 1, 2013, our shareholder register indicates that our common shares are held as follows:

Location	Number of Shares	Percentage of Total Shares	Number of Registered Shareholders of Record

Canada	14,121,288	98.32%	128
United States	240,625	1.68%	13
Other	809	0.01%	4

Total	14,362,722	100%	145

Our securities are recorded in registered form on the books of our transfer agent, CIBC Mellon Trust Company of Canada, located at 1600-1066 West Hastings Street, Vancouver, BC V6E 3X1. However, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). We are permitted, upon request to our transfer agent, to obtain a list of our beneficial shareholders who do not object to their identities being disclosed to us. We are not permitted to obtain from our transfer agent a list of our shareholders who have objected to their identities being disclosed to us.

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

Legal Proceedings

On November 12, 2012, we entered into an agreement to settle all litigation between Tekmira and Alnylam and AlCana Technologies, Inc. (AlCana), and we also entered into a new licensing agreement with Alnylam that replaces all earlier licensing, cross-licensing, collaboration, and manufacturing agreements. Tekmira expects to enter into a separate cross-license agreement with AlCana that will include milestone and royalty payments.

As a result of the new Alnylam license agreement, Tekmira received US$65 million in cash in November. This includes US$30 million associated with the termination of the manufacturing agreement and US$35 million associated with the termination of the previous license agreements, as well as a reduction of the milestone and royalty schedules associated with Alnylam’s ALN-VSP, ALN-PCS, and ALN-TTR programs. Of the US$65 million received from Alnylam, US$18.7 million was subsequently paid by us to our lead legal counsel representing us in the lawsuit against Alnylam and AlCana, in satisfaction of the contingent obligation owed to that counsel. We are also eligible to receive an additional US$10 million in near-term milestones, comprised of a US$5 million payment upon ALN-TTR entering a pivotal trial and a US$5 million payment related to initiation of clinical trials for ALN-VSP in China. Both near-term milestones are expected to occur in 2013. In addition, Alnylam has transferred all agreed upon patents and patent applications related to LNP technology for the systemic delivery of RNAi therapeutic products, including the MC3 lipid family, to Tekmira and we will own and control prosecution of this intellectual property portfolio. Tekmira is the only company able to sublicense LNP intellectual property in future platform-type relationships. Alnylam has a license to use Tekmira’s intellectual property to develop and commercialize products and may only sublicense Tekmira’s LNP technology to its partners if it is part of a product sublicense. Alnylam will pay Tekmira milestones and single-digit percentage royalties as Alnylam’s LNP-enabled products are developed and commercialized.

The licensing agreement with Alnylam also grants us intellectual property rights to develop our own proprietary RNAi therapeutics. Alnylam has granted us a worldwide license for the discovery, development and commercialization of RNAi products directed to thirteen gene targets – three exclusive and ten non-exclusive licenses – provided that they are not subject to a binding contractual obligation to a third party by Alnylam, or subject to an active internal development program by Alnylam. Licenses for five of the ten non-exclusive targets – ApoB, PLK1, Ebola, WEE1, and CSN5 – have already been granted, along with an additional license for ALDH2, which has been granted on an exclusive basis. In consideration for this license, we have agreed to pay single-digit percentage royalties to Alnylam on product sales and have milestone obligations of up to US$8.5 million on the non-exclusive licenses (with the exception of TKM-Ebola, which has no milestone obligations). Alnylam no longer has “opt-in” rights to Tekmira’s lead oncology product, TKM-PLK1, so we now hold all development and commercialization rights related to TKM-PLK1. We will have no milestone obligations on the three exclusive licenses.

Tekmira and AlCana have agreed to settle all on-going litigation between the parties. Tekmira and AlCana have entered into a binding term sheet, which outlines a cross-license agreement that will include milestone and royalty payments, and AlCana has agreed not to compete in the RNAi field for five years.

Dividends

Tekmira Pharmaceuticals Corporation has not paid any dividends on our common shares since incorporation and do not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at our board of directors’ discretion after taking into account many factors including our operating results, financial condition and current and anticipated cash needs.

8B.	Significant Changes

We have not experienced any significant changes relating to the annual financial statements since December 31, 2012.

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

Our authorized share capital consists of an unlimited number of Common shares without par value, of which 14,305,356 were issued and outstanding as at December 31, 2012, and an unlimited number of Preferred shares without par value of which none were issued and outstanding as at December 31, 2012. In addition, we have outstanding certain incentive options to purchase Common shares as noted in Item 6B. “Compensation of this Annual Report”.

9A.	Offer and Listing Details

Trading Markets

Our common shares are traded on the Toronto Stock Exchange in the Canada under the symbol “TKM”. On November 15, 2010, our common shares began to trade on the NASDAQ Capital Market under the symbol “TKMR”. The following table shows the progression in the high and low trading prices of our common shares on the Toronto Stock Exchange and the NASDAQ Capital Market for the periods listed:

	NASDAQ High(1) (US$)	NASDAQ Low(1) (US$)	TSX High(1) (CDN$)	TSX Low(1) (CDN$)
Year Ended:
December 31, 2012	$6.78	$1.52	$6.49	$1.41
December 31, 2011	$7.94	$1.29	$7.64	$1.50
December 31, 2010	$7.55	$4.48	$9.75	$3.45
December 31, 2009	—	—	$7.45	$2.25
December 31, 2008	—	—	$7.25	$1.40
Quarter Ended:
December 31, 2012	$6.78	$3.22	$6.49	$3.21
September 30, 2012	$4.22	$2.04	$4.09	$1.98
June 30, 2012	$2.80	$1.77	$2.64	$1.91
March 31, 2012	$2.91	$1.52	$2.85	$1.41
December 31, 2011	$2.05	$1.29	$7.64	$1.50
September 30, 2011	$2.63	$1.63	$9.75	$3.45
June 30, 2011	$3.52	$2.44	$7.45	$2.25
March 31, 2011	$7.94	$2.94	$7.25	$1.40
Month Ended
February 28, 2013	$4.87	$4.31	$4.89	$4.41
January 31, 2013	$5.53	$4.52	$5.45	$4.52
December 31, 2012	$5.35	$4.72	$5.30	$4.67
November 30, 2012	$6.78	$4.09	$6.49	$4.08
October 31, 2012	$4.35	$3.22	$4.14	$3.21
September 30, 2012	$4.22	$3.20	$4.09	$3.17

Notes:

(1)	Our common shares were consolidated on April 30, 2007, on a basis of two common shares for one new common share. On November 2, 2010 we completed a 5-to-1 consolidation of our Common Shares in order to meet requirements for trading on the NASDAQ Capital Market. Annual trading information in the table has been restated to reflect these share consolidations on a retroactive basis.

9B.	Plan of Distribution

Not applicable.

9C.	Markets

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

The material contracts, other than contracts entered into in the ordinary course of business, which we entered into during the last two years are as follows:

•	The agreement with U.S. Government to develop TKM-Ebola described under Item 4B. “Business Overview—Internal Product Development—TKM-Ebola”;

•

The Amendment No. 2 to the Amended and Restated Agreement, between us (formerly Inex Pharmaceuticals Corporation) and Hana Biosciences, Inc. described under Item 4B. “Business Overview—Partnerships and Collaborations”; and,

•	The License and Collaboration Agreement between Protiva Biotherapeutics Inc. and Halo-Bio RNAi Therapeutics, Inc. described under Item 4B. “Business Overview—Partnerships and Collaborations”; and,

•	The Loan Agreement Silicon Valley Bank as described under Item 5B “Liquidity and Capital Resources”; and,

•

The settlement agreement among Tekmira Pharmaceuticals Corporation, Protiva Biotherapeutics Inc., Alnylam Pharmaceuticals, Inc. and AlCana Technologies, Inc. dated November 12, 2012, which includes a binding term sheet between Tekmira and AlCana described under Item 8A. “Legal Proceedings”; and,

•

The cross-license agreement by and among Alnylam Pharmaceuticals, Inc., Tekmira Pharmaceuticals Corporation and Protiva Biotherapeutics Inc. dated November 12, 2012 described under Item 8A. “Legal Proceedings” and,

•	The License Agreement among Protiva Biotherapeutics Inc. and Marina Biotech, Inc. dated November 28, 2012; and,

•	Employment Agreement with Diane Gardiner dated March 1, 2013.

10D.	Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of our common shares, other than withholding tax requirements. See Item 10E. “Taxation.”

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

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including without limitation specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership, and disposition of common shares.

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

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares (see “ Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares generally will not constitute qualified dividend income eligible for the “dividends received deduction”. Subject to applicable limitations and provided that the Company is eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

Passive Foreign Investment Company Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes that it was classified as a PFIC for its tax year ended December 31, 2008 and for certain prior tax years. The Company does not believe that it was a PFIC for the tax years ended December 31, 2009, 2010, 2011 and 2012. Despite the fact that the Company believes it was not a PFIC in 2012, due to a significant increase in its cash balances, the Company may be a PFIC for the tax year ending December 31, 2013 and subsequent tax years. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold common shares.

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

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

If the Company were a PFIC in any tax year and a U.S. Holder held common shares in such year, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the common shares and with respect to gain from the disposition of common shares. An “excess distribution” generally is defined as the excess of distributions with respect to the common shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the common shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the common shares ratably over its holding period for the common shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any Subsidiary PFIC. Thus,

U.S. Holders may not be able to make a QEF Election with respect to their common shares. U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of common shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Additional Tax on Passive Income

Individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in a trade or business). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

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

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

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

See Item 4C. “Organizational Structure” of this Annual Report.

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

We purchase goods and services in both Canadian and U.S. dollars and earn a significant portion of our revenues in U.S. dollars. We manage our U.S. dollar currency risk by, as far as possible, using cash received from U.S. dollar revenues to pay U.S. dollar expenses and by limiting holdings of U.S. dollar cash and cash equivalent balances to working capital levels. We used a forward exchange contract to convert US$45,000,000 into Canadian dollars in November 2012. We have not entered into any other agreements or purchased any instruments to hedge possible currency risks at this time.

b)	Interest Rate Risk and Equity Price Risk

We are equity financed and do not have any debt which could be subject to significant interest rate change risks. We have raised equity funding through the sale of securities denominated in Canadian and U.S. dollars, and will likely raise additional equity funding denominated in Canadian and U.S. dollars in the future.

We invest our cash reserves in a high interest savings account and in bankers’ acceptances with varying terms to maturity (not exceeding two years) issued by major Canadian banks, selected with regard to the expected timing of expenditures for continuing operations and prevailing interest rates. Investments with a maturity greater than three months are classified in our Balance Sheet as held-for-trading short-term investments and are recorded at cost plus accrued interest. The fair value of our cash investments as at December 31, 2012 is at least equal to the face value of those investments and the value reported in our Balance Sheet. Due to the relatively short-term nature of the investments that we hold, we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio.

c)	Exchange Rate Sensitivity

An analysis of our sensitivity to foreign currency exchange rate movements is not provided as a large proportion of our foreign currency purchases are reimbursed by collaborators and customers which mitigates our foreign currency risk; therefore, the impact on the Company is not material.

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

As of the end of our fiscal year ended December 31, 2012, an evaluation of the effectiveness of our “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) was carried out by the our management, with the participation of our Chief Executive Officer (CEO) and Chief Financial Officer (CFO). Based upon that evaluation, the CEO and CFO have concluded that as of the end of that fiscal year, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to the management of the registrant, including the CEO and CFO, to allow timely decisions regarding required disclosure.

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

Management has assessed the effectiveness of our internal control over financial reporting as at December 31, 2012. In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework in Internal Control – Integrated Framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

(c)	Attestation report of the registered public accounting firm

The Company is a “non-accelerated filer” within the meaning of Rule 12b-2 under the Exchange Act. Therefore, this annual report is not required to include an attestation report of our registered public accounting firm regarding our internal control over financial reporting.

(d)	Changes in internal control over financial reporting

There have been no changes in our internal control over financial reporting during the period covered by the annual report, being the fiscal year ended December 31, 2012, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting and disclosure controls and procedures.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERTS

The Audit Committee meets with the financial officers of the Company and the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures, and the audit procedures and plans. The committee also makes recommendations to the Board regarding the appointment of independent auditors. In addition, the committee reviews and recommends to the Board for approval the annual financial statements and the annual report and certain other documents including the interim financial statements required by the regulatory authorities. The committee is also responsible for approving the policies under which the financial officers of the Company may invest the funds in excess of those required for current operations. In 2010, the Audit Committee charter was revised to reflect our upcoming listing on the NASDAQ Capital Market. In its August 11, 2010 meeting, the Board of Directors approved the revised Audit Committee charter. The charter, in its most recently approved form dated August 14, 2012, is attached as an appendix to this Annual Report.

The committee has also adopted a policy that requires its approval of non-audit services to be provided by the Company’s auditors.

The committee is currently composed of Messrs. Jewell, Galbraith and Karbe (the committee chairman), none of whom are current or former executive officers of the Company. Our Board has determined that all three members of the Audit Committee are “audit committee financial experts,” as defined by the SEC because they meet the additional criteria for independence of Audit Committee members under the NASDAQ rules, they are financially literate, and based on either their training as a professional accountant or experience as a chief financial officer. See the biographies found in Item 6A. “Directors and Management” for a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member.

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

•	Compliance with all applicable laws, rules and regulations.

The Company’s Code of Business Conduct and related documents have been posted on Tekmira’s website at www.tekmirapharm.com.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees billed by external auditors

The aggregate fees billed for professional services rendered by KPMG for the years ended December 31, 2012 and December 31, 2011 are as follows:

	December 31, 2012	December 31, 2011
Audit fees(1)	$187,000	$208,800
Audit-related fees	$0	$0
Tax fees(2)	$33,550	$28,605
Other fees	$0	$0
Total fees	$220,550	$237,405

(1)	Quarterly reviews, review of SEC listing documents and review of prospectus.
(2)	Tax compliance and tax planning.

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

The Board of Directors approved all current Committee Charters and Guidelines on August 14, 2012. All of the above listed documents are publicly available on the Tekmira website at www.tekmirapharm.com.

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

ITEM 16H	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18	FINANCIAL STATEMENTS

Our consolidated financial statements are included in this Annual Report beginning on page F-1.

ITEM 19	EXHIBITS

The following exhibits are included in this Annual Report

Exhibit Number	Description

1.1*	Notice of Articles and Articles of the Company (incorporated herein by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

2.1*	Subscription Agreement, between the Company and Alnylam Pharmaceuticals, Inc., dated March 28, 2008 (incorporated herein by reference to Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

2.2*	Subscription Agreement, between the Company and Roche Finance Ltd., dated March 31, 2008 (incorporated herein by reference to Exhibit 2.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.1†*	Amendment No. 1 to the Amended and Restated Agreement, between the Company (formerly Inex Pharmaceuticals Corporation) and Hana Biosciences, Inc., effective as of May 27, 2009 (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.2†*	Amended and Restated License Agreement, between Inex Pharmaceuticals Corporation and Hana Biosciences, Inc, dated April 30, 2007 (incorporated herein by reference to Exhibit 4.2 to the Registrant’s Amendment No. 1 to Form 20-F for the year ended December 31, 2010 filed with the SEC on January 31, 2012).

4.3†*	Sublicense Agreement, between Inex Pharmaceuticals Corporation and Alnylam Pharmaceuticals, Inc., dated January 8, 2007 (incorporated herein by reference to Exhibit 4.3 to the Registrant’s Amendment No. 1 to Form 20-F for the year ended December 31, 2010 filed with the SEC on January 31, 2012).

4.4†*	Amended and Restated License and Collaboration Agreement, between the Company and Alnylam Pharmaceuticals, Inc., effective as of May 30, 2008 (incorporated herein by reference to Exhibit 4.4 to the Registrant’s Amendment No. 1 to Form 20-F for the year ended December 31, 2010 filed with the SEC on January 31, 2012).

4.5†*	Amended and Restated Cross-License Agreement, between Alnylam Pharmaceuticals, Inc. and Protiva Biotherapeutics Inc., dated May 30, 2008 (incorporated herein by reference to Exhibit 4.5 to the Registrant’s Amendment No. 1 to Form 20-F for the year ended December 31, 2010 filed with the SEC on January 31, 2012).

4.6†*	License Agreement, between Inex Pharmaceuticals and Aradigm Corporation, dated December 8, 2004 (incorporated herein by reference to Exhibit 4.6 to the Registrant’s Amendment No. 1 to Form 20-F for the year ended December 31, 2010 filed with the SEC on January 31, 2012).

4.7†*	Settlement Agreement, between Sirna Therapeutics, Inc. and Merck & Co., Inc. and Protiva Biotherapeutics Inc. and Protiva Biotherapeutics (USA), Inc., effective as of October 9, 2007 (incorporated herein by reference to Exhibit 4.7 to the Registrant’s Amendment No. 1 to Form 20-F for the year ended December 31, 2010 filed with the SEC on January 31, 2012).

4.8†*	Development, Manufacturing and Supply Agreement, between the Company and Alnylam Pharmaceuticals, Inc., dated January 2, 2009 (incorporated herein by reference to Exhibit 4.8 to the Registrant’s Amendment No. 1 to Form 20-F for the year ended December 31, 2010 filed with the SEC on January 31, 2012).

4.9†*	Executive Employment Agreement with Ian Mortimer, dated March 26, 2008 (incorporated herein by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

Exhibit Number	Description

4.10*	Executive Employment Agreement with Ian MacLachlan, dated May 30, 2008 (incorporated herein by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.11*	Executive Employment Agreement with Mark Murray, dated May 30, 2008 (incorporated herein by reference to Exhibit 4.11 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.12*	Executive Employment Agreement with Peter Lutwyche, dated January 1, 2009 (incorporated herein by reference to Exhibit 4.12 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.13*	Share Option Plan amended through May 12, 2009 (including form stock option agreements) (incorporated herein by reference to Exhibit 4.13 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.14*	Lease Agreement with Canada Lands Company CLC Limited dated December 15, 1997, as amended (incorporated herein by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.15*	Form of Indemnity Agreement (incorporated herein by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.16*	Award Contract with USASMDC/ARSTRAT effective date July 14, 2010 (incorporated herein by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.17†*	License Agreement between the University of British Columbia and Inex Pharmaceuticals Corporation executed on July 30, 2001 (incorporated herein by reference to Exhibit 4.17 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.18†*	Amendment Agreement between the University of British Columbia and Inex Pharmaceuticals Corporation dated July 11, 2006 (incorporated herein by reference to Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.19†*	Second Amendment Agreement between the University of British Columbia and Inex Pharmaceuticals Corporation dated January 8, 2007 (incorporated herein by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.20†*	Consent Agreement of the University of British Columbia to Inex/Alnylam Sublicense Agreement dated January 8, 2007 (incorporated herein by reference to Exhibit 4.20 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.21†*	Amendment No. 2 to the Amended and Restated Agreement, between the Company (formerly Inex Pharmaceuticals Corporation) and Hana Biosciences, Inc., effective as of September 20, 2010 (incorporated herein by reference to Exhibit 4.21 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.22†*	License and Collaboration Agreement between the Company and Halo-Bio RNAi Therapeutics, Inc. as of August 24, 2011 (incorporated herein by reference to Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 filed with the SEC on March 27, 2012).

4.23*	Loan Agreement with Silicon Valley Bank dated as of December 21, 2011 (incorporated herein by reference to Exhibit 4.23 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 filed with the SEC on March 27, 2012).

4.24*	Employment Agreement with Paul Brennan dated August 24, 2010 (incorporated herein by reference to Exhibit 4.24 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 filed with the SEC on March 27, 2012).

4.25*	Tekmira 2011 Omnibus Share Compensation Plan approved by shareholders on June 22, 2011 (incorporated herein by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 filed with the SEC on March 27, 2012).

Exhibit Number	Description

4.26††**	Settlement Agreement and General Release, by and among Tekmira Pharmaceuticals Corporation, Protiva Biotherapeutics Inc., Alnylam Pharmaceuticals, Inc., and AlCana Technologies, Inc., dated November 12, 2012

4.27††**	Cross-License Agreement by and among Alnylam Pharmaceuticals, Inc., Tekmira Pharmaceuticals Corporation and Protiva Biotherapeutics Inc., dated November 12, 2012

4.28††**	License Agreement by and among Protiva Biotherapeutics Inc. and Marina Biotech, Inc. dated November 28, 2012

4.29**	Employment Agreement with Diane Gardiner dated March 1, 2013

8.1*	List of Subsidiaries (incorporated herein by reference to Exhibit 8.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

12.1**	Certification of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	Certification of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1**	Consent of KPMG LLP

101	Interactive Data Files

*	Previously filed.
**	Filed herewith.
†	Confidential treatment granted as to portions of this exhibit.
††	Confidential treatment has been requested as to portions of this exhibit.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEKMIRA PHARMACEUTICALS CORPORATION

/s/ Mark J. Murray
Mark J. Murray
President and Chief Executive Officer

Date: March 27, 2013

INDEX TO THE FINANCIAL STATEMENTS

For the period ended December 31, 2012

TEKMIRA PHARMACEUTICALS

CORPORATION

Consolidated Financial Statements (expressed in Canadian dollars)

(Prepared in accordance with generally accepted accounting principles used in the

United States of America (U.S. GAAP))

December 31, 2012

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

March 27, 2013

AUDITORS’ REPORT TO THE DIRECTORS

To the Shareholders and Board of Directors

We have audited the accompanying consolidated financial statements of Tekmira Pharmaceuticals Corporation, which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011, the consolidated statements of operations and comprehensive income (loss), stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Tekmira Pharmaceuticals Corporation as at December 31, 2012 and December 31, 2011 and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2012 in accordance with generally accepted accounting principles in the United States of America.

/s/ KPMG LLP

Chartered Accountants

March 27, 2013

Vancouver, Canada

TEKMIRA PHARMACEUTICALS CORPORATION

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

(Prepared in accordance with U.S. GAAP)

	December 31 2012	December 31 2011
Assets
Current assets:
Cash and cash equivalents	$46,785,518	$9,184,134
Accounts receivable	1,069,437	880,693
Accrued revenue	2,361,836	185,356
Deferred expenses	429,221	788,111
Investment tax credits receivable	9,825	331,032
Prepaid expenses and other assets	327,609	424,387

Total current assets	50,983,446	11,793,713

Property and equipment (note 4)	13,121,268	18,684,491

Less accumulated depreciation and impairment (note 4)	(11,776,396)	(16,486,912)

Property and equipment net of accumulated depreciation and impairment (note 4)	1,344,872	2,197,579

Total assets	$52,328,318	$13,991,292

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued liabilities (note 11)	$3,776,287	$3,972,551
Deferred revenue (note 3)	3,127,629	2,807,898
Warrants (note 6)	3,994,449	205,044

Total current liabilities	10,898,365	6,985,493
Deferred revenue, net of current portion (note 3)	718,779	1,690,529

Total liabilities	11,617,144	8,676,022
Stockholders’ equity:
Common shares (note 6)
Authorized - unlimited number with no par value Issued and outstanding:
14,305,356 (December 31, 2011 - 12,148,635)	238,245,333	233,501,253
Additional paid-in capital	31,520,480	30,661,704
Deficit	(229,054,639)	(258,847,687)

Total stockholders’ equity	40,711,174	5,315,270

Total liabilities and stockholders’ equity	$52,328,318	$13,991,292

Nature of business and future operations (note 1)

Contingencies and commitments (note 9)

See accompanying notes to the consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Expressed in Canadian Dollars)

(Prepared in accordance with U.S. GAAP)

	Year ended December 31
	2012	2011	2010
Revenue (note 3)
Collaborations and contracts	$12,097,378	$16,122,843	$14,923,860
Licensing fees and milestone payments	2,010,100	524,100	514,129
License amendment payment (note 3(f))	—	—	5,916,750

Total revenue	14,107,478	16,646,943	21,354,739

Expenses
Research, development, collaborations and contracts	18,031,718	19,898,969	22,133,983
General and administrative	8,135,528	6,312,487	4,780,745
Depreciation of property and equipment	865,041	975,512	1,038,573
Loss on purchase and settlement of exchangeable and development notes (note 3(f))	—	—	5,916,750

Total expenses	27,032,287	27,186,968	33,870,051

Loss from operations	(12,924,809)	(10,540,025)	(12,515,312)

Other income (losses)
Interest income	138,231	124,852	106,957
Licensing settlement payment (note 3(b))	65,039,000	—	—
Licensing settlement legal fees (note 3(b))	(18,618,043)	—	—
Foreign exchange gains (losses)	24,839	(14,522)	(7,125)
Warrant issuance costs (note 6(a))	(47,000)	(80,000)	—
(Increase) decrease in fair value of warrant liability	(3,819,170)	572,769	—

Net income (loss) and comprehensive income (loss)	$29,793,048	$(9,936,926)	$(12,415,480)

Income (loss) per common share (note 1)
Basic	$2.17	$(0.88)	$(1.20)
Diluted	$2.08	$(0.88)	$(1.20)

Weighted average number of common shares (note 1)
Basic	13,727,925	11,318,766	10,332,941
Diluted	14,320,814	11,318,766	10,332,941

See accompanying notes to the consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Consolidated Statement of Stockholders’ Equity

For the years ended December 31, 2012, 2011 and 2010

(Expressed in Canadian Dollars)

(Prepared in accordance with U.S. GAAP)

	Number of shares	Share capital	Additional paid-in capital	Deficit	Total stockholders’ equity

Balance, December 31, 2009	10,328,587	$229,426,757	$29,531,049	$(236,495,281)	$22,462,525

Stock-based compensation	—	—	650,620	—	650,620

Issuance of common shares pursuant to exercise of options	10,115	64,772	(29,859)	—	34,913

Net loss	—	—	—	(12,415,480)	(12,415,480)

Balance, December 31, 2010	10,338,702	$229,491,529	$30,151,810	$(248,910,761)	$10,732,578

Stock-based compensation	—	—	626,119	—	626,119

Issuance of common shares pursuant to exercise of options	20,033	126,886	(116,225)	—	10,661

Issuance of common shares in conjunction with the public offering, net of issuance costs of $475,568 and net of initial fair value of warrants of $742,809	1,789,900	3,882,838	—	—	3,882,838

Net loss	—	—	—	(9,936,926)	(9,936,926)

Balance, December 31, 2011	12,148,635	$233,501,253	$30,661,704	$(258,847,687)	$5,315,270

Stock-based compensation	—	—	981,656	—	981,656

Issuance of common shares pursuant to exercise of options	38,635	193,925	(122,880)	—	71,045

Issuance of common shares pursuant to exercise of warrants	269,485	1,511,997	—	—	1,511,997

Issuance of common shares in conjunction with the private offering, net of issuance costs of $178,407 and net of initial fair value of warrants of $850,358	1,848,601	3,038,158	—	—	3,038,158

Net income	—	—	—	29,793,048	29,793,048

Balance, December 31, 2012	14,305,356	$238,245,333	$31,520,480	$(229,054,639)	$40,711,174

See accompanying notes to the consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Consolidated Statements of Cash Flow

(Expressed in Canadian Dollars)

(Prepared in accordance with U.S. GAAP)

	Year ended December 31
	2012	2011	2010
OPERATING ACTIVITIES
Income (loss) for the year	$29,793,048	$(9,936,926)	$(12,415,480)
Items not involving cash:
Depreciation of property and equipment	865,041	975,512	1,038,573
Stock-based compensation expense	981,656	626,119	650,620
Foreign exchange (gains) losses arising on foreign currency cash balances	29,273	(20,095)	7,187
Warrant issuance costs	47,000	80,000	—
Change in fair value of warrant liability	3,819,170	(572,769)	—
Fair value of warrants issued in conjunction with debt facility	—	35,004	—
Net change in non-cash operating items:
Accounts receivable	(188,744)	2,438,036	(2,265,834)
Accrued revenue	(2,176,480)	632,108	(817,464)
Deferred expenses	358,890	(230,855)	(557,256)
Investment tax credits receivable	321,207	72,548	(123,448)
Inventory	—	150,731	(150,731)
Prepaid expenses and other assets	96,778	(109,330)	(88,076)
Accounts payable and accrued liabilities	(196,264)	(2,179,372)	498,096
Deferred revenue	(652,019)	360,685	2,975,305

Net cash provided by (used in) operating activities	33,098,556	(7,678,604)	(11,248,508)

INVESTING ACTIVITIES
Proceeds from sale of property and equipment	2,490	—	—
Acquisition of property and equipment	(14,824)	(59,675)	(830,948)

Net cash provided by (used in) investing activities	(12,334)	(59,675)	(830,948)

FINANCING ACTIVITIES
Proceeds from issuance of common shares and warrants, net of issuance costs	3,841,516	4,545,647	—
Issuance of common shares pursuant to exercise of options	71,045	10,661	34,913
Issuance of common shares pursuant to exercise of warrants	631,874	—	—

Net cash provided by financing activities	4,544,435	4,556,308	34,913

Foreign exchange gains (losses) arising on foreign currency cash balances	(29,273)	20,095	(7,187)

Increase (decrease) in cash and cash equivalents	37,601,384	(3,161,876)	(12,051,730)
Cash and cash equivalents, beginning of period	9,184,134	12,346,010	24,397,740

Cash and cash equivalents, end of period	$46,785,518	$9,184,134	$12,346,010

Supplemental cash flow information

Investment tax credits received	$321,207	$102,464	$36,613
Fair value of warrants issued in conjunction with public offering	$850,358	$742,809	$—
Fair value of warrants issued in conjunction with debt facility	$—	$35,004	$—

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

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amounts of assets, liabilities, revenue, expenses, contingent assets and contingent liabilities as at the end or during the reporting period. Actual results could significantly differ from those estimates. Significant areas requiring the use of management estimates relate to recognition of revenue, stock-based compensation, share purchase warrant valuation and the amounts recorded as accrued liabilities.

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

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, investment tax credits receivable, accounts payable and accrued liabilities, warrants and promissory notes.

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

The following tables present information about the Company’s assets and liabilities that are measured at fair value on a recurring basis, and indicates the fair value hierarchy of the valuation techniques used to determine such fair value:

	Level 1	Level 2	Level 3	December 31, 2012
Assets
Cash	$44,148,562	—	—	$44,148,562
Guaranteed Investment Certificates	2,636,956	—	—	2,636,956

Total	$46,785,518	—	—	$46,785,518
Liabilities
Warrants	—	—	$3,994,449	$3,994,449

	Level 1	Level 2	Level 3	December 31, 2011
Assets
Cash	$1,556,253	—	—	$1,556,253
Guaranteed Investment Certificates	7,627,881	—	—	7,627,881

Total	$9,184,134	—	—	$9,184,134
Liabilities
Warrants	—	—	$205,044	$205,044

The following table presents the changes in fair value of the Company’s warrants:

	Liability at beginning of the period	Opening liability of warrants issued in the period	Fair value of warrants exercised in the period	Increase (decrease) in value of warrants	Liability at end of the period
Year ended December 31, 2011	$—	$777,813	$—	$(572,769)	$205,044
Year ended December 31, 2012	$205,044	$850,358	$(880,123)	$3,819,170	$3,994,449

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

Materials purchased for the Company’s own research and development products, or, for collaborative partners where an acceptance criteria does not apply, are not recorded as inventory but are expensed at the time of receipt.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

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

Revenue and expenses under the contract with the United States Government are being recorded using the percentage-of-completion method. Contract progress is based on costs incurred to date. Expenses under the contract are recorded in the Company’s consolidated statement of operations and comprehensive income (loss) as they are incurred. Government contract revenues related to expenses incurred under the contract are recorded in the same period as those expenses. Expenses accrued under the contract but not yet invoiced are recorded in the Company’s balance sheet as accrued liabilities and accrued revenues. Equipment purchased under the contract is recorded on the Company’s balance sheet as deferred expense and deferred revenue and amortized, on a straight-line basis, over the life of the contract.

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

Income or loss per share

Income or loss per share is calculated based on the weighted average number of common shares outstanding. Diluted loss per share does not differ from basic loss per share since the effect of the Company’s stock options and warrants is anti-dilutive. Diluted income per share is calculated using the treasury stock method which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common shares from outstanding, in-the-money stock options and warrants.

The following table sets out the computation of basic and diluted net income (loss) per common share:

	Year ended December 31
	2012	2011	2010
Numerator:
Net income (loss)	$29,793,048	$(9,936,926)	$(12,415,480)

Denominator:
Weighted average number of common shares	13,727,925	11,318,766	10,332,941
Effect of dilutive securities:
Warrants	177,374	—	—
Options	415,515	—	—

Diluted weighted average number of common shares	14,374,160	11,318,766	10,332,941

Basic income (loss) per common share	$2.17	$(0.88)	$(1.20)

Diluted income (loss) per common share	$2.08	$(0.88)	$(1.20)

For the year ended December 31, 2012, potential common shares of 1,085,503 were excluded from the calculation of income per common share because their inclusion would be anti-dilutive (December 31, 2011 –2,830,635; December 31, 2010 – 1,627,280).

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

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

Deferred income taxes

Income taxes are accounted for using the asset and liability method of accounting. Deferred income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases and for loss carry-forwards. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the periods in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax laws or rates is included in earnings in the period that includes the enactment date. When realization of deferred income tax assets does not meet the more-likely-than-not criterion for recognition, a valuation allowance is provided.

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

Warrants

The Company accounts for the warrants under the authoritative guidance on accounting for derivative financial instruments indexed to, and potentially settled in, a company’s own stock, on the understanding that in compliance with applicable securities laws, the registered warrants require the issuance of registered securities upon exercise and do not sufficiently preclude an implied right to net cash settlement. The Company classifies warrants in its consolidated balance sheet as a liability which is revalued at each balance sheet date subsequent to the initial issuance. The Company uses the Black-Scholes pricing model to value the warrants. Determining the appropriate fair-value model and calculating the fair value of registered warrants requires considerable judgment. A small change in the estimates used may cause a relatively large change in the estimated valuation. The estimated volatility of the Company’s common stock at the date of issuance, and at each subsequent reporting period, is based upon observations of warrants in the market with similar characteristics and expected remaining lives. The risk-free interest rate is based on the zero-coupon rate for bonds with a maturity similar to the expected remaining life of the warrants at the valuation date. The expected life of the warrants is assumed to be equivalent to their remaining contractual term.

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

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. This newly issued accounting standard requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the balance sheet as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on its balance sheet. This ASU is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years,

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

beginning on or after January 1, 2013. As this accounting standard only requires enhanced disclosure, the adoption of this standard is not expected to have an impact on the Company’s financial position or statement of operations.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This newly issued accounting standard (1) eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity; (2) requires the consecutive presentation of the statement of net income and other comprehensive income; and (3) requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income nor do the amendments affect how earnings per share is calculated or presented. In December 2011, the FASB issued ASU No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which defers the requirement within ASU 2011-05 to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. During the deferral, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect prior to the issuance of ASU 2011-05. These ASUs are required to be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, which for the Company means January 1, 2012. As these accounting standards do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income, the adoption of these standards did not have an impact on the Company’s financial position or results of operations.

In February 2013, the FASB issued amendments to the accounting guidance for presentation of comprehensive income to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments do not change the current requirements for reporting net income or other comprehensive income, but do require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where the net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about these amounts. For public companies, these amendments are effective prospectively for reporting periods beginning after December 15, 2012. We do not believe the adoption of this guidance will have a material impact on our consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This newly issued accounting standard clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This ASU is effective on a prospective basis for annual and interim reporting periods beginning on or after December 15, 2011, which for the Company means January 1, 2012. The adoption of this standard did not have a material impact on the Company’s financial position or results of operations.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

3.	Collaborations, contracts and licensing agreements

The following tables set forth revenue recognized under collaborations, contracts and licensing agreements:

	Year ended December 31
	2012	2011	2010
Collaborations and contracts
U.S. Government (a)	$11,528,660	$11,432,163	$3,560,711
Alnylam (b)	9,713	4,142,796	6,258,535
BMS (c)	439,995	432,106	227,995
Roche (d)	—	40,232	4,499,689
Other RNAi collaborators (e)	119,010	75,546	376,930

Total research and development collaborations and contracts	12,097,378	16,122,843	14,923,860

Licensing fees and milestone payments
Alnylam milestone payments (b)	1,018,100	524,100	514,129
Talon payments (f)	992,000	—	5,916,750

Total licensing fees and milestone payments	2,010,100	524,100	6,430,879

Total revenue	$14,107,478	$16,646,943	$21,354,739

The following table sets forth deferred collaborations and contracts revenue:

	December 31, 2012	December 31, 2011

U.S. Government (a)	$1,381,922	$1,593,946
BMS current portion (c)	1,745,707	1,213,952

Deferred revenue, current portion	3,127,629	2,807,898

BMS long-term portion (c)	718,779	1,690,529

Total deferred revenue	$3,846,408	$4,498,427

(a)	Contract with U.S. Government to develop TKM-Ebola

On July 14, 2010, the Company signed a contract with the United States Government to advance TKM-Ebola, an RNAi therapeutic utilizing the Company’s lipid nanoparticle technology to treat Ebola virus infection.

In the initial phase of the contract, funded as part of the Transformational Medical Technologies program, the Company is eligible to receive up to US$34.7 million. This initial funding is for the development of TKM-Ebola including completion of preclinical development, filing an Investigational New Drug application with the United States Food and Drug Administration (“FDA”) and completing a Phase 1 human safety clinical trial.

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

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

under the contract varies based on costs incurred versus budgeted costs. Until the Company is able to make a reliable estimate of the final contract costs, only the minimum incentive fee achievable and earned is recognized.

On August 6, 2012, the Company announced that it had received a temporary stop-work order from the U.S. Government in respect of this contract. On October 2, 2012, the Company announced that the stop-work order had been lifted and work on the contract resumed. On November 1, 2012, the Company submitted a contract modification request to the U.S. Government in order to integrate recent advancements in the Company’s formulation technology. The modification request is currently being negotiated while work is continuing on the contract.

(b)	License and collaboration with Alnylam Pharmaceuticals, Inc. (“Alnylam”)

License and Collaboration Agreement with Alnylam through Tekmira

On January 8, 2007, the Company entered into a licensing and collaboration agreement with Alnylam (“Alnylam License and Collaboration”), which was amended and restated in May 2008, giving them an exclusive license to certain of the Company’s historical lipid nanoparticle intellectual property for the discovery, development, and commercialization of ribonucleic acid interference (“RNAi”) therapeutics.

The Alnylam License and Collaboration was replaced by a new license agreement as part of the settlement which is discussed below.

Cross-License with Alnylam acquired through Protiva

As a result of the acquisition of Protiva on May 30, 2008, the Company acquired a Cross-License Agreement between Protiva and Alnylam (the “Alnylam Cross-License”). Alnylam was granted a non-exclusive license to the Protiva intellectual property.

The Alnylam Cross-License was replaced by a new license agreement as part of the settlement which is discussed below.

Manufacturing agreement with Alnylam

Under a manufacturing agreement with Alnylam (the “Alnylam Manufacturing Agreement”) effective January 1, 2009, the Company was the exclusive manufacturer of any products required by Alnylam through to the end of Phase 2 clinical trials that utilize the Company’s technology. Alnylam was paying the Company for the provision of staff and for external costs incurred. Time charged to Alnylam was at a fixed rate and under the Alnylam Manufacturing Agreement there was a contractual minimum for the provision of staff of $11,200,000 over the three year period ending December 31, 2011.

The Alnylam Manufacturing Agreement was terminated as part of the settlement which is discussed below.

Milestone payments

In June 2012 the Company earned a $1,018,100 (US$1,000,000) milestone from Alnylam in respect of the initiation of Alnylam’s ALN-TTR02 Phase 2 human clinical trial.

Settlement of litigation with Alnylam and AlCana Technologies Inc. (“AlCana”)

On March 16, 2011 the Company filed a complaint against Alnylam. On November 12, 2012, the Company entered into an agreement to settle all litigation between the Company and Alnylam and AlCana (the “Settlement”) and also entered into a new licensing agreement with Alnylam that replaces all earlier licensing, cross-licensing, collaboration, and manufacturing agreements. The Company expects to enter into a separate cross license agreement with AlCana which will include milestone and royalty payments and AlCana has agreed not to compete in the RNAi field for five years. In conjunction with the Settlement, the Company paid AlCana $298,080 (US$300,000). A further $1,492,350 (US$1,500,000) (see note 11), which the Company expects to pay upon the execution of a cross license agreement with AlCana, was included in research, development, collaborations and contracts expenses in the year ended December 31, 2012 .

As a result of the new Alnylam license agreement, on November 26, 2012, the Company received $65,039,000 (US$65,000,000) in cash from Alnylam. This includes US$30,000,000 associated with the termination of the

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

manufacturing agreement and US$35,000,000 associated with the termination of the previous license agreements, as well as a modification of the milestone and royalty schedules associated with Alnylam’s ALN-VSP, ALN-PCS, and ALN-TTR programs. In addition, Alnylam has transferred all agreed upon patents and patent applications related to lipid nanoparticle (“LNP”) technology for the systemic delivery of RNAi therapeutic products, including the MC3 lipid family, to the Company, who will own and control prosecution of this intellectual property portfolio. The Company is the only entity able to sublicense its LNP intellectual property in future platform-type relationships. Alnylam has a license to use the Company’s intellectual property to develop and commercialize products and may only grant access to the Company’s LNP technology to its partners if it is part of a product sublicense. Alnylam will pay the Company milestones and royalties as Alnylam’s LNP-enabled products are developed and commercialized.

The new licensing agreement with Alnylam also grants the Company intellectual property rights to develop its own proprietary RNAi therapeutics. Alnylam has granted the Company a worldwide license for the discovery, development and commercialization of RNAi products directed to thirteen gene targets – three exclusive and ten non-exclusive licenses – provided that they have not been committed by Alnylam to a third party or are not otherwise unavailable as a result of the exercise of a right of first refusal held by a third party or are part of an ongoing or planned development program of Alnylam. Licenses for five of the ten non-exclusive targets – ApoB, PLK1, Ebola, WEE1, and CSN5 – have already been granted, along with an additional license for ALDH2, which has been granted on an exclusive basis. In consideration for this license, the Company has agreed to pay single-digit royalties to Alnylam on product sales and have milestone obligations of up to US$8,500,000 on the non-exclusive licenses (with the exception of TKM-Ebola, which has no milestone obligations). Alnylam no longer has “opt-in” rights to the Company’s lead oncology product, TKM-PLK1, so the Company now holds all development and commercialization rights related TKM-PLK1. The Company will have no milestone obligations on the three exclusive licenses.

As a result of the settlement of the litigation between the Company and Alnylam, $18,618,043 (US$18,737,966) in a contingent obligation payment to Orrick, Herrington and Sutcliffe LLP (“Orrick”), lead legal counsel for the lawsuit against Alnylam and AlCana, was paid out on December 10, 2012 and recorded as other income (losses).

(c)	Bristol-Myers Squibb (“BMS”) collaboration

On May 10, 2010 the Company announced the expansion of its research collaboration with BMS. Under the new agreement, BMS uses small interfering RNA (“siRNA”) molecules formulated by the Company in LNP technology to silence target genes of interest. BMS is conducting the preclinical work to validate the function of certain genes and share the data with the Company. The Company can use the preclinical data to develop RNAi therapeutic drugs against the therapeutic targets of interest. The Company received $3,233,400 (US$3,000,000) from BMS concurrent with the signing of the agreement and recorded the amount as deferred revenue. The Company is required to provide a pre-determined number of LNP batches over the four-year agreement. BMS has a first right to negotiate a licensing agreement on certain RNAi products developed by the Company that evolve from BMS validated gene targets.

Revenue from the May 10, 2010 agreement with BMS is being recognized as the Company produces the related LNP batches.

(d)	Roche collaboration

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

On May 27, 2009, the Talon License Agreement was amended to decrease the size of near-term milestone payments and increase the size of long-term milestone payments. On September 20, 2010, the Talon License Agreement was amended a second time such that Talon paid $5,916,750 (US$5,750,000) in consideration for reducing certain future payments associated with the product candidates. The payment of $5,916,750 was recorded as license amendment revenue. If Talon sublicenses any of the product candidates, the Company is eligible to receive a percentage of any upfront fees or milestone payments received by Talon.

The Company had a contingent obligation that arose through a Purchase and Settlement Agreement dated June 20, 2006 whereby the Company retired exchangeable and development notes in exchange for contingent consideration including certain future milestone and royalty payments from Talon. Concurrent with signing the second amendment of the Talon License Agreement the Company signed a Waiver and Release with certain contingent creditors, the “Former Noteholders”. The balance of the contingent obligation related to the Talon milestones and royalties immediately prior to signing the Waiver and Release was US$22,835,476. As per the terms of the Waiver and Release, in 2010, the Company paid the Former Noteholders $5,916,750 (US$5,750,000) in full settlement of the contingent obligation and recorded the payment as a loss on the purchase and settlement of the exchangeable and development notes. From the date of the Waiver and Release, the Company has no further obligation to the Former Noteholders and will retain any milestones or royalties received from Talon.

On August 9, 2012, the Company announced that Talon had received accelerated approval for Marqibo® from the FDA for the treatment of adult patients with Philadelphia chromosome negative acute lymphoblastic leukemia in second or greater relapse or whose disease has progressed following two or more anti-leukemia therapies. Marqibo is a liposomal formulation of the chemotherapy drug vincristine. In the year ended December 31, 2012, the Company received a milestone of $992,000 (US$1,000,000) based on the FDA’s approval of Marqibo and will receive royalty payments based on Marqibo’s commercial sales. There are no further milestones related to Marqibo but the Company is eligible to receive total milestone payments of up to US$18,000,000 on Alocrest and Brakiva.

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

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

4.	Property and equipment

December 31, 2012	Cost	Accumulated depreciation and impairment	Net book value

Lab equipment	$5,110,910	$(4,763,611)	$347,299
Leasehold improvements	5,948,003	(5,016,316)	931,687
Computer and office equipment	1,641,223	(1,577,244)	63,979
Furniture and fixtures	421,132	(419,225)	1,907

	$13,121,268	$(11,776,396)	$1,344,872

December 31, 2011	Cost	Accumulated depreciation and impairment	Net book value

Lab equipment	$7,688,286	$(6,984,194)	$704,092
Leasehold improvements	7,212,104	(5,976,916)	1,235,188
Computer and office equipment	3,120,072	(2,869,622)	250,450
Furniture and fixtures	664,029	(656,180)	7,849

	$18,684,491	$(16,486,912)	$2,197,579

In the year ended December 31, 2012, the Company identified certain property and equipment that is not currently in use. All of this property and equipment had been fully depreciated and had a net book value of zero. The cost and accumulated depreciation of this property and equipment of $5,574,219 was removed from the Company’s balance sheet on December 31, 2012.

5.	Borrowing facility

On December 21, 2011, the Company signed an agreement with Silicon Valley Bank (“SVB”) for a term loan facility (the “loan”) of up to $3,051,000 (US$3,000,000). On September 24, 2012 the loan was amended to extend the deadline for any draw down on the facility from September 30, 2012 to December 31, 2012. The loan would have matured on September 1, 2015 and would have carried fixed interest rate of 8% annually. The Company did not draw down on the loan and the facility has now expired.

In part payment for establishing the loan, the Company issued SVB 54,545 common share purchase warrants with an exercise price of $1.65 and an expiration date of December 21, 2018. On the date of issuance, the Black-Scholes aggregate value of the 54,545 warrants was $35,004 and is based on an assumed risk-free interest rate of 1.48%, volatility of 40%, a zero dividend yield and an expected life of 7 years. The fair value of the warrants at issuance was recorded as a liability.

At December 31, 2011, the Black-Scholes value of the warrants was $35,004, based on an assumed risk-free interest rate of 1.51%, volatility of 40%, a zero dividend yield and an expected life of 6.98 years.

The 54,545 warrants were exercised by SVB during the year ended December 31, 2012 (note 6 (d)).

The legal and professional costs of establishing the loan of $70,095 and the initial fair value of the warrants of $35,004 are included in general and administrative expenses in the year ended December 31, 2011.

6.	Share capital

(a)	Financing

On June 16, 2011, the Company completed a public offering of 1,789,900 units at a price of $2.85 each for total gross proceeds, before expenses, of $5,101,215. Each unit consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

of $3.35. The warrants expire on June 15, 2016. After paying underwriter’s commission and other unit issue costs, the offering generated net cash of $4,545,647. The total unit issuance cost of $555,568 has been allocated, on a pro-rata basis, as $475,568 to the shares and $80,000 to the warrants and recorded, respectively, to share capital and warrant issuance costs in the consolidated statement of operations and comprehensive income (loss).

On the date of issuance, the Black-Scholes aggregate value of the 894,950 warrants was $742,809 based on an assumed risk-free interest rate of 2.19%, volatility of 40%, a zero dividend yield and an expected life of 5 years. The fair value of the warrants at issuance was initially recorded as a liability with the residual amount of proceeds allocated to share capital.

On February 29, 2012, the Company completed a private placement offering of 1,848,601 units at a price of $2.20 each for total gross proceeds, before expenses, of $4,066,923. Each unit consists of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $2.60. The warrants expire on February 28, 2017. After paying brokerage fees and other unit issue costs, the offering generated net cash of $3,841,516. The total unit issuance cost of $225,407 has been allocated, on a pro-rata basis, as $178,407 to the shares and $47,000 to the warrants and recorded, respectively, to share capital and warrant issuance costs in the consolidated statement of operations and comprehensive income (loss).

On the date of issuance, the Black-Scholes aggregate value of the 924,302 warrants was $850,358 based on an assumed risk-free interest rate of 1.44%, volatility of 40%, a zero dividend yield and an expected life of 5 years. The fair value of the warrants at issuance was initially recorded as a liability with the residual amount of proceeds from the private placement being allocated to share capital.

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

(d)	Warrants to purchase common shares

During the year ended December 31, 2012, there were 230,841 warrants exercised for $631,874 in cash and 54,545 warrants exercised using the cashless exercise provision in return for 38,644 common shares (year ended December 31, 2011 – nil).

A following table summarizes the Company’s warrant activity for the years ended December 31, 2011 and 2012:

	Common shares purchasable upon exercise of warrants	Weighted average exercise price	Range of exercise prices	Weighted average remaining contractual life (years)	Aggregate intrinsic value

Balance, December 31, 2010	—	—	—	—
Issued	949,495	$3.25	$1.65 - $3.35

Balance, December 31, 2011	949,495	$3.25	$1.65 - $3.35	4.6	—
Issued	924,302	$2.60	$2.60
Exercised	(285,386)	$2.53	$1.65 - $3.35

Balance, December 31, 2012	1,588,411	$3.00	$2.60 - $3.35	3.8	$3,140,893

The aggregate intrinsic value in the table above is calculated based on the difference between the exercise price of the warrants and the quoted price of the Company’s common stock as of the reporting date.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

All of the Company’s warrants were exercisable as of December 31, 2012.

The weighted average Black-Scholes option-pricing assumptions and the resultant fair values are as follows for warrants outstanding at December 31, 2012 and 2011 are as follows:

	Year ended December 31
	2012	2011
Dividend yield	0.00%	0.00%
Expected volatility	40.00%	40.00%
Risk-free interest rate	1.28%	1.29%
Expected average term	3.8 years	4.6 years
Fair value of warrants outstanding	$2.51	$0.22
Aggregate fair value of warrants outstanding	$3,994,449	$205,044

The value of the Company’s warrants are particularly sensitive to changes in the Company’s share price and the estimated rate of share price volatility.

(e)	Stock-based compensation

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

Under the Company’s 2011 Plan the Board of Directors may grant options, and other types of Awards, to employees, directors and consultants of the Company. The exercise price of the options is determined by the Company’s Board of Directors but will be at least equal to the closing market price of the common shares on the day preceding the date of grant and the term may not exceed 10 years. Options granted generally vest over three years for employees and immediately for directors.

Hereafter, information on options governed by the 2007 Plan and 2011 Plan is presented on a consolidated basis as the terms of the two plans are similar. Information on the Protiva Option Plan is presented separately.

On June 20, 2012, the shareholders of the Company approved a 550,726 increase in the number of stock-based compensation awards that the Company is permitted to issue.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

Stock option activity for the Company’s 2007 Plan and 2011 Plan

	Number of optioned common shares	Weighted average exercise price	Aggregate intrinsic value

Balance, December 31, 2009	865,628	$10.10	$705,885
Options granted	275,225	$4.40
Options exercised	(9,548)	$3.63	$29,320
Options forfeited, cancelled or expired	(47,873)	$27.38

Balance, December 31, 2010	1,083,432	$7.95	$756,628
Options granted	403,100	$2.14
Options exercised	(1,667)	$1.50	$1,330
Options forfeited, cancelled or expired	(71,547)	$27.42

Balance, December 31, 2011	1,413,318	$5.32	$1,800
Options granted	326,300	$4.16
Options exercised	(28,417)	$2.34	$81,545
Options forfeited, cancelled or expired	(62,355)	$21.27

Balance, December 31, 2012	1,648,846	$4.54	$2,299,512

Options under the 2007 Plan and 2011 Plan expire at various dates from December 5, 2013 to December 9, 2022.

The following table summarizes information pertaining to stock options outstanding at December 31, 2012 under the Company’s 2007 Plan and 2011 Plan:

	Options outstanding December 31, 2012			Options exercisable December 31, 2012
Range of Exercise prices	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options exercisable	Weighted average exercise price

$ 1.50 to $ 1.90	296,450	7.6	$1.71	232,950	$1.71
$ 2.10 to $ 2.60	316,000	8.8	2.30	241,375	2.37
$ 3.00 to $ 3.10	129,525	3.2	3.03	129,525	3.03
$ 3.73 to $ 3.85	176,550	7.1	3.85	142,688	3.85
$ 4.60 to $ 5.15	321,565	8.9	5.00	164,924	4.88
$ 5.35 to $ 5.60	270,041	4.8	5.56	270,040	5.56
$ 5.90 to $11.60	117,465	4.3	7.08	112,403	7.03
$49.20 to $69.00	21,250	0.9	58.00	21,250	58.00

$ 1.50 to $69.00	1,648,846	6.9	$4.54	1,315,155	$4.75

At December 31, 2012, there were 1,315,155 options exercisable (December 31, 2011 – 1,015,224; December 31, 2010 - 861,549) with a weighted average exercise price of $4.75. The weighted average remaining contractual life of exercisable options as at December 31, 2012 was 6.3 years. The aggregate intrinsic value of options exercisable at December 31, 2012 was $1,834,841.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

A summary of the Company’s non-vested stock option activity and related information for the year ended December 31, 2012 is as follows:

	Number of optioned common shares	Weighted average fair value

Non-vested at December 31, 2011	398,094	$2.51

Options granted	326,300	4.16
Options vested	(372,128)	2.88
Non-vested options forfeited	(18,575)	2.72

Non-vested at December 31, 2012	333,691	$3.38

The weighted average remaining contractual life for options expected to vest at December 31, 2012 was 9.2 years and the weighted average exercise price for these options was $3.69 per share.

The aggregate intrinsic value of options expected to vest as at December 31, 2012 was $450,330 (December 31, 2011 - $nil; December 31, 2010 - $175,905).

The total fair value of options that vested during the year ended December 31, 2012 was $1,071,548 (2011 - $351,542; 2010 - $468,105).

Valuation assumptions for the Company’s 2007 Plan and 2011 Plan

The fair value of stock options at date of grant, based on the following assumptions, was estimated using the Black-Scholes option-pricing model. Assumptions on the dividend yield are based on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends. Assumptions about the Company’s expected stock-price volatility are based on the historical volatility of the Company’s publicly traded stock. The risk-free interest rate used for each grant is equal to the zero coupon rate for instruments with a similar expected life. Expected life assumptions are based on the Company’s historical data. The Company currently expects, based on an analysis of its historical forfeitures, that no options will be forfeited by senior employees and that approximately 94% of its options issued to non-senior employees will ultimately vest, and based on a three year vesting period has applied an annual forfeiture rate of 2.0% to all unvested options held by non-senior employees as of December 31, 2012. The Company will record additional expense if the actual forfeitures are lower than estimated and will record a recovery of prior expense if the actual forfeitures are higher than estimated. The weighted average option pricing assumptions and the resultant fair values are as follows:

	Year ended December 31
	2012	2011	2010

Dividend yield	0.00%	0.00%	0.00%
Expected volatility	120.40%	116.26%	116.90%
Risk-free interest rate	1.56%	2.51%	2.60%
Expected average option term	8.2 years	9.6 years	6.6 years
Fair value of options granted	$3.83	$2.00	$3.82

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

Stock-based compensation expense for the Company’s 2007 Plan and 2011 Plan

An expense for stock-based compensation for options awarded to employees and calculated in accordance with the fair value method has been recorded in the consolidated statement of operations and comprehensive income (loss) as follows:

	Year ended December 31
	2012	2011	2010

Research, development, collaborations and contracts expenses	$771,869	$494,634	$533,508
General and administrative expenses	209,787	131,485	117,112

Total	$981,656	$626,119	$650,620

At December 31, 2012, there remains $952,149 of unearned compensation expense related to unvested employee stock options to be recognized as expense over a weighted-average period of approximately 15 months.

Protiva Option Plan

On May 30, 2008, as a condition of the acquisition of Protiva Biotherapeutics Inc., a total of 350,457 common shares of the Company were reserved for the exercise of 519,073 Protiva share options (“Protiva Options”). The Protiva Options have an exercise price of $0.30, were fully vested and exercisable as of May 30, 2008, expire at various dates from January 22, 2013 to March 1, 2018 and upon exercise each option will be converted into approximately 0.6752 shares of the Company (the same ratio at which Protiva common shares were exchanged for Company common shares at completion of the acquisition of Protiva). The Protiva Options are not part of the Company’s 2007 Plan or 2011 Plan and the Company is not permitted to grant any further Protiva Options.

The following table sets forth outstanding options under the Protiva Option Plan:

	Number of Protiva Options	Equivalent number of Company common shares	Weighted average exercise price

Balance, December 31, 2009	519,073	350,457	$0.30
Options exercised	(850)	(574)	0.30
Options forfeited, cancelled or expired	—	—	—

Balance, December 31, 2010	518,223	349,883	0.30
Options exercised	(27,202)	(18,366)	0.30
Options forfeited, cancelled or expired	—	—	—

Balance, December 31, 2011	491,020	331,517	0.30
Options exercised	(15,135)	(10,218)	0.30
Options forfeited, cancelled or expired	—	—	—

Balance, December 31, 2012	475,885	321,299	$0.30

The weighted average remaining contractual life of exercisable Protiva Options as at December 31, 2012 was 3.1 years.

The aggregate intrinsic value of Protiva Options outstanding at December 31, 2012 was $1,457,269. The intrinsic value of Protiva Options exercised in the year ended December 31, 2012 was $18,929 (2011 - $42,615; 2010 - $2,688).

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

Awards outstanding and available for issuance

Combining all of the Company’s share-based compensation plans, at December 31, 2012, the Company has 1,970,145 options outstanding and a further 422,688 Awards available for issuance.

7.	Government grants and refundable investment tax credits

Government grants and refundable investment tax credits have been netted against research and development expenses.

Government grants for the year ended December 31, 2012 include $nil in funding from the US Army Medical Research Institute for Infectious Diseases (2011 - $nil; 2010 - $191,194).

The Company’s estimated claim for refundable Scientific Research and Experimental Development investment tax credits for the year ended December 31, 2012 is $nil (2011 - $20,905; 2010 - $196,556).

8.	Income taxes

Income tax (recovery) expense varies from the amounts that would be computed by applying the combined Canadian federal and provincial income tax rate of 17.5% (year ended December 31, 2011 – 26.5%; December 31, 2010 – 28.5%) to the loss before income taxes as shown in the following tables:

	Year ended December 31
	2012	2011	2010
Computed taxes (recoveries) at Canadian federal and provincial tax rates	$7,448,281	$(2,633,285)	$(3,538,412)
Differences due to change in enacted tax rates	777,000	712,236
Difference due to change in tax rate on opening deferred taxes	2,623,000	3,427,057	—
Permanent and other differences	2,191,116	143,992	1,409,918
Change in valuation allowance	(2,503,000)	(1,650,000)	2,880,000
Utilization of investment tax credits	(10,536,397)	—	—
Utilization of non-capital loss carryforwards	—	—	(751,506)

Income tax (recovery) expense	$—	$—	$—

As at December 31, 2012, the Company has investment tax credits available to reduce Canadian federal income taxes of $5,861,202 (December 31, 2011 - $11,093,450) and provincial income taxes of $1,904,908 (December 31, 2011 - $5,500,315) and expiring between 2013 and 2032.

At December 31, 2012, the Company has scientific research and experimental development expenditures of $48,111,776 (December 31, 2011 - $50,575,034) available for indefinite carry-forward and $21,348,573 (December 31, 2011 - $19,037,156) of net operating losses due to expire between 2027 and 2032 and which can be used to offset future taxable income in Canada.

On November 23, 2011, the Company was registered as a corporation under the Business Activity Act in the province of British Columbia. Under this program, provincial corporation tax charged on foreign income earned from the Company’s patents will be eligible for a 75% tax refund up to a maximum of $8,000,000.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

Significant components of the Company’s deferred tax assets are shown below:

	Year ended December 31
	2012	2011
Deferred tax assets:
Non-capital loss carryforwards	$4,538,000	$4,438,000
Research and development deductions	8,540,000	9,295,000
Book amortization in excess of tax	1,925,000	2,779,000
Share issue costs	(26,000)	45,000
Warrant liability	724,000	65,000
Revenue recognized for tax purposes in excess of revenue recognized for accounting purposes	—	1,125,000
Tax value in excess of accounting value in lease inducements	8,000	49,000
Accounting value in excess of tax value in intangible assets	371,000	49,000
Provincial investment tax credits	303,000	973,000

Total deferred tax assets	16,383,000	18,818,000

Valuation allowance	(16,383,000)	(18,818,000)

Net deferred tax assets	$—	$—

9.	Contingencies and commitments

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

Following the lease amendment the minimum commitment for rent and estimated operating costs, are as follows:

Lease commitment
Year ended December 31, 2013	$1,285,000
Year ended December 31, 2014	750,000

$2,035,000

The Company’s lease expense, net of sub-lease income, for the year ended December 31, 2012 of $936,760 has been recorded in the consolidated statements of operations and comprehensive loss in research, development, collaborations and contracts and general and administrative expenses (2011 - $933,528; 2010 - $931,606).

The Company has netted $171,923 of sub-lease income against lease expense in the year ended December 31, 2012 (year ended December 31, 2011 - $194,281; 2010 - $194,281).

The Company’s sub-lease agreement ended in December 2012.

Product development partnership with the Canadian Government

The Company entered into a Technology Partnerships Canada (“TPC”) agreement with the Canadian Federal Government on November 12, 1999. Under this agreement, TPC agreed to fund 27% of the costs incurred by the Company, prior to March 31, 2004, in the development of certain oligonucleotide product candidates up to a

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

maximum contribution from TPC of $9,329,912. As at December 31, 2012, a cumulative contribution of $3,701,571 has been received and the Company does not expect any further funding under this agreement. In return for the funding provided by TPC, the Company agreed to pay royalties on the share of future licensing and product revenue, if any, that is received by the Company on certain non-siRNA oligonucleotide product candidates covered by the funding under the agreement. These royalties are payable until a certain cumulative payment amount is achieved or until a pre-specified date. In addition, until a cumulative amount equal to the funding actually received under the agreement has been paid to TPC, the Company agreed to pay low single digit percentage royalties on any royalties the Company receives for Marqibo. To December 31, 2012 the Company had not made any royalty payments to TPC.

Contingently payable promissory notes

On March 25, 2008, Protiva declared dividends totaling US$12,000,000. The dividends were paid by Protiva issuing promissory notes on May 23, 2008. Recourse against Protiva for payment of the promissory notes will be limited to Protiva’s receipt, if any, of up to US$12,000,000 in license payments from Merck (see note 3(g)). Protiva will pay these funds if and when it receives them, to the former Protiva shareholders in satisfaction of the promissory notes. As contingent items the US$12,000,000 receivable and the related promissory notes payable are not recorded in the Company’s consolidated balance sheet.

License and collaboration agreement with Halo-Bio RNAi Therapeutics, Inc. (“Halo-Bio”)

On August 24, 2011, the Company entered into a license and collaboration agreement with Halo-Bio. Under the agreement, Halo-Bio granted the Company an exclusive license to its multivalent ribonucleic acid (“MV-RNA”) technology. The agreement provides for the companies to work together to design and develop MV-RNA molecules to gene targets of interest to the Company and to combine MV-RNA molecules with the Company’s LNP technology to develop therapeutic products.

The Company paid Halo-Bio an initial license fee of $97,940 (US$100,000) and recorded this amount as a research, development, collaborations and contracts expense in the year ended December 31, 2011.

The agreement was amended on August 8, 2012 to adjust the future license fees and other contingent payments. The Company recorded a further $447,780 (US$450,000) in license fees to research, development, collaborations and contracts expense in the year ended December 31, 2012, in respect of the agreement. Under the amended agreement, as at December 31, 2012, the maximum future license fees are US$1,300,000. The Company will pay up to US$12,700,000 in milestones on each product developed plus royalties.

License agreement with Marina Biotech, Inc. (“Marina”)

On November 29, 2012 the Company announced a worldwide, non-exclusive license to a novel RNAi payload technology called Unlocked Nucleobase Analog (“UNA”) from Marina for the development of RNAi therapeutics.

UNA technology can be used in the development of RNAi therapeutics, which treat disease by silencing specific disease causing genes. UNAs can be incorporated into RNAi drugs and have the potential to improve them by increasing their stability and reducing off-target effects.

Under the license agreement the Company paid Marina an upfront fee of $298,098 (US$300,000). A further license payment of US$200,000 is due in 2013 and the Company will make milestone payments of up to US$3,250,000 and royalties on each product developed by the Company that uses Marina’s UNA technology. The upfront fee was recorded to research, development, collaborations and contracts expense in the year ended December 31, 2012.

10.	Concentrations of business risk

Credit risk

Credit risk is defined by the Company as an unexpected loss in cash and earnings if a collaborative partner is unable to pay its obligations in due time. The Company’s main source of credit risk is related to its accounts receivable balance which principally represents temporary financing provided to collaborative partners in the normal course of operations. Accounts receivable from the U.S. Government as at December 31, 2012 were $947,802 and represent 89% of total accounts receivable as at that date (December 31, 2011 - $747,720 and 85%).

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

The Company does not currently maintain a provision for bad debts as the majority of accounts receivable are from collaborative partners or government agencies and are considered low risk.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at December 31, 2012 was the accounts receivable balance of $1,069,437 (December 31, 2011 - $880,693).

All accounts receivable balances were current as at December 31, 2012 and December 31, 2011.

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

The net liquidity of the Company is considered to be the cash and cash equivalents less accounts payable and accrued liabilities.

	December 31, 2012	December 31, 2011

Cash, cash equivalents and short term investments	$46,785,518	$9,184,134
Debt facility available (US$3,000,000)	—	3,051,000
Less: Debt facility repayments in first 12 months	—	(1,135,000)
Less: Accounts payable and accrued liabilities	(3,776,287)	(3,972,551)

	$43,009,231	$7,127,583

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

The Company manages its US dollar exchange rate risk by, whenever possible, using cash received from US dollar revenues to pay US dollar expenses and by limiting its holdings of US dollar cash and cash equivalent balances to working capital levels. The Company used a forward exchange contract to convert US$45,000,000 into Canadian dollars in November 2012. The Company has not entered into any other agreements or purchased any instruments to hedge possible currency risks.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to Consolidated financial statements

(Expressed in Canadian dollars)

The Company’s exposure to US dollar currency expressed in Canadian dollars was as follows:

	December 31, 2012	December 31, 2011

Cash and cash equivalents	$149,058	$1,259,029
Accounts receivable	1,025,306	780,176
Accrued revenue	2,361,836	185,356
Accounts payable and accrued liabilities	(2,969,454)	(2,365,191)

	$566,746	$(325,986)

An analysis of the Company’s sensitivity to foreign currency exchange rate movements is not provided in these financial statements as a large proportion of the Company’s foreign currency purchases are reimbursed by collaborators and customers which mitigates the Company’s foreign currency risk; therefore, the impact on the Company is not material.

11.	Supplementary information

Accounts payable and accrued liabilities is comprised of the following:

	December 31, 2012	December 31, 2011

Trade accounts payable	$801,701	$1,284,737
Research and development accruals	308,917	228,942
License fee accruals	1,641,585	—
Professional fee accruals	599,058	1,669,838
Restructuring cost accruals	34,999	36,134
Deferred lease inducements	47,834	196,966
Other accrued liabilities	342,193	555,934

	$3,776,287	$3,972,551

INDEX TO THE EXHIBITS

Exhibit Number	Description

1.1*	Notice of Articles and Articles of the Company (incorporated herein by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

2.1*	Subscription Agreement, between the Company and Alnylam Pharmaceuticals, Inc., dated March 28, 2008 (incorporated herein by reference to Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

2.2*	Subscription Agreement, between the Company and Roche Finance Ltd., dated March 31, 2008 (incorporated herein by reference to Exhibit 2.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.1†*	Amendment No. 1 to the Amended and Restated Agreement, between the Company (formerly Inex Pharmaceuticals Corporation) and Hana Biosciences, Inc., effective as of May 27, 2009 (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.2†*	Amended and Restated License Agreement, between Inex Pharmaceuticals Corporation and Hana Biosciences, Inc, dated April 30, 2007 (incorporated herein by reference to Exhibit 4.2 to the Registrant’s Amendment No. 1 to Form 20-F for the year ended December 31, 2010 filed with the SEC on January 31, 2012).

4.3†*	Sublicense Agreement, between Inex Pharmaceuticals Corporation and Alnylam Pharmaceuticals, Inc., dated January 8, 2007 (incorporated herein by reference to Exhibit 4.3 to the Registrant’s Amendment No. 1 to Form 20-F for the year ended December 31, 2010 filed with the SEC on January 31, 2012).

4.4†*	Amended and Restated License and Collaboration Agreement, between the Company and Alnylam Pharmaceuticals, Inc., effective as of May 30, 2008 (incorporated herein by reference to Exhibit 4.4 to the Registrant’s Amendment No. 1 to Form 20-F for the year ended December 31, 2010 filed with the SEC on January 31, 2012).

4.5†*	Amended and Restated Cross-License Agreement, between Alnylam Pharmaceuticals, Inc. and Protiva Biotherapeutics Inc., dated May 30, 2008 (incorporated herein by reference to Exhibit 4.5 to the Registrant’s Amendment No. 1 to Form 20-F for the year ended December 31, 2010 filed with the SEC on January 31, 2012).

4.6†*	License Agreement, between Inex Pharmaceuticals and Aradigm Corporation, dated December 8, 2004 (incorporated herein by reference to Exhibit 4.6 to the Registrant’s Amendment No. 1 to Form 20-F for the year ended December 31, 2010 filed with the SEC on January 31, 2012).

4.7†*	Settlement Agreement, between Sirna Therapeutics, Inc. and Merck & Co., Inc. and Protiva Biotherapeutics Inc. and Protiva Biotherapeutics (USA), Inc., effective as of October 9, 2007 (incorporated herein by reference to Exhibit 4.7 to the Registrant’s Amendment No. 1 to Form 20-F for the year ended December 31, 2010 filed with the SEC on January 31, 2012).

4.8†*	Development, Manufacturing and Supply Agreement, between the Company and Alnylam Pharmaceuticals, Inc., dated January 2, 2009 (incorporated herein by reference to Exhibit 4.8 to the Registrant’s Amendment No. 1 to Form 20-F for the year ended December 31, 2010 filed with the SEC on January 31, 2012).

4.9†*	Executive Employment Agreement with Ian Mortimer, dated March 26, 2008 (incorporated herein by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

Exhibit Number	Description

4.10*	Executive Employment Agreement with Ian MacLachlan, dated May 30, 2008 (incorporated herein by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.11*	Executive Employment Agreement with Mark Murray, dated May 30, 2008 (incorporated herein by reference to Exhibit 4.11 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.12*	Executive Employment Agreement with Peter Lutwyche, dated January 1, 2009 (incorporated herein by reference to Exhibit 4.12 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.13*	Share Option Plan amended through May 12, 2009 (including form stock option agreements) (incorporated herein by reference to Exhibit 4.13 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.14*	Lease Agreement with Canada Lands Company CLC Limited dated December 15, 1997, as amended (incorporated herein by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.15*	Form of Indemnity Agreement (incorporated herein by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.16*	Award Contract with USASMDC/ARSTRAT effective date July 14, 2010 (incorporated herein by reference to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.17†*	License Agreement between the University of British Columbia and Inex Pharmaceuticals Corporation executed on July 30, 2001 (incorporated herein by reference to Exhibit 4.17 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.18†*	Amendment Agreement between the University of British Columbia and Inex Pharmaceuticals Corporation dated July 11, 2006 (incorporated herein by reference to Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.19†*	Second Amendment Agreement between the University of British Columbia and Inex Pharmaceuticals Corporation dated January 8, 2007 (incorporated herein by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.20†*	Consent Agreement of the University of British Columbia to Inex/Alnylam Sublicense Agreement dated January 8, 2007 (incorporated herein by reference to Exhibit 4.20 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.21†*	Amendment No. 2 to the Amended and Restated Agreement, between the Company (formerly Inex Pharmaceuticals Corporation) and Hana Biosciences, Inc., effective as of September 20, 2010 (incorporated herein by reference to Exhibit 4.21 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

4.22†*	License and Collaboration Agreement between the Company and Halo-Bio RNAi Therapeutics, Inc. as of August 24, 2011 (incorporated herein by reference to Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 filed with the SEC on March 27, 2012).

4.23*	Loan Agreement with Silicon Valley Bank dated as of December 21, 2011 (incorporated herein by reference to Exhibit 4.23 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 filed with the SEC on March 27, 2012).

4.24*	Employment Agreement with Paul Brennan dated August 24, 2010 (incorporated herein by reference to Exhibit 4.24 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 filed with the SEC on March 27, 2012).

4.25*	Tekmira 2011 Omnibus Share Compensation Plan approved by shareholders on June 22, 2011 (incorporated herein by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011 filed with the SEC on March 27, 2012).

Exhibit Number	Description

4.26††**	Settlement Agreement and General Release, by and among Tekmira Pharmaceuticals Corporation, Protiva Biotherapeutics Inc., Alnylam Pharmaceuticals, Inc., and AlCana Technologies, Inc., dated November 12, 2012

4.27††**	Cross-License Agreement by and among Alnylam Pharmaceuticals, Inc., Tekmira Pharmaceuticals Corporation and Protiva Biotherapeutics Inc., dated November 12, 2012

4.28††**	License Agreement by and among Protiva Biotherapeutics Inc. and Marina Biotech, Inc. dated November 28, 2012

4.29**	Employment Agreement with Diane Gardiner dated March 1, 2013

8.1*	List of Subsidiaries (incorporated herein by reference to Exhibit 8.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

12.1**	Certification of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	Certification of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1**	Consent of KPMG LLP

101	Interactive Data Files

*	Previously filed.
**	Filed herewith.
†	Confidential treatment granted as to portions of this exhibit.
††	Confidential treatment has been requested as to portions of this exhibit.