Form 20-F/A
period 2012-12-31
TEKMIRA PHARMACEUTICALS Corp
filed 2013-07-16
CIK 1447028

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

This Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 20-F of Tekmira Pharmaceuticals Corporation (the “Company”) for the fiscal year ended December 31, 2012 (the “Form 20-F”), originally filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2013 (the “Original Report”), is being filed in response to comments from the SEC and solely for the purpose of re-filing the agreement filed as Exhibit 4.28 to the Original Report, in order to restore redacted information contained in Sections 1.1(uu) and 9.1(b) therein that was subject to a confidential treatment request by the Company.

This Amendment No. 1 consists of a cover page, this explanatory note, a list of exhibits (Item 19 of Part III) and a signature page.

This Amendment No. 1 speaks as of the initial filing date of the Original Report. Other than as expressly set forth above, no part of the Original Report is being amended. Accordingly, other than as discussed above, this Amendment No. 1 does not purport to amend, update or restate any other information or disclosure included in the Original Report or reflect any events that have occurred after the initial filing date of the Original Report. As a result, the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 continues to speak as of March 27, 2013 or, to the extent applicable, such other date as may be indicated in the Original Report.

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

Exhibit Number	Description

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

4.26††*
Settlement Agreement and General Release, by and among Tekmira Pharmaceuticals Corporation, Protiva Biotherapeutics Inc., Alnylam Pharmaceuticals, Inc., and AlCana Technologies, Inc., dated November 12, 2012

4.27††*	Cross-License Agreement by and among Alnylam Pharmaceuticals, Inc., Tekmira Pharmaceuticals Corporation and Protiva Biotherapeutics Inc., dated November 12, 2012

4.28††**	License Agreement by and among Protiva Biotherapeutics Inc. and Marina Biotech, Inc. dated November 28, 2012

4.29*	Employment Agreement with Diane Gardiner dated March 1, 2013

8.1*	List of Subsidiaries (incorporated herein by reference to Exhibit 8.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on June 3, 2011).

12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of KPMG LLP

101*	Interactive Data Files

*	Previously filed.
**	Filed herewith.
†	Confidential treatment granted as to portions of this exhibit.
††	Confidential treatment has been requested as to portions of this exhibit.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEKMIRA PHARMACEUTICALS CORPORATION

/s/ Mark J. Murray
Mark J. Murray
President and Chief Executive Officer

Date: July 15, 2013