Form 20-F/A
TEKMIRA PHARMACEUTICALS Corp
filed 2013-10-30
CIK 1447028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 2)

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

This Amendment No. 2 (“Amendment No. 2”) to the Annual Report on Form 20-F of Tekmira Pharmaceuticals Corporation (the “Company”) for the fiscal year ended December 31, 2012 (the “Form 20-F”), originally filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2013 (the “Original Report”) and amended on July 16, 2013, is being filed in response to comments from the SEC and solely for the purpose of (i) re-filing the agreement filed as Exhibit 4.28 to the Original Report, as amended, in order to restore redacted information contained under the table in Section 4.3(b) thereof that was subject to a confidential treatment request by the Company and (ii) to amend and restate the disclosure contained in Item 4B of Part I of the Original Report.

This Amendment No. 2 consists of a cover page, this explanatory note, business overview (Item 4B of Part I), a list of exhibits (Item 19 of Part III), a signature page, CEO and CFO certifications and Exhibit 4.28.

This Amendment No. 2 speaks as of the initial filing date of the Original Report. Other than as expressly set forth above, no part of the Original Report is being amended. Accordingly, other than as discussed above, this Amendment No. 2 does not purport to amend, update or restate any other information or disclosure included in the Original Report or reflect any events that have occurred after the initial filing date of the Original Report. As a result, the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 continues to speak as of March 27, 2013 or, to the extent applicable, such other date as may be indicated in the Original Report.

PART I

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

On July 14, 2010, we signed a contract with the United States Department of Defense (DoD), under their TMT program, to advance an RNAi therapeutic utilizing our LNP technology to treat Ebola virus infection. In the initial phase of the contract, we are eligible to receive up to US$34.7 million. This initial funding is for the development of TKM-Ebola, including completion of preclinical development, filing an IND application with the FDA and the completion of a Phase 1 human safety clinical trial. The initial funding stage and completion of the Phase 1 clinical trial is expected to be completed in the second half of 2014.

The United States DoD has the option of extending the contract beyond the initial funding period to support the advancement of TKM-Ebola through to the completion of clinical development and FDA approval. Based on the budget for the extended contract this would provide the Company with a total of up to US$140.0 million in funding for the entire program. Under the contract we invoice the United States DoD for direct labor, third party costs and an apportionment of overheads plus an incentive fee. The funding is paid through monthly reimbursements, and the

United States DoD has the ability to terminate at any time. The United States DoD’s right to alter the scope of the work to be done, to terminate, suspend, or delay all or part of the work under the contract, and to issue temporary or permanent stop-work orders are described in the Federal Acquisition Regulations (FAR) sections 52.242-14 (Apr 1984); 52.242-15 (Aug 1989) (Alternate I, Apr 1984);  52.242-17 (Apr 1984);  52.243-2 (Aug 1987) (Alternate V, Apr 1984);  and 52.249-6 (May 2004);  all of which provisions are incorporated into the contract with Tekmira.

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

The Alnylam license agreement generally ends upon the expiration of the last to expire royalty term, which duration is determined on a product-by-product and country-by-country basis, commencing on the first commercial sale and continuing during any period in which a product sold is covered by a valid claim of a licensed patent granted by one party of the agreement to the other party.  We currently expect the expiration date of the last-to-expire royalty term tied to the duration of the Alnylam license agreement to be 2030, subject to the possibility of any patent term adjustment that might be made by a patenting authority.  Either party may terminate a license it granted to the other in the event that the other party fails to cure a material breach of its obligations relating to that license. Furthermore, either party may terminate the agreement in the event the other party fails to cure a material breach of an obligation under the agreement. In addition, either party may terminate the agreement upon patent-related challenges by the other party.

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

The agreement was amended on August 8, 2012 to adjust the future license fees and other contingent payments. We have recorded $0.5 million in fees under our license from Halo-Bio to the end of 2012. Under the amended agreement, the maximum future license fees and other contingent payments are US$1.3 million and we will pay up to US$12.7 million in milestones on each product developed plus royalties. This license was terminated by Tekmira for convenience effective as of July 31, 2013.

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

Unless terminated earlier, the license grants by Marina expire on a country-by-country basis, upon the earlier of: (i) the expiry of the Royalty Term for each licensed product in such country, or (ii) the end of the calendar quarter in which sales in such country of generics exceed 50% of the sales of licensed product in such country.  Royalty Term is defined in the license agreement as a period extending to the later of: (a) the date of the last to expire issued licensed patent having a valid claim covering the licensed product; or (b) 10 years after the date of first commercial sale of a licensed product in a major market (US, UK, France, Germany, Italy, Spain, China or Japan). We anticipate the expiration date of the last-to-expire issued licensed patent to be 2028, subject to the possibility of any patent term adjustment that might be made by a patenting authority. We may terminate the license agreement for convenience, and either party may terminate the license agreement for bankruptcy or for a material breach which remains uncured.  We may cure a default in payment within 60 days following receipt of Marina’s notice, or cure any other default within 120 days following receipt of Marina’s notice.  Marina may cure any default within 120 days following receipt of our notice.  If Marina fails to cure a material breach, at our sole option, (i) the licenses granted by Marina will automatically convert into a world-wide, royalty-free, fully paid-up, perpetual license; or (ii) we may terminate the license agreement in its entirety or in respect of any country or countries.

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

Merck license agreement

Protiva, our wholly owned subsidiary, is party to a non-exclusive royalty-bearing world-wide license agreement with Merck. Under the license, Merck will pay up to US$17.0 million in milestones for each product they develop covered by Protiva’s intellectual property, except for the first product, for which Merck will pay up to US$15.0 million in milestones, and will pay single-digit royalties on product sales. Merck has also granted a non-exclusive, perpetual, royalty-free license to us, with the right to grant sublicenses, for some of its patents. The license agreement with Merck was entered into as part of the settlement of litigation between Protiva and a Merck subsidiary. The royalty payable by Merck to us will expire upon the expiry of the last valid claim in an issued and unexpired patent within the Protiva Patent Rights or Collaboration Patent Rights.  We expect such expiry to be in 2027, subject to the possibility of any patent term adjustment that might be made by a patenting authority.  No termination provisions exist in the licenses granted under the Merck agreement.

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

Unless earlier terminated, the research collaboration with Bristol-Myers Squibb will continue through May 6, 2014.  Bristol-Myers Squibb may terminate the agreement at any time with 60 days’ prior written notice.  Either party may terminate the agreement if the other party undergoes a change of control so long as the terminating party gives the other party or the other party’s successor at least 30 days’ prior written notice of termination, which notice is given before the 90th day following the change of control. Each party may also terminate the agreement if the other party fails to cure a material breach within 90 days after receipt of a notice of breach from the non-breaching party; provided however,  that if the breach is disputed in good faith, the 90-day cure period will not begin until the earlier of (i) the date such dispute is resolved or can no longer be maintained in good faith, or (ii) the 120th day following the receipt of notice of breach, unless either party has, prior to such 120th day, commenced an arbitration proceeding to resolve such dispute as to the existence of the breach.

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

Legacy Agreements

Talon Therapeutics, Inc. (Talon, formerly Hana Biosciences, Inc.) license agreement

Talon was developing targeted chemotherapy products under a legacy license agreement entered into in May 2006. Marqibo (Optisomal Vincristine), Alocrest (Optisomal Vinorelbine) and Brakiva (Optisomal Topotecan), products originally developed by us, have been exclusively licensed to Talon. Talon agreed to pay us milestones and single-digit royalties and is responsible for all future development and future expenses. In May 2009, the license agreement with Talon was amended to decrease the size of near-term milestone payments and increase the size of long-term milestone payments. On September 20, 2010, the license agreement with Talon was amended a second time such that Talon paid $5.9 million (US$5.75 million) in consideration for reducing certain future payments associated with the product candidates. The payment of $5.9 million (US$5.75 million) from Talon has been paid to our contingent creditors in full settlement of a contingent obligation. Talon was acquired by Spectrum Pharmaceuticals, Inc.  We are now eligible to receive milestone payments from Spectrum of up to US$18.0 million upon achievement of further development and regulatory milestones and, we will also receive single-digit royalties based on product sales. If Spectrum sublicenses any of the product candidates, Tekmira is eligible to receive a percentage of any upfront fees or milestone payments received by Spectrum. Depending on the royalty rates Spectrum receives from its sublicensees, our royalty rate may be lower on product sales by the sublicensees. The royalty rate will be reduced to low single digits if there is generic competition.

Marqibo is a proprietary sphingosomal formulation of the widely used, off-patent cancer chemotherapeutic vincristine. The FDA has granted Spectrum orphan drug and fast track designations for the use of Marqibo in adult acute lymphoblastic leukemia (ALL). In August 2007, Talon initiated a Phase 2 Marqibo registration-enabling clinical trial in relapsed ALL. On July 18, 2011, Talon announced that its New Drug Application (NDA) for Marqibo had been submitted to the FDA seeking approval for the treatment of adult Philadelphia chromosome-negative ALL in second or greater relapse or that has progressed following two or more lines of anti-leukemia therapy. On August 9, 2012, Talon announced that Marqibo® (vincristine sulfate LIPOSOME injection) had received accelerated approval from the U.S. Food and Drug Administration (FDA) for the treatment of adult patients with Philadelphia chromosome negative (Ph-) acute lymphoblastic leukemia (ALL) in second or greater relapse or whose disease has progressed following two or more anti-leukemia therapies. Spectrum is responsible for all future development of Marqibo. In 2012, we received a US$1.0 million milestone payment based on the FDA approval of Marqibo and will receive mid-single digit royalty payments based on Marqibo’s commercial sales.

Unless terminated earlier, the license grants made under the license agreement expire on a country-by-country basis upon the later of (i) the expiration of the last to expire patents covering each product in a particular country, (ii) the expiration of the last to expire period of product exclusivity covered by a product under the laws of such country, or (iii) on the date that all of the licensed Technology ceases to be confidential information of Tekmira. Spectrum has launched Marqibo and we anticipate the expiration date of the last to expire issued patent covering Marqibo to be 2022, subject to the possibility of any patent term adjustment that might be made by a patenting authority.  Royalty is also bearing on pending patent applications subject to their issuance, and we anticipate the expiration date of the last to expire patent so issued, to be 2025, subject to the possibility of any patent term adjustment that might be made by a patenting authority.

Either party may terminate the license agreement in the event that the other has materially breached its obligations thereunder and fails to remedy such breach within 90 days following notice by the non-breaching party. If such breach is not cured, then the non-breaching party may, upon 6 months’ notice to the breaching party, terminate the license in respect of the products or countries to which the breach relates. Tekmira may also terminate the license if Talon asserts or intends to assert any invalidity challenge on any of the licensed patents. The license agreement also provides that either party may, upon written notice, terminate the agreement in the event of the other’s bankruptcy, insolvency, dissolution or similar proceeding. In the event Tekmira validly terminates the license agreement, all data, materials, regulatory filings and all other documentation reverts to Tekmira.

Aradigm Corporation license agreement

In December 2004, we entered into a licensing agreement with Aradigm under which Aradigm exclusively licensed certain of our liposomal intellectual property for the pulmonary delivery of Ciprofloxacin. As amended, this agreement calls for milestone payments totalling US$4.5 and US$4.75 million, respectively, for the first two disease indications pursued by Aradigm using our technology, and for low- to mid-single-digit royalties on sales revenue from products using our technology. Aradigm has asserted that it is not using our technology in its current products. The parties mutually agreed to terminate the license effective May 9, 2013; provided however, that Tekmira retains the right to seek damages if Aradigm breaches one or more representations and warranties contained in the Letter of Termination, relating to Aradigm, its affiliates or sublicensees (i) receiving any milestones or net sales so as to trigger payment obligations under the license agreement; (ii) creating any intellectual property rights arising from the development of licensed product that would entitle Tekmira to such intellectual property rights; or (iii) using any licensed patents or licensed know-how for the research, development, manufacture or commercialization of any product or technology.

University of British Columbia

Certain early work on lipid nanoparticle delivery systems and related inventions was undertaken at the University of British Columbia (UBC). These inventions are licensed to us by UBC under a license agreement, initially entered in 1998 and thereafter restated and amended. This agreement calls for revenue sharing on payments received from sublicenses that range from 10% for intellectual property related to certain technology used for the delivery of oligonucleotides and up to approximately 20% for intellectual property covering certain legacy product candidates being advanced by Talon and Aradigm. The agreement calls for single-digit royalties on product sales made by us under the licensed patents. The patents licensed to us by UBC under this license agreement have been expanded over the years to include patents, if any, on additional inventions discovered by UBC and us in our prior collaborations with UBC or otherwise in the course of our prior collaboration with Alnylam. These collaborations with UBC and with Alnylam ended at the end of 2008. We have granted sublicenses under the UBC license to Alnylam as well as to Talon and Aradigm. While Alnylam’s sublicense is exclusive in the RNAi field, Alnylam has in turn sublicensed us under the licensed UBC patents for discovery, development and commercialization of RNAi products. Unless earlier terminated, the agreement between UBC and Tekmira will expire upon the later of (i) July 1, 2018 or (ii) the expiration, on a country-by-country basis, of the last claim of any licensed issued patent or licensed pending patent that has been pending less than 6 years from its filing date.

Tekmira may terminate this license for convenience.  This license terminates automatically without notice if Tekmira undergoes bankruptcy or insolvency, except for involuntary bankruptcy or insolvency proceedings, in which case Tekmira will have 60 days to have the proceedings against it discharged to avoid termination.   UBC may terminate this license with notice, with immediate effect, if Tekmira grants any sublicense without the prior written consent of UBC, notifies UBC that Tekmira will cease pursuing all patent protection for the licensed technology, or fails to cure within 60 days of UBC’s notice to Tekmira, a material breach of a sublicense by Tekmira’s sublicensee, which if committed by Tekmira would constitute a breach of the UBC license.  Other than the foregoing termination rights, either party may terminate this license upon the other party’s failure to cure any breach within 90 days after receipt of written notice of breach.

In mid-2009, we and our subsidiary Protiva entered into a supplemental agreement with UBC, Alnylam and AlCana Technologies, Inc., in relation to a separate research collaboration to be conducted among UBC, Alnylam and AlCana. We are licensed under the supplemental agreement to inventions discovered from this collaboration. Notwithstanding the termination of the supplemental agreement on November 12, 2012, Tekmira and Protiva continue to receive a milestone and royalty-bearing license from UBC to inventions discovered prior to termination of this agreement.  Payment obligations cease upon the expiration, on a country-by-country basis, of the last claim of any licensed issued patent or licensed pending patent that has been pending less than 5 years from its filing date.

To the best of Tekmira’s knowledge and belief, as of the date of writing, there are no patents in the current portfolio of patents in-licensed from UBC that cover any products in development of Tekmira or its sublicensees.  However, if any patent were to cover a pipeline product, we anticipate the expiration date of the last to expire issued patent to be 2021.  Royalty is also bearing on pending patent applications subject to their issuance, and we anticipate the expiration date of the last to expire patent so issued, to be 2029.  The above dates are subject to the possibility of any patent term adjustment that might be made by a patenting authority.

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

Tekmira has a portfolio of approximately 95 patent families, in the U.S. and abroad, that are directed to various aspects of LNPs and LNP formulations. The portfolio includes approximately 72 issued U.S. patents, approximately 71 issued non-U.S. patents, and approximately 229 pending patent applications, including the following patents and applications in the United States and Europe(1):

Invention Category	Title	Priority Filing Date*	Status**	Expiration Date***

LNP	Lipid Encapsulated Interfering RNA	07/16/2003	U.S. Pat. No.7,982,027; application pending in Europe	07/16/2024

LNP	Lipid Encapsulated Interfering RNA	06/07/2004	U.S. Pat. No. 7,799,565; European Pat. No.1766035	06/07/2025

LNP	Novel Lipid Formulations for Nucleic Acid Delivery	04/15/2008	U.S. Pat. No. 8,058,069; application pending in Europe	04/15/2029

LNP	Novel Lipid Formulations for Delivery of Therapeutic Agents to Solid Tumors	07/01/2009	U.S. Pat. No.8,283,333 Applications pending in U.S. and Europe	06/30/2030

Invention Category	Title	Priority Filing Date*	Status**	Expiration Date***

LNP Manufacturing	Liposomal Apparatus and Manufacturing Methods	06/28/2002	U.S. Pat. No. 7,901,708; European Pat. No. 1519714	06/28/2023

LNP Manufacturing	Systems and Methods for Manufacturing Liposomes	07/27/2005	Application pending in U.S. and Europe	07/27/2026

Novel Lipids	Cationic Lipids and Methods of Use	06/07/2004	U.S. Pat. No. 7,745,651; European Pat. No. 1781593	06/07/2025

Novel Lipids	Polyethyleneglycol-Modified Lipid Compounds and Uses Thereof	09/15/2003	U.S. Pat. No. 7,803,397; European Pat. No. 1664316	09/15/2024

Novel Lipids	Improved Cationic Lipids and Methods for the Delivery of Therapeutic Agents	07/01/2009	Application pending in the U.S.	06/30/2030

Chemical Modifications	Modified siRNA Molecules and Uses Thereof	11/02/2005	U.S. Pat. Nos. 8,101,741 and 8,188,263; applications pending in Europe and U.S.	11/02/2026

Chemical Modifications	Modified siRNA Molecules and Uses Thereof	06/09/2006	U.S. Pat. No. 7,915,399	06/08/2027

Therapeutic Target	siRNA Silencing of Apolipoprotein B	11/17/2004	Applications pending in U.S. and Europe	11/17/2025

Therapeutic Target	Compositions and Methods for Silencing Apolipoprotein B	07/01/2009	U.S. Pat. No. 8,236,943 Application pending in Europe	06/30/2030

Therapeutic Target	siRNA Silencing of Filovirus Gene Expression	10/20/2005	U.S. Pat. No. 7,838,658	10/20/2026

Therapeutic Target	Compositions and Methods for Silencing Ebola Virus Gene Expression	07/20/2009	Application pending in U.S.	07/20/2030

Therapeutic Target	Silencing of Polo-Like Kinase Expression using Interfering RNA	12/27/2007	Applications pending in U.S. and Europe	12/27/2028

(1)	Patent information current as of December 31, 2012.

*	Priority filing dates are based on the filing dates of provisional patent applications. Provisional applications expire unless they are converted to non-provisional applications within one year.

**	An “allowed” patent application is an active case that has been found by the patent office to contain patentable subject matter, subject to the payment of issue/grant fees by the applicant.

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

Date: October 29, 2013

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